As filed with the Securities and Exchange Commission on July 13, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1933 Act File No. 333-162592

Form N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐  PRE-EFFECTIVE AMENDMENT NO.
☑  POST-EFFECTIVE AMENDMENT NO. 4

GLADSTONE CAPITAL CORPORATION
(Exact name of registrant as specified in charter)

1521 WESTBRANCH DRIVE, SUITE 200
MCLEAN, VA 22102
(Address of principal executive offices)

Registrant’s telephone number, including area code: (703) 287-5800

DAVID GLADSTONE
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
GLADSTONE CAPITAL CORPORATION
1521 WESTBRANCH DRIVE, SUITE 200
MCLEAN, VIRGINIA 22102
(Name and address of agent for service)

COPIES TO:

THOMAS R. SALLEY
DARREN K. DESTEFANO
CHRISTINA L. NOVAK
COOLEY LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER
11951 FREEDOM DRIVE
RESTON, VIRGINIA 20190
(703) 456-8000
(703) 456-8100 (facsimile)

Approximate date of proposed public offering:  From time to time after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☑

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 13, 2011
PROSPECTUS

$300,000,000

COMMON STOCK
PREFERRED STOCK
SUBSCRIPTION RIGHTS
WARRANTS
DEBT SECURITIES

We may offer, from time to time, up to $300,000,000 aggregate initial offering price of our common stock, $0.001 par value per share, preferred stock, $0.001 par value per share, subscription rights, warrants representing rights to purchase shares of our common stock, or debt securities, or a combined offering of these securities, which we refer to in this prospectus collectively as our Securities, in one or more offerings. The Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. In the case of our common stock and warrants or rights to acquire such common stock hereunder, the offering price per share of our common stock by us, less any underwriting commissions or discounts, will not be less than the net asset value per share of our common stock at the time of the offering except (i) in connection with a rights offering to our existing stockholders, (ii) with the consent of the majority of our common stockholders, or (iii) under such other circumstances as the Securities and Exchange Commission may permit. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our Securities.

Our Securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of such Securities. Our common stock is traded on The Nasdaq Global Select Market under the symbol “GLAD.” As of July 12, 2011, the last reported sales price for our common stock was $9.59.

This prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website located at http://www.gladstonecapital.com. See “Additional Information.” This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

An investment in our Securities involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page 8. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss to purchasers of our Securities. You should carefully consider these risks together with all of the other information contained in this prospectus and any prospectus supplement before making a decision to purchase our Securities.

The Securities being offered have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          , 2011

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement as if we had authorized it. This prospectus and any prospectus supplement do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus and any prospectus supplement is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

PROSPECTUS SUMMARY

The following summary contains basic information about this offering. It likely does not contain all the information that is important to an investor. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred. Except where the context suggests otherwise, the terms “we,” “us,” “our,” the “Company” and “Gladstone Capital” refer to Gladstone Capital Corporation; “Adviser” refers to Gladstone Management Corporation; “Administrator” refers to Gladstone Administration, LLC; “Gladstone Commercial” refers to Gladstone Commercial Corporation; “Gladstone Investment” refers to Gladstone Investment Corporation; “Gladstone Land” refers to Gladstone Land Corporation; “Gladstone Securities” refers to Gladstone Securities, LLC; and “Gladstone Companies” refers to our Adviser and its affiliated companies.

GLADSTONE CAPITAL CORPORATION

General

We were incorporated under the General Corporation Laws of the State of Maryland on May 30, 2001. Our investment objective is to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, of established private businesses that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses, with a particular focus on senior notes. In addition, we may acquire from other funds existing loans that meet this profile. We also seek to provide our stockholders with long-term capital growth through appreciation in the value of warrants or other equity instruments that we may receive when we make loans. We operate as a closed-end, non-diversified management investment company, and we have elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, which we refer to as the 1940 Act. In addition, for tax purposes we have elected to be treated as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, as amended, which we refer to as the Code.

We seek to invest in small and medium-sized private U.S. businesses that meet certain criteria, including some but not necessarily all of the following: the potential for growth in cash flow, adequate assets for loan collateral, experienced management teams with a significant ownership interest in the borrower, profitable operations based on the borrower’s cash flow, reasonable capitalization of the borrower (usually by leveraged buyout funds or venture capital funds) and the potential to realize appreciation and gain liquidity in our equity position, if any. We anticipate that liquidity in our equity position will be achieved through a merger or acquisition of the borrower, a public offering of the borrower’s stock or by exercising our right to require the borrower to repurchase our warrants, though there can be no assurance that we will always have these rights. We seek to lend to borrowers that need funds to finance growth, restructure their balance sheets or effect a change of control. Our loans typically range from $5 million to $20 million, although this investment size may vary proportionately as the size of our capital base changes, generally mature in no more than seven years and accrue interest at a fixed or variable rate that exceeds the prime rate. Because we expect that the majority of our portfolio loans will consist of term debt of private companies that typically cannot or will not expend the resources to have their debt securities rated by a credit rating agency, we expect that most of the debt securities we acquire will be unrated. We cannot accurately predict what ratings these loans might receive if they were rated, and thus cannot determine whether or not they could be considered “investment grade” quality. However, for loans that lack a rating by a credit rating agency, investors should assume that these loans will be below what is today considered “investment grade” quality. Investments rated below investment grade are often referred to as high yield securities or junk bonds, and may be considered high risk compared to investment grade debt instruments.

Our Investment Adviser and Administrator

Our Adviser is our affiliate and investment adviser and is led by a management team which has extensive experience in our lines of business. Excluding our chief financial officer, all of our executive officers serve as either directors or executive officers, or both, of Gladstone Commercial, a publicly traded real estate investment trust; Gladstone Investment, a publicly traded BDC and RIC; our Adviser; and our Administrator. Our treasurer is also an executive officer of Gladstone Securities, a broker-dealer registered with the Financial Industry Regulatory Authority, or FINRA. Our Administrator employs our chief financial officer, chief compliance officer, internal counsel, controller, treasurer and their respective staffs.

Our Adviser and Administrator also provide investment advisory and administrative services, respectively, to our affiliates Gladstone Commercial; Gladstone Investment; Gladstone Partners Fund, L.P., or Gladstone Partners, a private partnership fund formed primarily to co-invest with us and Gladstone Investment; Gladstone Land, a private agricultural real estate company owned by David Gladstone, our chairman and chief executive officer; and Gladstone Lending Corporation, or Gladstone Lending, a proposed fund that would primarily invest in first and second lien term loans that has filed a registration statement on Form N-2 with the Securities and Exchange Commission, or SEC. In the future, our Adviser and Administrator may provide investment advisory and administrative services, respectively, to other funds, both public and private.

We have been externally managed by our Adviser pursuant to a contractual investment advisory arrangement since October 1, 2004. Our Adviser was organized as a corporation under the laws of the State of Delaware on July 2, 2002, and is a registered investment adviser under the Investment Advisers Act of 1940, as amended. Our Adviser is headquartered in McLean, Virginia, a suburb of Washington D.C., and our Adviser also has offices in New York, Illinois and Virginia.

Our Investment Strategy

We seek to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, of established private businesses that are substantially owned by leveraged buyout funds or individual investors or are family-owned businesses, with a particular focus on senior notes. In addition, we may acquire from others existing loans that meet this profile. We also seek to provide our stockholders with long-term capital growth through the appreciation in the value of warrants or other equity instruments that we may receive when we make loans. We seek to invest primarily in three categories of loans of private companies:

•	Senior Loans. We seek to invest a portion of our assets in senior notes of borrowers. Using its assets and cash flow as collateral, the borrower typically uses senior notes to cover a substantial portion of the funding needed to operate. Senior lenders are exposed to the least risk of all providers of debt because they command a senior position with respect to scheduled interest and principal payments and assets of the borrower. However, unlike senior subordinated and junior subordinated lenders, these senior lenders typically do not receive any stock, warrants to purchase stock of the borrowers or other yield enhancements. As such, they generally do not participate in the equity appreciation of the value of the business. Senior notes may include revolving lines of credit, senior term loans, senior syndicated loans and senior last-out tranche loans.

•	Senior Subordinated Loans. We seek to invest a portion of our assets in senior subordinated notes, which include second lien notes. Holders of senior subordinated notes are subordinated to the rights of holders of senior debt in their right to receive principal and interest payments or, in the case of last out tranches of senior debt, liquidation proceeds from the borrower. As a result, senior subordinated notes are riskier than senior notes. Although such loans are sometimes secured by significant collateral (assets of the borrower), the lender is largely dependent on the borrower’s cash flow for repayment. Additionally, lenders may receive warrants to acquire shares of stock in borrowers or other yield enhancements in connection with these loans. Senior subordinated notes include second lien loans and syndicated second lien loans.

•	Junior Subordinated Loans. We also seek to invest a small portion of our assets in junior subordinated notes, which include mezzanine notes. Holders of junior subordinated notes are subordinated to the rights of the holders of senior debt and senior subordinated debt in their rights to receive principal and interest payments from the borrower and assets of the borrower. The risk profile of junior subordinated notes is high, which permits the junior subordinated lender to obtain higher interest rates and more equity and equity-like compensation.

We may also receive yield enhancements in connection with many of our loans, which may include warrants to purchase stock, stock or success fees.

THE OFFERING

We may offer, from time to time, up to $300,000,000 of our Securities, on terms to be determined at the time of the offering. Our Securities may be offered at prices and on terms to be disclosed in one or more prospectus supplements. In the case of offering of our common stock and warrants or rights to acquire such common stock hereunder in any offering, the offering price per share, less any underwriting commissions or discounts, will not be less than the net asset value per share of our common stock at the time of the offering except (i) in connection with a rights offering to our existing stockholders, (ii) with the consent of the majority of our common stockholders, or (iii) under such other circumstances as the SEC may permit. If we were to sell shares of our common stock below our then current net asset value per share, such sales would result in an immediate dilution to the net asset value per share. This dilution would occur as a result of the sale of shares at a price below the then current net asset value per share of our common stock and a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance.

Our Securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, by us or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will disclose the terms of the offering, including the name or names of any agents or underwriters involved in the sale of our Securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our Securities.

Set forth below is additional information regarding the offering of our Securities:

The Nasdaq Global Select Market Symbol	GLAD

Use of Proceeds	Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from the sale of our Securities first to pay down existing short-term debt, then to make investments in small and mid-sized companies in accordance with our investment objective, with any remaining proceeds to be used for other general corporate purposes. See “Use of Proceeds.”

Dividends and Distributions	We have paid monthly distributions to the holders of our common stock and generally intend to continue to do so. The amount of the monthly distributions is determined by our Board of Directors on a quarterly basis and is based on our estimate of our annual investment company taxable income and net short-term taxable capital gains, if any. See “Price Range of Common Stock and Distributions.” Certain additional amounts may be deemed as distributed to stockholders for income tax purposes. Other types of securities we might offer will likely pay distributions in accordance with their terms.

Taxation	We intend to continue to elect to be treated for federal income tax purposes as a RIC. So long as we continue to qualify, we generally will pay no corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders. To maintain our RIC status, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of assets legally available for distribution. See “Material U.S. Federal Income Tax Considerations.”

Trading at a Discount	Shares of closed-end investment companies frequently trade at a discount to their net asset value. The possibility that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value, although during the past two years, our common stock has traded consistently, and at times significantly, below net asset value.

Certain Anti-Takeover Provisions	Our Board of Directors is divided into three classes of directors serving staggered three-year terms. This structure is intended to provide us with a greater likelihood of continuity of management, which may be necessary for us to realize the full value of our investments. A staggered board of directors also may serve to deter hostile takeovers or proxy contests, as may certain provisions of Maryland law and other measures we have adopted. See “Certain Provisions of Maryland Law and of Our Articles of Incorporation and Bylaws.”

Dividend Reinvestment Plan	We have a dividend reinvestment plan for our stockholders. This is an “opt in” dividend reinvestment plan, meaning that stockholders may elect to have their cash dividends automatically reinvested in additional shares of our common stock. Stockholders who do not so elect will receive their dividends in cash. Stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. See “Dividend Reinvestment Plan.”

Management Arrangements	Gladstone Management Corporation serves as our investment adviser, and Gladstone Administration, LLC serves as our administrator. For a description of our Adviser, our Administrator, the Gladstone Companies and our contractual arrangements with these companies, see “Management — Certain Transactions — Investment Advisory and Management Agreement,” “Management — Certain Transactions — Administration Agreement” and “Management — Certain Transactions — Loan Servicing Agreement.”

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Gladstone Capital,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Capital. The following percentages were calculated based on actual expenses incurred in the quarter ended March 31, 2011 and average net assets for the quarter ended March 31, 2011.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	—%
Dividend reinvestment plan expenses(1)	None
Annual expenses (as a percentage of net assets attributable to common stock):
Management fees(2)	2.18%
Incentive fees payable under investment advisory and management agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)(3)	0.44%
Interest payments on borrowed funds(4)	1.36%
Other expenses(5)	1.23%
Total annual expenses(2)(3)(5)	5.21%

(1)	The expenses of the reinvestment plan are included in stock record expenses, a component of “Other expenses.” We do not have a cash purchase plan. The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” for information on the dividend reinvestment plan.

(2)	Our annual base management fee is 2.0% (0.5% quarterly) of our average gross assets, which are defined as total assets of Gladstone Capital, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. For the six months ended March 31, 2011, our Adviser voluntarily agreed to waive the annual base management fee of 2.0% to 0.5% for those senior syndicated loan participations that we purchase using borrowings from our credit facility. Although there can be no guarantee that our Adviser will continue to waive any portion of the fees due under the Advisory Agreement, on an annual basis after giving effect to this waiver, the estimated management fees as a percentage of net assets attributable to common stock were 2.05% and the total estimated annual expenses as a percentage of net assets attributable to common stock were 5.07%. See “Management — Certain Transactions — Investment Advisory and Management Agreement” and footnote 3 below.

(3)	The incentive fee consists of two parts: an income-based fee and a capital gains-based fee. The income-based fee is payable quarterly in arrears, and equals 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly (7% annualized) hurdle rate of our net assets, subject to a “catch-up” provision measured as of the end of each calendar quarter. The “catch-up” provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide our Adviser with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The income-based incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. Our pre-incentive fee net investment income used to calculate this part of the income-based incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 2 above). The capital gains-based incentive fee equals 20% of our net realized capital gains since our inception, if any, computed net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year.

Examples of how the incentive fee would be calculated are as follows:

•	Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

•	Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

= 100% × (2.00% − 1.75%)

= 0.25%

•	Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% − 1.75%)) + (20% × (2.30% − 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

•	Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

= 20% × (6% − 1%)

= 20% × 5%

= 1%

For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Certain Transactions — Investment Advisory and Management Agreement.”

(4)	Includes deferred financing costs. We entered into a revolving credit facility, effective November 22, 2010, under which our borrowing capacity is $127 million. We have drawn down on this credit facility and we expect to borrow additional funds in the future up to an amount so that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of our senior securities. Assuming that we borrowed $127 million at an interest rate of 5.25% plus an additional fee related to borrowings of 1.16%, for an aggregate rate of 6.41%, interest payments and amortization of deferred financing costs on borrowed funds would have been 3.28% of our average net assets for the quarter ended March 31, 2011.

(5)	Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by our Administrator in performing its obligations under the administration agreement. See “Management — Certain Transactions — Administration Agreement.”

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our Securities. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. In the event that securities to which this prospectus related are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$55	$163	$271	$536

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Additionally, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not historically realized positive capital gains (computed net of all realized capital losses) on our investments. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of the above example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments. Additionally, because the capital gains-based incentive fee is calculated on a cumulative basis (computed net of all realized capital losses and unrealized capital depreciation) and because of the significant capital losses realized to date, we have assumed that we will not trigger the payment of any capital gains-based incentive fee in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher than reflected in the example. The expenses you would pay, based on a $1,000 investment and assuming a 5% annual return resulting entirely from net realized capital gains (disregarding for purposes of this example all net historical realized losses and aggregate unrealized depreciation) (and therefore subject to the capital gains-based incentive fee), and otherwise making the same assumptions in the example above, would be: 1 year, $64; 3 years, $190; 5 years, $312; and 10 years, $603. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, incentive fees, if any, and other expenses) may be greater or less than those shown.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form N-2 under the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the Securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or exhibits and schedules thereto. For further information with respect to our business and our Securities, reference is made to the registration statement, including the amendments, exhibits and schedules thereto.

We also file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Such reports, proxy statements and other information, as well as the registration statement and the amendments, exhibits and schedules thereto, can be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. Copies of such material may also be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Our common stock is listed on The Nasdaq Global Select Market and our corporate website is located at http://www.gladstonecapital.com. The information contained on, or accessible through, our website is not a part of this prospectus.

We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

We also furnish to our stockholders annual reports, which include annual financial information that has been examined and reported on, with an opinion expressed, by our independent registered public accounting firm. See “Experts.”

RISK FACTORS

You should carefully consider the risks described below and all other information provided and incorporated by reference in this prospectus (or any prospectus supplement) before making a decision to purchase our Securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or not presently deemed material by us, may also impair our operations and performance. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading price of our Securities could decline, and you may lose all or part of your investment.

Risks Related to the Economy

The current state of the economy and the capital markets increases the possibility of adverse effects on our financial position and results of operations. Continued economic adversity could impair our portfolio companies’ financial positions and operating results and affect the industries in which we invest, which could, in turn, harm our operating results. Continued adversity in the capital markets could impact our ability to raise capital and reduce our volume of new investments.

The United States is beginning to recover from the recession that largely began in late 2007. Despite signs of economic improvement and stabilization in both the equity and debt markets, however, conditions within the global credit markets generally continue to experience dislocation and stress. As a result, we do not know if adverse conditions will again intensify, and we are unable to gauge the full extent to which the disruptions will affect us. The longer these uncertain conditions persist, the greater the probability that these factors could continue to increase our costs of, and significantly limit our access to, debt and equity capital and, thus, have an adverse effect on our operations and financial results. Many of our portfolio companies, as well as those companies that we evaluate for investment, are impacted by these economic conditions, and if these conditions persist, it may affect their ability to repay our loans or engage in a liquidity event, such as a sale, recapitalization or initial public offering.

The uncertain economic conditions have affected the availability of credit generally. Our current credit facility limits our distributions to stockholders and as a result we decreased our monthly cash distribution rate by 50% starting with the April 2009 distributions in an effort to more closely align our distributions to our net investment income. We do not know when market conditions will stabilize, if adverse conditions will intensify or the full extent to which the disruptions will continue to affect us. Also, it is possible that persistent instability of the financial markets could have other unforeseen material effects on our business.

We may experience fluctuations in our quarterly and annual results based on the impact of inflation in the United States.

The majority of our portfolio companies are in industries that are directly impacted by inflation, such as consumer goods and services and manufacturing. Our portfolio companies may not be able to pass on to customers increases in their costs of operations which could greatly affect their operating results, impacting their ability to repay our loans. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future unrealized losses and therefore reduce our net assets resulting from operations.

Risks Related to Our External Management

We are dependent upon our key management personnel and the key management personnel of our Adviser, particularly David Gladstone, George Stelljes III and Terry Lee Brubaker, and on the continued operations of our Adviser, for our future success.

We have no employees. Our chief executive officer, president and chief investment officer, chief operating officer and chief financial officer, and the employees of our Adviser, do not spend all of their time managing our activities and our investment portfolio. We are particularly dependent upon David Gladstone, George Stelljes III and Terry Lee Brubaker in this regard. Our executive officers and the employees of our Adviser allocate some, and in some cases a material portion, of their time to businesses and activities that are not related to our business. We have no separate facilities and are completely reliant on our Adviser, which has significant discretion as to the implementation and execution of our business strategies and risk management practices. We are subject to the risk of discontinuation of our Adviser’s operations or termination of the Advisory Agreement and the risk that, upon such event, no suitable replacement will be found. We believe that our success depends to a significant extent upon our Adviser and that discontinuation of its operations could have a material adverse effect on our ability to achieve our investment objectives.

Our incentive fee may induce our Adviser to make certain investments, including speculative investments.

The management compensation structure that has been implemented under the Advisory Agreement may cause our Adviser to invest in high-risk investments or take other risks. In addition to its management fee, our Adviser is entitled under the Advisory Agreement to receive incentive compensation based in part upon our achievement of specified levels of income. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on net income may lead our Adviser to place undue emphasis on the maximization of net income at the expense of other criteria, such as preservation of capital, maintaining sufficient liquidity, or management of credit risk or market risk, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our investment portfolio.

We may be obligated to pay our Adviser incentive compensation even if we incur a loss.

The Advisory Agreement entitles our Adviser to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of our investment income for that quarter (before deducting incentive compensation, net operating losses and certain other items) above a threshold return for that quarter. When calculating our incentive compensation, our pre-incentive fee net investment income excludes realized and unrealized capital losses that we may incur in the fiscal quarter, even if such capital losses result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter. For additional information on incentive compensation under the Advisory Agreement with our Adviser, see “Business — Investment Advisory and Management Agreements — Management services and fees under the Advisory Agreement.”

Our Adviser’s failure to identify and invest in securities that meet our investment criteria or perform its responsibilities under the Advisory Agreement may adversely affect our ability for future growth.

Our ability to achieve our investment objectives will depend on our ability to grow, which in turn will depend on our Adviser’s ability to identify and invest in securities that meet our investment criteria. Accomplishing this result on a cost-effective basis will be largely a function of our Adviser’s structuring of the investment process, its ability to provide competent and efficient services to us, and our access to financing on acceptable terms. The senior management team of our Adviser has substantial responsibilities under the Advisory Agreement. In order to grow, our Adviser will need to hire, train, supervise, and manage new employees successfully. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

There are significant potential conflicts of interest which could impact our investment returns.

Our executive officers and directors, and the officers and directors of our Adviser, serve or may serve as officers, directors, or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, Mr. Gladstone, our chairman and chief executive officer, is the chairman of the board and chief executive officer of our Adviser, Gladstone Investment and Gladstone Commercial and the sole stockholder of Gladstone Land. In addition, Mr. Brubaker, our vice chairman, chief operating officer and secretary is the vice chairman, chief operating officer and secretary of our Adviser, Gladstone Investment and Gladstone Commercial. Mr. Stelljes, our president and chief investment officer, is also the president and chief investment officer of our Adviser and Gladstone Commercial and vice chairman and chief investment officer of Gladstone Investment. Moreover, our Adviser may establish or sponsor other investment vehicles which from time to time may have potentially overlapping investment objectives with those of ours and accordingly may invest in, whether principally or secondarily, asset classes similar to those we target. While our Adviser generally has broad authority to make investments on behalf of the investment vehicles that it advises, our Adviser has adopted investment allocation procedures to address these potential conflicts and intends to direct investment opportunities to the Gladstone affiliate with the investment strategy that most closely fits the investment opportunity. Nevertheless, the management of our Adviser may face conflicts in the allocation of investment opportunities to other entities managed by our Adviser. As a result, it is possible that we may not be given the opportunity to participate in certain investments made by other members of the Gladstone Companies or investment funds managed by investment managers affiliated with our Adviser.

In certain circumstances, we may make investments in a portfolio company in which one of our affiliates has or will have an investment, subject to satisfaction of any regulatory restrictions and, where required, to the prior approval of our Board of Directors. As of March 31, 2011, our Board of Directors has approved the following types of co-investment transactions:

•	Our affiliate, Gladstone Commercial, may lease property to portfolio companies that we do not control under certain circumstances. We may pursue such transactions only if (i) the portfolio company is not controlled by us or any of our affiliates, (ii) the portfolio company satisfies the tenant underwriting criteria of Gladstone Commercial, and (iii) the transaction is approved by a majority of our independent directors and a majority of the independent directors of Gladstone Commercial. We expect that any such negotiations between Gladstone Commercial and our portfolio companies would result in lease terms consistent with the terms that the portfolio companies would be likely to receive were they not portfolio companies of ours.

•	We may invest simultaneously with our affiliate Gladstone Investment in senior syndicated loans whereby neither we nor any affiliate has the ability to dictate the terms of the loans.

•	Additionally, pursuant to an exemptive order granted by the Securities and Exchange Commission, our Adviser may sponsor a private investment fund to co-invest with us or Gladstone Investment in accordance with the terms and conditions of the order.

Certain of our officers, who are also officers of our Adviser, may from time to time serve as directors of certain of our portfolio companies. If an officer serves in such capacity with one of our portfolio companies, such officer will owe fiduciary duties to all stockholders of the portfolio company, which duties may from time to time conflict with the interests of our stockholders.

In the course of our investing activities, we will pay management and incentive fees to our Adviser and will reimburse our Administrator for certain expenses it incurs. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through our investors themselves making direct investments. As a result of this arrangement, there may be times when the management team of our Adviser has interests that differ from those of our stockholders, giving rise to a conflict. In addition, as a business development company, we make available significant managerial assistance to our portfolio companies and provide other services to such portfolio companies. Although, neither we nor our Adviser currently receives fees in connection with managerial assistance, our Adviser provides other services to our portfolio companies and receives fees for these other services. For example, certain of our portfolio companies contract directly with our Adviser for the provision of consulting services. In addition, Gladstone Securities provides investment banking and due diligence services to certain of our portfolio companies.

Our Adviser is not obligated to provide a waiver of the base management fee, which could negatively impact our earnings and our ability to maintain our current level of distributions to our stockholders.

The Advisory Agreement provides for a base management fee based on our gross assets. Since our 2008 fiscal year, our Board of Directors has accepted on a quarterly basis voluntary, unconditional and irrevocable waivers to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5% to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations, and any waived fees may not be recouped by our Adviser in the future. However, our Adviser is not required to issue these or other waivers of fees under the Advisory Agreement, and to the extent our investment portfolio grows in the future, we expect these fees will increase. If our Adviser does not issue these waivers in future quarters, it could negatively impact our earnings and may compromise our ability to maintain our current level of distributions to our stockholders, which could have a material adverse impact on our stock price.

Our business model is dependent upon developing and sustaining strong referral relationships with investment bankers, business brokers and other intermediaries.

We are dependent upon informal relationships with investment bankers, business brokers and traditional lending institutions to provide us with deal flow. If we fail to maintain our relationship with such funds or institutions, or if we fail to establish strong referral relationships with other funds, we will not be able to grow our portfolio of loans and fully execute our business plan.

Risks Related to Our External Financing

Because of the limited amount of committed funding under our credit facility, we will have limited ability to fund new investments if we are unable to expand the facility.

In recent years, creditors have significantly curtailed their lending to business development companies, including us. In March 2010, we entered into a fourth amended and restated credit agreement providing for a revolving line of credit, which we refer to as the Credit Facility. Committed funding under the Credit Facility is $127.0 million. The Credit Facility may be expanded up to $202.0 million through the addition of other committed lenders to the facility. However, if additional lenders are unwilling to join the facility on its terms, we will be unable to expand the facility and thus will continue to have limited availability to finance new investments under our line of credit. The Credit Facility matures on March 15, 2012, and, if the facility is not renewed or extended by this date, all principal and interest will be due and payable on March 15, 2013. As of March 31, 2011, we had $33.2 million drawn and outstanding under the Credit Facility.

There can be no guarantee that we will be able to renew, extend or replace the Credit Facility upon its maturity on terms that are favorable to us, if at all. Our ability to expand the Credit Facility, and to obtain replacement financing at the time of maturity, will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to expand the Credit Facility, or to renew, extend or refinance the Credit Facility at the time of its maturity, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC under the Code.

Our business plan is dependent upon external financing, which is constrained by the limitations of the 1940 Act.

Our business requires a substantial amount of cash to operate and grow. We may acquire such additional capital from the following sources:

•	Senior Securities. We may issue debt securities, other evidences of indebtedness (including borrowings under our line of credit) and preferred stock, up to the maximum amount permitted by the 1940 Act. The 1940 Act currently permits us, as a business development company, to issue debt securities and preferred stock, which we refer to collectively as senior securities, in amounts such that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of senior securities. As a result of issuing senior securities, we will be exposed to the risks associated with leverage. Although borrowing money for investments increases the potential for gain, it also increases the risk of a loss. A decrease in the value of our investments will have a greater impact on the value of our common stock to the extent that we have borrowed money to make investments. There is a possibility that the costs of borrowing could exceed the income we receive on the investments we make with such borrowed funds. In addition, our ability to pay distributions or incur additional indebtedness would be restricted if asset coverage is not at least twice our indebtedness. If the value of our assets declines, we might be unable to satisfy that test. If this happens, we may be required to liquidate a portion of our loan portfolio and repay a portion of our indebtedness at a time when a sale, to the extent possible given the limited market for many of our investments, may be disadvantageous. Furthermore, any amounts that we use to service our indebtedness will not be available for distributions to our stockholders.

•	Common Stock. Because we are constrained in our ability to issue debt for the reasons given above, we are dependent on the issuance of equity as a financing source. If we raise additional funds by issuing more common stock or senior securities convertible into or exchangeable for our common stock, the percentage ownership of our stockholders at the time of the issuance would decrease and our common stock may experience dilution. In addition, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. In addition, under the 1940 Act, we will generally not be able to issue additional shares of our common stock at a price below net asset value per share to purchasers, other than to our existing stockholders through a rights offering, without first obtaining the approval of our stockholders and our independent directors. At our most recent annual meeting, our stockholders approved such an offering for a period of one year. If we were to sell shares of our common stock below our then current net asset value per share, such sales would result in an immediate dilution to the net asset value per share. This dilution would occur as a result of the sale of shares at a price below the then current net asset value per share of our common stock and a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance. For example, if we issue and sell an additional 10% of our common stock at a 5% discount from net asset value, a stockholder who does not participate in that offering for its proportionate interest will suffer net asset value dilution of up to 0.5% or $5 per $1,000 of net asset value. This imposes constraints on our ability to raise capital when our common stock is trading at below net asset value, as it has for most of the last two years.

A change in interest rates may adversely affect our profitability.

We anticipate using a combination of equity and long-term and short-term borrowings to finance our investment activities. As a result, a portion of our income will depend upon the difference between the rate at which we borrow funds and the rate at which we loan these funds. Higher interest rates on our borrowings will decrease the overall return on our portfolio.

Ultimately, we expect approximately 80% of the loans in our portfolio to be at variable rates determined on the basis of the LIBOR, and approximately 20% to be at fixed rates. As of March 31, 2011, our portfolio had approximately 85.4% of the total loan cost value at variable rates with floors, approximately 5.2% of the total of the loan cost value at variable rates without a floor or ceiling and approximately 9.4% of the total loan portfolio cost basis at fixed rates.

In addition to regulatory limitations on our ability to raise capital, our Credit Facility contains various covenants which, if not complied with, could accelerate our repayment obligations under the facility, thereby materially and adversely affecting our liquidity, financial condition, results of operations and ability to pay distributions.

We will have a continuing need for capital to finance our loans. In order to maintain RIC status, we are required to distribute to our stockholders at least 90% of our ordinary income and short-term capital gains on an annual basis. Accordingly, such earnings will not be available to fund additional loans. Therefore, we are party to the Credit Facility, which provides us with a revolving credit line facility of $127.0 million, of which $63.9 million was available for borrowings as of March 31, 2011. The Credit Facility permits us to fund additional loans and investments as long as we are within the conditions set out in the credit agreement. Current market conditions have forced us to write down the value of a portion of our assets as required by the 1940 Act and fair value accounting rules. These are not realized losses, but constitute adjustment in asset values for purposes of financial reporting and for collateral value for the Credit Facility. As assets are marked down in value, the amount we can borrow on the Credit Facility decreases.

As a result of the Credit Facility, we are subject to certain limitations on the type of loan investments we make, including restrictions on geographic concentrations, sector concentrations, loan size, dividend payout, payment frequency and status, and average life. The credit agreement also requires us to comply with other financial and operational covenants, which require us to, among other things, maintain certain financial ratios, including asset and interest coverage and a minimum net worth. As of March 31, 2011, we were in compliance with these covenants, however, our continued compliance with these covenants depends on many factors, some of which are beyond our control. In particular, depreciation in the valuation of our assets, which valuation is subject to changing market conditions that remain very volatile, affects our ability to comply with these covenants. During the year ended September 30, 2010, net unrealized appreciation on our investments was approximately $2.3 million, compared to $9.5 million unrealized appreciation during the prior fiscal year. Given the continued deterioration in the capital markets, the cumulative unrealized depreciation in our portfolio may increase in future periods and threaten our ability to comply with the covenants under the Credit Facility. Accordingly, there are no assurances that we will continue to comply with these covenants. Under the Credit Facility, we are also required to maintain our status as a BDC under the 1940 Act and as a RIC under the Code. Our failure to satisfy these covenants could result in foreclosure by our lenders, which would accelerate our repayment obligations under the facility and thereby have a material adverse effect on our business, liquidity, financial condition, results of operations and ability to pay distributions to our stockholders.

Risks Related to Our Investments

We operate in a highly competitive market for investment opportunities.

A large number of entities compete with us and make the types of investments that we seek to make in small and mid-sized companies. We compete with public and private buyout funds, commercial and investment banks, commercial financing companies, and, to the extent they provide an alternative form of financing, hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which would allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company. The competitive pressures we face could have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective. We do not seek to compete based on the interest rates we offer, and we believe that some of our competitors may make loans with interest rates that will be comparable to or lower than the rates we offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms, and structure. However, if we match our competitors’ pricing, terms, and structure, we may experience decreased net interest income and increased risk of credit loss.

Our investments in small and medium-sized portfolio companies are extremely risky and could cause you to lose all or a part of your investment.

Investments in small and medium-sized portfolio companies are subject to a number of significant risks including the following:

•	Small and medium-sized businesses are likely to have greater exposure to economic downturns than larger businesses. Our portfolio companies may have fewer resources than larger businesses. Therefore, current uncertain economic conditions and any future economic downturns or recessions are more likely to have a material adverse effect on them. If one of our portfolio companies is adversely impacted by a recession, its ability to repay our loan or engage in a liquidity event, such as a sale, recapitalization or initial public offering, would be diminished.

•	Small and medium-sized businesses may have limited financial resources and may not be able to repay the loans we make to them. Our strategy includes providing financing to portfolio companies that typically is not readily available to them. While we believe that this provides an attractive opportunity for us to generate profits, this may make it difficult for the portfolio companies to repay their loans to us upon maturity. A borrower’s ability to repay its loan may be adversely affected by numerous factors, including the failure to meet its business plan, a downturn in its industry, or negative economic conditions. A deterioration in a borrower’s financial condition and prospects usually will be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guarantees we may have obtained from the borrower’s management. As of March 31, 2011, six investments were on non-accrual. While we are working with the portfolio companies to improve their profitability and cash flows, there can be no assurance that our efforts will prove successful. Although we will sometimes seek to be the senior, secured lender to a borrower, in most of our loans we expect to be subordinated to a senior lender, and our interest in any collateral would, accordingly, likely be subordinate to another lender’s security interest.

•	Small and medium-sized businesses typically have narrower product lines and smaller market shares than large businesses. Because our target portfolio companies are smaller businesses, they will tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, our portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities and a larger number of qualified managerial, and technical personnel.

•	There is generally little or no publicly available information about these businesses. Because we seek to invest in privately owned businesses, there is generally little or no publicly available operating and financial information about our potential portfolio companies. As a result, we rely on our officers, our Adviser, and its employees and consultants to perform due diligence investigations of these portfolio companies, their operations, and their prospects. We may not learn all of the material information we need to know regarding these businesses through our investigations.

•	Small and medium-sized businesses generally have less predictable operating results. We expect that our portfolio companies may have significant variations in their operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, may otherwise have a weak financial position, or may be adversely affected by changes in the business cycle. Our portfolio companies may not meet net income, cash flow, and other coverage tests typically imposed by their senior lenders. A borrower’s failure to satisfy financial or operating covenants imposed by senior lenders could lead to defaults and, potentially, foreclosure on its senior credit facility, which could additionally trigger cross-defaults in other agreements. If this were to occur, it is possible that the borrower’s ability to repay our loan would be jeopardized.

•	Small and medium-sized businesses are more likely to be dependent on one or two persons. Typically, the success of a small or medium-sized business also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability, or resignation of one or more of these persons could have a material adverse impact on our borrower and, in turn, on us.

•	Small and medium-sized businesses may have limited operating histories. While we intend to target stable companies with proven track records, we may make loans to new companies that meet our other investment criteria. Portfolio companies with limited operating histories will be exposed to all of the operating risks that new businesses face and may be particularly susceptible to, among other risks, market downturns, competitive pressures and the departure of key executive officers.

We may not be able to replace lost income due to the reduction in the size of our portfolio and as a result, we may have to reduce our distributions to stockholders.

Since September 30, 2009, the cost basis of our portfolio has experienced a net decrease of 13.8%. The decrease in the size of our portfolio was driven predominantly by repayments and sales during the year ended September 30, 2010 totaling approximately $85.6 million. The decrease in our portfolio has resulted in a reduction of income-producing assets which has reduced our income and may result in reduced income in future periods if we are unable to reinvest our cash in comparable income producing assets. Even though this lost income is partially offset by a reduction in interest expense due to reduced borrowings outstanding under our Credit Facility and, to a lesser extent, reduced operating expenses, we still have experienced a net decrease in our net investment income as a result of these sales. While we intend to reinvest our cash as quickly as possible into income and capital gain-generating assets, there is no guarantee that that we will be able to do so or that we will able to do so at yields comparable to the assets that we have recently sold. If we are unable to reinvest our cash and replace our lost income, we may need to reduce our distributions to stockholders.

Because a large percentage of the loans we make and equity securities we receive when we make loans are not publicly traded, there is uncertainty regarding the value of our privately held securities that could adversely affect our determination of our net asset value.

A large percentage of our portfolio investments are, and we expect will continue to be, in the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. Our Board of Directors has established an investment valuation policy and consistently applied valuation procedures used to determine the fair value of these securities quarterly. These procedures for the determination of value of many of our debt securities rely on the opinions of value submitted to us by Standard & Poor’s Securities Evaluations, Inc., or SPSE, the use of internally developed discounted cash flow, or DCF, methodologies, or internal methodologies based on the total enterprise value, or TEV, of the issuer used for certain of our equity investments. SPSE will only evaluate the debt portion of our investments for which we specifically request evaluation, and SPSE may decline to make requested evaluations for any reason in its sole discretion. However, to date, SPSE has accepted each of our requests for evaluation.

Our use of these fair value methods is inherently subjective and is based on estimates and assumptions of each security. In the event that we are required to sell a security, we may ultimately sell for an amount materially less than the estimated fair value calculated by SPSE, TEV or the DCF methodology.

Our procedures also include provisions whereby our Adviser will establish the fair value of any equity securities we may hold where SPSE or third-party agent banks are unable to provide evaluations. The types of factors that may be considered in determining the fair value of our debt and equity securities include some or all of the following:

•	the nature and realizable value of any collateral;

•	the portfolio company’s earnings and cash flows and its ability to make payments on its obligations;

•	the markets in which the portfolio company does business;

•	the comparison to publicly traded companies; and

•	discounted cash flow and other relevant factors.

Because such valuations, particularly valuations of private securities and private companies, are not susceptible to precise determination, may fluctuate over short periods of time, and may be based on estimates, our determinations of fair value may differ from the values that might have actually resulted had a readily available market for these securities been available.

A portion of our assets are, and will continue to be, comprised of equity securities that are valued based on internal assessment using our own valuation methods approved by our Board of Directors, without the input of SPSE or any other third-party evaluator. We believe that our equity valuation methods reflect those regularly used as standards by other professionals in our industry who value equity securities. However, determination of fair value for securities that are not publicly traded, whether or not we use the recommendations of an independent third-party evaluator, necessarily involves the exercise of subjective judgment. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

The lack of liquidity of our privately held investments may adversely affect our business.

We will generally make investments in private companies whose securities are not traded in any public market. Substantially all of the investments we presently hold and the investments we expect to acquire in the future are, and will be, subject to legal and other restrictions on resale and will otherwise be less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to quickly obtain cash equal to the value at which we record our investments if the need arises. This could cause us to miss important investment opportunities.

In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may record substantial realized losses upon liquidation. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, our Adviser, or our respective officers, employees or affiliates have material non-public information regarding such portfolio company.

Due to the uncertainty inherent in valuing these securities, our determinations of fair value may differ materially from the values that could be obtained if a ready market for these securities existed. Our net asset value could be materially affected if our determinations regarding the fair value of our investments are materially different from the values that we ultimately realize upon our disposal of such securities.

Our financial results could be negatively affected if a significant portfolio investment fails to perform as expected.

Our total investment in companies may be significant individually or in the aggregate. As a result, if a significant investment in one or more companies fails to perform as expected, our financial results could be more negatively affected and the magnitude of the loss could be more significant than if we had made smaller investments in more companies.

When we are a debt or minority equity investor in a portfolio company, which we expect will generally be the case, we may not be in a position to control the entity, and its management may make decisions that could decrease the value of our investment.

We anticipate that most of our investments will continue to be either debt or minority equity investments in our portfolio companies. Therefore, we are and will remain subject to risk that a portfolio company may make business decisions with which we disagree, and the shareholders and management of such company may take risks or otherwise act in ways that do not serve our best interests. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings. In addition, we will generally not be in a position to control any portfolio company by investing in its debt securities.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We invest primarily in debt securities issued by our portfolio companies. In some cases portfolio companies will be permitted to have other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders thereof are entitled to receive payment of interest and principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization, or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization, or bankruptcy of a portfolio company.

Prepayments of our investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

In addition to risks associated with delays in investing our capital, we are also subject to the risk that investments that we make in our portfolio companies may be repaid prior to maturity. For the year ended September 30, 2010, we received principal payments prior to maturity of $59.7 million. We will first use any proceeds from prepayments to repay any borrowings outstanding on our credit facility. In the event that funds remain after repayment of our outstanding borrowings, then we will generally reinvest these proceeds in government securities, pending their future investment in new debt and/or equity securities. These government securities will typically have substantially lower yields than the debt securities being prepaid and we could experience significant delays in reinvesting these amounts. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elects to prepay amounts owed to us. Additionally, prepayments could negatively impact our return on equity, which could result in a decline in the market price of our common stock.

Higher taxation of our portfolio companies may impact our quarterly and annual operating results.

The recession’s adverse effect on federal, state, and municipality revenues may induce these government entities to raise various taxes to make up for lost revenues. Additional taxation may have an adverse affect on our portfolio companies’ earnings and reduce their ability to repay our loans to them, thus affecting our quarterly and annual operating results.

Our portfolio is concentrated in a limited number of companies and industries, which subjects us to an increased risk of significant loss if any one of these companies does not repay us or if the industries experience downturns.

As of March 31, 2011 we had loans outstanding to 45 portfolio companies. A consequence of a limited number of investments is that the aggregate returns we realize may be substantially adversely affected by the unfavorable performance of a small number of such loans or a substantial write-down of any one investment. Beyond our regulatory and income tax diversification requirements, we do not have fixed guidelines for industry concentration and our investments could potentially be concentrated in relatively few industries. In addition, while we do not intend to invest 25.0% or more of our total investments in a particular industry or group of industries at the time of investment, it is possible that as the values of our portfolio companies change, one industry or a group of industries may comprise in excess of 25.0% of the value of our total investments. As of March 31, 2011, 12.8% were invested in healthcare, education and childcare companies, 12.9% of our total investments were invested in broadcast companies, and 9.7% were invested in electronics companies. As a result, a downturn in an industry in which we have invested a significant portion of our total assets could have a materially adverse effect on us.

Our investments are typically long term and will require several years to realize liquidation events.

Since we generally make five to seven year term loans and hold our loans and related warrants or other equity positions until the loans mature, you should not expect realization events, if any, to occur over the near term. In addition, we expect that any warrants or other equity positions that we receive when we make loans may require several years to appreciate in value and we cannot give any assurance that such appreciation will occur.

The disposition of our investments may result in contingent liabilities.

Currently, all of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the underlying portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we have structured some of our investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt investments and subordinate all, or a portion, of our claims to that of other creditors. Holders of debt instruments ranking senior to our investments typically would be entitled to receive payment in full before we receive any distributions. After repaying such senior creditors, such portfolio company may not have any remaining assets to use to repay its obligation to us. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or in instances in which we exercised control over the borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken in rendering significant managerial assistance.

Portfolio company litigation could result in additional costs and the diversion of management time and resources.

In the course of providing significant managerial assistance to certain of our portfolio companies, our executive officers sometimes serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, such executive officers may be named as defendants in such litigation, which could result in additional costs and the diversion of management time and resources.

We may not realize gains from our equity investments and other yield enhancements.

When we make a subordinated loan, we may receive warrants to purchase stock issued by the borrower or other yield enhancements, such as success fees. Our goal is to ultimately dispose of these equity interests and realize gains upon our disposition of such interests. We expect that, over time, the gains we realize on these warrants and other yield enhancements will offset any losses we experience on loan defaults. However, any warrants we receive may not appreciate in value and, in fact, may decline in value and any other yield enhancements, such as success fees, may not be realized. Accordingly, we may not be able to realize gains from our equity interests or other yield enhancements and any gains we do recognize may not be sufficient to offset losses we experience on our loan portfolio.

Any unrealized depreciation we experience on our investment portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a business development company we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by or under the direction of our Board of Directors. Decreases in the market values or fair values of our investments will be recorded as unrealized depreciation. Since our inception, we have, at times, incurred a cumulative net unrealized depreciation of our portfolio. Any unrealized depreciation in our investment portfolio could result in realized losses in the future and ultimately in reductions of our income available for distribution to stockholders in future periods.

Hedging strategies can pose risks to us and our stockholders.

If one of our portfolio companies goes public in the future, we may undertake hedging strategies with regard to any equity interests that we may have in that company. We may seek to mitigate risks associated with the volatility of publicly traded securities by, for example, selling securities short or writing or buying call or put options. It is possible, however, that utilizing short-selling transactions, derivative instruments and hedging strategies of the type we may use might not perform as intended or expected, resulting in higher realized losses and unforeseen cash needs. In addition, these transactions depend on the performance of various counterparties. Due to the challenging conditions in the financial markets, these counterparties may fail to perform, thus rendering our transactions ineffective, which would likely result in significant losses. In addition, hedging transactions would also limit our opportunity to gain from an increase in the value of our investment in the public company.

Risks Related to Our Regulation and Structure

We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification.

To maintain our qualification as a RIC, we must meet income source, asset diversification, and annual distribution requirements. The annual distribution requirement is satisfied if we distribute at least 90% of our ordinary income and short-term capital gains to our stockholders on an annual basis. Because we use leverage, we are subject to certain asset coverage ratio requirements under the 1940 Act and could, under certain circumstances, be restricted from making distributions necessary to qualify as a RIC. Warrants we receive with respect to debt investments will create “original issue discount,” which we must recognize as ordinary income, increasing the amounts we are required to distribute to maintain RIC status. Because such warrants will not produce distributable cash for us at the same time as we are required to make distributions in respect of the related original issue discount, we will need to use cash from other sources to satisfy such distribution requirements. The asset diversification requirements must be met at the end of each calendar quarter. If we fail to meet these tests, we may need to quickly dispose of certain investments to prevent the loss of RIC status. Since most of our investments will be illiquid, such dispositions, if even possible, may not be made at prices advantageous to us and, in fact, may result in substantial losses. If we fail to qualify as a RIC for any reason and become fully subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the actual amount distributed. Such a failure would have a material adverse effect on us and our shares. For additional information regarding asset coverage ratio and RIC requirements, see “Business — Competitive Advantages — Leverage” and “Material U.S. Federal Income Tax Considerations — Regulated Investment Company Status.”

Changes in laws or regulations governing our operations, or changes in the interpretation thereof, and any failure by us to comply with laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations, or their interpretation, or any failure by us or our portfolio companies to comply with these laws or regulations may adversely affect our business. For additional information regarding the regulations to which we are subject, see “Material U.S. Federal Income Tax Considerations — Regulated Investment Company Status” and “Regulation as a Business Development Company.”

We are subject to restrictions that may discourage a change of control. Certain provisions contained in our articles of incorporation and Maryland law may prohibit or restrict a change of control and adversely impact the price of our shares.

Our Board of Directors is divided into three classes, with the term of the directors in each class expiring every third year. At each annual meeting of stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. After election, a director may only be removed by our stockholders for cause. Election of directors for staggered terms with limited rights to remove directors makes it more difficult for a hostile bidder to acquire control of us. The existence of this provision may negatively impact the price of our securities and may discourage third-party bids to acquire our securities. This provision may reduce any premiums paid to stockholders in a change in control transaction.

Certain provisions of Maryland law applicable to us prohibit business combinations with:

•	any person who beneficially owns 10% or more of the voting power of our common stock (an “interested stockholder”);

•	an affiliate of ours who at any time within the two-year period prior to the date in question was an interested stockholder; or

•	an affiliate of an interested stockholder.

These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination with the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of our outstanding shares of common stock and two-thirds of the votes entitled to be cast by holders of our common stock other than shares held by the interested stockholder. These requirements could have the effect of inhibiting a change in control even if a change in control were in our stockholders’ interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our Board of Directors prior to the time that someone becomes an interested stockholder.

Our articles of incorporation permit our Board of Directors to issue up to 50,000,000 shares of capital stock. In addition, our Board of Directors, without any action by our stockholders, may amend our articles of incorporation from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our Board of Directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our Board of Directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction

(such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Risks Related to an Investment in Our Common Stock

We may experience fluctuations in our quarterly and annual operating results.

We may experience fluctuations in our quarterly and annual operating results due to a number of factors, including, among others, variations in our investment income, the interest rates payable on the debt securities we acquire, the default rates on such securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the level of our expenses, the degree to which we encounter competition in our markets, and general economic conditions, including the impacts of inflation. The majority of our portfolio companies are in industries that are directly impacted by inflation, such as manufacturing and consumer goods and services. Our portfolio companies may not be able to pass on to customers increases in their costs of production which could greatly affect their operating results, impacting their ability to repay our loans. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized and unrealized losses and therefore reduce our net assets resulting from operations. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

There is a risk that you may not receive distributions.

Our current intention is to distribute at least 90% of our ordinary income and short-term capital gains to our stockholders on a quarterly basis by paying monthly distributions. On an annual basis, we intend to distribute net long-term capital gains, after giving effect to any prior year realized losses that are carried forward, by paying a one-time distribution. However, our Board of Directors may determine in certain cases to retain net realized long-term capital gains through a “deemed distribution” to supplement our equity capital and support the growth of our portfolio.

Distributions by us have included and may in the future include a return of capital.

Our Board of Directors declares monthly distributions based on estimates of net investment income for each fiscal year, which may differ, and in the past have differed, from actual results. Because our distributions are based on estimates of net investment income that may differ from actual results, future distributions payable to our stockholders may also include a return of capital. Moreover, to the extent that we distribute amounts that exceed our accumulated earnings and profits, these distributions constitute a return of capital. A return of capital represents a return of a stockholder’s original investment in shares of our stock and should not be confused with a distribution from earnings and profits. Although return of capital distributions may not be taxable, such distributions may increase an investor’s tax liability for capital gains upon the sale of our shares by reducing the investor’s tax basis for such shares. Such returns of capital reduce our asset base and also adversely impact our ability to raise debt capital as a result of the leverage restrictions under the 1940 Act, which could have a material adverse impact on our ability to make new investments.

The market price of our shares may fluctuate significantly.

The trading price of our common stock may fluctuate substantially. The extreme volatility and disruption that have affected the capital and credit markets for over a year have reached unprecedented levels in recent months We have experienced greater than usual stock price volatility.

The market price and marketability of our shares may from time to time be significantly affected by numerous factors, including many over which we have no control and that may not be directly related to us. These factors include, but are not limited to, the following:

•	general economic trends and other external factors;

•	price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies;

•	significant volatility in the market price and trading volume of shares of RICs, business development companies or other companies in our sector, which is not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

•	loss of business development company status;

•	loss of RIC status;

•	changes in our earnings or variations in our operating results;

•	changes in the value of our portfolio of investments;

•	any shortfall in our revenue or net income or any increase in losses from levels expected by securities analysts;

•	departure of key personnel;

•	operating performance of companies comparable to us;

•	short-selling pressure with respect to our shares or business development companies generally;

•	the announcement of proposed, or completed, offerings of our securities, including a rights offering; and

•	loss of a major funding source.

Fluctuations in the trading prices of our shares may adversely affect the liquidity of the trading market for our shares and, if we seek to raise capital through future equity financings, our ability to raise such equity capital.

The issuance of subscription rights to our existing stockholders may dilute the ownership and voting powers by existing stockholders in our common stock, dilute the net asset value of their shares and have a material adverse effect on the trading price of our common stock.

There are significant capital raising constraints applicable to us under the 1940 Act when our stock is trading below its net asset value per share. In the event that we issue subscription rights to our existing stockholders, there is a significant possibility that the rights offering will dilute the ownership interest and voting power of stockholders who do not fully exercise their subscription rights. Stockholders who do not fully exercise their subscription rights should expect that they will, upon completion of the rights offering, own a smaller proportional interest in the Company than would otherwise be the case if they fully exercised their subscription rights. In addition, because the subscription price of the rights offering is likely to be less than the Company’s most recently determined net asset value per share, our stockholders are likely to experience an immediate dilution of the per share net asset value of their shares as a result of the offer. As a result of these factors, any future rights offerings of our common stock, or our announcement of our intention to conduct a rights offering, could have a material adverse impact on the trading price of our common stock.

Shares of closed-end investment companies frequently trade at a discount from net asset value.

Shares of closed-end investment companies frequently trade at a discount from net asset value. Since our inception, our common stock has at times traded above net asset value, and at times traded below net asset value. During the past two years, our common stock has traded consistently, and at times significantly, below net asset value. Subsequent to March 31, 2011, our stock has traded at discounts of up to 17% of our net asset value as of March 31, 2011. This characteristic of shares of closed-end investment companies is separate and distinct from the risk that our net asset value per share will decline. As with any stock, the price of our shares will fluctuate with market conditions and other factors. If shares are sold, the price received may be more or less than the original investment. Whether investors will realize gains or losses upon the sale of our shares will not depend directly upon our net asset value, but will depend upon the market price of the shares at the time of sale. Since the market price of our shares will be affected by such factors as the relative demand for and supply of the shares in the market, general market and economic conditions and other factors beyond our control, we cannot predict whether the shares will trade at, below or above our net asset value. Under the 1940 Act, we are generally not able to issue additional shares of our common stock at a price below net asset value per share to purchasers other than our existing stockholders through a rights offering without first obtaining the approval of our stockholders and our independent directors. Additionally, at times when our stock is trading below its net asset value per share, our dividend yield may exceed the weighted average returns that we would expect to realize on new investments that would be made with the proceeds from the sale of such stock, making it unlikely that we would determine to issue additional shares in such circumstances. Thus, for as long as our common stock trades below net asset value we will be subject to significant constraints on our ability to raise capital through the issuance of common stock. Additionally, an extended period of time in which we are unable to raise capital may restrict our ability to grow and adversely impact our ability to increase or maintain our distributions.

Stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock.

At our most recent annual meeting, our stockholders approved a proposal designed to allow us to access the capital markets in a way that we were previously unable to as a result of restrictions that, absent stockholder approval, apply to business development companies under the 1940 Act. Specifically, our stockholders approved a proposal that authorizes us to sell shares of our common stock below the then current net asset value per share of our common stock in one or more offerings for a period of one year, provided that the number of shares issued and sold pursuant to such authority does not exceed 25% of our then outstanding common stock immediately prior to such sale. During the past two years, our common stock has traded consistently, and at times significantly, below net asset value. Any decision to sell shares of our common stock below the then current net asset value per share of our common stock would be subject to the determination by our Board of Directors that such issuance is in our and our stockholders’ best interests.

If we were to sell shares of our common stock below net asset value per share, such sales would result in an immediate dilution to the net asset value per share. This dilution would occur as a result of the sale of shares at a price below the then current net asset value per share of our common stock and a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance. The greater the difference between the sale price and the net asset value per share at the time of the offering, the more significant the dilutive impact would be. Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect, if any, cannot be currently predicted. However, if for example, we sold an additional 10% of our common stock at a 5% discount from net asset value, a stockholder who did not participate in that offering for its proportionate interest would suffer net asset value dilution of up to 0.5% or $5 per $1,000 of net asset value.

Other Risks

We could face losses and potential liability if intrusion, viruses or similar disruptions to our technology jeopardize our confidential information, whether through breach of our network security or otherwise.

Maintaining our network security is of critical importance because our systems store highly confidential financial models and portfolio company information. Although we have implemented, and will continue to implement, security measures, our technology platform is and will continue to be vulnerable to intrusion, computer viruses or similar disruptive problems caused by transmission from unauthorized users. The misappropriation of proprietary information could expose us to a risk of loss or litigation.

Terrorist attacks, acts of war, or national disasters may affect any market for our common stock, impact the businesses in which we invest, and harm our business, operating results, and financial conditions.

Terrorist acts, acts of war, or national disasters have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or national disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results, and financial condition. Losses from terrorist attacks and national disasters are generally uninsurable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained or incorporated by reference in this prospectus or any accompanying prospectus supplement, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) further adverse changes in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or George Stelljes III; (4) changes in our business strategy; (5) availability, terms and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; and (8) those factors described in the “Risk Factors” section of this prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

Unless otherwise specified in any prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of the Securities for general corporate purposes. We expect the proceeds to be used first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objective, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit facility currently accrues interest at the rate of approximately 5.25% and matures on March 15, 2012. We anticipate that substantially all of the net proceeds of any offering of Securities will be utilized in the manner described above within three months of the completion of such offering. Pending such utilization, we intend to invest the net proceeds of any offering of Securities primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

We currently intend to distribute in the form of cash dividends, a minimum of 90% of our ordinary income and short-term capital gains, if any, on a quarterly basis to our stockholders in the form of monthly dividends. We intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. We report the estimated tax characteristics of each dividend when declared while the actual tax characteristics of dividends are reported annually to each stockholder on Form 1099 DIV. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions can be reinvested automatically under our dividend reinvestment plan in additional whole and fractional shares. A stockholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in our dividend reinvestment plan on the stockholder’s behalf. See “Risk Factors — We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification;” “Dividend Reinvestment Plan;” and “Material U.S. Federal Income Tax Considerations.”

Our common stock is quoted on The Nasdaq Global Select Market under the symbol “GLAD.” Our common stock has historically traded at prices both above and below its net asset value. There can be no assurance, however, that any premium to net asset value will be attained or maintained. As of July 11, 2011, we had 66 stockholders of record, meaning individuals or entities that we carry in our records as the registered holder (although not necessarily the beneficial owner) of our common stock.

The following table sets forth the range of high and low closing sales prices of our common stock as reported on The Nasdaq Global Select Market and the dividends declared by us for the last two completed fiscal years and the current fiscal year through July 11, 2011.

SHARE PRICE DATA

						Premium	Discount of
	Closing Sales Price					(Discount) of	Low Sales
					Dividend	High Sales	Price to
	NAV(1)		High	Low	Declared	Price to NAV(2)	NAV(2)

Fiscal Year ended September 30, 2009
First Quarter		$12.04	$15.38	$5.50	$0.42	28%	(54)%
Second Quarter		$12.10	$10.28	$5.01	$0.42	(15)%	(59)%
Third Quarter		$11.86	$7.80	$5.49	$0.21	(34)%	(54)%
Fourth Quarter		$11.81	$10.40	$7.17	$0.21	(12)%	(39)%
Fiscal Year ended September 30, 2010
First Quarter		$11.92	$9.49	$7.50	$0.21	(20)%	(37)%
Second Quarter		$12.10	$12.19	$7.19	$0.21	1%	(41)%
Third Quarter		$11.81	$13.94	$10.09	$0.21	18%	(15)%
Fourth Quarter		$11.85	$12.34	$10.30	$0.21	4%	(13)%
Fiscal Year ending September 30, 2011
First Quarter		$11.74	$12.00	$10.91	$0.21	2%	(7)%
Second Quarter		$11.18	$12.05	$10.54	$0.21	6%	(8)%
Third Quarter	$	*	$11.59	$9.24	$0.21	*%	*%
Fourth Quarter (through July 11, 2011)	$	*	$9.69	$9.30	$0.21	*%	*%

(1)	Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sale price. The net asset values shown are based on outstanding shares at the end of each period.

(2)	The premiums set forth in these columns represent the high or low, as applicable, closing price per share for the relevant quarter minus the net asset value per share as of the end of such quarter, and therefore may not reflect the premium to net asset value per share on the date of the high and low closing prices.

*	Not yet available, as the net asset value per share as of the end of this quarter has not yet been determined.

CONSOLIDATED SELECTED FINANCIAL DATA

The following table summarizes our consolidated selected financial data and other data. The consolidated selected financial data as of September 30, 2010 and 2009 and for the fiscal years ended September 30, 2010, 2009 and 2008 is derived from our audited consolidated financial statements included in this prospectus. The consolidated selected financial data as of and for the six months ended March 31, 2011 and 2010 is derived from our unaudited consolidated financial statements included in this prospectus. The consolidated selected financial data as of September 30, 2008, 2007 and 2006 and for the fiscal years ended September 30, 2007 and 2006 is derived from our audited consolidated financial statements that are not included in this prospectus. The other data included in the second table is unaudited. You should read this data together with our consolidated financial statements and notes thereto presented elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

	Six Months Ended March 31,		Year Ended September 30,
	2011	2010	2010	2009	2008	2007	2006
	(unaudited)	(unaudited)

Statement of operations data:
Total investment income	$16,405	$19,618	$35,539	$42,618	$45,725	$36,687	$26,900
Total expenses net of credits from Adviser	7,339	10,716	17,780	21,587	19,172	14,426	7,447

Net investment income	9,066	8,902	17,759	21,031	26,553	22,261	19,351

Net (loss) gain on investments	(15,316)	5,404	(1,365)	(17,248)	(47,815)	(7,309)	5,079

Net (decrease) increase in net assets resulting from operations	$(6,250)	$14,306	$16,394	$3,783	$(21,262)	$14,952	$24,430

Per share data(1):
Net (decrease) increase in net assets resulting from operations per common share —
Basic	$(0.30)	$0.68	$(0.78)	$(0.18)	$(1.08)	$1.13	$2.15
Diluted	(0.30)	0.68	(0.78)	(0.18)	(1.08)	1.13	2.10
Net investment income before net (loss) gain on investments per common share —
Basic	0.43	0.42	0.84	1.00	1.35	1.69	1.70
Diluted	0.43	0.42	0.84	1.00	1.35	1.69	1.67
Cash distributions declared per share	(0.42)	(0.42)	(0.84)	(1.26)	(1.68)	(1.68)	(1.64)
Statement of assets and liabilities data:
Total assets	$272,536	$311,638	$270,518	$335,910	$425,698	$367,729	$225,783
Net assets	235,215	254,549	249,246	249,076	271,748	220,959	172,570
Net asset value per share	11.18	12.10	11.85	11.81	12.89	14.97	14.02
Common shares outstanding	21,039,242	21,039,242	21,039,242	21,087,574	21,087,574	14,762,574	12,305,008
Weighted common shares outstanding —
Basic	21,039,242	21,081,576	21,060,351	21,087,574	19,699,796	13,173,822	11,381,378
Diluted	21,039,242	21,081,576	21,060,351	21,087,574	19,699,796	13,173,822	11,615,922
Senior securities data:
Borrowings under line of credit(2)	$33,646	$53,000	$17,940	$83,350	$151,030	$144,440	$49,993
Asset coverage ratio(3)(4)	797%	575%	1,419%	396%	279%	252%	443%
Asset coverage per unit(4)	$7,966	$5,754	$14,187	$3,963	$2,792	$2,294	$4,435

(1)	Per share data for net (decrease) increase in net assets resulting from operations is based on the weighted common stock outstanding for both basic and diluted.

(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information regarding our level of indebtedness.

(3)	As a business development company, we are generally required to maintain an asset coverage ratio of 200% of total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to total borrowings and guaranty commitments.

(4)	Asset coverage per unit is the asset coverage ratio expressed in terms of dollar amounts per one thousand of indebtedness.

	Six Months Ended
	March 31,		Year Ended September 30,
	2011	2010	2010	2009	2008	2007	2006
	(Dollar amounts in thousands, except per unit data)

Other unaudited data:
Number of portfolio companies	45	41	39	48	63	56	32
Average size of portfolio company investment at cost	$6,983	$8,051	$7,647	$7,592	$7,315	$6,352	$6,756
Principal amount of new investments	(52,424)	(6,880)	(23,245)	(24,911)	(176,550)	(261,700)	(135,955)
Proceeds from loan repayments and investments sold	36,004	41,537	85,634	96,693	70,482	121,818	124,010
Weighted average yield on investments(1):	11.37%	11.29%	9.88%	9.82%	10.00%	11.22%	12.08%
Total return(2)	4.12	38.77	37.46	(30.94)	(13.90)	(4.40)	5.21

(1)	Weighted average yield on investments equals interest income on investments divided by the annualized weighted average investment balance throughout the year.

(2)	Total return equals the increase (decrease) of the ending market value over the beginning market value plus monthly distributions divided by the monthly beginning market value.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(dollar amounts in thousands, except per share data or unless otherwise indicated)

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere herein.

OVERVIEW

General

We were incorporated under the General Corporation Laws of the State of Maryland on May 30, 2001. Our investment objective is to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, of established private businesses that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses, with a particular focus on senior notes. In addition, we may acquire from other funds existing loans that meet this profile. We also seek to provide our stockholders with long-term capital growth through the appreciation in the value of warrants or other equity instruments that we may receive when we make loans. We operate as a closed-end, non-diversified management investment company, and have elected to be treated as a business development company under the 1940 Act. In addition, for tax purposes we have elected to be treated as a RIC under the Code.

We seek to invest in small and medium-sized private U.S. businesses that meet certain criteria, including some but not necessarily all of the following: the potential for growth in cash flow, adequate assets for loan collateral, experienced management teams with a significant ownership interest in the borrower, profitable operations based on the borrower’s cash flow, reasonable capitalization of the borrower (usually by leveraged buyout funds or venture capital funds) and the potential to realize appreciation and gain liquidity in our equity position, if any. We anticipate that liquidity in our equity position will be achieved through a merger or acquisition of the borrower, a public offering of the borrower’s stock or by exercising our right to require the borrower to repurchase our warrants, though there can be no assurance that we will always have these rights. We lend to borrowers that need funds to finance growth, restructure their balance sheets or effect a change of control.

Business Environment

While economic conditions generally appear to be improving, we remain cautious about a long-term economic recovery. The recent recession in general, and the disruptions in the capital markets in particular, have decreased liquidity for us and increased our cost of debt and equity capital. The longer these economic conditions persist, the greater the probability that these factors could continue to increase our costs of, and significantly limit our access to, debt and equity capital and, thus, have an adverse effect on our operations and financial results. Many of the companies in which we have made investments are still susceptible to the economic conditions, which may affect the ability of one or more of our portfolio companies to repay our loans or engage in a liquidity event, such as a sale, recapitalization or initial public offering. The economic conditions could also disproportionately impact some of the industries in which we have invested, causing us to be more vulnerable to losses in our portfolio, which could cause the number of our non-performing assets to increase and the fair market value of our portfolio to decrease. We do not know when market conditions will begin to grow again or if adverse conditions will intensify, and we do not know the full extent to which the continued recession will affect us. If market instability persists or intensifies, we may experience difficulty in raising capital.

Challenges in the current market are intensified for us by certain regulatory limitations under the Code and the 1940 Act, as well as contractual restrictions under the agreement governing our credit facility that further constrain our ability to access the capital markets. To maintain our qualification as a RIC, we must satisfy, among other requirements, an annual distribution requirement to pay out at least 90% of our ordinary income and short-term capital gains to our stockholders on an annual basis. Because we are required to distribute our income in this manner, and because the illiquidity of many of our investments makes it difficult for us to finance new investments through the sale of current investments, our ability to make new investments is highly dependent upon external financing. Our external financing sources include the issuance of equity securities, debt securities or other leverage, such as borrowings under our line of credit. Our ability to seek external debt financing, to the extent that it is available under current market conditions, is further subject to the asset coverage limitations of the 1940 Act, which require us to have at least a 200% asset coverage ratio, meaning generally that for every dollar of debt, we must have two dollars of assets.

Market conditions have also affected the trading price of our common stock and thus our ability to finance new investments through the issuance of equity. When our stock trades below net asset value, or NAV, per share, as it has periodically traded for more than two years, our ability to issue equity is constrained by provisions of the 1940 Act which generally prohibit the issuance and sale of our common stock at an issuance price below NAV per share without stockholder approval other than through sales to our then-existing stockholders pursuant to a rights offering. At our annual meeting of stockholders held on February 17, 2011, stockholders approved a proposal which authorizes us to sell shares of our common stock at a price below our then current NAV per share for a period of one year from the date of approval, provided that the number of shares issued and sold pursuant to such authority does not exceed 25% of our then outstanding common stock immediately prior to each such sale and that our Board of Directors makes certain determinations prior to any such sale. On July 11, 2011, the closing market price of our common stock was $ 9.54, which price represented a 14.7% discount to our March 31, 2011 NAV per share.

Unstable economic conditions may also continue to decrease the value of collateral securing some of our loans, as well as the value of our equity investments, which has impacted and may continue to impact our ability to borrow under our credit facility. Additionally, our credit facility contains covenants regarding the maintenance of certain minimum net worth covenants, which are affected by the decrease in value of our portfolio. Failure to meet these requirements would result in a default which, if we are unable to obtain a waiver from our lenders, would result in the acceleration of our repayment obligations under our credit facility. As of March 31, 2011, we were in compliance with all of our credit facility’s covenants.

We expect that, given these regulatory and contractual constraints in combination with current market conditions, debt and equity capital may be costly or difficult for us to access. This was demonstrated on January 20, 2011, when we were informed by the United States Small Business Administration that our Northern Virginia SBIC, LP application to obtain a license as a small business investment company, or SBIC, would not be granted. At this time, we do not intend to pursue a SBIC license for the foreseeable future. Despite current market constraints, we believe that our $127.0 million credit facility with a two-year term increases our ability to make new investments consistent with our strategy of making conservative investments in businesses that we believe will weather the current economic conditions and are likely to produce attractive long-term returns for our stockholders.

Investment Highlights

Purchases:  During the year ended September 30, 2010, we extended $10,580 of investments to three new portfolio companies and $12,665 of investments to existing portfolio companies through revolver draws or the additions of new term notes, for total investments of $23,245.

Repayments:  During the year ended September 30, 2010, eight borrowers made unscheduled full payoffs of $58,731, one borrower made an unscheduled partial payoff of $950 and we experienced contractual amortization, revolver repayments and some principal payments received ahead of schedule for an aggregate of $22,885, for total principal repayments of $82,566.

Sales:  During the year ended September 30, 2010, we sold three syndicated loans (which resulted in our exit from three portfolio companies) for an aggregate of $3,119 in net proceeds. In addition, we wrote off our investment in Western Directories, which had a cost basis of $2,865.

Since our initial public offering in August 2001, we have made 300 different loans to, or investments in, 151 companies for a total of approximately $1,087.0 million, before giving effect to principal repayments on investments and divestitures.

Financing Highlights

On March 15, 2010, through our wholly-owned subsidiary, Gladstone Business Loan, LLC, or Business Loan, we entered into a fourth amended and restated credit agreement, which provides for a $127 million revolving line of credit arranged by Key Equipment Finance Inc. as administrative agent, which we refer to as the Credit Facility.

Branch Banking and Trust Company and ING Capital LLC also joined the Credit Facility as committed lenders. Subject to certain terms and conditions, the Credit Facility may be expanded up to $202 million through the addition of other committed lenders to the facility. The Credit Facility matures on March 15, 2012, and, if the facility is not renewed or extended by this date, all unpaid principal and interest will be due and payable one year thereafter on March 15, 2013. Advances under the Credit Facility initially bore interest at the 30-day LIBOR (subject to a minimum rate of 2%), plus 4.5% per annum, with a commitment fee of 0.5% per annum on undrawn amounts. However, on November 22, 2010, or the Amendment Date, we amended our Credit Facility such that advances bear interest at the 30-day LIBOR (subject to a minimum rate of 1.5%), plus 3.75% per annum, with a commitment fee of 0.5% per annum on undrawn amounts when the facility is drawn more than 50% and 1.0% per annum on undrawn amounts when the facility is drawn less than 50%.

In addition to the annual interest rate on borrowings outstanding, under the terms of the Credit Facility prior to the Amendment Date, we were obligated to pay an annual minimum earnings shortfall fee to the committed lenders on March 15, 2011, which was calculated as the difference between the weighted average of borrowings outstanding under the Credit Facility and 50% of the commitment amount of the Credit Facility, multiplied by 4.5% per annum, less commitment fees paid during the year. However, as a result of the amendment to the Credit Facility, we are no longer obligated to pay an annual minimum earnings shortfall fee. As of September 30, 2010, we had accrued approximately $590 in minimum earnings shortfall fees. On the Amendment Date, we paid a $665 fee.

During the year ended September 30, 2010, we elected to apply ASC 825, “Financial Instruments,” specifically to our Credit Facility, which requires us to apply a fair value methodology to the Credit Facility as of September 30, 2010. The Credit Facility was fair valued at $17,940 as of September 30, 2010.

Investment Strategy

Our strategy is to make loans at favorable interest rates to small and medium-sized businesses. Our loans typically range from $5 million to $20 million, although this investment size may vary proportionately as the size of our capital base changes, generally mature in no more than seven years and accrue interest at fixed or variable rates. Because the majority of our portfolio loans consist of term debt of private companies that typically cannot or will not expend the resources to have their debt securities rated by a credit rating agency, we expect that most, if not all, of the debt securities we acquire will be unrated. We cannot accurately predict what ratings these loans might receive if they were rated, and thus cannot determine whether or not they could be considered “investment grade” quality. However, for loans that lack a rating by a credit rating agency, investors should assume that these loans will be below what is today considered “investment grade” quality. Investments rated below investment grade are often referred to as high yield securities or junk bonds, and may be considered high risk compared to investment grade debt instruments.

Some of our loans may contain a provision that calls for some portion of the interest payments to be deferred and added to the principal balance so that the interest is paid, together with the principal, at maturity. This form of deferred interest is often called “paid in kind,” or PIK, interest and, when earned, we record PIK interest as interest income and add the PIK interest to the principal balance of the loans. We seek to avoid PIK interest with all potential investments under review. As of March 31, 2011, we had loans in our portfolio which contained a PIK provision.

To the extent possible, our loans generally are collateralized by a security interest in the borrower’s assets. Interest payments are generally made monthly or quarterly (except to the extent of any PIK interest) with amortization of principal generally being deferred for several years. The principal amount of the loans and any accrued but unpaid interest generally become due at maturity at five to seven years. When we receive a warrant to purchase stock in a borrower in connection with a loan, the warrant will typically have an exercise price equal to the fair value of the portfolio company’s common stock at the time of the loan and entitle us to purchase a modest percentage of the borrower’s stock.

Original issue discount, or OID, arises when we extend a loan and receive an equity interest in the borrower at the same time. To the extent that the price paid for the equity is not at market value, we must allocate part of the price paid for the loan, to the value of the equity. Then the amount allocated to the equity, the OID, must be amortized over the life of the loan. As with PIK interest, the amortization of OID also produces income that must be recognized for purposes of satisfying the distribution requirements for a RIC under Subchapter M of the Code, whereas the cash is received, if at all, when the equity instrument is sold. We seek to avoid OID with all potential investments under review. As of March 31, 2011, we had fifteen loans with OID income.

In addition, as a BDC under the 1940 Act, we are required to make available significant managerial assistance to our portfolio companies. Our Adviser provides these services on our behalf through its officers who are also our officers. Currently, neither we nor our Adviser charges a fee for managerial assistance, however, if our Adviser does receive fees for managerial assistance, our Adviser will credit the managerial assistance fees to the base management fee due from us to our Adviser.

Our Adviser receives fees for the other services it provides to our portfolio companies. These other fees are typically non-recurring, are recognized as revenue when earned and are generally paid directly to our Adviser by the borrower or potential borrower upon the closing of the investment. The services our Adviser provides to our portfolio companies vary by investment, but generally include a broad array of services, such as investment banking services, arranging bank and equity financing, structuring financing from multiple lenders and investors, reviewing existing credit facilities, restructuring existing investments, raising equity and debt capital from other investors, turnaround management, merger and acquisition services and recruiting new management personnel. When our Adviser receives fees for these services, 50% or 100% of certain of those fees are credited against the base management fee that we pay to our Adviser. Any services of this nature subsequent to closing would typically generate a separate fee at the time of completion.

Our Adviser also receives fees for monitoring and reviewing portfolio company investments. These fees are recurring and are generally paid annually or quarterly in advance to our Adviser throughout the life of the investment. Fees of this nature are recorded as revenue by our Adviser when earned and are not credited against the base management fee. Our Adviser’s affiliate, Gladstone Securities, also provides our portfolio companies with investment banking and due diligence services. These fees are recorded as revenue by Gladstone Securities when earned and do not impact the fees we pay our Adviser.

We may receive fees for the origination and closing services we provide to portfolio companies through our Adviser. These fees are paid directly to us and are recognized as revenue upon closing of the originated investment and are reported as fee income in the consolidated statements of operations.

Prior to making an investment, we ordinarily enter into a non-binding term sheet with the potential borrower. These non-binding term sheets are generally subject to a number of conditions, including, but not limited to, the satisfactory completion of our due diligence investigations of the potential borrower’s business, reaching agreement on the legal documentation for the loan, and the receipt of all necessary consents. Upon execution of the non-binding term sheet, the potential borrower generally pays the Adviser a non-refundable fee for services rendered by the Adviser through the date of the non-binding term sheet. These fees are received by the Adviser and are offset against the base management fee payable to the Adviser, which has the effect of reducing our expenses to the extent of any such fees received by the Adviser.

In the event that we expend significant effort in considering and negotiating a potential investment that ultimately is not consummated, we generally will seek reimbursement from the proposed borrower for our reasonable expenses incurred in connection with the transaction, including legal fees. Any amounts collected for expenses incurred by the Adviser in connection with unconsummated investments will be reimbursed to the Adviser. Amounts collected for these expenses incurred by us will be reimbursed to us and will be recognized in the period in which such reimbursement is received, however, there can be no guarantee that we will be successful in collecting any such reimbursements.

Our Adviser and Administrator

Our Adviser is led by a management team which has extensive experience in our lines of business. Our Adviser is controlled by David Gladstone, our chairman and chief executive officer. Mr. Gladstone is also the chairman and chief executive officer of our Adviser. Terry Lee Brubaker, our vice chairman, chief operating officer, secretary and director, is a member of the board of directors of our Adviser and its vice chairman and chief operating officer, George Stelljes III, our president, chief investment officer and director, is a member of the board of directors of our Adviser and its president and chief investment officer. Our Administrator, an affiliate of our Adviser, employs our chief financial officer, chief compliance officer, internal counsel, treasurer and their respective staffs.

Our Adviser and Administrator also provide investment advisory and administrative services, respectively, to our affiliates, Gladstone Commercial, a publicly traded real estate investment trust; Gladstone Investment, a publicly traded BDC and RIC; Gladstone Lending, a proposed fund that would primarily invest in first and second lien term loans; Gladstone Partners, a private partnership fund formed primarily to co-invest with us and Gladstone Investment; and Gladstone Land, a private agricultural real estate company. Excluding our chief financial officer, all of our executive officers serve as either directors or executive officers, or both, of our Adviser, our Administrator, Gladstone Commercial and Gladstone Investment. Our treasurer is also an executive office of Gladstone Securities, a broker-dealer registered with the Financial Industry Regulatory Authority. In the future, our Adviser may provide investment advisory and administrative services to other funds, both public and private, of which it is the sponsor.

Investment Advisory and Management Agreement

Under the amended and restated investment advisory agreement, or the Advisory Agreement, we pay our Adviser an annual base management fee of 2% of our average gross assets, which is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the two most recently completed calendar quarters and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.

We also pay our Adviser a two-part incentive fee under the Advisory Agreement. The first part of the incentive fee is an income-based incentive fee which rewards our Adviser if our quarterly net investment income (before giving effect to any incentive fee) exceeds 1.75% of our net assets (the “hurdle rate”). The second part of the incentive fee is a capital gains-based incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), and equals 20% of our realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to our Adviser, we will calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. The Adviser did not earn the capital gains-based portion of the incentive fee for the fiscal year ended September 30, 2010.

We pay our direct expenses including, but not limited to, directors’ fees, legal and accounting fees, stockholder related expenses, and directors and officers insurance under the Advisory Agreement.

Beginning in April 2006, our Board of Directors has accepted from the Adviser, unconditional and irrevocable voluntarily waivers on a quarterly basis to reduce the annual 2.0% base management fee on senior syndicated loans to 0.5% to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations. In addition to the base management and incentive fees under the Advisory Agreement, 50% or 100% of certain fees received by the Adviser from our portfolio companies are credited against the investment advisory fee and paid to the Adviser.

The Adviser services our loan portfolio pursuant to a loan servicing agreement with Business Loan in return for a 1.5% annual fee, based on the monthly aggregate outstanding loan balance of the loans pledged under our credit facility. All fees received by the Adviser from Business Loan are credited toward the 2% base management fee.

Administration Agreement

We have entered into an administration agreement with our Administrator, or the Administration Agreement, whereby we pay separately for administrative services. The Administration Agreement provides for payments equal to our allocable portion of the Administrator’s overhead expenses in performing its obligations under the Administration Agreement including, but not limited to, rent and our allocable portion of the salaries and benefits expenses of our chief financial officer, chief compliance officer, internal counsel, treasurer and their respective staffs. Our allocable portion of expenses is primarily derived by multiplying our Administrator’s total expenses by the percentage of our average assets (the total assets at the beginning and end of each quarter) in comparison to the average total assets of all funds that have administration agreements with our Administrator and are also managed by our Adviser under similar agreements. On July 12, 2011, our Board of Directors approved the renewal of this

Administration Agreement through August 31, 2012. We expect that the Board of Directors will consider a further one year renewal in July 2012.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported consolidated amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the years reported. Actual results could materially differ from those estimates. Actual results could differ materially from those estimates. We have identified our investment valuation process, which was modified during the year ended September 30, 2010, as our most critical accounting policy.

Investment Valuation

The most significant estimate inherent in the preparation of our consolidated financial statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded.

General Valuation Policy:  We value our investments in accordance with the requirements of the 1940 Act. As discussed more fully below, we value securities for which market quotations are readily available and reliable at their market value. We value all other securities and assets at fair value as determined in good faith by our Board of Directors.

We adopted ASC 820 on October 1, 2008. In part, ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. ASC 820 provides a consistent definition of fair value that focuses on exit price in the principal, or most advantageous, market and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. ASC 820 also establishes the following three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 inputs are in those markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers; and

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are those inputs that reflect our own assumptions that market participants would use to price the asset or liability based upon the best available information.

See Note 3, “Investments” in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus for additional information regarding fair value measurements and our adoption of ASC 820.

We use generally accepted valuation techniques to value our portfolio unless we have specific information about the value of an investment to determine otherwise. From time to time we may accept an appraisal of a business in which we hold securities. These appraisals are expensive and occur infrequently but provide a third-party valuation opinion that may differ in results, techniques and scopes used to value our investments. When these specific third-party appraisals are engaged or accepted, we would use estimates of value provided by such appraisals and our own assumptions including estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date to value the investment we have in that business.

In determining the value of our investments, our Adviser has established an investment valuation policy, or the Policy. The Policy has been approved by our Board of Directors, and each quarter our Board of Directors reviews whether our Adviser has applied the Policy consistently and votes whether or not to accept the recommended valuation of our investment portfolio.

The Policy, which is summarized below, applies to the following categories of securities:

•	Publicly-traded securities;

•	Securities for which a limited market exists; and

•	Securities for which no market exists.

Valuation Methods:

Publicly-traded securities:  We determine the value of publicly-traded securities based on the closing price for the security on the exchange or securities market on which it is listed and primarily traded on the valuation date. To the extent that we own restricted securities that are not freely tradable, but for which a public market otherwise exists, we will use the market value of that security adjusted for any decrease in value resulting from the restrictive feature.

Securities for which a limited market exists:  We value securities that are not traded on an established secondary securities market, but for which a limited market for the security exists, such as certain participations in, or assignments of, syndicated loans, at the quoted bid price. In valuing these assets, we assess trading activity in an asset class, evaluate variances in prices and other market insights to determine if any available quote prices are reliable. If we conclude that quotes based on active markets or trading activity may be relied upon, firm bid prices are requested; however, if a firm bid price is unavailable, we base the value of the security upon the indicative bid price, or IBP, offered by the respective originating syndication agent’s trading desk, or secondary desk, on or near the valuation date. To the extent that we use the indicative bid price as a basis for valuing the security, our Adviser may take further steps to consider additional information to validate that price in accordance with the Policy.

In the event these limited markets become illiquid such that market prices are no longer readily available, we will value our syndicated loans using estimated net present values of the future cash flows or discounted cash flows. The use of a discounted cash flow, or DCF, methodology follows that prescribed by ASC 820, which provides guidance on the use of a reporting entity’s own assumptions about future cash flows and risk-adjusted discount rates when relevant observable inputs, such as quotes in active markets, are not available. When relevant observable market data does not exist, the alternative outlined in ASC 820 is the use of valuing investments based on DCF. For the purposes of using DCF to provide fair value estimates, we consider multiple inputs such as a risk-adjusted discount rate that incorporates adjustments that market participants would make both for nonperformance and liquidity risks. As such, we develop a modified discount rate approach that incorporates risk premiums including, among others, increased probability of default, or higher loss given default, or increased liquidity risk. The DCF valuations applied to the syndicated loans provide an estimate of what we believe a market participant would pay to purchase a syndicated loan in an active market, thereby establishing a fair value. We will continue to apply the DCF methodology in illiquid markets until quoted prices are available or are deemed reliable based on trading activity.

As of March 31, 2011, we assessed trading activity in syndicated loan assets and determined that there continued to be market liquidity and a secondary market for these assets. Thus, firm bid prices or IBPs were used to fair value our remaining syndicated loans as of March 31, 2011.

Securities for which no market exists:  The valuation methodology for securities for which no market exists falls into three categories: (1) portfolio investments comprised solely of debt securities; (2) portfolio investments in controlled companies comprised of a bundle of securities, which can include debt and equity securities; (3) portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and equity securities; and (4) portfolio investments comprised of non-publicly-traded non-control equity securities of other funds.

(1) Portfolio investments comprised solely of debt securities:  Debt securities that are not publicly traded on an established securities market, or for which a limited market does not exist, which we refer to as Non-Public Debt Securities, and that are issued by portfolio companies where we have no equity or equity-like securities, are fair valued in accordance with the terms of the policy, which utilizes opinions of value submitted to us by SPSE. We may also submit PIK interest to SPSE for their evaluation when it is determined that PIK interest is likely to be received.

In the case of Non-Public Debt Securities, we have engaged SPSE to submit opinions of value for our debt securities that are issued by portfolio companies in which we own no equity, or equity-like securities. SPSE’s opinions of value are based on the valuations prepared by our portfolio management team as described below. We request that SPSE also evaluate and assign values to success fees (conditional interest included in some loan securities) when we determine that there is reasonable probability of receiving a success fee on a given loan. SPSE will only evaluate the debt portion of our investments for which we specifically request evaluation, and may decline to make requested evaluations for any reason at its sole discretion. Upon completing our collection of data with respect to the investments (which may include the information described below under “— Credit Information,” the risk ratings of the loans described below under “— Loan Grading and Risk Rating” and the factors described hereunder), this valuation data is forwarded to SPSE for review and analysis. SPSE makes its independent assessment of the data that we have assembled and assesses its independent data to form an opinion as to what they consider to be the market values for the securities. With regard to its work, SPSE has issued the following paragraph:

SPSE provides evaluated price opinions which are reflective of what SPSE believes the bid side of the market would be for each loan after careful review and analysis of descriptive, market and credit information. Each price reflects SPSE’s best judgment based upon careful examination of a variety of market factors. Because of fluctuation in the market and in other factors beyond its control, SPSE cannot guarantee these evaluations. The evaluations reflect the market prices, or estimates thereof, on the date specified. The prices are based on comparable market prices for similar securities. Market information has been obtained from reputable secondary market sources. Although these sources are considered reliable, SPSE cannot guarantee their accuracy.

SPSE opinions of value of our debt securities that are issued by portfolio companies where we have no equity or equity-like securities are submitted to our Board of Directors along with our Adviser’s supplemental assessment and recommendation regarding valuation of each of these investments. Our Adviser generally accepts the opinion of value given by SPSE, however, in certain limited circumstances, such as when our Adviser may learn new information regarding an investment between the time of submission to SPSE and the date of the Board assessment our Adviser’s conclusions as to value may differ from the opinion of value delivered by SPSE. Our Board of Directors then reviews whether our Adviser has followed its established procedures for determinations of fair value, and votes to accept or reject the recommended valuation of our investment portfolio. Our Adviser and our management recommended, and the Board of Directors voted to accept, the opinions of value delivered by SPSE on the loans in our portfolio as denoted on the Schedule of Investments included in our accompanying consolidated financial statements.

Because there is a delay between when we close an investment and when the investment can be evaluated by SPSE, new loans are not valued immediately by SPSE; rather, management makes its own determination about the value of these investments in accordance with our valuation policy using the methods described herein.

(2) Portfolio investments in controlled companies comprised of a bundle of investments, which can include debt and equity securities:  The fair value of these investments is determined based on the total enterprise value of the portfolio company, or issuer, utilizing a liquidity waterfall approach. For Non-Public Debt Securities and equity or equity-like securities (e.g. preferred equity, common equity, or other equity-like securities) that are purchased together as part of a package, where we have control or could gain control through an option or warrant security, both the debt and equity securities of the portfolio investment would exit in the mergers and acquisitions market as the principal market, generally through a sale or recapitalization of the portfolio company. In accordance with ASC 820-10, we apply the in-use premise of value which assumes the debt and equity securities are sold together. Under this liquidity waterfall approach, we continue to use the enterprise value methodology utilizing a liquidity waterfall approach to determine the fair value of these investments under ASC 820-10 if we have the ability to initiate a sale of a portfolio company as of the measurement date. Under this approach, we first calculate the total enterprise value of the issuer by incorporating some or all of the following factors:

•	the issuer’s ability to make payments;

•	the earnings of the issuer;

•	recent sales to third parties of similar securities;

•	the comparison to publicly traded securities; and

•	DCF or other pertinent factors.

In gathering the sales to third parties of similar securities, we may reference industry statistics and use outside experts. Once we have estimated the total enterprise value of the issuer, we subtract the value of all the debt securities of the issuer; which are valued at the contractual principal balance. Fair values of these debt securities are discounted for any shortfall of total enterprise value over the total debt outstanding for the issuer. Once the values for all outstanding senior securities (which include the debt securities) have been subtracted from the total enterprise value of the issuer, the remaining amount, if any, is used to determine the value of the issuer’s equity or equity-like securities. If, in our Adviser’s judgment, the liquidity waterfall approach does not accurately reflect the value of the debt component, our Adviser may recommend that we use a valuation by SPSE or, if that is unavailable, a DCF valuation technique.

(3) Portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and equity securities:  We value Non-Public Debt Securities that are purchased together with equity or equity-like securities from the same portfolio company, or issuer, for which we do not control or cannot gain control as of the measurement date, using a hypothetical secondary market as our principal market. In accordance with ASC 820-10, we determine the fair value of these debt securities of non-control investments assuming the sale of an individual debt security using the in-exchange premise of value. As such, we estimate the fair value of the debt component using estimates of value provided by SPSE and our own assumptions in the absence of observable market data, including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. Subsequent to June 30, 2009, for equity or equity-like securities of investments for which we do not control or cannot gain control as of the measurement date, we estimate the fair value of the equity using the in-exchange premise of value based on factors such as the overall value of the issuer, the relative fair value of other units of account including debt, or other relative value approaches. Consideration also is given to capital structure and other contractual obligations that may impact the fair value of the equity. Further, we may utilize comparable values of similar companies, recent investments and indices with similar structures and risk characteristics or our own assumptions in the absence of other observable market data and may also employ DCF valuation techniques.

(4) Portfolio investments comprised of non-publicly traded non-control equity securities of other funds:  We value any uninvested capital of the non-control fund at par value and value any invested capital at the value provided by the non-control fund.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been obtained had a ready market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned. There is no single standard for determining fair value in good faith, as fair value depends upon circumstances of each individual case. In general, fair value is the amount that we might reasonably expect to receive upon the current sale of the security in an arms-length transaction in the security’s principal market.

Valuation Considerations:  From time to time, depending on certain circumstances, the Adviser may use the following valuation considerations, including but not limited to:

•	the nature and realizable value of the collateral;

•	the portfolio company’s earnings and cash flows and its ability to make payments on its obligations;

•	the markets in which the portfolio company does business;

•	the comparison to publicly traded companies; and

•	DCF and other relevant factors.

Because such valuations, particularly valuations of private securities and private companies, are not susceptible to precise determination, may fluctuate over short periods of time, and may be based on estimates, our determinations of fair value may differ from the values that might have actually resulted had a readily available market for these securities been available.

Credit Information:  Our Adviser monitors a wide variety of key credit statistics that provide information regarding our portfolio companies to help us assess credit quality and portfolio performance. We and our Adviser participate in the periodic board meetings of our portfolio companies in which we hold Control and Affiliate investments and also require them to provide annual audited and monthly unaudited financial statements. Using these statements or comparable information and board discussions, our Adviser calculates and evaluates the credit statistics.

Loan Grading and Risk Rating:  As part of our valuation procedures above, we risk rate all of our investments in debt securities. For syndicated loans that have been rated by an NRSRO (as defined in Rule 2a-7 under the 1940 Act), we use the NRSRO’s risk rating for such security. For all other debt securities, we use a proprietary risk rating system. Our risk rating system uses a scale of 0 to 10, with 10 being the lowest probability of default. This system is used to estimate the probability of default on debt securities and the probability of loss if there is a default. These types of systems are referred to as risk rating systems and are used by banks and rating agencies. The risk rating system covers both qualitative and quantitative aspects of the business and the securities we hold. During the three months ended March 31, 2010, we modified our risk rating model to incorporate additional factors in our qualitative and quantitative analysis. While the overall process did not change, we believe the additional factors enhance the quality of the risk ratings of our investments. No adjustments were made to prior periods as a result of this modification.

For the debt securities for which we do not use a third-party NRSRO risk rating, we seek to have our risk rating system mirror the risk rating systems of major risk rating organizations, such as those provided by an NRSRO. While we seek to mirror the NRSRO systems, we cannot provide any assurance that our risk rating system will provide the same risk rating as an NRSRO for these securities. The following chart is an estimate of the relationship of our risk rating system to the designations used by two NRSROs as they risk rate debt securities of major companies. Because our system rates debt securities of companies that are unrated by any NRSRO, there can be no assurance that the correlation to the NRSRO set out below is accurate. We believe our risk rating would be significantly higher than a typical NRSRO risk rating because the risk rating of the typical NRSRO is designed for larger businesses. However, our risk rating has been designed to risk rate the securities of smaller businesses that are not rated by a typical NRSRO. Therefore, when we use our risk rating on larger business securities, the risk rating is higher than a typical NRSRO rating. The primary difference between our risk rating and the rating of a typical NRSRO is that our risk rating uses more quantitative determinants and includes qualitative determinants that we believe are not used in the NRSRO rating. It is our understanding that most debt securities of medium-sized companies do not exceed the grade of BBB on an NRSRO scale, so there would be no debt securities in the middle market that would meet the definition of AAA, AA or A. Therefore, our scale begins with the designation 10 as the best risk rating which may be equivalent to a BBB− or Baa3 from an NRSRO, however, no assurance can be given that a 10 on our scale is equal to a BBB− or Baa3 on an NRSRO scale.

Company’s	First	Second
System	NRSRO	NRSRO	Description(a)

> 10	Baa2	BBB	Probability of Default (PD) during the next ten years is 4% and the Expected Loss (EL) is 1% or less
10	Baa3	BBB−	PD is 5% and the EL is 1% to 2%
9	Ba1	BB+	PD is 10% and the EL is 2% to 3%
8	Ba2	BB	PD is 16% and the EL is 3% to 4%
7	Ba3	BB−	PD is 17.8% and the EL is 4% to 5%
6	B1	B+	PD is 22% and the EL is 5% to 6.5%
5	B2	B	PD is 25% and the EL is 6.5% to 8%
4	B3	B−	PD is 27% and the EL is 8% to 10%
3	Caa1	CCC+	PD is 30% and the EL is 10% to 13.3%
2	Caa2	CCC	PD is 35% and the EL is 13.3% to 16.7%
1	Caa3	CC	PD is 65% and the EL is 16.7% to 20%
< 1	N/A	D	PD is 85% or there is a payment default and the EL is greater than 20%

(a)	The default rates set forth are for a ten year term debt security. If a debt security is less than ten years, then the probability of default is adjusted to a lower percentage for the shorter period, which may move the security higher on our risk rating scale.

The above scale gives an indication of the probability of default and the magnitude of the loss if there is a default. Our policy is to stop accruing interest on an investment if we determine that interest is no longer collectible. As of March 31, 2011, and September 30, 2010, two Non-Control/Non-Affiliate investments and four Control investments were on non-accrual. As of September 30, 2009, one Non-Control/Non-Affiliate investment and four Control investments were on non-accrual. Additionally, we do not risk rate our equity securities.

The following table lists the risk ratings for all non-syndicated loans in our portfolio at March 31, 2011, September 30, 2010 and September 30, 2009, representing approximately 82%, 93% and 96%, respectively, of all loans in our portfolio at the end of each period:

	March 31,	Sept. 30,	Sept. 30,
Rating	2011	2010	2009

Highest	10.0	10.0	9.0
Average	5.9	6.1	7.1
Weighted Average	5.7	5.7	7.2
Lowest	1.0	1.0	3.0

The following table lists the risk ratings for all syndicated loans in our portfolio that were not rated by an NRSRO at March 31, 2011, September 30, 2010 and September 30, 2009, representing approximately 2% of all loans in our portfolio at the end of each period:

	March 31,	Sept. 30,	Sept. 30,
Rating	2011	2010	2009

Highest	7.0	7.0	7.0
Average	7.0	7.0	7.0
Weighted Average	7.0	7.0	7.0
Lowest	7.0	7.0	7.0

For syndicated loans that are currently rated by an NRSRO, we risk rate such loans in accordance with the risk rating systems of major risk rating organizations, such as those provided by an NRSRO. The following table lists the risk ratings for all syndicated loans in our portfolio that were rated by an NRSRO at March 31, 2011, September 30,

2010 and September 30, 2009, representing approximately 15%, 4% and 2%, respectively, of all loans in our portfolio at the end of each period:

	March 31,	Sept. 30,	Sept. 30,
Rating	2011	2010	2009

Highest	B+/B2	B+/B2	B-/B3
Average	B/B2	B+/B2	CCC+/Caa1
Weighted Average	B/B1	B+/B2	CCC+/Caa1
Lowest	Caa1/B-	B2	D/C

Tax Status

We intend to continue to qualify for treatment as a RIC under Subtitle A, Chapter 1 of Subchapter M of the Code. As a RIC, we are not subject to federal income tax on the portion of our taxable income and gains distributed to stockholders. To qualify as a RIC, we must meet certain source-of-income, asset diversification, and annual distribution requirements. Under the annual distribution requirement, we are required to distribute to stockholders at least 90% of our investment company taxable income, as defined by the Code. We have a policy to pay out as distributions up to 100% of that amount.

In an effort to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year, an amount at least equal to the sum of (1) 98% of our ordinary income for the calendar year, (2) 98% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and net capital gains for preceding years that were not distributed during such years.

We sought and received a private letter ruling from the Internal Revenue Service, or IRS, related to our tax treatment for success fees. In the ruling, executed by our consent on January 3, 2011, we, in effect, will continue to account for the recognition of income from the success fees upon receipt, or when the amount becomes fixed. However, starting January 1, 2011, the tax characterization of the success fee amount will be treated as ordinary income. Previously, we had treated the success fee amount as a realized gain for tax characterization purposes. The private letter ruling does not require us to retroactively change the capital gains treatment of the success fees received prior to January 1, 2011.

Revenue Recognition

Investment Income Recognition

Interest income, adjusted for amortization of premiums and acquisition costs and for the accretion of discounts, is recorded on an accrual basis to the extent that such amounts are expected to be collected. Generally, when a loan becomes 90 days or more past due or if our qualitative assessment indicates that the debtor is unable to service its debt or other obligations, we will place the loan on non-accrual status and cease recognizing interest income on that loan until the borrower has demonstrated the ability and intent to pay contractual amounts due. However, we remain contractually entitled to this interest. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management’s judgment, are likely to remain current. As of March 31, 2011, two Non-Control/Non-Affiliate investments and four Control investments were on non-accrual with an aggregate cost basis of approximately $30.4 million, or 9.7% of the cost basis of all loans in our portfolio. As of September 30, 2010, two Non-Control/Non-Affiliate investments and four Control investments were on non-accrual with an aggregate cost basis of approximately $29.9 million or 10.0% of the cost basis of all investments in our portfolio. As of September 30, 2009, one Non-Control/Non-Affiliate investment and four Control investments were on non-accrual with an aggregate cost basis of approximately $10 million or 2.8% of the cost basis of all investments in our portfolio.

As of March 31, 2011, we had loans in our portfolio which contain a PIK provision. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as income. To maintain our status as a RIC, this non-cash source of income must be paid out to stockholders in the form of distributions, even though we have not yet collected the cash. We recorded PIK income of $4 and $8 for the three and six months ended March 31, 2011, respectively, as compared to $4 and $60 for the three and six months ended March, 31 2010, respectively. We recorded PIK income of $67, $126 and $0 for the years ended September 30, 2010, 2009 and 2008, respectively.

We also transfer past due interest to the principal balance as stipulated in certain loan amendments with portfolio companies. We transferred past due interest to the principal balance of $204 for the three and six months ended March 31, 2011, as compared to $338 and $441 for the three and six months ended March, 31 2010, respectively. For the years ended September 30, 2010, 2009 and 2008, we rolled over past due interest to the principal balance of $1,230, $1,495 and $58, respectively.

As of March 31, 2011, we had fifteen OID loans. We recorded OID income of $29 and $53 for the three and six months ended March 31, 2011, respectively, as compared to $2 for the three and six months ended March 31, 2010. For the years ended September 30, 2010, 2009 and 2008, we recorded OID income of $21, $206 and $29, respectively.

Success fees are recorded upon receipt. Success fees are contractually due upon a change of control in a portfolio company and are recorded in Other income in our accompanying condensed consolidated statements of operations. We recorded $0.6 million of success fees during the six months ended March 31, 2011, which resulted from the exits of Pinnacle Treatment Centers, Inc. and Interfilm Holdings, Inc. During the six months ended March 31, 2010, we received $1.4 million in success fees from the exits of ActivStyle Acquisition Co., Saunders & Associates, Visual Edge Technology, Inc., Tulsa Welding School, and the prepayment of success fees from Doe & Ingalls Management LLC.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 2011 TO THE THREE MONTHS ENDED MARCH 31, 2010

A comparison of our operating results for the three months ended March 31, 2011 and 2010 is below:

	For the Three Months Ended March 31,
	2011	2010	$ Change	% Change

INVESTMENT INCOME
Interest income	$7,290	$8,492	$(1,202)	(14.2)%
Other income	1,108	1,322	(214)	(16.2)

Total investment income	8,398	9,814	(1,416)	(14.4)

EXPENSES
Loan servicing fee	757	852	(95)	(11.2)
Base management fee	608	739	(131)	(17.7)
Incentive fee	1,102	1,072	30	2.8
Administration fee	175	176	(1)	(0.6)
Interest expense	478	1,136	(658)	(57.9)
Amortization of deferred financing fees	368	449	(81)	(18.0)
Professional fees	201	219	(18)	(8.2)
Other expenses	383	703	(320)	(45.5)

Expenses before credit from Adviser	4,072	5,346	(1,274)	(23.8)
Credit to base management and incentive fees from Adviser	(102)	(6)	(96)	1,600.0

Total expenses net of credit to base management and incentive fees	3,970	5,340	(1,370)	(25.7)

NET INVESTMENT INCOME	4,428	4,474	(46)	(1.0)

REALIZED AND UNREALIZED (LOSS) GAIN ON:
Net realized gain on investments	5	892	(887)	(99.4)
Net unrealized (depreciation) appreciation on investments	(13,069)	2,483	(15,552)	NM
Net unrealized appreciation on borrowings	255	131	124	94.7

Net (loss) gain on investments and borrowings	(12,809)	3,506	(16,315)	NM
NET (DECREASE) INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(8,381)	$7,980	$(16,361)	NM

NM = Not Meaningful

Investment Income

Interest income from our investments in debt securities decreased for the three months ended March 31, 2011, as compared to the three months ended March 31, 2010, for several reasons. The level of interest income from investments is directly related to the balance, at cost, of the interest-bearing investment portfolio outstanding during the period multiplied by the weighted average yield. The weighted average cost basis of our interest-bearing investment portfolio during the quarter ended March 31, 2011 was approximately $256.9 million, compared to approximately $309.6 million for the prior year quarter, due primarily to increased principal repayments and limited new investment activity subsequent to March 31, 2010. The annualized weighted average yield on our interest-bearing investment portfolio for the three months ended March 31, 2011 was 11.32%, compared to 10.98% for the prior year period. The weighted average yield varies from period to period based on the current stated interest rate on interest-bearing investments and the amounts of loans for which interest is not accruing. The increase in the weighted average yield on our portfolio for the quarter ended March 31, 2011 resulted primarily from the repayment of loans with lower stated interest rates. During the three months ended March 31, 2011, six investments were on non-accrual, for an aggregate of approximately $30.4 million at cost, or 9.7% of the aggregate cost of our investment portfolio, and during the prior year period, six investments were on non-accrual, for an aggregate of approximately $26.4 million at cost, or 8.0% of the aggregate cost of our investment portfolio.

Other income decreased for the three months ended March 31, 2011, as compared to the prior year period, primarily due to success fees earned in aggregate of $0.9 million from exits in ActivStyle Acquisition Co., or ActivStyle, Saunders & Associates, or Saunders, and Visual Edge Technologies, Inc., or Visual Edge, and prepayment fees in aggregate of $0.3 million from ActiveStyle and ACE Expediters, Inc., or ACE, during the three months ended March 31, 2010, partially offset by the receipt of $0.6 million in a settlement related, in part, to US Healthcare Communications, Inc., or US Healthcare, and $0.5 million in success fees earned from our exit in Pinnacle Treatment Centers, Inc., or Pinnacle, during the current year period.

The following tables list the interest income from investments for our five largest portfolio company investments during the respective periods:

			Three Months Ended
	As of March 31, 2011		March 31, 2011
Company	Fair Value	% of Portfolio	Interest Income	% of Total Revenues

Reliable Biopharmaceutical Holding Inc.	$25,699	10.0%	$755	10.4%
Westlake Hardware, Inc.	19,570	7.6	638	8.7
Midwest Metal Distribution, Inc. (formerly Clinton Holdings, LLC)	16,179	6.3	548	7.5
Defiance Integrated Technologies, Inc.	13,680	5.3	225	3.1
Sunshine Media Holdings	13,161	5.1	704	9.7

Subtotal — five largest investments	88,289	34.3	2,870	39.4
Other portfolio companies	168,824	65.7	4,298	58.9
Other non-portfolio company revenue	—	—	122	1.7

Total	$257,113	100.0%	$7,290	100.0%

			Three Months
	As of March 31, 2010		Ended March 31, 2010
Company	Fair Value	% of Portfolio	Interest Income	% of Total Revenues

Reliable Biopharmaceutical Holding Inc.	$26,792	9.2%	$738	8.7%
Sunshine Media Holdings	26,580	9.1	693	8.1
Westlake Hardware, Inc.	24,400	8.4	672	7.9
VantaCore	13,590	4.7	408	4.8
Midwest Metal Distribution, Inc.	12,855	4.4	514	6.1

Subtotal — five largest investments	104,217	35.8	3,025	35.6
Other portfolio companies	187,534	64.2	5,359	63.1
Other non-portfolio company revenue	—	—	108	1.3

Total	$291,751	100.0%	$8,492	100.0%

Operating Expenses

Operating expenses, net of credits from our Adviser for fees earned and voluntary and irrevocable waivers applied to the base management and incentive fees, decreased for the three months ended March 31, 2011, as compared to the prior year period. This reduction was primarily due to a decrease in interest expense, other expenses and the base management fee.

Interest expense decreased for the three months ended March 31, 2011, as compared to the prior year period, due primarily to decreased borrowings under the Credit Facility during the three months ended March 31, 2011. The weighted average balance outstanding on the Credit Facility during the quarter ended March 31, 2011 was approximately $14.5 million, as compared to $61.0 million in the prior year period, a decrease of 76.3%. On November 22, 2010, we amended the Credit Facility such that advances bear interest at LIBOR, subject to a minimum rate of 1.5%, plus 3.75% per annum. For the three months ended March 31, 2010, under our prior credit facility and our pre-amended Credit Facility, advances generally bore interest at LIBOR, subject to a minimum rate of 2.0%, plus 4.0% to 4.5% per annum. In addition to the lower interest rate, the amendment removed the annual minimum earnings shortfall fee to the committed lenders.

Amortization of deferred financing fees decreased for the three months ended March 31, 2011, as compared to the prior year period, due to significant one-time costs related to the termination of our prior credit facility and transition to the Credit Facility, resulting in increased amortization of deferred financing fees during the quarter ended March 31, 2010 when compared to the quarter ended March 31, 2011.

Other expenses decreased for the three months ended March 31, 2011, as compared to the prior year period due primarily to higher compensation expense, legal fees incurred in connection with troubled loans and the provision for uncollectible receivables from portfolio companies during the three months ended March 31, 2010. The increase in compensation expense was due to the conversion of stock option loans of two former employees of the Adviser from recourse to non-recourse loans. The conversions were non-cash transactions and were accounted for as repurchases of the shares previously received by the employees of the Adviser upon exercise of the stock options in exchange for the non-recourse notes. The repurchases were accounted for as treasury stock transactions at the fair value of the shares, totaling $0.4 million. Since the value of the stock option loans totaled $0.7 million, we recorded compensation expense of $0.2 million. No compensation expense was incurred during the three months ended March 31, 2011.

The base management fee decreased for the three months ended March 31, 2011, as compared to the prior year period, which is reflective of holding fewer assets subject to the base management fee compared to the prior year period. An incentive fee was earned by the Adviser during the three months ended March 31, 2011, due primarily to continued other income and a decrease in operating expenses, partially offset by a decrease in interest income. The incentive fee earned during the prior year period was due in part to other income generated from multiple exits. The base management and incentive fees are computed quarterly, as described under “Investment Advisory and Management Agreement” in Note 4 of the notes to the accompanying Condensed Consolidated Financial Statements and are summarized in the following table:

	Three Months Ended March 31,
	2011	2010

Average total assets subject to base management fee(1)	$273,000	$318,200
Multiplied by pro-rated annual base management fee of 2.0%	0.5%	0.5%

Unadjusted base management fee	$1,365	$1,591
Reduction for loan servicing fees(2)	(757)	(852)

Base management fee(2)	608	739
Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5% per annum	(81)	(6)

Net base management fee	$527	$733

Incentive fee(2)	$1,102	$1,072
Credit from voluntary, irrevocable waiver issued by Adviser’s board of directors	(21)	—

Net incentive fee	$1,081	$1,072

Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5% per annum	$(81)	(6)
Incentive fee credit	(21)	—

Credit to base management and incentive fees from Adviser(2)	$(102)	$(6)

(1)	Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash and cash equivalents resulting from borrowings, valued at the end of the applicable quarters within the respective periods and appropriately adjusted for any share issuances or repurchases during the periods.

(2)	Reflected as a line item on the Condensed Consolidated Statement of Operations located elsewhere in this prospectus.

Net Realized Gain on Investments

There were $5 in net realized gains for the three months ended March 31, 2011, primarily due to realized gains from unamortized discounts on exits during the quarter, partially offset by realized losses in connection with workout expenditures related to the Sunshine Media Holdings restructure. Net realized gains on investments for the three months ended March 31, 2010 were $0.9 million, which consisted of a realized gain of $1.4 million from our exit of ACE, partially offset by an aggregate of $0.5 million of realized losses from our exits of CCS, LLC and Gold Toe Investment Corp.

Net Unrealized (Depreciation) Appreciation on Investments

Net unrealized (depreciation) appreciation on investments is the net change in the fair value of our investment portfolio during the reporting period, including the reversal of previously-recorded unrealized appreciation or depreciation when gains and losses are actually realized. During the quarter ended March 31, 2011, we recorded net unrealized depreciation on investments in the aggregate amount of $13.1 million. During the prior year period, we recorded net unrealized appreciation on investments in the aggregate amount of $2.5 million, which included the reversal of $2.0 million in unrealized depreciation related to the payoff of Visual Edge and the sale of CCS, LLC. Excluding reversals, we had $0.5 million in net unrealized appreciation for the three months ended March 31, 2010. The net unrealized (depreciation) appreciation across our investments for the three months ended March 31, 2011 was as follows:

Three Months Ended March 31, 2011
		Net Unrealized
		Appreciation
Portfolio Company	Investment Classification	(Depreciation)

Defiance Integrated Technologies, Inc.	Control	$1,003
Midwest Metal Distribution, Inc.	Non-Control / Non-Affiliate	364
Sunshine Media Holdings	Control	(9,790)
Lindmark Acquisition, LLC	Control	(1,410)
GFRC Holdings LLC	Non-Control / Non-Affiliate	(810)
Heartland Communications Group	Non-Control / Non-Affiliate	(598)
Legend Communications of Wyoming, LLC	Non-Control / Non-Affiliate	(434)
International Junior Golf Training Acquisition Company	Non-Control / Non-Affiliate	(408)
LocalTel, LLC	Control	(361)
Reliable Biopharmaceutical Holdings, Inc.	Non-Control / Non-Affiliate	(340)
SCI Cable, Inc.	Non-Control / Non-Affiliate	(316)
Other, net (<$250)		31

	Total:	$(13,069)

The primary driver in our net unrealized depreciation for the quarter ended March 31, 2011 was notable depreciation in Sunshine Media Holdings, or Sunshine, which was primarily due to portfolio company performance and the restructure, and certain comparable multiples. During the quarter ended March 31, 2011, as part of the Sunshine restructure, we acquired a controlling equity position, restructured certain of the debt terms, and infused additional equity capital in the form of preferred equity.

The unrealized appreciation (depreciation) across our investments for the three months ended March 31, 2010 was as follows:

Three Months Ended March 31, 2010
		Net Unrealized
		Appreciation
Portfolio Company	Investment Classification	(Depreciation)

Visual Edge Technology, Inc.	Non-Control / Non-Affiliate	$1,662 (1)
Northern Contours, Inc.	Non-Control / Non-Affiliate	429
CCS, LLC	Non-Control / Non-Affiliate	312 (2)
Puerto Rico Cable Acquisition Company, Inc.	Non-Control / Non-Affiliate	289
Midwest Metal Distribution, Inc.	Control	(857)
Sunshine Media Holdings	Non-Control / Non-Affiliate	(447)
Finn Corporation	Non-Control / Non-Affiliate	(354)
Other, net (<$250)		1,449

	Total:	$2,483

(1)	Reflects the reversal of $1.7 million in unrealized depreciation in connection with payoff of the line of credit and senior subordinated term loan of Visual Edge Technology, Inc.

(2)	Reflects the reversal of the unrealized depreciation in connection with the $0.3 million realized loss on the sale of CCS, LLC.

Excluding reversals, the general increase in our net unrealized appreciation for the quarter ended March 31, 2010 was experienced throughout the majority of our entire portfolio of debt holdings based on increases in market comparables and portfolio company performance.

Over our entire investment portfolio, we recorded an aggregate of approximately $12.9 million and $0.2 million of net unrealized depreciation on our debt and equity positions, respectively, for the quarter ended March 31, 2011. At March 31, 2011, the fair value of our investment portfolio was less than its cost basis by approximately $57.1 million, or $81.8 million as compared to $44.0 million at December 31, 2010, representing net unrealized depreciation of $13.1 million for the period. We believe that our aggregate investment portfolio was valued at a depreciated value due primarily to reduced performance by certain portfolio companies and the general instability of the loan markets and resulting decrease in market multiples relative to where multiples were when we originated such investments in our portfolio. Our entire portfolio was fair valued at 81.8% of cost as of March 31, 2011. The unrealized depreciation of our investments does not have an impact on our current ability to pay distributions to stockholders; however, it may be an indication of future realized losses, which could ultimately reduce our income available for distribution to stockholders.

Net Unrealized Appreciation on Borrowings

Net unrealized appreciation on borrowings is the net change in the fair value of our line of credit borrowings during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are realized. We elected to apply ASC 825, “Financial Instruments,” which requires us to apply a fair value methodology to the Credit Facility. We estimated the fair value of the Credit Facility using a combination of estimates of value provided by an independent third party and our own assumptions in the absence of observable market data, including estimated remaining life, credit party risk, current market yield and interest rate spreads of similar securities as of the measurement date. The Credit Facility was fair valued at $33.6 million as of March 31, 2011.

Net Decrease (Increase) in Net Assets Resulting from Operations

For the three months ended March 31, 2011, we realized a net decrease in net assets resulting from operations of $8.4 million as a result of the factors discussed above. For the three months ended March 31, 2010, we realized a net increase in net assets resulting from operations of $8.0 million. Our net (decrease) increase in net assets resulting from operations per basic and diluted weighted average common share for the three months ended March 31, 2011 and March 31, 2010 were $(0.40) and $0.38, respectively.

COMPARISON OF THE SIX MONTHS ENDED MARCH 31, 2011 TO THE SIX MONTHS ENDED MARCH 31, 2010

A comparison of our operating results for the six months ended March 31, 2011 and 2010 is below:

	For the Six Months Ended March 31,
	2011	2010	$ Change	% Change

INVESTMENT INCOME
Interest income	$15,135	$17,743	$(2,608)	(14.7)%
Other income	1,270	1,875	(605)	(32.3)

Total investment income	16,405	19,618	(3,213)	(16.4)

EXPENSES
Loan servicing fee	1,599	1,781	(182)	(10.2)
Base management fee	1,113	1,459	(346)	(23.7)
Incentive fee	2,261	1,447	814	56.3
Administration fee	361	354	7	2.0
Interest expense	358	2,671	(2,313)	(86.6)
Amortization of deferred financing fees	664	943	(279)	(29.6)
Professional fees	534	1,131	(597)	(52.8)
Other expenses	603	965	(362)	(37.5)

Expenses before credit from Adviser	7,493	10,751	(3,258)	(30.3)
Credit to base management and incentive fees from Adviser	(154)	(35)	(119)	340.0

Total expenses net of credit to base management and incentive fees	7,339	10,716	(3,377)	(31.5)

NET INVESTMENT INCOME	9,066	8,902	164	1.8

REALIZED AND UNREALIZED (LOSS) GAIN ON:
Net realized gain (loss) on investments	5	(28)	33	NM
Net unrealized (depreciation) appreciation on investments	(16,014)	5,082	(21,096)	NM
Net unrealized appreciation on borrowings	693	350	343	98.0

Net (loss) gain on investments and borrowings	(15,316)	5,404	(20,720)	NM
NET (DECREASE) INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(6,250)	$14,306	$(20,556)	NM

NM = Not Meaningful

Investment Income

Interest income from our investments in debt securities decreased for the six months ended March 31, 2011, as compared to the six months ended March 31, 2010, for several reasons. The level of interest income from investments is directly related to the balance, at cost, of the interest-bearing investment portfolio outstanding during the period multiplied by the weighted average yield. The weighted average cost basis of our interest-bearing investment portfolio during the six months ended March 31, 2011 was approximately $262.7 million, compared to approximately $311.2 million for the prior year period, due primarily to increased principal repayments and limited new investment activity subsequent to March 31, 2010. The annualized weighted average yield on our interest-bearing investment portfolio for the six months ended March 31, 2011 was 11.37%, compared to 11.29% for the prior year period. The weighted average yield varies from period to period based on the current stated interest rate on interest-bearing investments and the amounts of loans for which interest is not accruing. The increase in the weighted average yield on our portfolio for the six months ended March 31, 2011 resulted primarily from the repayment of loans with lower stated interest rates. During the six months ended March 31, 2011, six investments were on non-accrual, for an aggregate of approximately $30.4 million at cost, or 9.7% of the aggregate cost of our investment portfolio, and during the prior year period, six investments were on non-accrual, for an aggregate of approximately $26.4 million at cost, or 8.0% of the aggregate cost of our investment portfolio.

Other income decreased for the six months ended March 31, 2011, as compared to the prior year period, primarily due to success fees earned in aggregate of $1.4 million from exits in Doe & Ingalls Management LLC, Tulsa Welding School, ActivStyle, Saunders and Visual Edge, and prepayment fees in aggregate of $0.3 million from ActiveStyle and ACE during the six months ended March 31, 2010, partially offset by the receipt of $0.6 million in a settlement related, in part, to US Healthcare and success fees in aggregate of $0.6 million in success fees earned from our exits in Pinnacle and Interfilm Holdings, Inc during the current year period.

The following tables list the interest income from investments for our five largest portfolio company investments during the respective periods:

	As of March 31, 2011		Six Months Ended March 31, 2011
Company	Fair Value	% of Portfolio	Interest Income	% of Total Revenues

Reliable Biopharmaceutical Holdings, Inc.	$25,699	10.0%	$1,508	10.0%
Westlake Hardware, Inc.	19,570	7.6	1,289	8.5
Midwest Metal Distribution, Inc.	16,179	6.3	1,109	7.3
Defiance Acquisition Corp.	13,680	5.3	457	3.0
Sunshine Media Holdings	13,161	5.1	1,568	10.4

Subtotal — five largest investments	88,289	34.3	5,931	39.2
Other portfolio companies	168,824	65.7	8,960	59.2
Other non-portfolio company revenue	—	—	244	1.6

Total	$257,113	100.0%	$15,135	100.0%

	As of March 31, 2010		Six Months Ended March 31, 2010
Company	Fair Value	% of Portfolio	Interest Income	% of Total Revenues

Reliable Biopharmaceutical Holdings, Inc.	$26,792	9.2%	$1,497	8.5%
Sunshine Media Holdings	26,580	9.1	1,539	8.7
Westlake Hardware, Inc.	24,400	8.4	1,596	9.0
VantaCore	13,590	4.7	827	4.7
Midwest Metal Distribution, Inc.	12,855	4.4	1,037	5.8

Subtotal — five largest investments	104,217	35.8	6,496	36.7
Other portfolio companies	187,534	64.2	11,026	62.1
Other non-portfolio company revenue	—	—	221	1.2

Total	$291,751	100.0%	$17,743	100.0%

Operating Expenses

Operating expenses, net of credits from our Adviser for fees earned and voluntary and irrevocable waivers applied to the base management and incentive fees, decreased for the six months ended March 31, 2011, as compared to the prior year period. This reduction was primarily due to a decrease in interest expense subsequent to March 31, 2010 and the amortization of deferred financing fees incurred in connection with the Credit Facility during the six months ended March 31, 2010, and a decrease in the base management fee and professional fees, which were partially offset by an increase in the incentive fee during the six months ended March 31, 2011.

Interest expense decreased for the six months ended March 31, 2011, as compared to the prior year period, due primarily to decreased borrowings under the Credit Facility and the reversal of $0.6 million minimum earnings shortfall fee during the six months ended March 31, 2011. The weighted average balance outstanding on the Credit Facility during the six months ended March 31, 2011 was approximately $17.2 million, as compared to $70.0 million in the prior year period, a decrease of 75.4%. On November 22, 2010, we amended the Credit Facility such that advances bear interest at LIBOR subject to a minimum rate of 1.5%, plus 3.75% per annum. For the six months ended March 31, 2010, under our prior credit facility and our pre-amended Credit Facility, advances generally bore interest at LIBOR subject to a minimum rate of 2.0%, plus 4.0% to 4.5% per annum. In addition to the lower interest rate, the amendment removed the annual minimum earnings shortfall fee to the committed lenders. Consequently, we reversed $0.6 million during the six months ended March 31, 2011 that we had accrued through September 30, 2010 for a projected minimum earnings shortfall fee, as it was no longer applicable.

Amortization of deferred financing fees decreased for the six months ended March 31, 2011, as compared to the prior year period due to significant one-time costs related to the termination of our prior credit facility and transition to the Credit Facility, resulting in increased amortization of deferred financing fees during the six months ended March 31, 2010 when compared to the six months ended March 31, 2011.

Professional fees decreased for the six months ended March 31, 2011, as compared to the prior period, primarily due to legal fees incurred in connection with troubled loans during the six months ended March 31, 2010.

The base management fee decreased for the six months ended March 31, 2011, as compared to the prior year period, which is reflective of holding fewer assets subject to the base management fee, compared to the prior year period. An incentive fee was earned by our Adviser during the six months ended March 31, 2011, due primarily to decreased interest expense. The incentive fee earned during the prior year period was due in part to other income generated from multiple exits. The base management and incentive fees are computed quarterly, as described under “Investment Advisory and Management Agreement” in Note 4 of the notes to the accompanying Condensed Consolidated Financial Statements and are summarized in the following table:

	Six Months Ended March 31,
	2011	2010

Average total assets subject to base management fee(1)	$271,200	$324,000
Multiplied by pro-rated annual base management fee of 2.0%	1.0%	1.0%

Unadjusted base management fee	$2,712	$3,240
Reduction for loan servicing fees(2)	(1,599)	(1,781)

Base management fee(2)	1,113	1,459
Credit for fees received by Adviser from the portfolio companies	—	—
Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5% per annum	(133)	(13)

Net base management fee	$980	$1,446

Incentive fee(2)	$2,261	$1,447
Credit from voluntary, irrevocable waiver issued by Adviser’s board of directors	(21)	(22)

Net incentive fee	$2,240	$1,425

Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5% per annum	$(133)	$(13)
Incentive fee credit	(21)	(22)

Credit to base management and incentive fees from Adviser(2)	$(154)	$(35)

(1)	Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash and cash equivalents resulting from borrowings, valued at the end of the applicable quarters within the respective periods and appropriately adjusted for any share issuances or repurchases during the periods.

(2)	Reflected as a line item on the Condensed Consolidated Statement of Operations located elsewhere in this prospectus.

Net Realized Gain (Loss) on Investments

There were $5 in net realized gains for the six months ended March 31, 2011, primarily due to realized gains from unamortized discounts on exits during the period, partially offset by realized losses in connection with workout expenditures related to the Sunshine Media Holdings restructure. Net realized losses on investments for the six months ended March 31, 2010 were $28, which consisted of an aggregate of $1.4 million of realized losses from our exits in CCS, LLC, Gold Toe Investment Corp., Kinetek Acquisition Corporation and Wesco Holdings, Inc., offset by a realized gain of $1.4 million from our exit of ACE.

Net Unrealized (Depreciation) Appreciation on Investments

Net unrealized (depreciation) appreciation on investments is the net change in the fair value of our investment portfolio during the reporting period, including the reversal of previously-recorded unrealized appreciation or depreciation when gains and losses are actually realized. During the six months ended March 31, 2011, we recorded net unrealized depreciation on investments in the aggregate amount of $16.0 million. During the prior year period, we recorded net unrealized appreciation on investments in the aggregate amount of $5.1 million, which included the reversal of $2.0 million in unrealized depreciation related to the payoff of Visual Edge and the sale of CCS, LLC. Excluding reversals, we had $3.1 million in net unrealized appreciation for the six months ended March 31, 2010. The net unrealized (depreciation) appreciation across our investments for the six months ended March 31, 2011 was as follows:

Six Months Ended March 31, 2011
		Net Unrealized
		Appreciation
Portfolio Company	Investment Classification	(Depreciation)

Defiance Integrated Technologies, Inc.	Control	$3,972
Puerto Rico Cable Acquisition Company, Inc.	Non-Control / Non-Affiliate	732
Midwest Metal Distribution, Inc.	Control	636
WP Evenflo Group Holdings, Inc.	Non-Control / Non-Affiliate	333
Sunshine Media Holdings	Non-Control / Non-Affiliate	(15,240)
Lindmark Acquisition, LLC	Control	(2,461)
GFRC Holdings LLC	Non-Control / Non-Affiliate	(1,216)
Heartland Communications Group	Non-Control / Non-Affiliate	(654)
Legend Communications of Wyoming LLC	Non-Control / Non-Affiliate	(582)
SCI Cable, Inc.	Non-Control / Non-Affiliate	(533)
International Junior Golf Training Acquisition Company	Non-Control / Non-Affiliate	(479)
LocalTel, LLC	Control	(374)
Access Television Network, Inc.	Non-Control / Non-Affiliate	(305)
Other, net (<$250)		157

	Total:	$(16,014)

The primary driver to our net unrealized depreciation for the six months ended March 31, 2011 was notable depreciation in Sunshine, which was primarily due to portfolio company performance and the restructure and certain comparable multiples, partially offset by appreciation in Defiance Integrated Technologies, Inc., which was due to an improvement in portfolio company performance and in certain comparable multiples.

The unrealized appreciation (depreciation) across our investments for the six months ended March 31, 2010 was as follows:

Six Months Ended March 31, 2010
		Net Unrealized
		Appreciation
Portfolio Company	Investment Classification	(Depreciation)

Visual Edge Technology, Inc.	Non-Control / Non-Affiliate	$1,716 (1)
BAS Broadcasting	Non-Control / Non-Affiliate	1,266
Westlake Hardware, Inc.	Non-Control / Non-Affiliate	731
Puerto Rico Cable Acquisition Company, Inc.	Non-Control / Non-Affiliate	579
Northern Contours, Inc.	Non-Control / Non-Affiliate	542
Kinetek Acquisition Corp.	Non-Control / Non-Affiliate	513
CCS, LLC	Non-Control / Non-Affiliate	505 (1)
Wesco Holdings, Inc.	Non-Control / Non-Affiliate	408
Pinnacle Treatment Centers, Inc.	Non-Control / Non-Affiliate	399
WP Evenflo Group Holdings, Inc.	Non-Control / Non-Affiliate	353
Allison Publications, LLC	Non-Control / Non-Affiliate	353
Gold Toe Investment Corp	Non-Control / Non-Affiliate	280
Defiance Integrated Technologies, Inc.	Control	(816)
Midwest Metal Distribution, Inc. (formerly Clinton Holdings, LLC)	Control	(654)
KMBQ Corporation	Non-Control / Non-Affiliate	(598)
Finn Corporation	Non-Control / Non-Affiliate	(573)
Heartland Communications Group	Non-Control / Non-Affiliate	(447)
Legend Communications of Wyoming LLC	Non-Control / Non-Affiliate	(395)
LocalTel, LLC	Control	(357)
SCI Cable, Inc.	Non-Control / Non-Affiliate	(346)
Other, net (<$250)		1,623

	Total:	$5,082

(1)	Reflects the reversal of $1.7 million in unrealized depreciation in connection with payoff of the line of credit and senior subordinated term loan of Visual Edge Technology, Inc.

(2)	Reflects the reversal of the unrealized depreciation in connection with the $0.3 million realized loss on the sale of CCS, LLC.

Excluding reversals, general increase in our net unrealized appreciation for the six months ended March 31, 2010 was experienced throughout the majority of our entire portfolio of debt holdings, based on increases in market comparables and portfolio company performance.

Over our entire investment portfolio, we recorded an aggregate of approximately $18.5 million of net unrealized depreciation on our debt positions for the six months ended March 31, 2011, while our equity holdings experienced an aggregate of approximately $2.5 million of net unrealized appreciation. At March 31, 2011, the fair value of our investment portfolio was less than its cost basis by approximately $57.1 million, or 81.8% of cost, as compared to $41.1 million at September 30, 2010, representing net unrealized depreciation of $16.0 million for the period. We believe that our aggregate investment portfolio was valued at a depreciated value due primarily to certain reduced performance by portfolio companies and the general instability of the loan markets and resulting decrease in market multiples relative to where multiples were when we originated such investments in our portfolio. The unrealized depreciation of our investments does not have an impact on our current ability to pay distributions to stockholders; however, it may be an indication of future realized losses, which could ultimately reduce our income available for distribution to stockholders.

Net Unrealized Appreciation on Borrowings

Net unrealized appreciation on borrowings is the net change in the fair value of our line of credit borrowings during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are realized. We elected to apply ASC 825, “Financial Instruments,” which requires us to apply a fair value methodology to the Credit Facility. We estimated the fair value of the Credit Facility using a combination of estimates of value provided by an independent third party and our own assumptions in the absence of observable market data, including estimated remaining life, credit party risk, current market yield and interest rate spreads of similar securities as of the measurement date. The Credit Facility was fair valued at $33.6 million as of March 31, 2011.

Net (Decrease) Increase in Net Assets Resulting from Operations

For the six months ended March 31, 2011, we realized a net decrease in net assets resulting from operations of $6.3 million as a result of the factors discussed above. For the six months ended March 31, 2010, we realized a net increase in net assets resulting from operations of $14.3 million. Our net (decrease) increase in net assets resulting from operations per basic and diluted weighted average common share for the six months ended March 31, 2011 and March 31, 2010 were $(0.30) and $0.68, respectively.

COMPARISON OF THE FISCAL YEARS ENDED SEPTEMBER 30, 2010 AND 2009

A comparison of our operating results for the fiscal years ended September 30, 2010 and 2009 is below:

	Year Ended September 30,
	2010	2009	$ Change	% Change

INVESTMENT INCOME
Interest income
Non-Control/Non-Affiliate investments	$29,938	$40,747	$(10,809)	(26.5)%
Control investments	2,645	933	1,712	183.5%
Cash	1	11	(10)	(90.9)%
Notes receivable from employees	437	468	(31)	(6.6)%

Total interest income	33,021	42,159	(9,138)	(21.7)%
Other income	2,518	459	2,059	448.6%

Total investment income	35,539	42,618	(7,079)	(16.6)%

EXPENSES
Loan servicing fee	3,412	5,620	(2,208)	(39.3)%
Base management fee	2,673	2,005	668	33.3%
Incentive fee	1,823	3,326	(1,503)	(45.2)%
Administration fee	807	872	(65)	(7.5)%
Interest expense	4,390	7,949	(3,559)	(44.8)%
Amortization of deferred financing fees	1,490	2,778	(1,288)	(46.4)%
Professional fees	2,101	1,586	515	32.5%
Compensation expense	245	—	245	NM
Other expenses	1,259	1,131	128	11.3%

Expenses before credit from Adviser	18,200	25,267	(7,067)	(28.0)%
Credit to fees from Adviser	(420)	(3,680)	3,260	(88.6)%

Total expenses net of credit to credits to fees	17,780	21,587	(3,807)	(17.6)%

NET INVESTMENT INCOME	17,759	21,031	(3,272)	(15.6)%

REALIZED AND UNREALIZED LOSS ON:
Net realized loss on investments	(2,893)	(26,411)	23,518	(89.0)%
Net unrealized appreciation on investments	2,317	9,513	(7,196)	(75.6)%
Realized loss on settlement of derivative	—	(304)	304	(100.0)%
Net unrealized appreciation on derivative	—	304	(304)	(100.0)%
Net unrealized appreciation on borrowings under line of credit	(789)	(350)	(439)	NM

Net loss on investments, derivative and borrowings under line of credit	(1,365)	(17,248)	15,883	(92.1)%

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$16,394	$3,783	$12,611	333.4%

NM = Not Meaningful

Investment Income

Investment income for the year ended September 30, 2010 was $35,539 as compared to $42,618 for the year ended September 30, 2009. Interest income from our aggregate investment portfolio decreased for the year ended

September 30, 2010 as compared to the prior year. The level of interest income from investments is directly related to the balance, at cost, of the interest-bearing investment portfolio outstanding during the year multiplied by the weighted average yield. The weighted average yield varies from year to year based on the current stated interest rate on interest-bearing investments and the amounts of loans for which interest is not accruing. Interest income from our investments decreased primarily due to the overall reduction in the cost basis of our investments, resulting primarily from the exit of 12 investments during the year ended September 30, 2010. The annualized weighted average yield on our portfolio was 9.9% for the year ended September 30, 2010 as compared to 9.8% for the prior year. As of September 30, 2010, six investments were on non-accrual, for an aggregate of approximately $29,926 at cost, or 10.0% of the aggregate cost of our investment portfolio and as of September 30, 2009, five investments were on non-accrual, for an aggregate of approximately $10,022 at cost, or 2.8% of the aggregate cost of our investment portfolio.

Interest income from Non-Control/Non-Affiliate investments decreased for the year ended September 30, 2010 as compared to the prior year, primarily from an overall decrease in the aggregate cost basis of our Non-Control/Non-Affiliate investments during the year.

Interest income from Control investments increased for the year ended September 30, 2010 as compared to the prior year. The increase was attributable to the Control investments (mainly Defiance and Midwest Metal) held for the entire year ended September 30, 2010, where those same investments were held for only a portion of the year ended September 30, 2009. Interest income from invested cash was nominal for the years ended September 30, 2010 and 2009.

Interest income from loans to employees, in connection with the exercise of employee stock options, decreased slightly for the year ended September 30, 2010 as compared to the prior year due to principal payments on the employee loans during the year ended September 30, 2010. In addition, during the year ended September 30, 2010, $515 of an employee stock option loan to a former employee of the Adviser was transferred from notes receivable — employees to other assets in connection with the termination of her employment with the Adviser and the later amendment of the loan. The interest on the loan from the time the employee stopped working for the Adviser is included in other income on the accompanying consolidated statement of operations.

Other income increased for the year ended September 30, 2010 as compared to the prior year. Other income includes success fees as well as prepayment fees received upon the full repayment of certain loan investments ahead of contractual maturity and prepayment fees received upon the early unscheduled principal repayments, which was based on a percentage of the outstanding principal amount of the loan at the date of prepayment. Success fees earned during the year ended September 30, 2010 totaled $1,866, which we received from ActivStyle, Anitox, Doe & Ingalls, Saunders, Northern Contours, Tulsa Welding and Visual Edge. Success fees earned during the year ended September 30, 2009 totaled $387, which we received from ActivStyle, Interfilm and It’s Just Lunch.

The following table lists the investment income for the five largest portfolio companies during the respective years:

Year Ended September 30, 2010

	Investment	% of
Company	Income	Total

Sunshine Media	$3,254	9.3%
Reliable Biopharma	3,003	8.6%
Westlake Hardware	2,940	8.4%
Midwest Metal (Clinton)#	2,127	6.1%
Winchester	1,589	4.5%

Subtotal	$12,913	36.9%
Other companies	22,036	63.1%

Total income from investments*	$34,949	100.0%

Year Ended September 30, 2009

	Investment	% of
Company	Income	Total

Sunshine Media	$3,352	8.0%
Reliable Biopharma	3,073	7.3%
Westlake Hardware	2,417	5.7%
Clinton Holdings	1,888	4.5%
VantaCore	1,696	4.0%

Subtotal	$12,426	29.5%
Other companies	29,711	70.5%

Total income from investments*	$42,137	100.0%

#	During the year ended September 30, 2010 Clinton Holdings was restructured as Midwest Metal.

*	Includes interest and other income from Non-Control and Control investments.

Operating Expenses

Operating expenses, net of credits from the Adviser for fees earned and voluntary irrevocable and unconditional waivers to the base management and incentive fees, decreased for the year ended September 30, 2010 as compared to the prior year. This reduction was primarily due to a decrease in interest expense and amortization of deferred financing fees incurred in connection with the Credit Facility, which were partially offset by an increase in professional fees.

Loan servicing fees decreased for the year ended September 30, 2010 as compared to the prior year. These fees were incurred in connection with a loan servicing agreement between Business Loan and our Adviser, which is based on the size and mix of the portfolio. The decrease was primarily due to the reduction in the size of our investment portfolio. Due to voluntary, irrevocable and unconditional waivers in place during these years, senior syndicated loans incurred a 0.5% annual fee, whereas proprietary loans incurred a 1.5% annual fee. All of these fees were reduced against the amount of the base management fee due to our Adviser.

Base management fee (which is net of loan servicing fees) increased for the year ended September 30, 2010 as compared to the prior year. However, the gross management fee (consisting of the loan servicing fees plus the base management fee) decreased from the prior year as shown below:

	Year Ended
	September 30,	September 30,
	2010	2009

Loan servicing fee	$3,412	$5,620
Base management fee	2,673	2,005

Gross management fee	$6,085	$7,625

Gross management fee decreased due to fewer total assets held during the year ended September 30, 2010. The base management fee is computed quarterly as described under “Investment Advisory and Management

Agreement” in Note 4 of the notes to the accompanying consolidated financial statements, and is summarized in the table below:

	Year Ended
	September 30,	September 30,
	2010	2009

Base management fee(1)	$2,673	$2,005
Credit for fees received by Adviser from the portfolio companies	(213)	(89)
Fee reduction for the voluntary, irrevocable and unconditional waiver of 2% fee on senior syndicated loans to 0.5%(2)	(42)	(265)

Net base management fee	$2,418	$1,651

(1)	Base management fee is net of loan servicing fees per the terms of the Advisory Agreement.

(2)	The board of our Adviser voluntarily, irrevocably and unconditionally waived on a quarterly basis the annual 2% base management fee to 0.5% for senior syndicated loan participations for the years ended September 30, 2010 and 2009. Fees waived cannot be recouped by the Adviser in the future.

Incentive fee decreased for the year ended September 30, 2010 as compared to the prior year. The board of our Adviser voluntarily, irrevocably and unconditionally waived a portion of the incentive fee for the year ended September 30, 2010 and the entire incentive fee for the year ended September 30, 2009. The incentive fee and associated credits are summarized in the table below:

	Year Ended
	September 30,	September 30,
	2010	2009

Incentive fee	$1,823	$3,326
Credit from voluntary, irrevocable and unconditional waiver issued by Adviser’s board of directors	(165)	(3,326)

Net incentive fee	$1,658	$—

Administration fee decreased for the year ended September 30, 2010 as compared to the prior year, due to a decrease of administration staff and related expenses, as well as a decrease in our total assets in comparison to the total assets of all companies managed by our Adviser under similar agreements. The calculation of the administration fee is described in detail under “Investment Advisory and Management Agreement” in Note 4 of the notes to the accompanying consolidated financial statements.

Interest expense decreased for the year ended September 30, 2010 as compared to the prior year due primarily to decreased borrowings under our line of credit during the year ended September 30, 2010. The balance for the year ended September 30, 2010 included $590 of the minimum earnings shortfall fee that was accrued as of September 30, 2010.

Amortization of deferred financing fees decreased for the year ended September 30, 2010 as compared to the prior year due to significant one-time costs related to the termination of our prior credit facility and transition to the Credit Facility, resulting in increased amortization of deferred financing fees during the year ended September 30, 2009 as compared to the year ended September 30, 2010.

Compensation expense increased for the year ended September 30, 2010 as compared to the prior year due to the conversion of stock option loans of two former employees from recourse to non-recourse loans. The conversions were non-cash transactions and were accounted for as repurchases of the shares previously received by the employees upon exercise of the stock options in exchange for the non-recourse notes. The repurchases were accounted for as treasury stock transactions at the fair value of the shares, totaling $420. Since the value of the stock option loans totaled $665, we recorded compensation expense of $245.

Other operating expenses (including professional fees, stockholder related costs, director’s fees, insurance and other direct expenses) increased for the year ended September 30, 2010 as compared to the prior year, due primarily to legal fees incurred in connection with certain portfolio loans during the year ended September 30, 2010 and an increase in the provision for uncollectible receivables from portfolio companies.

Realized Loss and Unrealized Appreciation (Depreciation) on Investments

Realized Losses

For the year ended September 30, 2010, we recorded a net realized loss on investments of $2,893, which consisted of $4,259 of losses from three syndicated loan sales (Gold Toe, Kinetek and Wesco), the Western Directories write-off, and the CCS payoff, offset by a $1,366 gain from the ACE Expediters payoff. For the year ended September 30, 2009, we recorded a net realized loss on investments of $26,411, which consisted of $15,029 of losses from the sale of several syndicated loans and one non-syndicated loan, a $9,409 write-off of the Badanco loan, and a $2,000 write-off of a portion of the Greatwide second lien syndicated loan, partially offset by a $27 gain from the Country Road payoff.

Unrealized Appreciation (Depreciation)

Net unrealized appreciation (depreciation) on investments is the net change in the fair value of our investment portfolio during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are actually realized. The net unrealized appreciation for the years ended September 30, 2010 and 2009 consisted of the following:

	Year Ended
	September 30,	September 30,
	2010	2009

Reversal of previously recorded unrealized depreciation upon realization of losses	$6,411	$24,531
Appreciation from Control investments	1,098	1,564
Depreciation from Non-Control/Non-Affiliate investments	(5,192)	(16,582)

Net unrealized appreciation on investments	$2,317	$9,513

The primary driver of our net unrealized appreciation for the years ended September 30, 2010 and 2009 was the reversal of previously recorded unrealized depreciation on our exited investments. Our Control investments also experienced unrealized appreciation due to an increase in certain comparable multiples. However, our Non-Control investments experienced unrealized depreciation, which was due primarily to a reduction in certain comparable multiples and the performance of some of our portfolio companies used to estimate the fair value of our investments. Although our investment portfolio appreciated during the year ended September 30, 2010, our entire portfolio was fair valued at 86% of cost as of September 30, 2010. The cumulative unrealized depreciation of our investments does not have an impact on our current ability to pay distributions to stockholders; however, it may be an indication of future realized losses, which could ultimately reduce our income available for distribution.

Realized Loss and Unrealized Appreciation on Derivative

For the year ended September 30, 2009, we realized a loss of $304 due to the expiration of the interest rate cap in February 2009. In addition, we recorded unrealized appreciation on derivative of $304, which resulted from the reversal of previously recorded unrealized depreciation when the loss was realized during the year.

Net Unrealized Appreciation on Borrowings under Line of Credit

Net unrealized appreciation on borrowings under line of credit is the net change in the fair value of our line of credit borrowings during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are realized. The net unrealized appreciation on borrowings under line of credit for the years ended September 30, 2010 and 2009 were $789 and $350, respectively. We elected to apply ASC 825, “Financial Instruments,” which requires that we apply a fair value methodology to the Credit Facility. We estimated the fair value of the Credit Facility using estimates of value provided by an independent third party and our own assumptions in the absence of observable market data, including estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. The Credit Facility was fair valued at $17,940 and $83,350 as of September 30, 2010 and 2009, respectively. As a result, we recorded unrealized appreciation of $789 and $350 for the years ended September 30, 2010 and 2009, respectively.

Net Increase in Net Assets from Operations

For the year ended September 30, 2010, we realized a net increase in net assets resulting from operations of $16,394 as a result of the factors discussed above. For the year ended September 30, 2009, we realized a net increase in net assets resulting from operations of $3,783. Our net increase in net assets resulting from operations per basic and diluted weighted average common share for the years ended September 30, 2010 and 2009 were $0.78 and $0.18, respectively.

COMPARISON OF THE FISCAL YEARS ENDED SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008

A comparison of our operating results for the fiscal years ended September 30, 2009 and 2008 is below:

	Year Ended
	September 30,
	2009	2008	$ Change	% Change

INVESTMENT INCOME
Interest income — non control/non affiliate investments	$40,747	$43,734	$(2,987)	(6.8)%
Interest income — control investments	933	64	869	1,357.8%
Interest income — cash	11	335	(324)	(96.7)%
Interest income — notes receivable from employees	468	471	(3)	(0.6)%
Prepayment fees and other income	459	1,121	(662)	(59.1)%

Total investment income	42,618	45,725	(3,107)	(6.8)%

EXPENSES
Interest expense	7,949	8,284	(335)	(4.0)%
Loan servicing fee	5,620	6,117	(497)	(8.1)%
Base management fee	2,005	2,212	(207)	(9.4)%
Incentive fee	3,326	5,311	(1,985)	(37.4)%
Administration fee	872	985	(113)	(11.5)%
Professional fees	1,586	911	675	74.1%
Amortization of deferred financing fees	2,778	1,534	1,244	81.1%
Stockholder related costs	415	443	(28)	(6.3)%
Directors’ fees	197	220	(23)	(10.5)%
Insurance expense	241	227	14	6.2%
Other expenses	278	325	(47)	(14.5)%

Expenses before credit from Adviser	25,267	26,569	(1,302)	(4.9)%
Credit to base management and incentive fees from Adviser	(3,680)	(7,397)	3,717	(50.3)%

Total expenses net of credit to base management and incentive fees	21,587	19,172	2,415	12.6%

NET INVESTMENT INCOME	21,031	26,553	(5,522)	(20.8)%

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, DERIVATIVE AND BORROWINGS UNDER LINE OF CREDIT:
Net realized loss on investments	(26,411)	(787)	(25,624)	3,255.9%
Realized (loss) gain on settlement of derivative	(304)	7	(311)	(4,442.9)%
Net unrealized appreciation (depreciation) on derivative	304	(12)	316	(2,633.3)%
Net unrealized appreciation (depreciation) on investments	9,513	(47,023)	56,536	(120.2)%
Net unrealized appreciation on borrowings under line of credit	(350)	—	(350)	—

Net loss on investments, derivative and borrowings under line of credit	(17,248)	(47,815)	30,567	(63.9)%
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$3,783	$(21,262)	25,045	(117.8)%

Investment Income

Investment income for the year ended September 30, 2009 was $42,618 as compared to $45,725 for the year ended September 30, 2008. Interest income from our aggregate investment portfolio decreased for the year ended September 30, 2009 as compared to the prior year. The level of interest income from investments is directly related to the balance, at cost, of the interest-bearing investment portfolio outstanding during the year multiplied by the weighted average yield. The weighted average yield varies from year to year based on the current stated interest rate on interest-bearing investments and the amounts of loans for which interest is not accruing. Interest income from our investments decreased primarily due to the overall reduction in the cost basis of our investments, resulting primarily from the exit of 15 investments during the year ended September 30, 2009, as well as a slight decrease in the weighted average yield on our portfolio. The annualized weighted average yield on our portfolio was 9.8% for the year ended September 30, 2009 as compared to 10.0% for the prior year. During the year ended September 30, 2009, five investments were on non-accrual, for an aggregate of approximately $10,022 at cost, or 2.8% of the aggregate cost of our investment portfolio and during the prior year, three investments were on non-accrual for an aggregate of approximately $13,098 at cost, or 2.8% of the aggregate cost of our investment portfolio.

Interest income from Non-Control/Non-Affiliate investments decreased for the year ended September 30, 2009 as compared to the prior year, primarily from an overall decrease in the aggregate cost basis of our Non-Control/Non-Affiliate investments during the year. In addition, the success fees earned during the year ended September 30, 2009 totaled $387, compared to $998 earned in the prior year. Success fees earned during the year ended September 30, 2009 resulted from refinancings by ActivStyle and It’s Just Lunch and an amendment by Interfilm. Success fees earned during the year ended September 30, 2008 resulted from refinancings by Defiance and Westlake Hardware and a full repayment from Express Courier.

Interest income from Control investments increased for the year ended September 30, 2009 as compared to the prior year. The increase was attributable to four additional Control investments held during the year ended September 30, 2009, which were converted from Non-Control/Non-Affiliate investments.

The following table lists the interest income from investments for the five largest portfolio companies during the respective years:

Year ended September 30, 2009

	Interest	% of
Company	Income	Total

Sunshine Media	$3,377	8.0%
Reliable Biopharma	3,076	7.3%
Westlake Hardware	2,451	5.8%
Clinton Holdings	1,899	4.5%
VantaCore	1,705	4.0%

Subtotal	$12,508	29.6%
Other companies	29,629	70.4%

Total interest income	$42,137	100.0%

Year ended September 30, 2008

	Interest	% of
Company	Income	Total

Sunshine Media	$2,939	6.5%
Reliable Biopharma	2,871	6.4%
Westlake Hardware	2,860	6.4%
Clinton Holdings	1,903	4.2%
Winchester Electronics	1,401	3.1%

Subtotal	$11,974	26.6%
Other companies	32,945	73.4%

Total interest income	$44,919	100.0%

Interest income from invested cash decreased for the year ended September 30, 2009 as compared to the prior year. Interest income came from the following sources:

	Year Ended
	September 30,	September 30,
	2009	2008

Interest earned on Gladstone Capital account(1)	$—	$50
Interest earned on Business Loan custodial account(2)	10	199
Interest earned on Gladstone Financial account(3)	1	86

Total interest income from invested cash	$11	$335

(1)	Interest earned on our Gladstone Capital account during the year ended September 30, 2008 resulted from proceeds received from the equity offerings completed during the fiscal year that were held in the account prior to being invested or used to pay down the line of credit.

(2)	Interest earned on our Business Loan custodial account during the year ended September 30, 2008 resulted from large cash amounts held in the account prior to disbursement. During this fiscal year, we had $140,817 of originations to new portfolio companies.

(3)	Interest earned on our Gladstone Financial account during the year ended September 30, 2008 resulted from the U.S. Treasury bill that was held with an original maturity of six months.

Interest income from loans to our employees, in connection with the exercise of employee stock options, decreased slightly for the year ended September 30, 2009 as compared to the prior year due to principal payments on the employee loans during the current year.

Prepayment fees and other income decreased for the year ended September 30, 2009 as compared to the prior year. The income for the prior year consisted of prepayment penalty fees received upon the full repayment of certain loan investments ahead of contractual maturity and prepayment fees received upon the early unscheduled principal repayments, which was based on a percentage of the outstanding principal amount of the loan at the date of prepayment.

Operating Expenses

Operating expenses, net of credits from the Adviser for fees earned and voluntary irrevocable and unconditional waivers to the base management and incentive fees, increased for the year ended September 30, 2009 as compared to the prior year primarily due to an increase in professional fees and amortization of deferred financing fees incurred in connection with our previous credit facility with Deutsche Bank AG, or the DB Facility, and the new KEF Facility.

Interest expense decreased for the year ended September 30, 2009 as compared to the prior year due primarily to decreased borrowings under our line of credit during the year ended September 30, 2009, partially offset by a higher weighted average annual interest cost, which is determined by using the annual stated interest rate plus commitment and other fees, plus the amortization of deferred financing fees divided by the weighted average debt outstanding.

Loan servicing fees decreased for the year ended September 30, 2009 as compared to the prior year. These fees were incurred in connection with a loan servicing agreement between Business Loan and our Adviser, which is based on the size and mix of the portfolio. The decrease was primarily due to the reduction in the size of our investment portfolio. Due to voluntary, irrevocable and unconditional waivers in place during these years, senior syndicated loans incurred a 0.5% annual fee, whereas proprietary loans incurred a 1.5% annual fee. All of these fees were reduced against the amount of the base management fee due to our Adviser.

The base management fee decreased for the year ended September 30, 2009 as compared to the prior year, which is reflective of fewer total assets held during the year ended September 30, 2009. Furthermore, due to the liquidation of the majority of our syndicated loans, the credit received against the gross base management fee for investments in syndicated loans has also been reduced. The base management fee is computed quarterly as described under “Investment Advisory and Management Agreement” in Note 4 to the accompanying consolidated financial statements, and is summarized in the table below:

	Year Ended
	September 30,	September 30,
	2009	2008

Base management fee(1)	$2,005	$2,212
Credit for fees received by Adviser from the portfolio companies	(89)	(1,678)
Fee reduction for the voluntary, irrevocable and unconditional waiver of 2% fee on senior syndicated loans to 0.5%(2)	(265)	(408)

Net base management fee	$1,651	$126

(1)	Base management fee is net of loan servicing fees per the terms of the Advisory Agreement.

(2)	The board of our Adviser voluntarily, irrevocably and unconditionally waived on a quarterly basis the annual 2.0% base management fee to 0.5% for senior syndicated loan participations for the years ended September 30, 2009 and 2008. Fees waived cannot be recouped by the Adviser in the future.

Incentive fee decreased for the year ended September 30, 2009 as compared to the prior year. The board of our Adviser voluntarily, irrevocably and unconditionally waived on a quarterly basis the entire incentive fee for each quarter of the years ended September 30, 2009 and 2008. The incentive fee and associated credits are summarized in the table below:

	Year Ended
	September 30,	September 30,
	2009	2008

Incentive fee	$3,326	$5,311
Credit from voluntary, irrevocable and unconditional waiver issued by Adviser’s board of directors	(3,326)	(5,311)

Net incentive fee	$—	$—

Administration fee decreased for the year ended September 30, 2009 as compared to the prior year, due to a decrease of administration staff and related expenses, as well as a decrease in our total assets in comparison to the total assets of all companies managed by our Adviser under similar agreements. The calculation of the administrative fee is described in detail under “Investment Advisory and Management Agreement” in Note 4 of the notes to the accompanying consolidated financial statements.

Other operating expenses (including deferred financing fees, stockholder related costs, directors’ fees, insurance and other expenses) increased over the prior year driven by amortization of additional fees incurred with amending the DB Facility and entering into the new KEF Facility and legal fees incurred in connection with troubled loans in the current year.

Net Realized Loss on Investments

The realized loss for the year ended September 30, 2009 consisted of a $15,029 loss from the sale of several syndicated loans and one non-syndicated loan, a $9,409 write-off of the Badanco loan, and a $2,000 write-off of a portion of the Greatwide second lien syndicated loan, partially offset by a $27 gain from the Country Road payoff. Net realized loss on investments during the year ended September 30, 2008 resulted from the partial sale of the senior subordinated term debt of Greatwide Logistics, as well as the unamortized investment acquisition costs related to the Anitox and Macfadden loans, which were repaid in full during the year.

Realized (Loss) Gain on Settlement of Derivative

The realized loss for the year ended September 30, 2009 was due to the expiration of our interest rate cap agreement in February 2009. We did not receive any interest rate cap agreement payments during the period from October 2008 through February 2009 as a result of the one-month LIBOR having a downward trend. During the year ended September 30, 2008, we received interest rate cap agreement payments of only $7 as a result of the one-month LIBOR having a downward trend. We received payments when the one-month LIBOR was over 5%.

Net Unrealized Appreciation (Depreciation) on Derivative

Net unrealized appreciation (depreciation) on derivative is the net change in the fair value of our interest rate cap during the year, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are realized. The unrealized appreciation on derivative during the year ended September 30, 2009 resulted from the reversal of previously recorded unrealized depreciation when the loss was realized during the three months ended March 31, 2009. For the year ended September 30, 2008, the unrealized depreciation was due to a decrease in the fair market value of our interest rate cap agreement.

Net Unrealized Appreciation (Depreciation) on Investments

Net unrealized appreciation (depreciation) on investments is the net change in the fair value of our investment portfolio during the year, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are realized. The net unrealized appreciation on investments for the year ended September 30, 2009 consisted of the following:

• Control investments	$1,564
• Non-Control/Non-Affiliate investments	(16,582)
• Reversal of previously unrealized depreciation upon realization of losses	24,531

Total	$9,513

We believe that our investment portfolio was valued at a depreciated value due primarily to the general instability of the loan markets. Although our investment portfolio has depreciated, our entire portfolio was fair valued at 88% of cost as of September 30, 2009. The cumulative unrealized depreciation of our investments does not have an impact on our current ability to pay distributions to stockholders; however, it may be an indication of future realized losses, which could ultimately reduce our income available for distribution.

Net Unrealized Appreciation on Borrowings under Line of Credit

Unrealized appreciation on borrowings under line of credit is the net change in the fair value of our line of credit borrowings during the year, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are realized. During the year ended September 30, 2009, we elected to apply ASC 825, “Financial Instruments,” which requires that we apply a fair value methodology to the KEF Facility. We estimated the fair value of the KEF Facility using estimates of value provided by an independent third party and our own assumptions in the absence of observable market data, including estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. The KEF Facility was fair valued at $83,350 as of September 30, 2009, and an unrealized appreciation of $350 was recorded for the year ended September 30, 2009.

Net Increase (Decrease) in Net Assets from Operations

For the year ended September 30, 2009, we realized a net increase in net assets resulting from operations of $3,783 as a result of the factors discussed above. For the year ended September 30, 2008, we realized a net decrease in net assets resulting from operations of $21,262. Our net increase (decrease) in net assets resulting from operations per basic and diluted weighted average common share for the years ended September 30, 2009 and 2008 were $0.18 and ($1.08), respectively.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Net cash used in operating activities for the six months ended March 31, 2011 was $6.7 million and consisted primarily of disbursements of $44.2 million in new investments, partially offset by principal repayments of $35.2 million and net unrealized depreciation of $16.0 million. Net cash provided by operating activities for the six months ended March 31, 2010 was $39.2 million and consisted primarily of principal repayments of $38.4 million.

At March 31, 2011, we had investments in equity of, loans to, or syndicated participations in, 45 private companies with an aggregate cost basis of approximately $314.2 million. At March 31, 2010, we had investments in equity of, loans to, or syndicated participations in, 41 private companies with an aggregate cost basis of approximately $330.1 million. The following table summarizes our total portfolio investment activity during the six months ended March 31, 2011 and 2010:

	Six Months Ended March 31,
	2011	2010

Beginning investment portfolio at fair value	$257,109	$320,969
New investments	44,203	180
Disbursements to existing portfolio companies	8,220	6,700
Principal repayments	(35,227)	(38,471)
Proceeds from sales	(777)	(3,119)
Increase in investment balance due to PIK	8	60
Increase in investment balance due to transferred interest	204	441
Unrealized (depreciation) appreciation	(16,014)	1,645
Reversal of prior period depreciation on realization	—	3,437
Net realized gain (loss)	163	(28)
Net change in premiums, discounts and amortization	(776)	(63)

Ending investment portfolio at fair value	$257,113	$291,751

The following table summarizes the contractual principal repayments and maturity of our investment portfolio by fiscal year, assuming no voluntary prepayments, at March 31, 2011.

Amount

For the remaining six months ending September 30:
2011	$18,295
For the fiscal year ending September 30:
2012	76,646
2013	122,981
2014	28,863
2015	32,088
2016 and thereafter	30,926

Total contractual repayments	$309,799
Investments in equity securities	5,984
Adjustments to cost basis on debt securities	(1,548)

Total cost basis of investments held at March 31, 2011:	$314,235

Net cash provided by operating activities for the years ended September 30, 2010 and 2009 were $86,501 and $95,521, respectively, and consisted primarily of proceeds received from the principal payments received from existing investments, partially offset by the purchase of new investments. In contrast, net cash used in operating activities for the year ended September 30, 2008 was $80,218, and consisted of the purchase of new investments, partially offset by principal loan repayments.

As of September 30, 2010, we had investments in debt securities, or loans to or syndicated participations in 39 private companies with a cost basis totaling $298,216. As of September 30, 2009, we had investments in debt securities, or loans to or syndicated participations in 48 private companies with a cost basis totaling $364,393. The following table summarizes our total portfolio investment activity during the years ended September 30, 2010 and 2009:

	Year Ended September 30,
	2010	2009

Beginning investment portfolio at fair value	$320,969	$407,933
New investments	23,245	24,911
Principal repayments (including repayment of PIK)	(82,566)	(47,490)
Proceeds from sales	(3,119)	(49,203)
Increase in investment balance due to PIK	53	166
Increase in investment balance due to rolled-over interest	529	1,455
Loan impairment / contra-investment	(715)	—
Net unrealized appreciation (depreciation)(1)	2,317	9,513
Net realized loss	(2,893)	(26,411)
Amortization of premiums and discounts	(711)	95

Ending investment portfolio at fair value	$257,109	$320,969

(1)	Includes the reversal of unrealized depreciation due to investment exits for the years ended September 30, 2010 and 2009 of $6,411 and $24,835, respectively.

During the fiscal years ended September 30, 2010, 2009 and 2008, the following investment activity occurred during each quarter of the respective fiscal year:

	New	Principal	Proceeds from	Net Gain (Loss)
Quarter Ended	Investments(1)	Repayments(2)	Sales/Exits(3)	on Disposal

September 30, 2010	$14,193	$25,615	$—	$—
June 30, 2010	2,171	18,482	—	(2,865)
March 31, 2010	4,817	23,065	337	892
December 31, 2009	2,064	15,404	2,782	(920)

Total fiscal year 2010	$23,245	$82,566	$3,119	$(2,893)

September 30, 2009	$1,221	$4,071	$7,241	$(12,086)
June 30, 2009	6,975	15,439	39,750	(10,594)
March 31, 2009	8,013	13,053	—	(2,000)
December 31, 2008	8,702	14,927	2,212	(1,731)

Total fiscal year 2009	$24,911	$47,490	$49,203	$(26,411)

September 30, 2008	$39,048	$21,381	$1,299	$(701)
June 30, 2008	43,678	40,755	—	(86)
March 31, 2008	20,483	3,000	—	—
December 31, 2007	73,341	4,047	—	—

Total fiscal year 2008	$176,550	$69,183	$1,299	$(787)

(1)	New Investments:

				Disbursements to
	New Investments			Existing Portfolio	Total
Quarter Ended	Companies		Investments	Companies	Disbursements

September 30, 2010	1	(a)	$10,000	$4,193	$14,193
June 30, 2010	1	(b)	400	1,771	2,171
March 31, 2010	—		—	4,817	4,817
December 31, 2009	1	(c)	180	1,884	2,064

Total fiscal year 2010	3		$10,580	$12,665	$23,245

September 30, 2009	—		$—	$1,221	$1,221
June 30, 2009	—		—	6,975	6,975
March 31, 2009	—		—	8,013	8,013
December 31, 2008	—		—	8,702	8,702

Total fiscal year 2009	—		$—	$24,911	$24,911

September 30, 2008	3	(d)	$33,375	$5,673	$39,048
June 30, 2008	3	(e)	35,750	7,928	43,678
March 31, 2008	1	(f)	13,700	6,783	20,483
December 31, 2007	5	(g)	57,992	15,349	73,341

Total fiscal year 2008	12		$140,817	$35,733	$176,550

(a)	Airvana Network Solutions

(b)	FedCap Partners

(c)	Northstar Broadband

(d)	AKQA, VantaCore and Tulsa Welding School

(e)	Saunders, Legend and BAS Broadcasting

(f)	ACE Expediters

(g)	Interfilm, Reliable, Lindmark, GS Maritime and GFRC

(2) Principal Repayments (including repayment of PIK previously applied to principal balance):

	Number of		Unscheduled	Scheduled	Total
	Companies		Principal	Principal	Principal	Net Gain on
Quarter Ended	Fully Exited		Repayments(*)	Repayments	Repayments	Sale/Exit(#)

September 30, 2010	2	(a)	$14,135	$11,480	$25,615	$—
June 30, 2010	1	(b)	13,590	4,892	18,482	—
March 31, 2010	4	(c)	18,902	4,163	23,065	1,055
December 31, 2009	1	(d)	13,054	2,350	15,404	—

Total fiscal year 2010	8		$59,681	$22,885	$82,566	$1,055

September 30, 2009	—		$—	$4,071	$4,071	$—
June 30, 2009	1	(e)	10,449	4,990	15,439	—
March 31, 2009	—	(f)	7,813	5,240	13,053	—
December 31, 2008	2	(g)	6,966	7,961	14,927	—

Total fiscal year 2009	3		$25,228	$22,262	$47,490	$—

September 30, 2008	2	(h)	$12,797	$8,584	$21,381	$—
June 30, 2008	3	(i)	28,134	12,621	40,755	—
March 31, 2008	—	(j)	500	2,500	3,000	—
December 31, 2007	—		—	4,047	4,047	—

Total fiscal year 2008	5		$41,431	$27,752	$69,183	$—

(*)	Includes principal payments due to excess cash flows, covenant violations, exits, refinancing, etc.

(#)	Net gain on principal repayments of $1,055 plus the net loss on sales/exits of $3,948 (per footnote 3 below) equals net loss of $2,893, which is included on the consolidated statement of operations for the year ended September 30, 2010.

(a)	Full payoff from Anitox and Doe and Ingalls.

(b)	Full payoff from VantaCore.

(c)	Full payoff from ACE Expediters (which resulted in a gain on the warrants), ActivStyle, CCS and Visual Edge.

(d)	Full payoff from Tulsa Welding and partial payoff from BAS Broadcasting senior term debt (last out tranche).

(e)	Full payoff from Multi-Ag Media ($1,687), partial payoff from Saunders line of credit ($2,500) and refinancing from ActivStyle ($6,262).

(f)	Refinancing from ACE Expediters and Sunburst media.

(g)	Full payoff from Community Media and Country Road.

(h)	Full payoff from Express Courier International and Meteor Holding.

(i)	Full payoff from Macfadden Performing Arts, Reading Broadcasting and SCS ($25,074) and partial payoff from Anitox Senior Real Estate Term Debt ($3,060).

(j)	Partial payoff from Risk Metrics Senior Subordinated Term Debt.

(3)	Loan Sales/Exits:

	Number of			Position	Unamortized	Net (Loss)
	Companies		Proceeds	(Principal)	Loan	Gain on
Quarter Ended	Fully Exited		Received	Exited	Costs(*)	Exit(#)

September 30, 2010	—		$—	$—	$—	$—
June 30, 2010	1	(a)	—	(2,865)	—	(2,865)
March 31, 2010	1	(b)	337	(500)	—	(163)
December 31, 2009	2	(c)	2,782	(3,685)	(17)	(920)

Total fiscal year 2010	4		$3,119	$(7,050)	$(17)	$(3,948)

September 30, 2009	3	(d)	$7,241	$(19,321)	$(6)	$(12,086)
June 30, 2009	8	(e)	39,750	(52,295)	1,951	(10,594)
March 31, 2009	1	(f)	—	(2,000)	—	(2,000)
December 31, 2008	—	(g)	2,212	(3,950)	7	(1,731)

Total fiscal year 2009	12		$49,203	$(77,566)	$1,952	$(26,411)

September 30, 2008	—	(h)	$1,299	$(2,000)	$—	$(701)
June 30, 2008	—		—	—	(86)	(86)
March 31, 2008	—		—	—	—	—
December 31, 2007	—		—	—	—	—

Total fiscal year 2008	—		$1,299	$(2,000)	$(86)	$(787)

(*)	Includes balance of premiums, discounts and acquisition cost at time of exit.

(#)	Net gain on principal repayments of $1,055 (per footnote 2 above) plus the net loss on sales/exits of $3,948 equals net loss of $2,893, which is included on the consolidated statement of operations for the year ended September 30, 2010.

(a)	Write-off of Western Directories line of credit, preferred stock and common stock.

(b)	Complete sale of Gold Toe senior subordinated syndicated loan.

(c)	Complete sale of Kinetek senior term syndicated loan and Wesco Holdings senior subordinated syndicated loan.

(d)	Full sale of CHG and John Henry syndicated loans, write-off of Badanco loan, and partial sale of Kinetek syndicated loan (senior subordinated debt).

(e)	Full sale of 8 loans (7 syndicated and 1 non-syndicated) and partial sale of CHG, GTM and Wesco syndicated loans (senior term debt).

(f)	Write-off of Greatwide syndicated loan (senior subordinated term debt).

(g)	Partial sale of Greatwide Logistics syndicated loan (senior term debt).

(h)	Partial sale of Greatwide Logistics syndicated loan (senior subordinated term debt).

The following table summarizes the contractual principal repayment and maturity of our investment portfolio by fiscal year, assuming no voluntary prepayments.

Fiscal Year Ending September 30,	Amount

2011	$59,575
2012	72,201
2013	124,496
2014	31,840
2015	6,850

Total Contractual Repayments	$294,962
Investments in equity securities	4,189
Unamortized premiums, discounts and investment acquisition costs on debt securities	(935)

Total	$298,216

Investing Activities

Net cash provided by investing activities for the fiscal year ended September 30, 2008 was $2,484 for the redemption of a U.S. Treasury Bill with an original maturity of six months. The U.S. Treasury Bill was purchased in 2007 with proceeds from our initial stock purchase in our wholly-owned subsidiary, Gladstone Financial Corporation (previously known as Gladstone SSBIC Corporation).

Financing Activities

Net cash provided by financing activities for the six months ended March 31, 2011 was $7.9 million and consisted primarily of net borrowings from the Credit Facility of $16.4 million, partially offset by distributions to stockholders of $8.8 million. Net cash used in financing activities for the six months ended March 31, 2010 was $40.3 million and primarily consisted of net payments on the Credit Facility of $30.0 million and distributions to stockholders of $8.9 million.

Net cash used in financing activities for the fiscal year ended September 30, 2010 was $84,043 and mainly consisted of net payments on the Credit Facility of $91,100, distribution payments of $17,690 and financing fees of $1,525 associated with the Credit Facility, which was entered into on March 15, 2010.

Net cash used in financing activities for the fiscal year ended September 30, 2009 was $96,738 and mainly consisted of net payments on our line of credit of $68,030, distribution payments of $26,570 and financing fees of $2,103 associated with the Credit Facility which was entered into on May 15, 2009.

Net cash provided by financing activities for the fiscal year ended September 30, 2008 was $75,388 and mainly consisted of net borrowings on our line of credit of $6,590, proceeds of $105,374, net of offering costs, from the issuance of common stock and distribution payments of $33,379.

Distributions

To qualify as a RIC and, therefore, avoid corporate level tax on the income we distribute to our stockholders, we are required, under Subchapter M of the Code, to distribute at least 90% of our ordinary income and short-term capital gains to our stockholders on an annual basis. In accordance with these requirements, we declared and paid monthly cash distributions of $0.14 per common share for each month from October 2008 through March 2009 and $0.07 per common share for each month from April 2009 through March 2011. We declared and paid monthly cash distributions of $0.14 per common share during each month of the fiscal year ended September 30, 2008.

For the year ended September 30, 2010, our distribution payments were approximately $17.7 million. We declared these distributions based on our estimates of net investment income for the fiscal year. Our investment pace was slower than expected and, consequently, our net investment income was lower than our original estimates. A portion of the distributions declared during fiscal 2010 is expected to be treated as a return of capital to our stockholders.

Issuance of Equity

We have filed a registration statement with the SEC, which we refer to as the Registration Statement, of which this prospectus is a part, that permits us to issue, through one or more transactions, up to an aggregate of $300 million in securities, consisting of common stock, preferred stock, subscription rights, debt securities and warrants to purchase common stock, or a combined offering of these securities.

We anticipate issuing equity securities to obtain additional capital in the future. However, we cannot determine the terms of any future equity issuances or whether we will be able to issue equity on terms favorable to us, or at all. Additionally, when our common stock is trading below NAV, as it has consistently traded for most of the last 2 years, we will have regulatory constraints under the 1940 Act on our ability to obtain additional capital in this manner. Generally, the 1940 Act provides that we may not issue and sell our common stock at a price below our NAV per share, other than to our then existing stockholders pursuant to a rights offering, without first obtaining approval from our stockholders and our independent directors. As of March 31, 2011, our NAV per share was $11.18 per share and as of July 11, 2011 our closing market price was $9.54 per share. To the extent that our common stock trades at a market price below our NAV per share, we will generally be precluded from raising equity capital through public offerings of our common stock, other than pursuant to stockholder approval or a rights offering. The asset coverage requirement of a BDC under the 1940 Act effectively limits our ratio of debt to equity to 1:1. To the extent that we are unable to raise capital through the issuance of equity, our ability to raise capital through the issuance of debt may also be inhibited to the extent of our regulatory debt to equity ratio limits.

At our annual meeting of stockholders held on February 17, 2011, stockholders approved a proposal which authorizes us to sell shares of our common stock at a price below our then current NAV per share for a period of one year from the date of approval, provided that the number of shares issued and sold pursuant to such authority does not exceed 25% of our then outstanding common stock immediately prior to each such sale and that our Board of Directors makes certain determinations prior to any such sale. We have not issued any common stock since February 2008.

On May 17, 2010, we and our Adviser entered into an equity distribution agreement, which we refer to as the Equity Agreement, with BB&T Capital Markets, a division of Scott & Stringfellow, LLC, who we refer to as the Agent, under which we may, from time to time, issue and sell through the Agent up to 2,000,000 shares of our common stock, or the Shares, based upon instructions from us (including, at a minimum, the number of Shares to be offered, the time period during which sales are requested to be made, any limitation on the number of Shares that may be sold in any one day and any minimum price below which sales may not be made). Sales of Shares through the Agent, if any, will be executed by means of either ordinary brokers’ transactions on the NASDAQ Global Select Market in accordance with Rule 153 under the Securities Act or such other sales of the Shares as shall be agreed by us and the Agent. The compensation payable to the Agent for sales of Shares with respect to which the Agent acts as sales agent shall be equal to 2.0% of the gross sales price of the Shares for amounts of Shares sold pursuant to the Agreement. To date, we have not issued any shares pursuant to the Equity Agreement and the agreement may be terminated by us or the Agent at any time.

Revolving Credit Facility

On March 15, 2010, we entered into the Credit Facility, which currently provides for a $127 million revolving line of credit. Advances under the Credit Facility initially bore interest at the 30-day LIBOR (subject to a minimum rate of 2.0%), plus 4.5% per annum, with a commitment fee of 0.5% per annum on undrawn amounts. However, on November 22, 2010 (the Amendment Date), we amended our Credit Facility such that advances bear interest at the 30-day LIBOR (subject to a minimum rate of 1.5%), plus 3.75% per annum, with a commitment fee of 0.5% per annum on undrawn amounts when the facility is drawn more than 50% and 1.0% per annum on undrawn amounts when the facility is drawn less than 50%. Subject to certain terms and conditions, the Credit Facility may be expanded up to $202,000 through the addition of other committed lenders to the facility. As of March 31, 2011, there was a cost basis of approximately $33.2 million of borrowings outstanding under the Credit Facility at an average interest rate of 5.25%. As of July 11, 2011, there was a cost basis of approximately $92.20 million of borrowings outstanding. We expect that the Credit Facility will allow us to increase the rate of our investment activity and grow the size of our investment portfolio. Available borrowings are subject to various constraints imposed under the Credit Facility, based on the aggregate loan balance pledged by us. Interest is payable monthly during the term of the Credit Facility. The Credit Facility matures on March 15, 2012, and, if the facility is not renewed or extended by this date, all unpaid principal and interest will be due and payable on March 15, 2013. In addition, if the Credit Facility is not renewed on or before March 15, 2012, we will be required to use all principal collections from our loans to pay outstanding principal on the Credit Facility.

In addition to the annual interest rate on borrowings outstanding, under the terms of the Credit Facility prior to the Amendment Date, we were obligated to pay an annual minimum earnings shortfall fee to the committed lenders on March 15, 2011, which was calculated as the difference between the weighted average of borrowings outstanding under the Credit Facility and 50% of the commitment amount of the Credit Facility, multiplied by 4.5% per annum, less commitment fees paid during the year. As of the Amendment Date, we paid a $0.7 million fee.

The Credit Facility contains covenants that require Business Loan to maintain its status as a separate entity, prohibit certain significant corporate transactions (such as mergers, consolidations, liquidations or dissolutions) and restrict material changes to our credit and collection policies. The facility requires a minimum of 20 obligors in the borrowing base and also limits payments of distributions. As of March 31, 2011, Business Loan had 30 obligors and we were in compliance with all of the Credit Facility covenants.

Contractual Obligations and Off-Balance Sheet Arrangements

As of September 30, 2010, we had a commitment to purchase a $3,000 syndicated loan, which closed subsequent to September 30, 2010 and as of March 31, 2011, we were not party to any signed term sheets for potential investments. However, we have certain line of credit and capital commitments with our portfolio companies that have not been fully drawn or called, respectively. Since these commitments have expiration dates, and we expect many will never be fully drawn or called, the total commitment amounts do not necessarily represent future cash requirements. In addition, we have certain lines of credit with our portfolio companies that have not been fully drawn. Since these lines of credit have expiration dates and we expect many will never be fully drawn, the total line of credit commitment amounts do not necessarily represent future cash requirements. We estimate the fair value of these unused lines of credit commitments as of March 31, 2011 and September 30, 2010 to be nominal.

In July 2009, we executed a guaranty of a line of credit agreement between Comerica Bank and Defiance Integrated Technologies, Inc., or Defiance, one of our Control investments, which we refer to as the Guaranty. Pursuant to the Guaranty, if Defiance had a payment default, the guaranty was callable once the bank had reduced its claim by using commercially reasonable efforts to collect through disposition of the Defiance collateral. The guaranty was limited to $0.3 million plus interest on that amount accrued from the date demand payment was made under the Guaranty, and all costs incurred by the bank in its collection efforts. On March 1, 2011, the Guaranty was terminated.

In accordance with GAAP, the unused portions of the lines of credit commitments are not recorded on the accompanying consolidated statements of assets and liabilities. The following table summarizes the nominal dollar balance of unused line of credit commitments, uncalled capital commitments and guarantees as of March 31, 2011 and September 30, 2010:

	As of
	March 31,	September 30,
	2011	2010

Unused lines of credit	$7,361	$9,304
Uncalled capital commitment	1,200	1,600
Guarantees	—	250

The following table shows our contractual obligations as of September 30, 2010:

	Payments Due by Period
	Less than
Contractual Obligations(1)	1 Year	1-3 Years	4-5 Years	After 5 Years	Total

Line of credit(2)	—	$17,940	—	—	$17,940

(1)	Excludes the unused commitments to extend credit to our portfolio companies of $9,304, as discussed above.

(2)	Borrowings under the Credit Facility are listed, at fair value, based on the contractual maturity due to the revolving nature of the facility.

Quantitative and Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. The prices of securities held by the us may decline in response to certain events, including those directly involving the companies whose securities are owned by us; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and interest rate fluctuations.

The primary risk we believe we are exposed to is interest rate risk. Because we borrow money to make investments, our net investment is dependent upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. We use a combination of debt and equity capital to finance our investing activities. We may use interest rate risk management techniques to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. We have analyzed the potential impact of changes in interest rates on interest income net of interest expense.

While we expect that ultimately approximately 20% of the loans in our portfolio will be made at fixed rates, with approximately 80% made at variable rates or variables rates with a floor mechanism, all of our variable-rate loans have rates associated with either the current LIBOR or Prime Rate. At March 31, 2011, our portfolio, at cost, consisted of the following breakdown in relation to all outstanding debt investments:

85.4%	variable rates with a floor
5.2%	variable rates without a floor or ceiling
9.4%	fixed rate

100%	total

To illustrate the potential impact of changes in interest rates on our net increase in net assets resulting from operations, we have performed the following analysis, which assumes that our balance sheet, as of September 30, 2010, remains constant and no further actions are taken to alter our existing interest rate sensitivity.

	Increase	Increase	Net Increase (Decrease) in
	(Decrease) in	(Decrease) in	Net Assets Resulting
Basis Point Change	Interest Income	Interest Expense(a)	from Operations

Up 200 basis points	$639	$43	$596
Up 100 basis points	246	—	246
Down 100 basis points	(128)	—	(128)
Down 200 basis points	(201)	—	(201)

(a)	As of September 30, 2010, the LIBOR was 0.26%; since the Credit Facility interest rate was subject to a 2.0% floor, there is no impact from a 100 basis point increase or decrease.

Although management believes that this analysis is indicative of our existing interest rate sensitivity, it does not adjust for potential changes in credit quality, size and composition of our loan portfolio on the balance sheet and other business developments that could affect net increase in net assets resulting from operations. Accordingly, no assurances can be given that actual results would not differ materially from the results under this hypothetical analysis.

We may also experience risk associated with investing in securities of companies with foreign operations. We currently do not anticipate investing in debt or equity of foreign companies, however, some potential portfolio companies may have operations located outside the United States. These risks include, but are not limited to, fluctuations in foreign currency exchange rates, imposition of foreign taxes, changes in exportation regulations and political and social instability.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our 2011 annual stockholders meeting, our stockholders approved our ability to sell or otherwise issue shares of our common stock at a price below the then current net asset value, or NAV, per share during a one year period, which we refer to as the Stockholder Approval, beginning on February 17, 2011, and expiring on the first anniversary of the date of the 2011 annual stockholders meeting. In order to sell shares of common stock pursuant to this authorization, no further authorization from our stockholders will be solicited but the cumulative number of shares issued and sold pursuant to such authority can not exceed 25% of our then outstanding common stock immediately prior to such sale and a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (i) find that the sale is in our best interests and in the best interests of our stockholders and (ii) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares of common stock, or immediately prior to the issuance of such common stock, that the price at which such shares of common stock are to be sold is not less than a price which closely approximates the market value of those shares of common stock, less any distributing commission or discount.

Any offering of common stock below its NAV per share will be designed to raise capital for investment in accordance with our investment objective.

In making a determination that an offering of common stock below its NAV per share is in our and our stockholders’ best interests, our board of directors will consider a variety of factors including:

•	the effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	the amount per share by which the offering price per share and the net proceeds per share are less than our most recently determined NAV per share;

•	the relationship of recent market prices of par common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	whether the estimated offering price would closely approximate the market value of shares of our common stock;

•	the potential market impact of being able to raise capital during the current financial market difficulties;

•	the nature of any new investors anticipated to acquire shares of our common stock in the offering;

•	the anticipated rate of return on and quality, type and availability of investments; and

•	the leverage available to us.

Our board of directors will also consider the fact that sales of shares of common stock at a discount will benefit our Adviser as our Adviser will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other of our securities or from the offering of common stock at a premium to NAV per share.

We will not sell shares of our common stock under this prospectus or an accompanying prospectus supplement pursuant to the Stockholder Approval without first filing a post-effective amendment to the registration statement if the cumulative dilution to our NAV per share from offerings under the registration statement exceeds 15%. This would be measured separately for each offering pursuant to the registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering. For example, if our most recently determined NAV per share at the time of the first offering is $10.00 and we have 140 million shares outstanding, the sale of 35 million shares at net proceeds to us of $5.00 per share (a 50% discount) would produce dilution of 10%. If we subsequently determined that our NAV per share increased to $11.00 on the then 175 million shares outstanding and then made an additional offering, we could, for example, sell approximately an additional 43.75 million shares at net proceeds to us of $8.25 per share, which would produce dilution of 5%, before we would reach the aggregate 15% limit. If we file a new post-effective amendment, the threshold would reset.

Sales by us of our common stock at a discount from NAV per share pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering. Any sale of common stock at a price below NAV per share would result in an immediate dilution to existing common stockholders who do not participate in such sale on at least a pro-rata basis. See “Risk Factors — Risks Related to an Investment in Our Common Stock.”

The following three headings and accompanying tables explain and provide hypothetical examples on the impact of an offering of our common stock at a price less than NAV per share on three different types of investors:

•	existing stockholders who do not purchase any shares in the offering;

•	existing stockholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering; and

•	new investors who become stockholders by purchasing shares in the offering.

Impact on Existing Stockholders Who Do Not Participate in an Offering

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increase. Further, if current stockholders do not purchase sufficient shares to maintain their percentage interest, regardless of whether such offering is above or below the then current NAV, their voting power will be diluted.

The following table illustrates the level of NAV dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from NAV per share, although it is not possible to predict the level of market price decline that may occur. Actual sales prices and discounts may differ from the presentation below.

The examples assume that we have 1,000,000 common shares outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The current NAV and NAV per share are thus $10,000,000 and $10.00, respectively. The table illustrates the dilutive effect on a nonparticipating stockholder of (1) an offering of 50,000 shares (5% of the outstanding shares) at $9.50 per share after offering expenses and commission (a 5% discount from NAV), (2) an offering of 100,000 shares (10% of the outstanding shares) at $9.00 per share after offering expenses and commissions (a 10% discount from NAV) and (3) an offering of 200,000 shares (20% of the outstanding shares) at $8.00 per share after offering expenses and commissions (a 20% discount from NAV). The prospectus supplement pursuant to which any discounted offering is made will include a chart based on the actual number of shares of common stock in such offering and the actual discount to the most recently determined NAV.

		Example 1		Example 2		Example 3
		5% Offering		10% Offering		20% Offering
		at 5% Discount		at 10% Discount		at 20% Discount
	Prior to Sale	Following	%	Following	%	Following	%
	Below NAV	Sale	Change	Sale	Change	Sale	Change

Offering Price
Price per Share to Public	—	$10.00	—	$9.47	—	$8.42	—
Net Proceeds per Share to Issuer	—	$9.50	—	$9.00	—	$8.00	—
Decrease to NAV per Share
Total Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,200,000	20.00%
NAV per Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.67	(3.33)%
Dilution to Stockholder
Shares Held by Stockholder	10,000	10,000	—	10,000	—	10,000	—
Percentage Held by Stockholder	1.0%	0.95%	(4.76)%	0.91%	(9.09)%	0.83%	(16.67)%
Total Asset Values
Total NAV Held by Stockholder	$100,000	$99,800	(0.20)%	$99,100	(0.90)%	$96,700	(3.33)%
Total Investment by Stockholder (Assumed to be $10.00 per Share)	$100,000	$100,000	—	$100,000	—	$100,000	—
Total Dilution to Stockholder (Total NAV Less Total Investment)	—	$(200)	—	$(900)	—	$(3,300)	—
Per Share Amounts
NAV Per Share Held by Stockholder	—	$9.98	—	$9.91	—	$9.67	—
Investment per Share Held by Stockholder (Assumed to be $10.00 per Share on Shares Held prior to Sale)	$10.00	$10.00	—	$10.00	—	$10.00	—
Dilution per Share Held by Stockholder (NAV per Share Less Investment per Share)	—	$(0.02)	—	$(0.09)	—	$(0.33)	—
Percentage Dilution to Stockholder (Dilution per Share Divided by Investment per Share)	—	—	(0.20)%	—	(0.90)%	—	(3.33)%

Impact on Existing Stockholders Who Do Participate in an Offering

Our existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of NAV dilution will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than such percentage will experience NAV dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares such stockholder purchases increases. Even a stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

The following chart illustrates the level of dilution and accretion in the hypothetical 20% discount offering from the prior chart for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 1,000 shares, which is 0.50% of the offering 200,000 shares rather than its 1% proportionate share) and (2) 150% of such percentage (i.e., 3,000 shares, which is 1.50% of an offering of 200,000 shares rather than its 1% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share. It is not possible to predict the level of market price decline that may occur.

		50% Participation		150% Participation
	Prior to Sale	Following	%	Following	%
	Below NAV	Sale	Change	Sale	Change

Offering Price
Price per Share to Public	—	$8.42	—	$8.42	—
Net Proceeds per Share to Issuer	—	$8.00	—	$8.00	—
Increases in Shares and Decrease to NAV per Share
Total Shares Outstanding	1,000,000	1,200,000	20.00%	1,200,000	20.00%
NAV per Share	$10.00	$9.67	(3.33)%	$9.67	(3.33)%
Dilution/Accretion to Stockholder
Shares Held by Stockholder	10,000	11,000	10.00%	13,000	30.00%
Percentage Held by Stockholder	1.0%	0.92%	(8.33)%	1.08%	8.33%
Total Asset Values
Total NAV Held by Stockholder	$100,000	$106,333	6.33%	$125,667	25.67%
Total Investment by Stockholder (Assumed to be $10.00 per Share on Shares Held prior to Sale)	$100,000	$108,420	—	$125,260	—
Total Dilution/Accretion to Stockholder (Total NAV Less Total Investment)	—	(2,087)	—	$407	—
Per Share Amounts
NAV Per Share Held by Stockholder	—	$9.67	—	$9.67	—
Investment per Share Held by Stockholder (Assumed to be $10.00 per Share on Shares Held prior to Sale)	$10.00	$9.86	(1.44)%	$9.64	(3.65)%
Dilution/Accretion per Share Held by Stockholder (NAV per Share Less Investment per Share)	—	$(0.19)	—	$0.03	—
Percentage Dilution/Accretion to Stockholder (Dilution/Accretion per Share Divided by Investment per Share)	—	—	(1.92)%	—	0.32%

Impact on New Investors

Investors who are not currently stockholders, but who participate in an offering below NAV and whose investment per share is greater than the resulting NAV per share (due to selling compensation and expenses paid by us) will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares. Investors who are not currently stockholders and who participate in an offering below NAV per share and whose investment per share is also less than the resulting NAV per share due to selling compensation and expenses paid by the issuer being significantly less than the discount per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same 5%, 10% and 20% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (1%) of the shares in the offering as the stockholder in the prior examples held immediately prior to the offering. The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share. It is not possible to predict the level of market price decline that may occur.

		Example 1		Example 2		Example 3
		5% Offering		10% Offering		20% Offering
		at 5% Discount		at 10% Discount		at 20% Discount
	Prior to Sale	Following	%	Following	%	Following	%
	Below NAV	Sale	Change	Sale	Change	Sale	Change

Offering Price
Price per Share to Public	—	$10.00	—	$9.47	—	$8.42	—
Net Proceeds per Share to Issuer	—	$9.50	—	$9.00	—	$8.00	—
Decrease to NAV per Share
Total Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,200,000	20.00%
NAV per Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.67	(3.33)%
Dilution/Accretion to Stockholder
Shares Held by Stockholder	—	500	—	1,000	—	2,000	—
Percentage Held by Stockholder	0.0%	0.05%	—	0.09%	—	0.17%	—
Total Asset Values
Total NAV Held by Stockholder	—	$4,990	—	$9,910	—	$19,340	—
Total Investment by Stockholder	—	$5,000	—	$9,470	—	$16,840	—
Total Dilution/Accretion to Stockholder (Total NAV Less Total Investment)	—	$(10)	—	$440	—	$2,500	—

		Example 1		Example 2		Example 3
		5% Offering		10% Offering		20% Offering
		at 5% Discount		at 10% Discount		at 20% Discount
	Prior to Sale	Following	%	Following	%	Following	%
	Below NAV	Sale	Change	Sale	Change	Sale	Change

Per Share Amounts
NAV Per Share Held by Stockholder	—	$9.98	—	$9.91	—	$9.67	—
Investment per Share Held by Stockholder	—	$10.00	—	$9.47	—	$8.42	—
Dilution/Accretion per Share Held by Stockholder (NAV per Share Less Investment per Share)	—	$(0.02)	—	$0.44	—	$1.25	—
Percentage Dilution/Accretion to Stockholder (Dilution/Accretion per Share Divided by Investment per Share)	—	—	(0.20)%	—	4.65%	—	14.85%

SENIOR SECURITIES

Information about our senior securities is shown in the following table for the periods as of September 30, 2010, 2009, 2008, 2007, 2006, 2005, 2004, 2003, 2002 and 2001. The information has been derived from our audited financial statement for each respective period, which have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm.

	Total Amount		Involuntary
	Outstanding		Liquidating	Average
	Exclusive of	Asset Coverage	Preference per	Market Value
Class and Year	Treasury Securities(1)	per Unit(2)	Unit(3)	per Unit(4)

Revolving Credit Facilities
September 30, 2010	$16,800,000	$14,187	$—	N/A
September 30, 2009	83,000,000	3,963
September 30, 2008	151,030,000	2,792	—	N/A
September 30, 2007	144,440,000	2,524	—	N/A
September 30, 2006	49,993,000	4,435	—	N/A
September 30, 2005	53,034,000	3,849	—	N/A
September 30, 2004	40,744,000	3,452	—	N/A
September 30, 2003	—	N/A	—	N/A
September 30, 2002	—	N/A	—	N/A
September 30, 2001	—	N/A	—	N/A
Repurchase Agreements
September 30, 2010	—	N/A	—	N/A
September 30, 2009	—	N/A	—	N/A
September 30, 2008	—	N/A	—	N/A
September 30, 2007	—	N/A	—	N/A
September 30, 2006	—	N/A	—	N/A
September 30, 2005	—	N/A	—	N/A
September 30, 2004	21,346,000	3,452	—	N/A
September 30, 2003	78,449,000	2,667	—	N/A
September 30, 2002	39,199,000	4,333	—	N/A
September 30, 2001	—	N/A	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented

(2)	Asset coverage ratio is the ratio of the carrying value of the our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness (including interest payable and guarantees). Asset coverage per unit is the asset coverage ratio expressed in terms of dollar amounts per one thousand dollars of indebtedness.

(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4)	Not applicable because senior securities are not registered for public trading.

BUSINESS

Overview

We were incorporated under the General Corporation Laws of the State of Maryland on May 30, 2001. Our investment objective is to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, of established private businesses that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses, with a particular focus on senior notes. In addition, we may acquire from other funds existing loans that meet this profile. We also seek to provide our stockholders with long-term capital growth through the appreciation in the value of warrants or other equity instruments that we may receive when we make loans. We operate as a closed-end, non-diversified management investment company, and we have elected to be treated as a business development company under the 1940 Act. In addition, for tax purposes we have elected to be treated as a RIC under the Code.

We seek to invest in small and medium-sized private U.S. businesses that meet certain criteria, including some but not necessarily all of the following: the potential for growth in cash flow, adequate assets for loan collateral, experienced management teams with a significant ownership interest in the borrower, profitable operations based on the borrower’s cash flow, reasonable capitalization of the borrower (usually by leveraged buyout funds or venture capital funds) and the potential to realize appreciation and gain liquidity in our equity position, if any. We anticipate that liquidity in our equity position will be achieved through a merger or acquisition of the borrower, a public offering of the borrower’s stock or by exercising our right to require the borrower to repurchase our warrants, though there can be no assurance that we will always have these rights. We lend to borrowers that need funds to finance growth, restructure their balance sheets or effect a change of control.

We seek to invest primarily in three categories of loans of private companies:

•	Senior Loans. We seek to invest a portion of our assets in senior notes of borrowers. Using its assets and cash flow as collateral, the borrower typically uses senior notes to cover a substantial portion of the funding needed to operate. Senior lenders are exposed to the least risk of all providers of debt because they command a senior position with respect to scheduled interest and principal payments and assets of the borrower. However, unlike senior subordinated and junior subordinated lenders, these senior lenders typically do not receive any stock, warrants to purchase stock of the borrowers or other yield enhancements. As such, they generally do not participate in the equity appreciation of the value of the business. Senior notes may include revolving lines of credit, senior term loans, senior syndicated loans and senior last-out tranche loans.

•	Senior Subordinated Loans. We seek to invest a portion of our assets in senior subordinated notes, which include second lien notes. Holders of senior subordinated notes are subordinated to the rights of holders of senior debt in their right to receive principal and interest payments or, in the case of last out tranches of senior debt, liquidation proceeds from the borrower. As a result, senior subordinated notes are riskier than senior notes. Although such loans are sometimes secured by significant collateral (assets of the borrower), the lender is largely dependent on the borrower’s cash flow for repayment. Additionally, lenders may receive warrants to acquire shares of stock in borrowers or other yield enhancements in connection with these loans. Senior subordinated notes include second lien loans and syndicated second lien loans.

•	Junior Subordinated Loans. We also seek to invest a small portion of our assets in junior subordinated notes, which include mezzanine notes. Holders of junior subordinated notes are subordinated to the rights of the holders of senior debt and senior subordinated debt in their rights to receive principal and interest payments from the borrower and the assets of the borrower. The risk profile of junior subordinated notes is high, which permits the junior subordinated lender to obtain higher interest rates and more equity and equity-like compensation.

We also may receive yield enhancements in connection with many of our loans, which may include warrants to purchase stock, stock or success fees.

Investment Concentrations

As of March 31, 2011, we had aggregate investments in 45 portfolio companies. Approximately 67.5% of the aggregate fair value of such investments at March 31, 2011 was comprised of senior term debt, 29.8% was senior subordinated term debt and 2.7% was in equity securities. The following table outlines our investments by type at March 31, 2011 and September 30, 2010:

	March 31, 2011		September 30, 2010
	Cost	Fair Value	Cost	Fair Value

Senior term debt	$218,457	$173,602	$200,041	$172,596
Senior subordinated term debt	89,794	76,599	93,987	81,899
Preferred equity	1,185	537	444	387
Common equity/equivalents	4,799	6,375	3,744	2,227

Total investments	$314,235	$257,113	$298,216	$257,109

Investments at fair value consisted of the following industry classifications as of March 31, 2011 and September 30, 2010:

	March 31, 2011		September 30, 2010
		Percentage		Percentage
		of Total		of Total
Industry Classification	Fair Value	Investments	Fair Value	Investments

Broadcast (TV & radio)	$33,226	12.9%	$44,562	17.3%
Healthcare, education & childcare	33,053	12.8	41,098	16.0
Electronics	24,833	9.7	25,080	9.8
Mining, steel, iron & non-precious metals	24,663	9.6	24,343	9.5
Automobile	23,480	9.1	9,868	3.8
Printing & publishing	22,796	8.9	37,705	14.7
Retail stores	19,570	7.6	19,620	7.6
Personal & non-durable consumer products	11,693	4.5	9,230	3.6
Buildings & real estate	11,038	4.3	12,454	4.8
Home & office furnishings	10,130	3.9	10,666	4.1
Machinery	8,650	3.4	8,719	3.4
Personal, food and miscellaneous services	7,923	3.1	—	—
Beverage, food & tobacco	7,350	2.9	—	—
Leisure, amusement, movies & entertainment	4,883	1.9	3,994	1.6
Chemicals, plastics & rubber	4,531	1.8	7,044	2.7
Diversified natural resources, precious metals & minerals	3,130	1.2	—	—
Diversified/conglome rate manufacturing	2,365	0.9	2,042	0.8
Telecommunications	1,984	0.8	—	—
Insurance	1,015	0.4	—	—
Aerospace & defense	800	0.3	400	0.2
Farming & agriculture	—	—	284	0.1

Total investments	$257,113	100.0%	$257,109	100.0%

The investments at fair value were included in the following geographic regions of the United States at March 31, 2011 and September 30, 2010:

	March 31, 2011		September 30, 2010
		Percentage of		Percent of
		Total		Total
Geographic Region	Fair Value	Investments	Fair Value	Investments

Midwest	$127,790	49.7%	$109,299	42.5%
South	52,592	20.5	44,704	17.4
West	49,891	19.4	59,684	23.2
Northeast	26,840	10.4	36,995	14.4
U.S. Territory	—	—	6,427	2.5

Total Investments	$257,113	100.0%	$257,109	100.0%

The geographic region indicates the location of the headquarters for our portfolio companies. A portfolio company may have a number of other business locations in other geographic regions.

Our loans typically range from $5 million to $20 million, generally mature in no more than seven years and accrue interest at a fixed or variable rate that exceeds the prime rate. Because the majority of the loans in our portfolio consist of term debt of private companies that typically cannot or will not expend the resources to have their debt securities rated by a credit rating agency, we expect that most, if not all, of the debt securities we acquire will be unrated. Accordingly, we cannot accurately predict what ratings these loans might receive if they were in fact rated, and thus cannot determine whether or not they could be considered “investment grade” quality. However, for loans that lack a rating by a credit rating agency, investors should assume that these loans will be below what is today considered “investment grade” quality. Investments rated below investment grade are often referred to as high yield securities or junk bonds, and may be considered high risk compared to investment grade debt instruments.

We hold our loan investment portfolio through our wholly-owned subsidiary, Business Loan.

Our Investment Adviser and Administrator

Gladstone Management Corporation, or the Adviser, is led by a management team which has extensive experience in our lines of business. Gladstone Administration, LLC, or the Administrator, an affiliate of our Adviser, employs our chief financial officer, chief compliance officer, internal counsel, treasurer and their respective staffs. Excluding our chief financial officer, all of our executive officers are officers or directors, or both, of our Adviser and our Administrator.

Our Adviser and Administrator also provide investment advisory and administrative services, respectively, to our affiliates Gladstone Commercial, a publicly traded real estate investment trust; Gladstone Investment, a publicly traded BDC and RIC; Gladstone Partners Fund, L.P., a private partnership fund formed primarily to co-invest with us and Gladstone Investment; Gladstone Land, a private agricultural real estate company owned by David Gladstone, our chairman and chief executive officer; and Gladstone Lending, a private corporation that has filed a registration statement on Form N-2 with the SEC. The majority of our executive officers serve as either directors or executive officers, or both, of our Adviser, our Administrator, Gladstone Commercial, Gladstone Investment and Gladstone Lending. In the future, our Adviser and Administrator may provide investment advisory and administrative services, respectively, to other funds, both public and private.

We have been externally managed by our Adviser pursuant to a contractual investment advisory arrangement since October 1, 2004. Our Adviser was organized as a corporation under the laws of the State of Delaware on July 2, 2002, and is a registered investment adviser under the Investment Advisers’ Act of 1940, as amended. Our Adviser is headquartered in McLean, Virginia, a suburb of Washington, D.C., and our Adviser also has offices in New York, Illinois and Virginia.

Corporate Information

Our executive offices are located at 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102 and our telephone number is (703) 287-5800. Our corporate website is located at http://www.gladstonecapital.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Our Investment Strategy

Our strategy is to make loans at favorable interest rates to small and medium-sized businesses. Our Adviser uses the loan referral networks of Mr. David Gladstone, our chairman and chief executive officer, Mr. Terry Brubaker, our vice chairman, chief operating officer and secretary, and Mr. George Stelljes III, our president and chief investment officer, and of its managing directors to identify and make senior and subordinated loans to borrowers that need funds to finance growth, restructure their balance sheets or effect a change of control. We believe that our business strategy will enable us to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes of established private businesses that are backed by leveraged buyout funds, venture capital funds or others. In addition, from time to time we might acquire existing loans that meet this profile from leveraged buyout funds, venture capital funds and others. We also seek to provide our stockholders with long-term capital growth through the appreciation in the value of warrants or other equity instruments that we might receive when we make loans.

We target small and medium-sized private businesses that meet certain criteria, including some but not necessarily all of the following: the potential for growth in cash flow, adequate assets for loan collateral, experienced management teams with a significant ownership interest in the borrower, profitable operations based on the borrower’s cash flow, reasonable capitalization of the borrower (usually by leveraged buyout funds or venture capital funds) and the potential to realize appreciation and gain liquidity in our equity position, if any. We may achieve liquidity in an equity position through a merger or acquisition of the borrower, a public offering of the borrower’s stock or by exercising our right to require the borrower to repurchase our warrants, although we cannot assure you that we will always have these rights. We can also achieve a similar effect by requiring the borrower to pay us conditional interest, which we refer to as a success fee, upon the occurrence of certain events. Success fees are dependent upon the success of the borrower and the occurrence of a triggering event, and are paid in lieu of warrants to purchase common stock of the borrower.

Investment Process

Overview of Investment and Approval Process

To originate investments, our Adviser’s investment professionals use an extensive referral network comprised primarily of venture capitalists, leveraged buyout funds, investment bankers, attorneys, accountants, commercial bankers and business brokers. Our Adviser’s investment professionals review informational packages from these and other sources in search of potential financing opportunities. If a potential opportunity matches our investment objectives, the investment professionals will seek an initial screening of the opportunity from our Adviser’s investment committee, which is composed of Messrs. Gladstone, Brubaker and Stelljes. If the prospective portfolio company passes this initial screening, the investment professionals conduct a due diligence investigation and create a detailed profile summarizing the prospective portfolio company’s historical financial statements, industry and management team and analyzing its conformity to our general investment criteria. The investment professionals then present this profile to our Adviser’s investment committee, which must approve each investment. Further, each financing is available for review by the members of our Board of Directors, a majority of whom are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act.

Prospective Portfolio Company Characteristics

We have identified certain characteristics that we believe are important in identifying and investing in prospective portfolio companies. The criteria listed below provide general guidelines for our investment decisions, although not all of these criteria may be met by each portfolio company.

•	Value-and-Income Orientation and Positive Cash Flow. Our investment philosophy places a premium on fundamental analysis from an investor’s perspective and has a distinct value-and-income orientation. In seeking value, we focus on companies in which we can invest at relatively low multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, and that have positive operating cash flow at the time of investment. In seeking income, we seek to invest in companies that generate relatively stable and high percentage of sales and cash flow to provide some assurance that they will be able to service their debt and pay any required distributions on preferred stock. Typically, we do not expect to invest in start-up companies or companies with speculative business plans.

•	Experienced Management. We generally require that our portfolio companies have experienced management teams. We also require the portfolio companies to have in place proper incentives to induce management to succeed and act in concert with our interests as investors, including having significant equity or other interests in the financial performance of their companies.

•	Strong Competitive Position in an Industry. We seek to invest in target companies that have developed strong market positions within their respective markets and that we believe are well-positioned to capitalize on growth opportunities. We seek companies that demonstrate significant competitive advantages versus their competitors, which we believe will help to protect their market positions and profitability.

•	Exit Strategy. We seek to invest in companies that we believe will provide a stable stream of earnings and cash flow that is sufficient to repay the loans we make to them and to reinvest in their respective businesses. We expect that such internally generated cash flow, which will allow our portfolio companies to pay interest on, and repay the principal of, our investments, will be a key means by which we exit from our investments over time. In addition, we also seek to invest in companies whose business models and expected future cash flows offer attractive possibilities for capital appreciation on any equity interests we may obtain or retain. These capital appreciation possibilities include strategic acquisitions by other industry participants or financial buyers, initial public offerings of common stock, or other capital market transactions.

•	Liquidation Value of Assets. The prospective liquidation value of the assets, if any, collateralizing loans in which we invest is an important factor in our investment analysis. We emphasize both tangible assets, such as accounts receivable, inventory, equipment, and real estate and intangible assets, such as intellectual property, customer lists, networks, databases, although the relative weight we place on these assets will vary by company and industry.

Extensive Due Diligence

Our Adviser and its affiliate, Gladstone Securities, conducts what we believe are extensive due diligence investigations of our prospective portfolio companies and investment opportunities. The due diligence investigation may begin with a review of publicly available information and will generally include some or all of the following:

•	a review of the prospective portfolio company’s historical and projected financial information;

•	visits to the prospective portfolio company’s business site(s);

•	interviews with the prospective portfolio company’s management, employees, customers and vendors;

•	review of all loan documents;

•	background checks on the prospective portfolio company’s management team; and

•	research on the prospective portfolio company’s products, services or particular industry.

Upon completion of the due diligence investigation and a decision to proceed with an investment, our Adviser’s investment professionals who have primary responsibility for the investment present the investment opportunity to our Adviser’s investment committee, which consists of Messrs. Gladstone, Brubaker and Stelljes. The investment committee determines whether to pursue the potential investment. Additional due diligence of a potential investment may be conducted on our behalf by attorneys and independent accountants, as well as other outside advisers, prior to the closing of the investment, as appropriate.

We also rely on the long-term relationships that our Adviser’s investment professionals have with venture capitalists, leveraged buyout funds, investment bankers, commercial bankers and business brokers, and on the extensive direct experiences of our executive officers and managing directors in providing debt and equity capital to small and medium-sized private businesses.

Investment Structure

We typically invest in senior, senior subordinated and junior subordinated loans. Our loans typically range from $5 million to $20 million, although the size of our investments may vary as our capital base changes. Our loans generally mature within seven years and accrue interest at a variable rate that exceeds the London Interbank Offer Rate, or LIBOR, and prime rates. In the past, some of our loans have had a provision that calls for some portion of the interest payments to be deferred and added to the principal balance so that the interest is paid, together with the principal, at maturity. This form of deferred interest is often called “paid in kind,” or PIK, interest. When earned, we record PIK interest as interest income and add the PIK interest to the principal balance of the loans. As of March 31, 2011, we had loans in our portfolio which contained a PIK provision.

To the extent possible, our loans generally are collateralized by a security interest in the borrower’s assets. In senior and subordinated loans, we do not usually have the first claim on these assets. Interest payments on loans we make will generally be made monthly or quarterly (except to the extent of any PIK interest) with amortization of principal generally being deferred for several years. The principal amount of the loans and any accrued but unpaid interest will generally become due at maturity at five to seven years. We seek to make loans that are accompanied by warrants to purchase stock in the borrowers or other yield enhancement features, such as success fees. Any warrants that we receive will typically have an exercise price equal to the fair value of the portfolio company’s common stock at the time of the loan and entitle us to purchase a modest percentage of the borrower’s stock. Success fees are conditional interest that is paid if the borrower is successful. The success fee is calculated as additional interest on the loan and is paid upon the occurrence of certain triggering events, such as the sale of the borrower. If the event or events do not occur, no success fee will be paid.

From time to time, a portfolio company may request additional financing, providing us with additional lending opportunities. We will consider such requests for additional financing under the criteria we have established for initial investments and we anticipate that any debt securities we acquire in a follow-on financing will have characteristics comparable to those issued in the original financing. In some situations, our failure, inability or decision not to make a follow-on investment may be detrimental to the operations or survival of a portfolio company, and thus may jeopardize our investment in that borrower.

As noted above, we expect to receive yield enhancements in connection with many of our loans, which may include warrants to purchase stock or success fees. If a financing is successful, not only will our debt securities have been repaid with interest, but we will be in a position to realize a gain on the accompanying equity interests or other yield enhancements. The opportunity to realize such gain may occur if the borrower is sold to new owners or if it makes a public offering of its stock. In most cases, we will not have the right to require a borrower to undergo an initial public offering by registering securities under the Securities Act, but we generally will have the right to sell our equity interests in any subsequent public offering by the borrower. Even when we have the right to participate in a borrower’s public offering, the underwriters might insist, particularly if we own a large amount of equity securities, that we retain all or a substantial portion of our shares for a specified period of time. Moreover, we may decide not to sell an equity position even when we have the right and the opportunity to do so. Thus, although we expect to dispose of an equity interest after a certain time, situations may arise in which we hold equity securities for a longer period.

Risk Management

We seek to limit the downside risk of our investments by:

•	making investments with an expected total return (including both interest and potential equity appreciation) that we believe compensates us for the credit risk of the investment;

•	seeking collateral or superior positions in the portfolio company’s capital structure where possible;

•	incorporating put rights and call protection into the investment structure where possible; and

•	negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility as possible in managing their businesses, consistent with the preservation of our capital.

Temporary Investments

Pending investment in private companies, we invest our otherwise uninvested cash primarily in cash, cash items, government securities or high-quality debt securities maturing in one year or less from the time of investment, to which we refer collectively as temporary investments, so that at least 70% of our assets are “qualifying assets” for purposes of the business development company provisions of the 1940 Act. For information regarding regulations to which we are subject and the definition of “qualifying assets,” see “Regulation as a Business Development Company — Qualifying Assets.”

Hedging Strategies

Although it has not yet happened, nor do we expect this to happen in the near future, when one of our portfolio companies goes public, we may undertake hedging strategies with regard to any equity interests that we may have in that company. We may mitigate risks associated with the volatility of publicly traded securities by, for example, selling securities short or writing or buying call or put options. Hedging against a decline in the value of such investments in public companies would not eliminate fluctuations in the values of such investments or prevent losses if the values of such investments decline, but would establish or enhance a hedging strategy to seek to protect our investment in such securities. Therefore, by engaging in hedging transactions, we seek to moderate the decline in the value of our hedged investments in public companies. However, such hedging transactions would also limit our opportunity to gain from an increase in the value of our investment in the public company. In the future, we may enter into hedging transactions, such as interest rate cap agreements, in connection with the borrowings that we make under our line of credit. To date, we do not hold any interest rate cap agreements. Hedging strategies can pose risks to us and our stockholders, however we believe that such activities are manageable because they will be limited to only a portion of our portfolio. See “Risk Factors — Hedging strategies can pose risks to us and our stockholders.”

Section 12(a)(3) of the 1940 Act prohibits us from effecting a short sale of any security “in contravention of such rules and regulations or orders as the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of investors . . .” However, to date, the SEC has not promulgated regulations under this statute. It is possible that such regulations could be promulgated in the future in a way that would require us to change any hedging strategies that we may adopt. In addition, our ability to engage in short sales may be limited by the 1940 Act’s leverage limitations. We will only engage in hedging activities in compliance with applicable laws and regulations.

Competitive Advantages

A large number of entities compete with us and make the types of investments that we seek to make in small and medium-sized privately-owned businesses. Such competitors include private equity funds, leveraged buyout funds, venture capital funds, investment banks and other equity and non-equity based investment funds, and other financing sources, including traditional financial services companies such as commercial banks. Many of our competitors are substantially larger than we are and have considerably greater funding sources that are not available to us. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, establish more relationships and build their market shares. Furthermore, many of these competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company. However, we believe that we have the following competitive advantages over other providers of financing to small and mid-sized businesses.

Management Expertise

David Gladstone, our chairman and chief executive officer, is also the chairman and chief executive officer of our Adviser and the Gladstone Companies, and has been involved in all aspects of the Gladstone Companies’

investment activities, including serving as a member of our Adviser’s investment committee. Terry Lee Brubaker is our vice chairman, chief operating officer and secretary, and has substantial experience in acquisitions and operations of companies. George Stelljes III is our president and chief investment officer and has extensive experience in leveraged finance. Messrs. Gladstone, Brubaker and Stelljes have principal management responsibility for our Adviser as its senior executive officers. These individuals dedicate a significant portion of their time to managing our investment portfolio. Our senior management has extensive experience providing capital to small and mid-sized companies and has worked together for more than 10 years. In addition, we have access to the resources and expertise of our Adviser’s investment professionals and supporting staff who possess a broad range of transactional, financial, managerial and investment skills.

Increased Access to Investment Opportunities Developed Through Proprietary Research Capability and an Extensive Network of Contacts

Our Adviser seeks to identify potential investments both through active origination and due diligence and through its dialogue with numerous management teams, members of the financial community and potential corporate partners with whom our Adviser’s investment professionals have long-term relationships. We believe that our Adviser’s investment professionals have developed a broad network of contacts within the investment, commercial banking, private equity and investment management communities, and that their reputation in investment management enables us to identify well-positioned prospective portfolio companies which provide attractive investment opportunities. Additionally, our Adviser expects to generate information from its professionals’ network of accountants, consultants, lawyers and management teams of portfolio companies and other companies.

Disciplined, Value and Income-Oriented Investment Philosophy with a Focus on Preservation of Capital

In making its investment decisions, our Adviser focuses on the risk and reward profile of each prospective portfolio company, seeking to minimize the risk of capital loss without foregoing the potential for capital appreciation. We expect our Adviser to use the same value and income-oriented investment philosophy that its professionals use in the management of the other Gladstone Companies and to commit resources to management of downside exposure. Our Adviser’s approach seeks to reduce our risk in investments by using some or all of the following approaches:

•	focusing on companies with good market positions, established management teams and good cash flow;

•	investing in businesses with experienced management teams;

•	engaging in extensive due diligence from the perspective of a long-term investor;

•	investing at low price-to-cash flow multiples; or

•	adopting flexible transaction structures by drawing on the experience of the investment professionals of our Adviser and its affiliates.

Longer Investment Horizon with Attractive Publicly Traded Model

Unlike private equity and venture capital funds that are typically organized as finite-life partnerships, we are not subject to standard periodic capital return requirements. The partnership agreements of most private equity and venture capital funds typically provide that these funds may only invest investors’ capital once and must return all capital and realized gains to investors within a finite time period, often seven to ten years. These provisions often force private equity and venture capital funds to seek returns on their investments by causing their portfolio companies to pursue mergers, public equity offerings, or other liquidity events more quickly than might otherwise be optimal or desirable, potentially resulting in both a lower overall return to investors and an adverse impact on their portfolio companies. We believe that our flexibility to make investments with a long-term view and without the capital return requirements of traditional private investment vehicles provides us with the opportunity to achieve greater long-term returns on invested capital.

Flexible Transaction Structuring

We believe our management team’s broad expertise and its ability to draw upon many years of combined experience enables our Adviser to identify, assess, and structure investments successfully across all levels of a company’s capital structure and manage potential risk and return at all stages of the economic cycle. We are not subject to many of the regulatory limitations that govern traditional lending institutions such as banks. As a result, we are flexible in selecting and structuring investments, adjusting investment criteria and transaction structures, and, in some cases, the types of securities in which we invest. We believe that this approach enables our Adviser to identify attractive investment opportunities that will continue to generate current income and capital gain potential throughout the economic cycle, including during turbulent periods in the capital markets. One example of our flexibility is our ability to exchange our publicly-traded stock for the stock of an acquisition target in a tax-free reorganization under the Code. After completing an acquisition in such an exchange, we can restructure the capital of the small company to include senior and subordinated debt.

Leverage

For the purpose of making investments other than temporary investments and to take advantage of favorable interest rates, we intend to issue senior debt securities (including borrowings under our current line of credit) up to the maximum amount permitted by the 1940 Act. The 1940 Act currently permits us to issue senior debt securities and preferred stock, to which we refer collectively as senior securities, in amounts such that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of senior securities. We may also incur such indebtedness to repurchase our common stock. As a result of issuing senior securities, we are exposed to the risks of leverage. Although borrowing money for investments increases the potential for gain, it also increases the risk of a loss. A decrease in the value of our investments will have a greater impact on the value of our common stock to the extent that we have borrowed money to make investments. There is a possibility that the costs of borrowing could exceed the income we receive on the investments we make with such borrowed funds. In addition, our ability to pay distributions or incur additional indebtedness would be restricted if asset coverage is less than twice our indebtedness. If the value of our assets declines, we might be unable to satisfy that test. If this happens, we may be required to liquidate a portion of our loan portfolio and repay a portion of our indebtedness at a time when a sale may be disadvantageous. Furthermore, any amounts that we use to service our indebtedness will not be available for distributions to our stockholders. Our Board of Directors is authorized to provide for the issuance of preferred stock with such preferences, powers, rights and privileges as it deems appropriate, provided that such an issuance adheres to the requirements of the 1940 Act. See “Regulation as a Business Development Company — Asset Coverage” for a discussion of our leveraging constraints.

Ongoing Relationships with and Monitoring of Portfolio Companies

Monitoring

Our Adviser’s investment professionals, led by Terry Lee Brubaker, our chief operating officer, monitor the financial trends of each portfolio company on an ongoing basis to determine if each is meeting its respective business plans and to assess the appropriate course of action for each company. We monitor the status and performance of each portfolio company and use it to evaluate the overall performance of our portfolio.

Our Adviser employs various methods of evaluating and monitoring the performance of each of our portfolio companies, which include some or all of following:

•	assessment of success in the portfolio company’s overall adherence to its business plan and compliance with covenants;

•	attendance at and participation in meetings of the portfolio company’s board of directors;

•	periodic contact, including formal update interviews with portfolio company management, and, if appropriate, the financial or strategic sponsor;

•	comparison with other companies in the portfolio company’s industry; and

•	review of monthly and quarterly financial statements and financial projections for portfolio companies.

Managerial Assistance and Services

As a business development company, we make available significant managerial assistance to our portfolio companies and provide other services to such portfolio companies. Neither we nor our Adviser currently receives fees in connection with managerial assistance we make available. At times, our Adviser provides other services to certain of our portfolio companies and it receives fees for these other services, certain of which are credited by 50% or 100% against the investment advisory fees that we pay our Adviser. Gladstone Securities also provides investment banking and due diligence services to some of our portfolio companies, and it receives fees for these services which do not impact the fees we pay our Adviser.

Valuation Process

The following is a general description of the steps we take each quarter to determine the value of our investment portfolio. We value our investments in accordance with the requirements of the 1940 Act. We value securities for which market quotations are readily available at their market value. We value all other securities and assets at fair value as determined in good faith by our Board of Directors. In determining the value of our investments, our Adviser has established an investment valuation policy, or the Policy.

The Policy has been approved by our Board of Directors and each quarter the Board of Directors reviews whether our Adviser has applied the Policy consistently and votes whether or not to accept the recommended valuation of our investment portfolio. Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been obtained had a ready market for the securities existed. Investments for which market quotations are readily available are recorded in our financial statements at such market quotations. With respect to any investments for which market quotations are not readily available, we perform the following valuation process each quarter:

•	Our quarterly valuation process begins with each portfolio company or investment being initially assessed by our Adviser’s investment professionals responsible for the investment, using the Policy.

•	Preliminary valuation conclusions are then discussed with our management, and documented, along with any independent opinions of value provided by SPSE for review by our Board of Directors.

•	Our Board of Directors reviews this documentation and discusses the input of our Adviser, management, and the opinions of value of SPSE to arrive at a determination for the aggregate fair value of our portfolio of investments.

Our valuation policies, procedures and processes are more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Investment Valuation.”

Investment Advisory and Management Agreements

We are externally managed pursuant to contractual arrangements with our Adviser and Administrator, under which our Adviser and Administrator employ all of our personnel and pay our payroll, benefits, and general expenses directly. On October 1, 2006, we entered into the Advisory Agreement with our Adviser and the Administration Agreement with our Administrator. On July 12, 2011, our Board of Directors renewed the Advisory Agreement and the Administration Agreement through August 31, 2012. The management services and fees in effect under the Advisory Agreement are described below. In addition, we pay our direct expenses including, but not limited to, directors’ fees, legal and accounting fees and stockholder related expenses under the Advisory Agreement.

Base Management Fee

The base management fee is computed and payable quarterly and is assessed at an annual rate of 2.0% computed on the basis of the value of our average gross assets at the end of the two most recently completed quarters, which are total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. Overall, the base management fee cannot exceed 2.0% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given fiscal year. In addition, the following three items are potential adjustments to the base management fee calculation.

•	Loan Servicing Fees

Our Adviser also services the loans held by our wholly-owned subsidiary, Business Loan, in return for which our Adviser receives a 2.0% annual fee based on the monthly aggregate outstanding balance of loans pledged under our line of credit. Since we own these loans, all loan servicing fees paid to our Adviser are treated as reductions directly against the 2.0% base management fee under the Advisory Agreement.

•	Portfolio Company Fees

Under the Advisory Agreement, our Adviser has also provided and continues to provide managerial assistance and other services to our portfolio companies and may receive fees for services other than managerial assistance. 50% or 100% of certain of these fees are credited against the base management fee that we would otherwise be required to pay to our Adviser.

•	Senior Syndicated Loan Fee Waiver

Since our 2008 fiscal year, our Board of Directors has accepted on a quarterly basis unconditional and irrevocable voluntary waivers from the Adviser to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations and any waived fees may not be recouped by our Adviser in the future.

Incentive Fee

The incentive fee consists of two parts:  an income-based incentive fee and a capital gains-based incentive fee.

The income-based incentive fee rewards the Adviser if our quarterly net investment income (before giving effect to any incentive fee) exceeds 1.75% of our net assets (the “hurdle rate”). We will pay the Adviser an income-based incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate (7% annualized);

•	100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income
(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income
allocated to income-related portion of incentive fee

The second part of the incentive fee is a capital gains-based incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), and equals 20% of our realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to our Adviser, we calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the original cost of such investment since our inception. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the original cost of such investment since our inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the original cost of such investment. At the end of the applicable year, the amount of capital gains that serves as the basis for our calculation of the capital gains-based incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains-based incentive fee for such year equals 20% of such amount, less the aggregate amount of any capital gains-based incentive fees paid in respect of our portfolio in all prior years.

Administration Agreement

Under the Administration Agreement, we pay separately for administrative services. The Administration Agreement provides for payments equal to our allocable portion of the Administrator’s overhead expenses in performing its obligations under the Administration Agreement including, but not limited to, rent and our allocable portion of the salaries and benefits expenses of our chief financial officer, chief compliance officer, internal counsel, treasurer and their respective staffs. Our allocable portion of expenses is primarily derived by multiplying our Administrator’s total expenses by the percentage of our average total assets (the total assets at the beginning and end of each quarter) in comparison to the average total assets of all funds that have administration agreements with our Administrator and are also managed by our Adviser under similar agreements.

Code of Ethics

We and our Adviser have each adopted a Code of Ethics and Business Conduct applicable to our officers, directors and all employees of our Adviser and our Administrator that complies with the guidelines set forth in Item 406 of Regulation S-K of the Securities Act. As required by the 1940 Act, this code establishes procedures for personal investments, restricts certain transactions by our personnel and requires the reporting of certain transactions and holdings by our personnel. A copy of this code is available for review, free of charge, at our website at http://www.gladstonecapital.com. We intend to provide any required disclosure of any amendments to or waivers of the provisions of this code by posting information regarding any such amendment or waiver to our website within four days of its effectiveness.

Compliance Policies and Procedures

We and our Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws, and our Board of Directors is required to review these compliance policies and procedures annually to assess their adequacy and the effectiveness of their implementation. We have designated a chief compliance officer, John Dellafiora, Jr., who also serves as chief compliance officer for our Adviser.

Competition

A large number of entities compete with us and make the types of investments that we seek to make in small and medium-sized privately-owned businesses. Such competitors include private equity funds, leveraged buyout funds, venture capital funds, investment banks and other equity and non-equity based investment funds, and other financing sources, including traditional financial services companies such as commercial banks. Many of our competitors are substantially larger than we are and have considerably greater funding sources that are not available to us. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, establish more relationships and build their market shares. Furthermore, many of these competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company. There is no assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. In addition, because of this competition, we may not be able to take advantage of attractive investment opportunities from time to time and there can be no assurance that we will be able to identify and make investments that satisfy our investment objective or that we will be able to meet our investment goals. Recently we have seen an increase in our competition such that terms and rates for proposed loans have been reduced. However, we believe that our extensive loan referral network and flexible transaction structuring enable us to compete effectively for opportunities in the current market environment.

Staffing

We do not currently have any employees and do not expect to have any employees in the foreseeable future. Currently, services necessary for our business are provided by individuals who are employees of our Adviser and our Administrator pursuant to the terms of the Advisory Agreement and the Administration Agreement, respectively. Each of our executive officers is an employee or officer, or both, of our Adviser or our Administrator. No employee of our Adviser and our Administrator will dedicate all of his or her time to us. However, we expect that 25-30 full time employees of our Adviser and our Administrator will spend substantial time on our matters during the remainder of calendar year 2011. To the extent we acquire more investments, we anticipate that the number of employees of our Adviser and our Administrator who devote time to our matters will increase.

As of June 30, 2011, our Adviser and Administrator collectively had 51 full-time employees. A breakdown of these employees is summarized by functional area in the table below:

Number of Individuals	Functional Area

8	Executive Management
32	Investment Management, Portfolio Management and Due Diligence
11	Administration, Accounting, Compliance, Human Resources, Legal and Treasury

Properties

We do not own any real estate or other physical properties materially important to our operations. Our Adviser is the current leaseholder of all properties in which we operate. We occupy these premises pursuant to the Advisory Agreement and Administration Agreement. Our Adviser and Administrator are headquartered in McLean, Virginia and our Adviser also has operations in New York, Illinois and Virginia.

Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us.

PORTFOLIO COMPANIES

The following table sets forth certain information as of March 31, 2011, regarding each portfolio company in which we had a debt or equity security as of such date. All such investments have been made in accordance with our investment policies and procedures described in this prospectus.

			% of
			Class
			Held
			on a Fully
			Diluted	March 31, 2011
Company(1)	Industry	Investment	Basis	Cost	Fair Value

NON-CONTROL/NON-AFFILIATE INVESTMENTS
Non-syndicated Loans:
Access Television Network, Inc. 2600 Michelson Drive, Ste 1650 Irvine, California 91612	Service-cable airtime (infomercials)	Senior Term Debt		$918	$459
Allison Publications, LLC 4311 Oak Lawn, Suite 100 Dallas, Texas 75219	Service-publisher of consumer oriented magazines	Senior Term Debt		8,786	8,282
BAS Broadcasting 905 West State St. Fremont, OH 43420	Service-radio station operator	Senior Term Debt		7,465	6,495
Chinese Yellow Pages Company 9550 Flair Drive Suite 200 El Monte, CA 91731	Service-publisher of Chinese language directories	Line of Credit Senior Term Debt		450 243	383 207
CMI Acquisition, LLC 4211 E. 43rd St. Place Kearney, NE 68848	Service-recycling	Senior Term Debt		5,980	5,950
FedCap Partners, LLC 11951 Freedom Drive, 13th Floor Reston, VA 20190	Private equity fund	Class A Membership Units Uncalled Capital Commitment	6.67%	800	800
GFRC Holdings LLC 3615 Miller Park Dr. Garland, TX 75042	Manufacturing-glass-fiber reinforced concrete	Senior Term Debt Senior Subordinated Term Debt		5,911 6,632	5,202 5,836
Global Materials Technologies, Inc. 1540 E. Dundee Road Palatine, IL 60067	Manufacturing-steel wool products and metal fibers	Senior Term Debt		3,035	2,534
Heartland Communications Group 909 North Railroad Eagle River, WI 54521	Service-radio station operator	Line of Credit Line of Credit Senior Term Debt		100 50 4,309	45 23 1,954
		Common Stock Warrants	8.75%	66	—
International Junior Golf Training Acquisition Company 58 Hospital Center Common Hilton Head, SC 29926	Service-golf training	Line of Credit Line of Credit Senior Term Debt Senior Term Debt		1,500 200 1,226 2,500	1,349 179 1,103 2,250
KMBQ Corporation 2200 East Parks Highway Wasilla, Alaska 99654	Service-AM/FM radio broadcaster	Line of Credit Senior Term Debt		158 2,020	13 172
Legend Communications of Wyoming LLC 6805 Douglas Legum Dr, Ste 100 Elkridge, MD 21075	Service-operator of radio stations	Senior Term Debt RLOC		9,880 220	5,928 132
Newhall Holdings, Inc. 26529 Ruether Ave Santa Clarita, CA 91350	Service-distributor of personal care products and supplements	Line of Credit Senior Term Debt Senior Term Debt Senior Term Debt Preferred Equity Common Stock	7.7% 10%	1,985 1,870 2,000 4,648 — —	1,878 1,770 1,868 4,294 — —
Northern Contours, Inc. 409 South Roberts Street Fergus Falls, MN 56537	Manufacturing-veneer and laminate components	Senior Subordinated Term Debt		6,214	5,717
Northstar Broadband, LLC 3660 East Covington Ave suite C Post Falls, ID 83854	Service-cable TV franchise owner	Senior Term Debt		96	85
Pinnacle Treatment Centers, Inc. 59 31st Street Pittsburgh, PA 15201	Service-Addiction treatment centers	Line of Credit Senior Term Debt Senior Term Debt		— — —	— — —
Precision Acquisition Group Holdings, Inc. 435 Burt Street Sistersville, WV 26175	Manufacturing-consumable components for the aluminum industry	Equipment Note Senior Term Debt Senior Term Debt		1,000 4,125 4,053	943 3,887 3,820

			% of
			Class
			Held
			on a Fully
			Diluted	March 31, 2011
Company(1)	Industry	Investment	Basis	Cost	Fair Value

PROFITSystems Acquisition Co. 422 E. Vermijo Ave, Suite 100 Colorado Springs, CO 80903	Service-design and develop ERP software	Line of Credit Senior Term Debt Senior Term Debt		— 500 2,900	— 475 2,737
RCS Management Holding Co. 16535 Southpark Drive Westfield, IN 46074	Service-healthcare supplies	Senior Term Debt Senior Term Debt		1,687 3,060	1,658 3,007
Reliable Biopharmaceutical Holdings, Inc. 1945 Walton Rd. St. Louis, MO 63114	Manufacturing-pharmaceutical and biochemical intermediates	Line of Credit Mortgage Note Senior Term Debt Senior Term Debt Senior Subordinated Term Debt Common Stock Warrants	6.70%	1,600 7,210 — 11,633 6,000 209	1,580 7,120 — 11,284 5,715 —
Saunders & Associates 2520 East Rose Garden Ln. Phoenix, AZ 85050	Manufacturing-equipment provider for frequency control devices	Line of Credit Senior Term Debt		— 8,947	— 8,958
SCI Cable, Inc. 6700 South Topeka Boulevard Building 818, Unit N4 Topeka, Kansas 66619	Service-cable, internet, voice provider	Senior Term Debt Senior Term Debt		710 2,931	71 147
Sunburst Media — Louisiana, LLC 300 Crescent Court, Suite 850 Dallas, Texas 75201	Service-radio station operator	Senior Term Debt		6,255	4,844
Thibaut Acquisition Co. 480 Frelinghuysen Avenue Newark, NJ 07114	Service-design and distribute wall covering	Line of Credit Senior Term Debt Senior Term Debt		750 812 3,000	728 789 2,895
Viapack, Inc. 1224 S. Hamilton St Dalton, GA 30720	Manufacturing-polyethylene film	Senior Real Estate Term Debt Senior Term Debt		625 3,952	619 3,912
Westlake Hardware, Inc. 14000 Marshall Dr. Lenexa, KS 66215	Retail-hardware and variety	Senior Subordinated Term Debt Senior Subordinated Term Debt		12,000 8,000	11,790 7,780
Winchester Electronics 62 Barnes Industrial Road North Wallingford, CT 06492	Manufacturing-high bandwidth connectors and cables	Senior Term Debt Senior Term Debt Senior Subordinated Term Debt		1,250 1,682 9,850	1,249 1,675 9,739

Subtotal — Non-syndicated loans				184,003	162,330

Syndicated Loans:
Airvana Network Solutions, Inc. 19 Alpha Road, Chelmsford, MA 01824	Service-telecommunications	Senior Term Debt		7,840	7,990
Allied Securities 161 Washington Street Eight Tower Bridge,Suite 600 Conshocken, PA 19428	Service - contract security officer providers	Senior Subordinated Term Debt		990	1,010
Allied Specialty Vehicles 2778 N. Forsyth Road Winter Park, FL 32792	Manufacturing - speciality vechicles	Senior Term Debt		9,801	9,800
Ameriqual 18200 Highway 41 North Evansville, IN 47725	Manufacturing - production and distribution of food products	Senior Term Debt		7,350	7,350
Applied Systems 200 Applied Parkway, University Park, IL 60466	Service - software for property & casualty insurance industry	Senior Subordinated Term Debt		991	1,015
Ascend Learning 7500 West 160th Street, Stillwell, KS 66085	Service - technology-based learning solutions	Senior Subordinated Term Debt		971	1,000
Covad Communications 2220 O’Toole Avenue, San Jose, CA 95131	Service-telecommunications	Senior Term Debt		1,912	1,984
Global Brass 1901 North Roselle Road, Suite 824 Schaumburg, IL 60195	Service-telecommunications	Senior Term Debt		2,901	3,130
HGI 1810 Summit Commerce Park Twinsburg, OH 44087	Service-telecommunications	Senior Term Debt		1,830	1,885
Keypoint Government Solutions 1750 Foxtrail Drive Loveland, CO 80538	Service - security consulting services	Senior Term Debt		6,948	6,913

			% of
			Class
			Held
			on a Fully
			Diluted	March 31, 2011
Company(1)	Industry	Investment	Basis	Cost	Fair Value

National Surgical Hospitals 250 South Wacker Drive, Suite 500 Chicago, IL 60606	Service - physician-partnered surgical facilities	Senior Term Debt		1,664		1,690
WP Evenflo Group Holdings Inc. 707 Crossroads Court Vandalia, OH 45377	Manufacturing-infant and juvenile products	Senior Term Debt Senior Preferred Equity Junior Preferred Equity Common Stock	1.10% 4.40% 0.76%	1,872 333 111 —		1,768 399 138 59

Subtotal — Syndicated loans				45,514		46,131

Total Non-Control/Non-Affiliate Investments				$229,517		$208,461
CONTROL INVESTMENTS
BERTL, Inc. 200 Craig Road Manalapan, NJ 07726	Service-web-based evaluator of digital imaging products	Line of Credit Common Stock	100%	$1,249 424	$	— —
Defiance Acquisition Corp. 1090 Perry Street Defiance, OH 43512	Manufacturing-trucking parts	Senior Term Debt Common Stock	58.7%	8,165 1		8,165 5,515
Lindmark Acquisition, LLC 306 Lindmark Ave. Purcell, OK 73080	Service-advertising	Senior Subordinated Term Debt Senior Subordinated Term Debt Senior Subordinated Term Debt Common Stock	100%	10,000 2,000 1,909 317		3,500 700 668 —
LocalTel, LLC 360 Merrimack Street, Suite 216 Lawrence, MA 01843	Service-yellow pages publishing	Line of Credit Senior Term Debt Line of Credit Senior Term Debt Senior Term Debt Common Stock Warrants	40%	1,773 325 1,170 2,687 2,750 —		764 — — — — —
Midwest Metal Distribution, Inc. 6270 Van Buren Road Clinton, OH 44216	Distribution-aluminum sheets and stainless steel	Senior Subordinated Term Debt Common Stock	70.1%	18,258 138		16,179 —
Sunshine Media Holdings 735 Broad St, Suite 708 Chattanooga, TN 37402	Service-publisher regional B2B trade magazines	Line of Credit Senior Term Debt Senior Term Debt Preferred Equity Common Stock		1,600 16,948 10,700 375 740		719 7,627 4,815 — —
U.S. Healthcare Communications, Inc. 318 Cleveland Ave., Unit 1 Highland Park, NJ 08904	Service-magazine publisher/ operator	Line of Credit Line of Credit Common Stock		269 450 2,470		— — —

Total Control Investments				$84,718		$48,652

Total Investments				$314,235		$257,113

Significant Portfolio Companies

Set forth below is a brief description of each portfolio company in which we have made an investment that currently represents greater than 5% of our total assets (excluding cash pledged to creditors). Because of the relative size of our investments in these companies, we are exposed to a greater degree to the risks associated with these companies.

Reliable Biopharmaceutical Holdings, Inc.

We currently have invested approximately $26.6 million in Reliable Biopharmaceutical Holdings, Inc. and its subsidiaries, which we refer to collectively as Reliable. We invested in a senior term last out tranche loan with a principal amount outstanding of $11.6 million, a senior subordinated term loan with a principal amount outstanding of $6.0 million, a mortgage note with a principal amount outstanding of $7.2 million, a revolving credit facility of $4.0 million, of which $2.4 million is currently undrawn, and we purchased warrants for common stock for $0.2 million. Each of the notes has a maturity date of December 22, 2014 and the revolving credit facility has a maturity date of January 30, 2013.

Reliable, based in St. Louis, Missouri, develops and manufactures active pharmaceutical ingredients and high purity processing chemicals used in the manufacture of pharmaceuticals and biological products. Reliable’s products are the active ingredients for leading generic injectable drugs that treat cancer, heart disease, hypertension, anxiety and other serious illnesses.

Because of the relative size of this investment, we are significantly exposed to the risks associated with Reliable’s business. In particular, Reliable is subject to regulation and approvals by the Food & Drug Administration, or FDA. Should Reliable fail to comply with FDA regulations, it could have a material adverse impact on Reliable and the value of our investment in Reliable.

Reliable’s principal executive offices are located at 1945 Walton Road, St. Louis, Missouri 63114.

Westlake Hardware, Inc.

We currently have invested approximately $20.0 million in Westlake Hardware, Inc., which we refer to as Westlake. We invested in a senior subordinated term loan with a principal amount outstanding of $12.0 million and a senior subordinated term last out tranche loan with a principal amount outstanding of $8.0 million, both maturing on January 6, 2014.

Westlake is a business with a 100-year history as a retailer of home hardware. Westlake is the largest member of the ACE Hardware Corporation buying cooperative. Westlake operates more than 85 retail locations, averaging 20,000 square feet each, in seven Midwestern states that sell a variety of products and services to predominantly “do-it-yourself,” or DIY, customers and some professionals. Westlake has a strong brand name in the Midwest, gained by providing customers quality products, a broad selection and superior service in a neighborhood retail setting.

Because of the relative size of this investment, we are significantly exposed to the risks associated with Westlake’s business. Big-box retailers dominate the home improvement market and have impacted Westlake’s revenue growth historically. There is a risk that they may change strategy and compete with stores like Westlake with smaller stores similar to Westlake. In fact, Big-box retailers have been doing this during the economic downturn, but Westlake has had some success repositioning itself as offering more knowledgeable staff (older and more experienced with more training) who can offer guidance on a range of home repairs and projects. Westlake plans on growing through infill store growth and positioning itself as the “neighborhood” store. Slowdown in the economy could reduce personal incomes, leading to lower retail hardware purchases if customers defer repairs.

The principal executive offices of Westlake are located at 14000 Marshall Drive, Lenexa, Kansas 66215.

Midwest Metal Distribution, Inc.

We currently have invested approximately $18.4 million in Midwest Metal Distribution, Inc., which we refer to as Midwest Metal. We invested in a senior subordinated term loan with a principal amount outstanding of $18.3 million, maturing on July 31, 2013 and we purchased common stock for $0.1 million.

Midwest Metal is a metal service center that supplies custom cut aluminum sheet, plate, bar/extrusions, angle as well as stainless steel. Midwest Metal has focused on serving customers in the Midwest and Great Lakes region that require small batches of custom cut metal, and Just-in-time (JIT) delivery service at competitive prices.

Because of the relative size of this investment, we are significantly exposed to the risks associated with Midwest Metal’s business. Midwest Metal is exposed to commodity price risk in aluminum and stainless steel, which historically have been substantially more volatile during the past three years than in previous historical periods. Additionally, despite a diversified customer base, a significant percentage of sales are to customers in the auto industry, which has historically been volatile and has undergone significant changes during the recent recession. To overcome these risks, Midwest Metal management will need to execute on offering competitively priced metal enhanced by high value-added processing with a quick turnaround.

Our vice chairman and chief operating officer, Terry Lee Brubaker, one of our Adviser’s managing directors, Lud Kimbrough, and one of our Adviser’s associates, Christopher Seneta, are directors of Midwest Metal. The principal executive offices of Midwest Metal are located at 6270 Van Buren Road, Clinton, Ohio 44216.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of ten members, six of whom are not considered to be “interested persons” of Gladstone Capital as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Our Board of Directors elects our officers, who serve at the discretion of the Board of Directors.

Board of Directors

Under our articles of incorporation, our directors are divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three year term. At each annual meeting of our stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Information regarding our Board of Directors is as follows (the address for each director is c/o Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102):

			Director	Expiration
Name	Age	Position	Since	of Term

Interested Directors
David Gladstone	69	Chairman of the Board and Chief Executive Officer(1)(2)	2001	2013
Terry L. Brubaker	67	Vice Chairman, Chief Operating Officer, Secretary and Director(1)(2)	2001	2012
George Stelljes III	49	President, Chief Investment Officer and Director(1)	2003	2014
David A. R. Dullum	63	Director(1)	2001	2012
Independent Directors
Anthony W. Parker	65	Director(2)(3)(6)	2001	2014
Michela A. English	61	Director(3)(6)	2002	2014
Paul W. Adelgren	68	Director(4)(5)(6)	2003	2013
John H. Outland	65	Director(4)(5)(6)	2003	2013
Gerard Mead	67	Director(3)(5)(6)	2005	2012
John Reilly	68	Director(3)(6)	2011	2012

(1)	Interested person as defined in Section 2(a)(19) of the 1940 Act due to the director’s position as our officer and/or employment by our Adviser.

(2)	Member of the executive committee.

(3)	Member of the audit committee.

(4)	Member of the ethics, nominating, and corporate governance committee.

(5)	Member of the compensation committee.

(6)	Each independent director serves as an alternate member of each committee for which they do not serve as a regular member. Messrs. Adelgren and Outland serve as alternate members of the audit committee; Messrs. Parker and Reilly and Ms. English serve as alternates on the compensation committee; and Messrs. Parker, Mead and Reilly and Ms. English serve as alternates on the ethics, nominating and corporate governance committee. Alternate members of the committees serve and participate in meetings of the committees only in the event of an absence of a regular member of the committee.

The biographical information for each of our directors, includes all of the public company directorships held by such directors for the past five years.

Independent Directors (in alphabetical order)

Paul W. Adelgren.  Mr. Adelgren has served as a director since January 2003. Mr. Adelgren has also served as a director of Gladstone Commercial since August 2003 and a director of Gladstone Investment since June 2005. From 1997 to the present, Mr. Adelgren has served as the pastor of Missionary Alliance Church. From 1991 to 1997, Mr. Adelgren was pastor of New Life Alliance Church. From 1988 to 1991, Mr. Adelgren was vice president — finance and materials for Williams & Watts, Inc., a logistics management and procurement business located in Fairfield, NJ. Prior to joining Williams & Watts, Mr. Adelgren served in the United States Navy, where he served in a number of capacities, including as the director of the Strategic Submarine Support Department, as an executive officer at the Naval Supply Center, and as the director of the Joint Uniform Military Pay System. He is a retired Navy Captain. Mr. Adelgren holds an MBA from Harvard Business School and a BA from the University of Kansas. Mr. Adelgren was selected to serve as an independent director on our Board due to his strength and experience in ethics, which also led to his appointment to the chairmanship of our Ethics, Nominating & Corporate Governance Committee, as well as his past service on our Board since 2003.

Michela A. English.  Ms. English has served as director since June 2002. Ms. English is President and CEO of Fight for Children, a non-profit charitable organization focused on providing high quality education and health care services to underserved youth in Washington, D.C. Ms. English has also been a director of Gladstone Commercial since August 2003, and a director of Gladstone Investment since June 2005. From March 1996 to March 2004, Ms. English held several positions with Discovery Communications, Inc., including president of Discovery Consumer Products, president of Discovery Enterprises Worldwide and president of Discovery.com. From 1991 to 1996, Ms. English served as senior vice president of the National Geographic Society and was a member of the National Geographic Society’s Board of Trustees and Education Foundation Board. Prior to 1991, Ms. English served as vice president, corporate planning and business development for Marriott Corporation and as a senior engagement manager for McKinsey & Company. Ms. English currently serves as director of the Educational Testing Service (ETS), as a director of D.C. Preparatory Academy, a director of the District of Columbia Public Education Fund, a director of the National Women’s Health Resource Center, a member of the Advisory Board of the Yale University School of Management, a director of the Society for Science and the Public and as a member of the Virginia Institute of Marine Science Council. Ms. English is an emeritus member of the board of Sweet Briar College. Ms. English holds a Bachelor of Arts in International Affairs from Sweet Briar College and a Master of Public and Private Management degree from Yale University’s School of Management. Ms. English was selected to serve as an independent director on our Board due to her greater than twenty years of senior management experience at various corporations and non-profit organizations as well as her past service on our Board since 2002.

Gerard Mead.  Mr. Mead has served as a director since December 2005. Mr. Mead has also served as a director of Gladstone Commercial and of Gladstone Investment since December 2005. Mr. Mead is chairman of Gerard Mead Capital Management, a firm which he founded in 2003 that provides investment management services to pension funds, endowments, insurance companies, and high net worth individuals. From 1966 to 2003 Mr. Mead was employed by the Bethlehem Steel Corporation, where he held a series of engineering, corporate finance and investment positions with increasing management responsibility. From 1987 to 2003 Mr. Mead served as chairman and pension fund manager of the Pension Trust of Bethlehem Steel Corporation and Subsidiary Companies. From 1972 to 1987 he served successively as investment analyst, director of investment research, and trustee of the Pension Trust, during which time he was also a corporate finance analyst and investor relations contact for institutional investors of Bethlehem Steel. Prior to that time Mr. Mead was a steel plant engineer. Mr. Mead holds an MBA from the Harvard Business School and a BSCE from Lehigh University. Mr. Mead was selected to serve as an independent director on our Board due to his more than forty years of experience in various areas of the investment analysis and management fields as well as his past service on our Board since 2005.

John H. Outland.  Mr. Outland has served as a director since December 2003. Mr. Outland has also served as a director of Gladstone Commercial since December 2003 and of Gladstone Investment since June 2005. From March 2004 to June 2006, he served as vice president of Genworth Financial, Inc. From 2002 to March 2004, Mr. Outland served as a managing director for 1789 Capital Advisors, where he provided market and transaction structure analysis and advice on a consulting basis for multifamily commercial mortgage purchase programs. From 1999 to 2001, Mr. Outland served as vice president of mortgage-backed securities at Financial Guaranty Insurance

Company where he was team leader for bond insurance transactions, responsible for sourcing business, coordinating credit, loan files, due diligence and legal review processes, and negotiating structure and business issues. From 1993 to 1999, Mr. Outland was senior vice president for Citicorp Mortgage Securities, Inc., where he securitized non-conforming mortgage product. From 1989 to 1993, Mr. Outland was vice president of real estate and mortgage finance for Nomura Securities International, Inc., where he performed due diligence on and negotiated the financing of commercial mortgage packages in preparation for securitization. Mr. Outland holds an MBA from Harvard Business School and a bachelor’s degree in Chemical Engineering from Georgia Institute of Technology. Mr. Outland was selected to serve as an independent director on our Board due to his more than twenty years of experience in the real estate and mortgage industry as well as his past service on our Board since 2003.

Anthony W. Parker.  Mr. Parker has served as a director since August 2001. Mr. Parker has also served as a director of Gladstone Commercial since August 2003 and as a director of Gladstone Investment since June 2005. In January 2011, Mr. Parker was elected as treasurer of the Republican National Committee. In 1997 Mr. Parker founded Parker Tide Corp., formerly known as Snell Professional Corp. Parker Tide Corp. is a government contracting company providing mission critical solutions to the Federal government. From 1992 to 1996, Mr. Parker was chairman of, and a 50 percent stockholder of, Capitol Resource Funding, Inc., or CRF, a commercial finance company. Mr. Parker practiced corporate and tax law for over 15 years: from 1980 to 1983, he practiced at Verner, Liipfert, Bernhard & McPherson and from 1983 to 1992, in private practice. From 1973 to 1977, Mr. Parker served as executive assistant to the administrator of the U.S. Small Business Administration. Mr. Parker received his J.D. and Masters in Tax Law from Georgetown Law Center and his undergraduate degree from Harvard College. Mr. Parker was selected to serve as an independent director on our Board due to his expertise and wealth of experience in the field of corporate taxation as well as his past service on our Board since our inception. Mr. Parker’s knowledge of corporate tax was instrumental in his appointment to the chairmanship of our Audit Committee.

John Reilly.  Mr. Reilly has served as a director since January 2011. Mr. Reilly has also served as a director of Gladstone Investment and Gladstone Commercial since January 2011. From 1987 until the present, Mr. Reilly has served as president of Reilly Investment Corporation, where he provides advisory services to public and private companies, and financing and joint venture development. From March 1976 until April 1984 he served as principal stockholder, president and chief executive officer of Reilly Mortgage Group, Inc., where he provided origination and construction lending and permanent loan placement of commercial real estate loans for institutional investors. In 1988, Mr. Reilly assumed the role of chairman. In 1992, Stonehurst Ventures, L.P., purchased Reilly Mortgage Group, at which time he then assumed the role of executive director until 1994. From 1971 to 1976, Mr. Reilly served as vice president of Walker & Dunlop, Inc. where he provided services for commercial loan originations, joint ventures, HUD programs and secondary marketing. From 1967 to 1969, Mr. Reilly served as a research engineer for Crane Company, and from 1964 to 1967 he served as a supply officer in the United States Navy. Mr. Reilly also has served as a member of the board of directors of Beekman Helix India since 2009, and has served as co-chairman of the board of directors for Community Preservation and Development Corporation since 2006. He has also served as a member of the board of Victory Housing since 2005 and has served as the chairman of the advisory board of the Snite Museum of Art at the University of Notre Dame since 1996. Mr. Reilly has held a D.C. real estate broker license since 1973. Mr. Reilly is a graduate of Mortgage Bankers School I, II and II and Income School I and II. Mr. Reilly holds an MBA from Harvard Business School and a Bachelor of Arts and a Bachelor of Science in Mathematical Engineering from the University of Notre Dame. Mr. Reilly was selected to serve as an independent director on our Board due to his expertise and wealth of experience in the real estate and mortgage industry.

Interested Directors

David Gladstone.  Mr. Gladstone is our founder and has served as our chief executive officer and chairman of our Board of Directors since our inception. Mr. Gladstone is also the founder of our Adviser and has served as its chief executive officer and chairman of its board of directors since its inception. Mr. Gladstone also founded and serves as the chief executive officer and chairman of the boards of directors of our affiliates, Gladstone Investment and Gladstone Commercial. Prior to founding the Gladstone Companies, Mr. Gladstone served as either chairman or vice chairman of the board of directors of American Capital Strategies, Ltd., a publicly traded leveraged buyout fund and mezzanine debt finance company, from June 1997 to August 2001. From 1974 to February 1997,

Mr. Gladstone held various positions, including chairman and chief executive officer, with Allied Capital Corporation (a mezzanine debt lender), Allied Capital Corporation II (a subordinated debt lender), Allied Capital Lending Corporation (a small business lending company), Allied Capital Commercial Corporation (a real estate investment company), and Allied Capital Advisers, Inc., a registered investment adviser that managed the Allied companies. The Allied companies were the largest group of publicly-traded mezzanine debt funds in the United States and were managers of two private venture capital limited partnerships (Allied Venture Partnership and Allied Technology Partnership) and a private REIT (Business Mortgage Investors). From 1992 to 1997, Mr. Gladstone served as a director, president and chief executive officer of Business Mortgage Investors, a privately held mortgage REIT managed by Allied Capital Advisors, which invested in loans to small and medium-sized businesses. Mr. Gladstone is also a past director of Capital Automotive REIT, a real estate investment trust that purchases and net leases real estate to automobile dealerships. Mr. Gladstone served as a director of The Riggs National Corporation (the parent of Riggs Bank) from 1993 to May 1997 and of Riggs Bank from 1991 to 1993. He has served as a trustee of The George Washington University and currently is a trustee emeritus. He is a past member of the Listings and Hearings Committee of the National Association of Securities Dealers, Inc. He is a past member of the advisory committee to the Women’s Growth Capital Fund, a venture capital firm that finances women-owned small businesses. Mr. Gladstone was the founder and managing member of The Capital Investors, LLC, a group of angel investors, and is currently a member emeritus. He is also the past chairman and past owner of Coastal Berry Company, LLC, a large strawberry farming operation in California. He is also the chairman and owner of Gladstone Land Corporation, a privately held company that has substantial farmland holdings in agriculture real estate in California. Mr. Gladstone holds an MBA from the Harvard Business School, an MA from American University and a BA from the University of Virginia. Mr. Gladstone has co-authored two books on financing for small and medium-sized businesses, Venture Capital Handbook and Venture Capital Investing. Mr. Gladstone was selected to serve as a director on our Board due to the fact that he is our founder and has greater than thirty years of experience in the industry, including his service as our chairman and chief executive since our inception.

Terry Lee Brubaker.  Mr. Brubaker has been our chief operating officer, secretary and a director since our inception. He also served as our president from May 2001 through April 2004, when he assumed the duties of vice chairman. Mr. Brubaker has also served as a director of our Adviser since its inception. He also served as president of our Adviser from its inception through February 2006, when he assumed the duties of vice chairman, chief operating officer and secretary. He has served as vice chairman, chief operating officer, secretary and as a director of Gladstone Investment since its inception. Mr. Brubaker has also served chief operating officer, secretary and as a director of Gladstone Commercial since February 2003, and as president from February 2003 through July 2007, when he assumed the duties of vice chairman. In March 1999, Mr. Brubaker founded and, until May 1, 2003, served as chairman of Heads Up Systems, a company providing process industries with leading edge technology. From 1996 to 1999, Mr. Brubaker served as vice president of the paper group for the American Forest & Paper Association. From 1992 to 1995, Mr. Brubaker served as president of Interstate Resources, a pulp and paper company. From 1991 to 1992, Mr. Brubaker served as president of IRI, a radiation measurement equipment manufacturer. From 1981 to 1991, Mr. Brubaker held several management positions at James River Corporation, a forest and paper company, including vice president of strategic planning from 1981 to 1982, group vice president of the Groveton Group and Premium Printing Papers from 1982 to 1990, and vice president of human resources development in 1991. From 1976 to 1981, Mr. Brubaker was strategic planning manager and marketing manager of white papers at Boise Cascade. Previously, Mr. Brubaker was a senior engagement manager at McKinsey & Company from 1972 to 1976. Prior to 1972, Mr. Brubaker was a U.S. Navy fighter pilot. Mr. Brubaker holds an MBA from the Harvard Business School and a BSE from Princeton University. Mr. Brubaker was selected to serve as a director on our Board due to his more than thirty years of experience in various mid-level and senior management positions at several corporations as well as his past service on our Board since our inception.

George Stelljes III.  Mr. Stelljes has served as our chief investment officer since September 2002 and a director from August 2001 to September 2002, and then rejoined the Board of Directors in July 2003. He also served as our executive vice president from September 2002 through April 2004, when he assumed the duties of president. Mr. Stelljes has served as our Adviser’s chief investment officer and a director of our Adviser since May 2003. He also served as executive vice president of our Adviser until February 2006, when he assumed the duties of president. Mr. Stelljes has served as Gladstone Investment’s chief investment officer and a director since inception. Mr. Stelljes also served as Gladstone Investment’s president from inception through April 2008, when he became a vice chairman. Mr. Stelljes has served as chief investment officer of Gladstone Commercial since February 2003, and as a director since July 2007. He also served as executive vice president of Gladstone Commercial from February 2003 through July 2007, when he assumed the duties of president. Prior to joining Gladstone Mr. Stelljes served as a managing member of St. John’s Capital, a vehicle used to make private equity investments. From 1999 to 2001, Mr. Stelljes was a co-founder and managing member of Camden Partners and Cahill Warnock & Company, private equity firms which finance high growth companies in the communications, education, healthcare, and business services sectors. From 1997 to 1999, Mr. Stelljes was a managing director and partner of Columbia Capital, a venture capital firm focused on investments in communications and information technology. From 1989 to 1997, Mr. Stelljes held various positions, including executive vice president and principal, with the Allied companies. Mr. Stelljes serves as a general partner and investment committee member of Patriot Capital and Patriot Capital II, private equity funds, and serves on the board of Intrepid Capital Management, a money management firm. He is also a former board member and regional president of the National Association of Small Business Investment Companies. Mr. Stelljes holds an MBA from the University of Virginia and a BA in Economics from Vanderbilt University. Mr. Stelljes was selected to serve as a director on our Board due to his more than twenty years of experience in the investment analysis, management, and advisory industries as well as his past service on our Board since 2003.

David A. R. Dullum.  Mr. Dullum has served as a director since August 2001. Mr. Dullum has been a senior managing director of our Adviser since February 2008, a director of Gladstone Commercial since August 2003, and a director of Gladstone Investment since June 2005 and has served as Gladstone Investment’s president since April 2008. From 1995 through June 2009, Mr. Dullum was a partner of New England Partners, a venture capital firm focused on investments in small and medium-sized business in the Mid-Atlantic and New England regions. From May 2005 to May 2008, Mr. Dullum served as the President and a director of Harbor Acquisition Corporation, an operating business with emphasis in the consumer and industrial sectors. From 1976 to 1990, Mr. Dullum was a managing general partner of Frontenac Company, a Chicago-based venture capital firm. Mr. Dullum holds an MBA from Stanford Graduate School of Business and a BME from the Georgia Institute of Technology. Mr. Dullum was selected to serve as a director on our Board due to his more than thirty years of experience in various areas of the investment industry as well as his past service on our Board since our inception.

Executive Officers Who Are Not Directors

Information regarding our executive officers who are not directors is as follows (the address for each executive officer is c/o Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102):

Name	Age	Position

David Watson	35	Chief Financial Officer
Gary Gerson	46	Treasurer

David Watson.  Mr. Watson has served as our chief financial officer since January 2011 and has served as the chief financial officer of Gladstone Investment since January 2010. Prior to joining our company, from July 2007 until January 2010, Mr. Watson was Director of Portfolio Accounting of MCG Capital Corporation. Mr. Watson was employed by Capital Advisory Services, LLC, which subsequently joined Navigant Consulting, Inc., where he held various positions providing finance and accounting consulting services from 2001 to 2007. Prior to that, Mr. Watson was an auditor at Deloitte and Touche. He received a BS from Washington and Lee University, an MBA from the University of Maryland’s Smith School of Business, and is a licensed CPA in the Commonwealth of Virginia.

Gary Gerson.  Mr. Gerson has served as our treasurer since April 2006. Mr. Gerson has also served as treasurer of Gladstone Investment and Gladstone Commercial since April 2006 and of our Adviser since May 2006. From 2004 to early 2006, Mr. Gerson was assistant vice president of finance at the Bozzuto Group, a real estate developer, manager and owner, where he was responsible for the financing of multi-family and for-sale residential projects. From 1995 to 2004 he held various finance positions, including director, finance from 2000 to 2004, at PG&E National Energy Group where he led, and assisted in, the financing of power generation assets. Mr. Gerson holds an MBA from the Yale School of Management, a B.S. in mechanical engineering from the U.S. Naval Academy, and is a CFA charter holder and is a licensed CPA in the Commonwealth of Virginia.

Employment Agreements

We are not a party to any employment agreements. Messrs. Gladstone, Brubaker and Stelljes have entered into employment agreements with our Adviser, whereby they are direct employees of our Adviser. The employment agreement of Mr. Stelljes provides for his nomination to serve as our chief investment officer.

Director Independence

As required under NASDAQ listing standards, our Board of Directors annually determines each director’s independence, and continually assesses the independence of each of the directors throughout the year. The NASDAQ listing standards provide that a director of a business development company is considered to be independent if he or she is not an “interested person” of ours, as defined in Section 2(a)(19) of the 1940 Act. Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with us.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent auditors, the Board has affirmatively determined that the following six directors are independent directors within the meaning of the applicable NASDAQ listing standards: Messrs. Adelgren, Mead, Outland, Parker and Reilly and Ms. English. In making this determination, the Board found that none of the these directors or nominees for director had a material or other disqualifying relationship with us. Mr. Gladstone, the chairman of our Board of Directors and chief executive officer, Mr. Brubaker, our vice chairman, chief operating officer and secretary, Mr. Stelljes, our president and chief investment officer, and Mr. Dullum, a senior managing director of our Adviser, are not independent directors by virtue of their positions as our officers or as officers of our Adviser or their employment by our Adviser.

Corporate Leadership Structure

Since our inception, Mr. Gladstone has served as chairman of our Board and our chief executive officer. Our Board believes that our chief executive officer is best situated to serve as chairman because he is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. In addition, Mr. Adelgren, one of our independent directors, serves as the lead director for all meetings of our independent directors held in executive session. The lead director has the responsibility of presiding at all executive sessions of our Board, consulting with the chairman and chief executive officer on Board and committee meeting agendas, acting as a liaison between management and the independent directors and facilitating teamwork and communication between the independent directors and management.

Our Board believes the combined role of chairman and chief executive officer, together with an independent Lead Director, is in the best interest of stockholders because it provides the appropriate balance between strategic development and independent oversight of risk management. In coming to this conclusion, the Board considered the importance of having an interested chairperson that is familiar with our day-to-day management activities, our portfolio companies and the operations of our Adviser. The Board concluded that the combined role enhances, among other things, the Board’s understanding of our investment portfolio, business, finances and risk management efforts. In addition, the Board believes that Mr. Gladstone’s employment by the Adviser better allows for the efficient mobilization of the Adviser’s resources at the Board’s behest and on its behalf.

Committees of Our Board of Directors

Executive Committee.  Membership of our executive committee is comprised of Messrs. Gladstone, Brubaker and Parker. The executive committee has the authority to exercise all powers of our Board of Directors except for actions that must be taken by a majority of independent directors or the full Board of Directors under the Maryland General Corporation Law, including electing our chairman and president. Mr. Gladstone serves as chairman of the executive committee. The executive committee did not meet during the last fiscal year.

Audit Committee.  The Audit Committee of our Board oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;

determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” During fiscal 2010, the Audit Committee was comprised of Messrs. Parker (Chairman) and Mead and Ms. English. Messrs. Adelgren, Outland, and Maurice Coulon served as alternate members of the Audit Committee during the fiscal year ended September 30, 2010. Mr. Coulon resigned from the Board, effective September 30, 2010 and, effective January 2011, Mr. Reilly was appointed to the Audit Committee. Alternate members of the Audit Committee serve and participate in meetings of the Audit Committee only in the event of an absence of a regular member of the Audit Committee. The Audit Committee met eight times during the last fiscal year. The Audit Committee has adopted a written charter that is available to stockholders on our website at www.gladstonecapital.com.

Compensation Committee.  The Compensation Committee operates pursuant to a written charter that is available to stockholders on our website at www.gladstonecapital.com. The Compensation Committee conducts periodic reviews of the Advisory Agreement and the Administration Agreement to evaluate whether the fees paid to our Adviser and our Administrator under the agreements are in the best interests of us and our stockholders. The committee considers in such periodic reviews, among other things, whether the salaries and bonuses paid to our executive officers by our Adviser and our Administrator are consistent with our compensation philosophies, whether the performance of our Adviser and our Administrator are reasonable in relation to the nature and quality of services performed and whether the provisions of the Advisory and Administration Agreements are being satisfactorily performed. The Compensation Committee also reviews with management our Compensation Discussion and Analysis and to consider whether to recommend that it be included in proxy statements and other filings. During the last fiscal year, the Compensation Committee was comprised of Messrs. Coulon (Chairperson), Outland and Mead. Messrs. Adelgren and Parker and Ms. English served as alternate members of the Compensation Committee. Mr. Coulon’s resignation from the Board and the Compensation Committee was effective September 30, 2010. On August 31, 2010, the Board, by unanimous written consent, appointed Mr. Adelgren to the Compensation Committee and named Mr. Outland its Chairman, with each such appointment effective September 30, 2010. Mr. Reilly joined the Board of Directors in January 2011 and he, Mr. Parker and Ms. English are the current alternate members of the Compensation Committee. Alternate members of the Compensation Committee serve and participate in meetings of the Compensation Committee only in the event of an absence of a regular member of the Compensation Committee. The Compensation Committee met four times during the last fiscal year. The Compensation Committee has adopted a written charter that is available to stockholders on our website at www.gladstonecapital.com.

Ethics, Nominating and Corporate Governance Committee.  The Ethics, Nominating and Corporate Governance Committee of our Board is responsible for identifying, reviewing and evaluating candidates to serve as our directors (consistent with criteria approved by our Board), reviewing and evaluating incumbent directors, recommending to our Board for selection candidates for election to our Board, making recommendations to our Board regarding the membership of the committees of our Board, assessing the performance of our Board, and developing our corporate governance principles. Our Ethics, Nominating and Corporate Governance Committee charter can be found on our website at www.gladstonecapital.com. During fiscal 2010, membership of the Ethics, Nominating and Corporate Governance Committee was comprised of Messrs. Adelgren (Chairperson) and Coulon. Messrs. Outland, Mead and Parker and Ms. English served as alternate members of the committee during fiscal 2010. Mr. Coulon’s resignation from the Board and the Ethics, Nominating and Corporate Governance Committee was effective September 30, 2010. On August 31, 2010, the Board, by unanimous written consent, appointed Mr. Outland to the committee, effective September 30, 2010. Messrs. Mead, Parker and Reilly and Ms. English serve as the current alternate members of the committee. Alternate members of the Ethics, Nominating and Corporate Governance Committee serve and participate in meetings of the committee only in the event of an absence of a regular member of the committee. Each member of the Ethics, Nominating and Corporate Governance Committee is independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Ethics, Nominating and Corporate Governance Committee met four times during the last fiscal year. The Ethics, Nominating and Corporate Governance Committee has adopted a written charter that is available to stockholders on our website at www.gladstonecapital.com.

Qualifications for Director Candidates.  The Ethics, Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Ethics, Nominating and Corporate Governance Committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to our affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Ethics, Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of our Board, our operating requirements and the long-term interests of our stockholders.

Though we have no formal policy addressing diversity, the Ethics, Nominating and Corporate Governance Committee and Board believe that diversity is an important attribute of directors and that our Board should be the culmination of an array of backgrounds and experiences and be capable of articulating a variety of viewpoints. Accordingly, the Ethics, Nominating and Corporate Governance Committee considers in its review of director nominees factors such as values, disciplines, ethics, age, gender, race, culture, expertise, background and skills, all in the context of an assessment of the perceived needs of us and our Board at that point in time in order to maintain a balance of knowledge, experience and capability.

In the case of incumbent directors whose terms of office are set to expire, the Ethics, Nominating and Corporate Governance Committee reviews such directors’ overall service to us during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Ethics, Nominating and Corporate Governance Committee also determines whether such new nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Ethics, Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Ethics, Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of our Board. The Ethics, Nominating and Corporate Governance Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to our Board by majority vote. To date, the Ethics, Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

Nominations made by stockholders must be made by written notice (setting forth the information required by our bylaws) received by the secretary of our company at least 120 days in advance of an annual meeting or within 10 days of the date on which notice of a special meeting for the election of directors is first given to our stockholders.

Meetings.  During the fiscal year ended September 30, 2010, each member of our Board of Directors attended 75% or more of the aggregate of the meetings of our Board of Directors and of the committees on which he or she served.

Oversight of Risk Management

Since September 2007, Jack Dellafiora has served as our chief compliance officer and, in that position, Mr. Dellafiora directly oversees our enterprise risk management function and reports to our chief executive officer, the Audit Committee and our Board in this capacity. In fulfilling his risk management responsibilities, Mr. Dellafiora works closely with our internal counsel and other members of senior management including, among others, our chief executive officer, chief financial officer, chief investment officer and chief operating officer.

Our Board, in its entirety, plays an active role in overseeing management of our risks. Our Board regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Each committee of our Board plays a distinct role with respect to overseeing management of our risks:

•	Audit Committee: Our Audit Committee oversees the management of enterprise risks. To this end, our Audit Committee meets at least annually (i) to discuss our risk management guidelines, policies and exposures and (ii) with our independent registered public accounting firm to review our internal control environment and other risk exposures.

•	Compensation Committee: Our Compensation Committee oversees the management of risks relating to the fees paid to our Adviser and Administrator under the Advisory Agreement and the Administration Agreement, respectively. In fulfillment of this duty, the Compensation Committee meets at least annually to review these agreements. In addition, the Compensation Committee reviews the performance of our Adviser to determine whether the compensation paid to our executive officers was reasonable in relation to the nature and quality of services performed and whether the provisions of the Advisory Agreement were being satisfactorily performed.

•	Ethics, Nominating and Corporate Governance Committee: Our Ethics, Nominating and Corporate Governance Committee manages risks associated with the independence of our Board and potential conflicts of interest.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the committees each report to our Board on a regular basis to apprise our Board regarding the status of remediation efforts of known risks and of any new risks that may have arisen since the previous report.

Summary of Compensation

Executive Compensation

None of our executive officers receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business are provided to us by our officers and the other employees of our Adviser and Administrator, pursuant to the terms of the Advisory and Administration Agreements, respectively. Mr. Gladstone, our chairman and chief executive officer, Mr. Brubaker, our vice chairman, chief operating officer and secretary, and Mr. Stelljes, our president and chief investment officer, are all employees of and compensated directly by our Adviser. Our chief financial officer and our treasurer are employees of our Administrator. Under the Administration Agreement, we reimbursed our Administrator for our allocable portion of the salaries of Mr. Gerson, our treasurer, and Mr. Gray, our former chief financial officer. For the year ended September 30, 2010, our allocable portion of Mr. Gray’s compensation paid by our Administrator was: $46,748 of Mr. Gray’s salary, $6,167 of his bonus, and $5,883 of the cost of his benefits. For the year ended September 30, 2009, our allocable portion of Mr. Gray’s compensation paid by our Administrator was: $50,161 of Mr. Gray’s salary, $6,692 of his bonus, and $8,483 of the cost of his benefits. Mr. Gray was appointed as our chief financial officer on April 8, 2008. From that date through September 30, 2008, $25,201 of Mr. Gray’s salary, $4,259 of his bonus, and $2,579 of the cost of his benefits were paid by our Administrator.

Compensation of Directors

The following table shows, for the fiscal year ended September 30, 2010, compensation awarded to or paid to our directors who are not executive officers, which we refer to as our non-employee directors, for all services rendered to us during this period. No compensation is paid to directors who are our executive officers for their service on the Board of Directors. We do not issue stock options and therefore have no information to report relating to stock option grants and exercises for our directors.

		Total
		Compensation
		from Fund and
	Aggregate	Fund Complex
	Compensation	Paid to
Name	from Fund ($)	Directors ($)(1)

Paul W. Adelgren	$29,000	$87,000
Maurice W. Coulon(2)	$33,000	$99,000
Michela A. English	$32,000	$96,000
Gerard Mead	$36,000	$108,000
John H. Outland	$28,000	$84,000
Anthony W. Parker	$35,500	$105,000

(1)	Includes compensation the director received from Gladstone Investment, as part of our Fund Complex. Also includes compensation the director received from Gladstone Commercial, our affiliate and a real estate investment trust, although not part of our Fund Complex.

(2)	Mr. Coulon resigned from the Board effective as of September 30, 2010.

As compensation for serving on our Board of Directors, each of our independent directors receives an annual fee of $20,000, an additional $1,000 for each Board of Directors meeting attended, and an additional $1,000 for each committee meeting attended if such committee meeting takes place on a day other than when the full Board of Directors meets. In addition, the chairperson of the Audit Committee receives an annual fee of $3,000, and the chairpersons of each of the Compensation and Ethics, Nominating and Corporate Governance committees receive annual fees of $1,000 for their additional services in these capacities. During the fiscal year ended September 30, 2010, the total cash compensation paid to non-employee directors was $193,500. We also reimburse our directors for their reasonable out-of-pocket expenses incurred in attending Board of Directors and committee meetings.

We do not pay any compensation to directors who also serve as our officers, or as officers or directors of our Adviser or our Administrator, in consideration for their service to us. Our Board of Directors may change the compensation of our independent directors in its discretion. None of our independent directors received any compensation from us during the fiscal year ended September 30, 2010 other than for Board of Directors or committee service and meeting fees.

Certain Transactions

Investment Advisory and Management Agreement

Management Services

Our Adviser is a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Subject to the overall supervision of our Board of Directors, our Adviser provides investment advisory and management services to us. Under the terms of our Advisory Agreement, our Adviser has investment discretion with respect to our capital and, in that regard:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio, and the manner of implementing such changes;

•	identifies, evaluates, and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies);

•	closes and monitors the investments we make; and

•	makes available on our behalf, and provides if requested, managerial assistance to our portfolio companies.

Our Adviser’s services under the Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Portfolio Management

Our Adviser takes a team approach to portfolio management; however, the following persons are primarily responsible for the day-to-day management of our portfolio and comprise our Adviser’s investment committee: David Gladstone, Terry Lee Brubaker and George Stelljes III, whom we refer to collectively as the Portfolio Managers. Our investment decisions are made on our behalf by the investment committee of our Adviser by unanimous decision.

Mr. Gladstone has served as the chairman and the chief executive officer of our Adviser, since he founded the Adviser in 2002, along with Mr. Brubaker and Mr. Stelljes. Mr. Brubaker has served as the vice chairman, chief operating officer and secretary of our Adviser since 2002. Mr. Stelljes has served as the president and chief investment officer of our Adviser since 2002. For more complete biographical information on Messrs. Gladstone, Brubaker and Stelljes, please see “Management — Interested Directors.”

The Portfolio Managers are all officers or directors, or both, of our Adviser and our Administrator. David Gladstone is the controlling stockholder of our Adviser, which is the sole member of our Administrator. Although we believe that the terms of the Advisory Agreement are no less favorable to us than those that could be obtained from unaffiliated third parties in arms’ length transactions, our Adviser and its officers and its directors have a material interest in the terms of this agreement. Based on an analysis of publicly available information, the Board believes that the terms and the fees payable under the Advisory Agreement are similar to those of the agreements between other business development companies that do not maintain equity incentive plans and their external investment advisers.

Our Adviser provides investment advisory services to other investment funds in the Gladstone Companies. As such, the Portfolio Managers also are primarily responsible for the day-to-day management of the portfolios of other pooled investment vehicles in the Gladstone Companies that are managed by our Adviser. As of the date hereof, Messrs. Gladstone, Brubaker, and Stelljes are primarily responsible for the day-to-day management of the portfolios of Gladstone Investment, another publicly-traded business development company, Gladstone Commercial, a publicly-traded real estate investment trust, and Gladstone Land Corporation, a private company controlled by Mr. Gladstone that owns farmland in California. As of September 30, 2010, our Adviser had an aggregate of approximately $902 million in total assets under management.

Possible Conflicts of Interest

Our Portfolio Managers provide investment advisory services and serve as officers, directors or principals of the other Gladstone Companies, which operate in the same or a related line of business as we do. Accordingly, they have corresponding obligations to investors in those entities. For example, Mr. Gladstone, our chairman and chief executive officer, is chairman of the board and chief executive officer of our Adviser, Gladstone Investment, Gladstone Commercial, and Gladstone Land with management responsibilities for the other members of the Gladstone Companies. In addition, Mr. Brubaker, our vice chairman, chief operating officer and secretary, is vice chairman, chief operating officer and secretary of our Adviser, Gladstone Investment and Gladstone Commercial, and Mr. Stelljes, our president and chief investment officer, is president and chief investment officer of our Adviser and Gladstone Commercial and vice chairman and chief investment officer of Gladstone Investment. Moreover, we may establish other investment vehicles which from time to time may have potentially overlapping investment objectives with those of Gladstone Investment and accordingly may invest in, whether principally or secondarily, asset classes similar to those targeted by us. While the Adviser generally has broad authority to make investments on behalf of the investment vehicles that it advises, our Adviser has adopted investment allocation procedures to address these potential conflicts and intends to direct investment opportunities to the member of the Gladstone Companies with the investment strategy that most closely fits the investment opportunity. Nevertheless, the Portfolio Managers may face conflicts in the allocation of investment opportunities to other entities managed by our Adviser. As a result, it is possible that certain investment opportunities may not be available to other members of the Gladstone Companies or investment funds managed by our Adviser. When the officers of the Adviser identify an investment, they will be forced to choose which investment fund should make the investment in accordance with their investment allocation procedures.

Our affiliate, Gladstone Commercial, may lease property to portfolio companies that we do not control under certain circumstances. We may pursue such transactions only if (i) the portfolio company is not controlled by us or any of our affiliates, (ii) the portfolio company satisfies the tenant underwriting criteria that meets the lease underwriting criteria of Gladstone Commercial, and (iii) the transaction is approved by a majority of our independent directors and a majority of the independent directors of Gladstone Commercial. We expect that any such negotiations between Gladstone Commercial and our portfolio companies would result in lease terms consistent with the terms that the portfolio companies would be likely to receive were they not portfolio companies of ours. Additionally, we may make simultaneous investments in senior syndicated loans with our affiliate, Gladstone Investment. In this regard, our Adviser has adopted allocation procedures designed to ensure fair and equitable allocations of such investments.

Portfolio Manager Compensation

The Portfolio Managers receive compensation from our Adviser in the form of a base salary plus a bonus. Each of the Portfolio Managers’ base salaries is determined by a review of salary surveys for persons with comparable experience who are serving in comparable capacities in the industry. Each Portfolio Manager’s base salary is set and reviewed yearly. Like all employees of the Adviser, a Portfolio Manager’s bonus is tied to the performance of the Adviser and the entities that it advises. A Portfolio Manager’s bonus increases or decreases when the Adviser’s income increases or decreases. The Adviser’s income, in turn, is directly tied to the management and performance fees earned in managing its investment funds, including the Company. Pursuant to the Advisory Agreement, the Adviser receives an incentive fee based on net investment income in excess of the hurdle rates and capital gains as set out in the Advisory Agreement.

All compensation of the Portfolio Managers from the Adviser takes the form of cash. The Portfolio Managers are also portfolio managers for other members of the Gladstone Companies, one of which (Gladstone Commercial) had a stock option plan through which the Portfolio Managers have previously received options to purchase stock of those entities. Gladstone Commercial terminated its stock option plan effective December 31, 2006. We also previously had a stock option plan, but it was terminated effective September 30, 2006. These plan terminations were effected in connection with the implementation of new advisory agreements between each of us and Gladstone Commercial with our Adviser, which have been approved by our respective stockholders. All outstanding, unexercised options under our plan were terminated effective September 30, 2006, and all outstanding, unexercised options under the Gladstone Commercial plan were terminated effective December 31, 2006.

Investment Advisory and Management Agreement and Administration Agreement

We are externally managed pursuant to contractual arrangements with our Adviser, under which our Adviser has directly employed our personnel and paid our payroll, benefits, and general expenses directly. The management services and fees in effect under the Advisory Agreement are described below. In addition, we pay our direct expenses including, but not limited to, directors’ fees, legal and accounting fees and stockholder related expenses under the Advisory Agreement.

The principal executive office of each of the Adviser and the Administrator is located at 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102.

Management services and fees under the Advisory Agreement

Under the Advisory Agreement, we pay our Adviser an annual base management fee of 2% of our average gross assets, which is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.

We also pay our Adviser a two-part incentive fee under the Advisory Agreement. The first part of the incentive fee is an income-based incentive fee which rewards our Adviser if our quarterly net investment income (before giving effect to any incentive fee) exceeds the hurdle rate. We pay our Adviser an income-based incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate (7% annualized);

•	100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income
(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income
allocated to income-based portion of incentive fee

The second part of the incentive fee is a capital gains-based incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), equals 20% of our realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to our Adviser, we calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the original cost of such investment since our inception. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the original cost of such investment since our inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the original cost of such investment. At the end of the applicable year, the amount of capital gains that serves as the basis for our calculation of the capital gains-based incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains-based incentive fee for such year equals 20% of such amount, less the aggregate amount of any capital gains-based incentive fees paid in respect of our portfolio in all prior years.

Beginning in April 2006, our Board of Directors has accepted from the Adviser unconditional and irrevocable voluntary waivers on a quarterly basis to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations. These waivers were applied through March 31, 2011, and any waived fees may not be recouped by our Adviser in the future.

When our Adviser receives fees from our portfolio companies, such as investment banking fees, structuring fees or executive recruiting services fees, 50% or 100% of certain of these fees will be credited against the base management fee that we would otherwise be required to pay to our Adviser.

We pay our direct expenses including, but not limited to, directors’ fees, legal and accounting fees, stockholder-related expenses, and directors and officers insurance under the Advisory Agreement.

During the fiscal year ended September 30, 2010, we incurred total fees of approximately $4,076,000 to our Adviser under the Advisory Agreement. During the fiscal year ended September 30, 2009, we incurred total fees of approximately $1,651,000 to our Adviser under the Advisory Agreement. During the fiscal year ended September 30, 2008, we incurred total fees of approximately $126,000 to our Adviser under the Advisory Agreement.

Duration and Termination

Unless terminated earlier as described below, the Advisory Agreement will remain in effect from year to year if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. On July 12, 2011, we renewed the Advisory Agreement through August 31, 2012. The Advisory Agreement will automatically terminate in the event of its assignment. The Advisory Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other. See “Risk Factors — We are dependent upon our key management personnel and the key management personnel of our Adviser, particularly David Gladstone, George Stelljes III and Terry Lee Brubaker, and on the continued operations of our Adviser, for our future success.”

Administration Agreement

Pursuant to the Administration Agreement, our Administrator furnishes us with clerical, bookkeeping and record keeping services and our Administrator also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, our Administrator assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns, the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the Administration Agreement are equal to an amount based upon our allocable portion of our Administrator’s overhead in performing its obligations under the Administration Agreement, including rent and our allocable portion of the salaries and benefits expenses of our chief financial officer, chief compliance officer, internal counsel, controller, treasurer and their respective staffs. On July 12, 2011, we renewed the Administration Agreement through August 31, 2012.

During the fiscal year ended September 30, 2010, we paid total fees of approximately $807,000 to our Administrator under the Administration Agreement. During the fiscal year ended September 30, 2009, we incurred total fees of approximately $872,000 to our Administrator under the Administration Agreement. During the fiscal year ended September 30, 2008, we incurred total fees of approximately $985,000 to our Administrator under the Administration Agreement.

Based on an analysis of publicly available information, the Board believes that the terms and the fees payable under the Advisory and Administration Agreements are similar to those of the agreements between other business development companies that do not maintain equity incentive plans and their external investment advisers. David Gladstone, Terry Lee Brubaker, George Stelljes III and Gary Gerson are all officers or directors, or both, of our Adviser and our Administrator. David Gladstone is the controlling stockholder of our Adviser, which is the sole member of our Administrator. Although we believe that the terms of the Advisory and Administration Agreements are no less favorable to us than those that could be obtained from unaffiliated third parties in arms’ length transactions, our Adviser and its officers and its directors have a material interest in the terms of these agreements.

Consulting Services Agreements

As a business development company, we make available significant managerial assistance to our portfolio companies and provide other services to such portfolio companies. Neither we nor our Adviser currently receives fees in connection with managerial assistance. Our Adviser provides other services to our portfolio companies and receives fees for these other services.

On October 25, 2010, our Adviser received a payment of $277,015 from Lindmark Acquisition, LLC, or Lindmark, a wholly-owned portfolio company of ours which we own through one of our wholly-owned subsidiaries, Lindmark Holdings Corp., in connection with the performance of certain consulting services rendered from March 18, 2009 through March 31, 2010 pursuant to that certain Consulting Agreement between our Adviser and Lindmark, effective October 10, 2010 and that certain Engagement Letter Agreement between our Adviser and Lindmark Outdoor Advertising, LLC, dated November 19, 2009. Beginning with April 1, 2010, Lindmark has received current invoices and has remitted payment for such in a timely manner. Payments for services rendered beginning April 1, 2010 and ending September 30, 2010 have totaled $40,000.

On October 29, 2010, our Adviser received a payment of $213,191 from BERTL, Inc., or Bertl, one of our wholly-owned portfolio companies, in connection with the performance of certain consulting services rendered from March 19, 2009 through June 30, 2010 pursuant to that certain Engagement Letter Agreement, dated March 19, 2009 between Bertl and our Adviser. Beginning with the quarter ended September 30, 2010, Bertl has received current quarterly invoices from our Adviser for the provision of such services and has paid current through the quarter ended September 30, 2010. The amount paid to our Adviser for the quarter ended September 30, 2010 was $7,800.

Loan Servicing Agreement

Our Adviser services the loans pledged under our credit facility pursuant to a loan servicing agreement with our wholly-owned subsidiary, Business Loan, in return for a 1.5% annual fee, based on the monthly aggregate outstanding loan balance of the loans pledged under our credit facility. Loan servicing fees paid to our Adviser under this agreement directly reduce the amount of fees payable under the Advisory Agreement. Loan servicing fees of approximately $3,412,000, $5,620,000 and $6,117,000 were incurred for the fiscal year ended September 30, 2010, 2009 and 2008, respectively, all of which were directly credited against the amount of the base management fee due to our Adviser under the Advisory Agreement.

Loans

At September 30, 2010, we had a loan outstanding in the principal amount of $5,900,010 to Mr. Gladstone, which was due and payable in cash on August 23, 2010 and, because the loan was not repaid on its due date, it is currently in default. This loan was originally extended in connection with the exercise of stock options by Mr. Gladstone under our former Amended and Restated 2001 Equity Incentive Plan, as amended, or the 2001 Plan, which was terminated on September 30, 2006, and the loan was made on terms available to all eligible participants under the 2001 Plan. The loan is evidenced by a full recourse promissory note secured by the shares of common stock purchased upon the exercise of the options as well as additional collateral. The interest rate on the loan is 4.9% per annum, plus an additional 2.0% per annum for periods following the date of default. Interest is due quarterly and Mr. Gladstone has made each of his quarterly interest payments to date. The Sarbanes-Oxley Act of 2002 prohibits us from making loans to our executive officers, although certain loans outstanding prior to July 30, 2002, including the promissory note we received from Mr. Gladstone, were expressly exempted from this prohibition.

Also at September 30, 2010, we had two loans outstanding in the principal amounts of $275,010 and $474,990, respectively, to Laura Gladstone, a managing director of ours and the daughter of Mr. Gladstone. The outstanding principal amount of the $275,010 loan was originally due on August 23, 2010 and, because the loan was not repaid on its due date, it is now in default. The outstanding principal amount of the $474,990 loan is due on July 13, 2015. These loans were issued in connection with the exercise of stock options under the 2001 Plan by Ms. Gladstone, and were made on terms available to all eligible participants under the 2001 Plan. These loans are evidenced by full recourse promissory notes and are secured by the shares of common stock purchased upon the exercise of the options as well as additional collateral. The interest rate on the $275,010 loan is 4.9% per annum, plus an additional 2.0% per annum for periods following the date of default. The interest rate on the $474,990 loan is 8.26% per annum. Interest on the loans is due quarterly and Ms. Gladstone has made each of her quarterly interest payments to date with respect to both loans. Mr. Gladstone has not received, nor will he receive in the future, any direct or indirect benefit from these loans.

On July 9, 2008, our Board voted to require Mr. Gladstone and Ms. Gladstone to post additional collateral for each of these loans to satisfy the requirement of the 1940 Act that the loans be fully collateralized at all times, which collateral was subsequently posted by Mr. Gladstone and Ms. Gladstone.

On September 7, 2010, each of Mr. Gladstone and Ms. Gladstone executed a redemption agreement with us, each of which provides that, pursuant to the terms and conditions thereof, we will automatically accept and retire the shares of our common stock pledged as collateral for their loans in partial or full satisfaction, as applicable, of Mr. Gladstone’s or Ms. Gladstone’s obligations to us under the loans that are in default at such time, if ever, that the trading price of our common stock reaches $15 per share. In entering into the redemption agreements, we reserved all of our existing rights under the promissory notes and related pledge agreements, including but not limited to the ability to foreclose on the shares of common stock pledged as collateral for the loans, or additional pledged collateral, at any time.

Indemnification

In our articles of incorporation and bylaws, we have agreed to indemnify certain officers and directors by providing, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or other agent, to the fullest extent permitted under Maryland law and our bylaws. Notwithstanding the foregoing, the indemnification provisions shall not protect any officer or director from liability to us or our stockholders as a result of any action that would constitute willful misfeasance, bad faith or gross negligence in the performance of such officer’s or director’s duties, or reckless disregard of his or her obligations and duties.

Each of the Advisory and Administration Agreements provide that, absent willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of the reckless disregard of their duties and obligations (as the same may be determined in accordance with the 1940 Act and any interpretations or guidance by the SEC or its staff thereunder), our Adviser, our Administrator and their respective officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with them are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s or Administrator’s services under the Advisory or Administration Agreements or otherwise as an investment adviser of ours.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, as of June 7, 2011 (unless otherwise indicated), the beneficial ownership of each current director, each of the executive officers, the executive officers and directors as a group and each stockholder known to our management to own beneficially more than 5% of the outstanding shares of common stock. Except as otherwise noted, the address of the individuals below is c/o Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102.

	Beneficial Ownership(1)
				Aggregate
				Dollar Range
				of Equity Securities
				of all Funds
				Overseen by
			Dollar Range of	Directors and
			Equity Securities of	Executive Officers
			the Company Owned	in Family of
	Number of	Percent of	by Directors and	Investment
Name and Address	Shares	Total	Executive Officers(2)	Companies(2)(3)

Executive Officers and Directors:
David Gladstone	1,005,428	4.8%	Over $100,000	Over $100,000
Terry Lee Brubaker(4)	197,471	1.0%	Over $100,000	Over $100,000
George Stelljes III	15,353	*	Over $100,000	Over $100,000
David Watson	100	*	$1 - $10,000	$10,001 - $50,000
Gary Gerson	150	*	$1 - $10,000	$10,001 - $50,000
Anthony W. Parker	6,270	*	$50,001 - $100,000	Over $100,000
David A.R. Dullum(5)	4,000	*	$10,001 - $50,000	Over $100,000
Michela A. English	3,500	*	$10,001 - $50,000	$50,001 - $100,000
Paul W. Adelgren	3,378	*	$10,001 - $50,000	Over $100,000
John H. Outland	1,287	*	$10,001 - $50,000	$50,001 - $100,000
Gerard Mead	3,237	*	$10,001 - $50,000	Over $100,000
John Reilly	3,400	*	$10,001 - $50,000	Over $100,000
All executive officers and directors as a group (12 persons)	1,243,574	6.0%	N/A	N/A

*	Less than 1%

(1)	This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and sole investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 21,039,242 shares outstanding on June 7, 2011.

(2)	Ownership calculated in accordance with Rule 16a-1(a)(2) of the Exchange Act. The dollar range of our equity securities beneficially owned is calculated by multiplying the closing price of Common Stock as reported on The Nasdaq Global Select Market as of June 7, 2011, times the number of shares beneficially owned.

(3)	Each of our directors and executive officers, is also a director or executive officer, or both, of Gladstone Investment Corporation, our affiliate and a business development company, and Gladstone Commercial Corporation, our affiliate and a real estate investment trust, each of which is also externally managed by our Adviser.

(4)	Includes 75,114 shares owned by Mr. Brubaker’s spouse with respect to which Mr. Brubaker disclaims beneficial ownership.

(5)	Includes 2,000 shares owned by Mr. Dullum’s spouse with respect to which Mr. Dullum disclaims beneficial ownership.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our distributions on behalf of our stockholders upon their election as provided below. As a result, if our Board of Directors authorizes, and we declare, a cash dividend, then our stockholders who have “opted in” to our dividend reinvestment plan will not receive cash dividends but, instead, such cash dividends will automatically be reinvested in additional shares of our common stock.

Pursuant to our dividend reinvestment plan, if your shares of our common stock are registered in your own name you can have all distributions reinvested in additional shares of our common stock by BNY Mellon Shareowner Services, the plan agent, if you enroll in the dividend reinvestment plan by delivering an authorization form to the plan agent prior to the corresponding dividend declaration date. The plan agent will effect purchases of our common stock under the dividend reinvestment plan in the open market. If you do not elect to participate in the dividend reinvestment plan, you will receive all distributions in cash paid by check mailed directly to you (or if you hold your shares in street or other nominee name, then to your nominee) as of the relevant record date, by the plan agent, as our dividend disbursing agent. If your shares are held in the name of a broker or nominee or if you are transferring such an account to a new broker or nominee, you should contact the broker or nominee to determine whether and how they may participate in the dividend reinvestment plan.

The plan agent serves as agent for the holders of our common stock in administering the dividend reinvestment plan. After we declare a dividend, the plan agent will, as agent for the participants, receive the cash payment and use it to buy common stock on The Nasdaq Global Select Market or elsewhere for the participants’ accounts. The price of the shares will be the average market price at which such shares were purchased by the plan agent.

Participants in the dividend reinvestment plan may withdraw from the dividend reinvestment plan upon written notice to the plan agent. Such withdrawal will be effective immediately if received not less than ten days prior to a dividend record date; otherwise, it will be effective the day after the related dividend distribution date. When a participant withdraws from the dividend reinvestment plan or upon termination of the dividend reinvestment plan as provided below, certificates for whole shares of common stock credited to his or her account under the dividend reinvestment plan will be issued and a cash payment will be made for any fractional share of common stock credited to such account.

The plan agent will maintain each participant’s account in the dividend reinvestment plan and will furnish monthly written confirmations of all transactions in such account, including information needed by the stockholder for personal and tax records. Common stock in the account of each dividend reinvestment plan participant will be held by the plan agent in non-certificated form in the name of such participant. Proxy materials relating to our stockholders’ meetings will include those shares purchased as well as shares held pursuant to the dividend reinvestment plan.

In the case of participants who beneficially own shares that are held in the name of banks, brokers or other nominees, the plan agent will administer the dividend reinvestment plan on the basis of the number of shares of common stock certified from time to time by the record holders as the amount held for the account of such beneficial owners. Shares of our common stock may be purchased by the plan agent through any of the underwriters, acting as broker or dealer.

We pay the plan agent’s fees for the handling or reinvestment of dividends and other distributions. Each participant in the dividend reinvestment plan pays a pro rata share of brokerage commissions incurred with respect to the plan agent’s open market purchases in connection with the reinvestment of distributions. There are no other charges to participants for reinvesting distributions.

Distributions are taxable whether paid in cash or reinvested in additional shares, and the reinvestment of distributions pursuant to the dividend reinvestment plan will not relieve participants of any U.S. federal income tax or state income tax that may be payable or required to be withheld on such distributions. For more information regarding taxes that our stockholders may be required to pay, see “Material U.S. Federal Income Tax Considerations.”

Experience under the dividend reinvestment plan may indicate that changes are desirable. Accordingly, we reserve the right to amend or terminate the dividend reinvestment plan as applied to any distribution paid subsequent to written notice of the change sent to participants in the dividend reinvestment plan at least 90 days before the record date for the distribution. The dividend reinvestment plan also may be amended or terminated by the plan agent with our prior written consent, on at least 90 days’ written notice to participants in the dividend reinvestment plan. All correspondence concerning the reinvestment plan should be directed to the plan agent, BNY Mellon Shareowner Services, by mail at 480 Washington Boulevard, Jersey City, NJ 07310 or by phone at 800-274-2944.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Regulated Investment Company Status

In order to maintain our qualification for treatment as a RIC under Subchapter M of the Code, we generally must distribute to our stockholders, for each taxable year, at least 90% of our investment company taxable income, which is generally our ordinary income plus short-term capital gains. We refer to this as the annual distribution requirement. We must also meet several additional requirements, including:

•	Business Development Company Status. At all times during each taxable year, we must maintain our status as a business development company;

•	Income source requirements. At least 90% of our gross income for each taxable year must be from dividends, interest, payments with respect to securities loans, gains from sales or other dispositions of securities or other income derived with respect to our business of investing in securities, and net income derived from an interest in a qualified publicly traded partnership; and

•	Asset diversification requirements. As of the close of each quarter of our taxable year: (1) at least 50% of the value of our assets must consist of cash, cash items, U.S. government securities, the securities of other regulated investment companies and other securities to the extent that (a) we do not hold more than 10% of the outstanding voting securities of an issuer of such other securities and (b) such other securities of any one issuer do not represent more than 5% of our total assets, and (2) no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities or the securities of other regulated investment companies), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships.

Failure to Qualify as a RIC.  If we are unable to qualify for treatment as a RIC, we will be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would we be required to make such distributions. Distributions would be taxable to our stockholders as dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and then as a gain realized from the sale or exchange of property. If we fail to meet the RIC requirements for more than two consecutive years and then seek to requalify as a RIC, we would be required to recognize a gain to the extent of any unrealized appreciation on our assets unless we make a special election to pay corporate-level tax on any such unrealized appreciation recognized during the succeeding 10-year period. Absent such special election, any gain we recognized would be deemed distributed to our stockholders as a taxable distribution.

Qualification as a RIC.  If we qualify as a RIC and distribute to stockholders each year in a timely manner at least 90% of our investment company taxable income, we will not be subject to federal income tax on the portion of our taxable income and gains we distribute to stockholders. We would, however, be subject to a 4% nondeductible federal excise tax if we do not distribute, actually or on a deemed basis, 98% of our ordinary income and 98.2% of our capital gain net income. The excise tax would apply only to the amount by which 98% of our ordinary income or 98.2% of our capital gain net income exceeds the amount of income we distribute, actually or on a deemed basis, to stockholders. We will be subject to regular corporate income tax, currently at rates up to 35%, on any undistributed income, including both ordinary income and capital gains. We intend to retain some or all of our capital gains, but to designate the retained amount as a deemed distribution. In that case, among other consequences, we will pay tax on the retained amount, each stockholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the stockholder and the stockholder will be entitled to claim a credit or refund equal to its allocable share of the tax we pay on the retained capital gain. The amount of the deemed distribution net of such tax will be added to the stockholder’s cost basis for its common stock. Since we expect to pay tax on any retained capital gains at our regular corporate capital gain tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid will exceed the tax they owe on the capital gain dividend and such excess may be claimed as a credit or refund against the stockholder’s other tax obligations. A stockholder that is not subject to U.S. federal income tax or tax on long-term capital gains would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. We will also be subject to alternative minimum tax, but any tax preference items would be apportioned between us and our stockholders in the same proportion that distributions, other than capital gain dividends, paid to each stockholder bear to our taxable income determined without regard to the dividends paid deduction.

From time to time, we acquire debt obligations that are issued at a discount, which may include loans we make that are accompanied by warrants, that bear interest at rates that are not either fixed rates or certain qualified variable rates or that are not unconditionally payable at least annually over the life of the obligation. In such cases, we are required to include in taxable income each year a portion of the original issue discount, or OID, that accrues over the life of the obligation. Such OID is included in our investment company taxable income even though we receive no cash corresponding to such discount amount. As a result, we may be required to make additional distributions corresponding to such OID amounts in order to satisfy the annual distribution requirement and to continue to qualify as a RIC or to avoid the 4% excise tax. This could mean that we may be required to sell temporary investments or other assets to meet the RIC distribution requirements.

Taxation of Our U.S. Stockholders

Distributions.  For any period during which we qualify for treatment as a RIC for federal income tax purposes, distributions to our stockholders attributable to our investment company taxable income generally will be taxable as ordinary income to stockholders to the extent of our current or accumulated earnings and profits. Any distributions in excess of our earnings and profits will first be treated as a return of capital to the extent of the stockholder’s adjusted basis in his or her shares of common stock and thereafter as gain from the sale of shares of our common stock. Distributions of our long-term capital gains, designated by us as such, will be taxable to stockholders as long-term capital gains regardless of the stockholder’s holding period for its common stock and whether the distributions are paid in cash or invested in additional common stock. Corporate stockholders are generally eligible for the 70% dividends received deduction with respect to ordinary income, but not with respect to capital gain dividends to the extent such amount designated by us does not exceed the dividends received by us from domestic corporations. Any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it were paid by us and received by the stockholders on December 31 of the previous year. In addition, we may elect to relate a dividend back to the prior taxable year if we (1) declare such dividend prior to the 15th day of the 9th month following the close of that taxable year, or any applicable extended due date of our tax return for such prior taxable year (2) make the election in that tax return, and (3) distribute such amount in the 12-month period following the close of the taxable year but not later than our first payment of the same type of dividend following such declaration. Any such election will not alter the general rule that a stockholder will be treated as receiving a dividend in the taxable year in which the dividend is made, subject to the October, November, December rule described above.

In general, the tax rates applicable to our dividends other than dividends designated as capital gain dividends will be the standard ordinary income tax rates, and not the lower federal income tax rate applicable to “qualified dividend income.” If we distribute dividends that are attributable to actual dividend income received by us that is eligible to be, and is, designated by us as qualified dividend income, such dividends would be eligible for such lower federal income tax rate. For this purpose, “qualified dividend income” means dividends received by us from

United States corporations and qualifying foreign corporations, provided that both we and the stockholder recipient of our dividends satisfy certain holding period and other requirements in respect of our shares (in the case of our stockholder) and the stock of such corporations (in our case). However, we do not anticipate receiving or distributing a significant amount of qualified dividend income.

If a stockholder participates in our dividend reinvestment plan, any dividends reinvested under the plan will be taxable to the stockholder to the same extent, and with the same character, as if the stockholder had received the dividend in cash. The stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount of the reinvested dividend. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the stockholder’s account.

Sale of Our Shares.  A U.S. stockholder generally will recognize taxable gain or loss if the U.S. stockholder sells or otherwise disposes of his, her or its shares of our common stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. Under the tax laws in effect as of the date of this prospectus, individual U.S. stockholders are subject to a maximum federal income tax rate of 15% on their net capital gain (i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year) including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the same rates applied to their ordinary income (currently up to a maximum of 35%). Capital losses are subject to limitations on use for both corporate and non-corporate stockholders.

Backup Withholding.  We may be required to withhold federal income tax, or backup withholding, currently at a rate of 28%, from all taxable dividends to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the Internal Revenue Service, or IRS, notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is generally his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

REGULATION AS A BUSINESS DEVELOPMENT COMPANY

We are a closed-end, non-diversified management investment company that has elected to be regulated as a business development company under Section 54 of the 1940 Act. As such, we are subject to regulation under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities, as defined in the 1940 Act.

We intend to conduct our business so as to retain our status as a business development company. A business development company may use capital provided by public stockholders and from other sources to invest in long-term private investments in businesses. A business development company provides stockholders the ability to retain the liquidity of a publicly traded stock while sharing in the possible benefits, if any, of investing in primarily privately owned companies. In general, a business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making certain types of investments in assets described in Sections 55(a)(1)-(3) of the 1940 Act.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets, other than assets defined in Section 55(a)(7) (“operating assets”), which includes certain interests in furniture, equipment, real estate, or leasehold improvements, represent at least 70% of the company’s total assets, exclusive of operating assets. The types of qualifying assets in which we may invest under the 1940 Act include, but are not limited to, the following:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer is an eligible portfolio company. An eligible portfolio company is generally defined in the 1940 Act as any issuer which:

(a) is organized under the laws of, and has its principal place of business in, any state or states in the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the business development company) or otherwise excluded from the definition of investment company; and

(c) satisfies one of the following:

(i) it does not have any class of securities with respect to which a broker or dealer may extend margin credit;

(ii) it is controlled by the business development company, alone or as part of a group, and the business development company in fact exercises a controlling influence over the management or policies of the portfolio company and, as a result of such control, has an affiliated person who is a director of the portfolio company;

(iii) it has total assets of not more than $4 million and capital and surplus of not less than $2 million;

(iv) it does not have any class of securities listed on a national securities exchange; or

(v) it has a class of securities listed on a national securities exchange, with an aggregate market value of outstanding voting and non-voting equity of less than $250 million.

(2) Securities received in exchange for or distributed on or with respect to securities described in (1) above, or pursuant to the exercise of options, warrants or rights relating to such securities.

(3) Cash, cash items, government securities or high quality debt securities maturing in one year or less from the time of investment.

Asset Coverage

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least 200% immediately after each such issuance. In addition, while senior securities are outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary purposes. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or distribution is made with respect to our common stock or before any purchase of our common stock is made, the involuntary liquidation preference of any outstanding preferred stock, together with all other senior securities, must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more.

Significant Managerial Assistance

A business development company generally must make available significant managerial assistance to issuers of certain of its portfolio securities that the business development company counts as a qualifying asset for the 70% test described above. Making available significant managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. Significant managerial assistance also includes the exercise of a controlling influence over the management and policies of the portfolio company. However, with respect to certain, but not all such securities, where the business development company purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance, or the business development company may exercise such control jointly.

Investment Policies

We seek to achieve a high level of current income and capital gains through investments in debt securities and preferred and common stock that we acquired in connection with buyout and other recapitalizations. The following investment policies may not be changed without the approval of our Board of Directors:

•	We will at all times conduct our business so as to retain our status as a business development company. In order to retain that status we must continue to meet the definition of business development company contained in the 1940 Act, which requires us, among other things, to be operated for the purpose of investing in certain categories of qualifying assets. In addition, we may not acquire any assets (other than operating assets or qualifying assets) if, after giving effect to such acquisition, the value of our “qualifying assets,” less our operating assets, is less than 70% of the value of our total assets (excluding our operating assets). We anticipate that the securities we seek to acquire, as well as temporary investments, will generally be qualifying assets.

•	We will at all times endeavor to conduct our business so as to retain our status as a regulated investment company under the Code. In order to do so, we must meet income source, asset diversification and annual distribution requirements. We may issue senior securities, such as debt or preferred stock, to the extent permitted by the 1940 Act for the purpose of making investments, to fund share repurchases, or for temporary emergency or other purposes.

With the exception of our policy to conduct our business as a business development company, these policies are not fundamental and may be changed without stockholder approval.

Pending Exemptive Application

We have filed an exemptive application with the SEC. The exemptive request, if granted by the SEC, would permit us, under certain circumstances, to co-invest with other business development companies that are managed by the Adviser. There are no assurances that the SEC will grant our exemptive request.

DESCRIPTION OF OUR SECURITIES

Our authorized capital stock consists of 50,000,000 shares of capital stock, $0.001 par value per share, all of which is currently designated as common stock. Under our articles of incorporation, our Board of Directors is authorized to classify and reclassify any unissued shares of capital stock without requiring stockholder approval. The following summary description of our capital stock is not necessarily complete and is subject to, and qualified in its entirety by, our articles of incorporation. Please review our articles of incorporation for a more detailed description of the provisions summarized below.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting privileges and, when issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when declared by our Board of Directors out of funds legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws. In the event of our liquidation, dissolution or winding up, each share of our common stock is entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any is outstanding at the time. Each share of our common stock is entitled to one vote and does not have cumulative voting rights, which means that holders of a majority of such shares, if they so choose, could elect all of the directors, and holders of less than a majority of such shares would, in that case, be unable to elect any director. Our common stock is listed on The Nasdaq Global Select Market under the ticker symbol “GLAD.”

Preferred Stock

Our articles of incorporation give the Board of Directors the authority, without further action by stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the common stock. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and could also decrease the market price of our common stock.

You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. You should read that prospectus supplement for a description of the preferred stock, including, but not limited to, whether there will be an arrearage in the payment of dividends or sinking fund installments, if any, restrictions with respect to the declaration of dividends, requirements in connection with the maintenance of any ratio or assets, or creation or maintenance of reserves, or provisions for permitting or restricting the issuance of additional securities.

Subscription Rights

General

We may issue subscription rights to our stockholders to purchase common stock or preferred stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriters would purchase any offered securities remaining unsubscribed after such subscription rights offering to the extent permissible under applicable law. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the period of time the offering would remain open (which in no event would be less than fifteen business days);

•	the title of such subscription rights;

•	the exercise price for such subscription rights;

•	the ratio of the offering (which in no event would exceed one new share of common stock for each three rights held);

•	the number of such subscription rights issued to each stockholder;

•	the extent to which such subscription rights are transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights shall commence, and the date on which such rights shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and

•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of common stock, or preferred stock, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock, or preferred stock, purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

Warrants

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common stock. Such warrants may be issued independently or together with shares of common stock or other equity or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	the number of shares of common stock purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	the terms of the securities issuable upon exercise of the warrants;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants (except for warrants expiring not later than 120 days after issuance and issued exclusively and ratably to a class of our security holders) on the condition that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value of the securities underlying the warrants at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants (our stockholders approved such a proposal to issue long-term rights, including warrants, in connection with our 2008 annual meeting of stockholders) and a “required” majority of our Board of Directors approves such issuance on the basis that the issuance is in the best interests of Gladstone Capital and our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. A “required” majority of our Board of Directors is a vote of both a majority of our directors who have no financial interest in the transaction and a majority of the directors who are not interested persons of the company. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, options and subscription rights at the time of issuance may not exceed 25% of our outstanding voting securities.

Debt Securities

Any debt securities that we issue may be senior or subordinated in priority of payment. We have no present plans to issue any debt securities. If we offer debt securities under this prospectus, we will provide a prospectus supplement that describes the ranking, whether senior or subordinated, the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange, the name and address of the trustee and any other specific terms of the debt securities.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR
ARTICLES OF INCORPORATION AND BYLAWS

Our articles of incorporation and bylaws and the Maryland General Corporation Law contain certain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, as amended, which are filed as exhibits to the registration statement of which this prospectus is a part.

Classified Board of Directors

In accordance with our bylaws, our Board of Directors is divided into three classes of directors serving staggered three-year terms. Under the Maryland General Corporation Law, each class must consist as nearly as possible of one-third of the directors then elected to our Board of Directors and our board is currently divided into three classes two of which have three directors and one of which has four directors. A classified board may render more difficult a change in control of us or removal of our incumbent management. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure continuity and stability of our management and policies.

Our classified board could have the effect of making the replacement of incumbent directors more time consuming and difficult. Because our directors may only be removed for cause, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our Board of Directors. Thus, our classified board could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us or another transaction that might involve a premium price for our common stock that might be in the best interest of our stockholders.

Number of Directors; Removal; Vacancies

Our articles of incorporation provide that the number of directors will be determined pursuant to our bylaws and our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. In addition, our bylaws provide that the number of directors shall not be increased by 50% or more in any 12-month period without the approval of at least 66 2/3% of the members of our Board of Directors then in office. Our bylaws provide that any vacancies will be filled by the vote of a majority of the remaining directors, even if less than a quorum, and the directors so appointed shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Accordingly, our Board of Directors could temporarily prevent any stockholder from enlarging the Board of Directors and filling the new directorships with such stockholder’s own nominees.

Our bylaws also provide that, except as may be required by law or our articles of incorporation, our directors may only be removed for cause and only by the affirmative vote of 75% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class.

Stockholder Approval Requirements

Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders, which we refer to as the stockholder notice procedure.

The stockholder notice procedure provides that (1) only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice containing specified information to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors and (2) at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our Board of Directors or by a stockholder who has given timely written notice to our secretary of such stockholder’s intention to bring such business before the meeting. Except for stockholder proposals submitted in accordance with the federal proxy rules as to which the requirements specified therein shall control, notice of stockholder nominations or business to be conducted at an annual meeting must be received by us prior to the first anniversary of the previous year’s annual meeting. If we call a special meeting of stockholders for the purpose of electing directors, stockholder nominations must be received by us not earlier than the 90th day prior to such meeting and not later than the later of the 60th day prior to such meeting or the 10th day following the day on which notice of the date of a special meeting of stockholders was given.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Authority to Issue Preferred Stock without Stockholder Approval

Our articles of incorporation permit our Board of Directors to issue up to 50,000,000 shares of capital stock. In addition, our Board of Directors, without any action by our stockholders, may amend our articles of incorporation from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our Board of Directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our Board of Directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock.

Amendment of Articles of Incorporation and Bylaws

Our articles of incorporation may be amended, altered, changed or repealed, subject to the resolutions providing for any class or series of preferred stock, only by the affirmative vote of both a majority of the members of our Board of Directors then in office and a majority of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our articles of incorporation also provide that the bylaws may be adopted, amended, altered, changed or repealed by the affirmative vote of the majority of our Board of Directors then in office. Any action taken by our stockholders with respect to adopting, amending, altering, changing or repealing our bylaws may be taken only by the affirmative vote of the holders of at least 75% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class.

These provisions are intended to make it more difficult for stockholders to circumvent certain other provisions contained in our articles of incorporation and bylaws, such as those that provide for the classification of our Board of Directors. These provisions, however, also will make it more difficult for stockholders to amend the articles of incorporation or bylaws without the approval of the Board of Directors, even if a majority of the stockholders deems such amendment to be in the best interests of all stockholders.

Limitation on Liability of Directors

We have adopted provisions in our articles of incorporation, which, to the fullest extent permitted by Maryland law and as limited by the 1940 Act, limit the liability of our directors and officers for monetary damages. Under our articles of incorporation we shall indemnify (1) our directors and officers to the fullest extent permitted by the General Laws of the State of Maryland as limited by the 1940 Act or any valid rule, regulation or order of the SEC thereunder, including the advance of expenses under the procedures and to the fullest extent permitted by law and (2) other employees and agents to such extent as shall be authorized by our Board of Directors or our bylaws and be permitted by law. The effect of these provisions is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against one of our directors or officers for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior) except to the extent this limitation is not permitted under applicable law, including the 1940 Act. These provisions do not limit or eliminate our rights or the rights of any of our stockholders to seek non-monetary relief such as an injunction or rescission in the event one of our directors or officers breaches his or her duty of care. These provisions also will not alter the liability of our directors or officers under federal securities laws.

SHARE REPURCHASES

Shares of closed-end investment companies frequently trade at discounts to net asset value. We cannot predict whether our shares will trade above, at or below net asset value. The market price of our common stock is determined by, among other things, the supply and demand for our shares, our investment performance and investor perception of our overall attractiveness as an investment as compared with alternative investments. Our Board of Directors has authorized our officers, in their discretion and subject to compliance with the 1940 Act and other applicable law, to purchase on the open market or in privately negotiated transactions, outstanding shares of our common stock in the event that our shares trade at a discount to net asset value. We can not assure you that we will ever conduct any open market purchases and if we do conduct open market purchases, we may terminate them at any time.

In addition, if our shares publicly trade for a substantial period of time at a substantial discount to our then current net asset value per share, our Board of Directors will consider authorizing periodic repurchases of our shares or other actions designed to eliminate the discount. Our Board of Directors would consider all relevant factors in determining whether to take any such actions, including the effect of such actions on our status as a RIC under the Code and the availability of cash to finance these repurchases in view of the restrictions on our ability to borrow. We can not assure you that any share repurchases will be made or that if made, they will reduce or eliminate market discount. Should we make any such repurchases in the future, we expect that we would make them at prices at or below the then current net asset value per share. Any such repurchase would cause our total assets to decrease, which may have the effect of increasing our expense ratio. We may borrow money to finance the repurchase of shares subject to the limitations described in this prospectus. Any interest on such borrowing for this purpose would reduce our net income.

PLAN OF DISTRIBUTION

We may sell the Securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, or through agents or through a combination of any such methods of sale. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the Securities will also be named in the applicable prospectus supplement.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that in the case of our common stock, the offering price per share less any underwriting commissions or discounts must equal or exceed the net asset value per share of our common stock except (i) in connection with a rights offering to our existing stockholders, (ii) with the consent of the majority of our common stockholders, or (iii) under such other circumstances as the SEC may permit.

In connection with the sale of the Securities, underwriters or agents may receive compensation from us or from purchasers of the Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the Securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum commission or discount to be received by any Financial Industry Regulatory Authority, or FINRA, member or independent broker-dealer will not exceed 8%.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Any of our common stock sold pursuant to a prospectus supplement will be listed on The Nasdaq Global Select Market, or another exchange on which our common stock is traded.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held under a custodian agreement with The Bank of New York Mellon Corp. The address of the custodian is: 2 Hanson Place, Sixth Floor, Brooklyn, NY 11217. Our assets are held under bank custodianship in compliance with the 1940 Act. Securities held through our wholly-owned subsidiary, Business Loan, are held under a custodian agreement with The Bank of New York Mellon Corp., which acts as collateral custodian pursuant to Business Loan’s credit facility with Key Equipment Finance Inc. and certain other parties. The address of the collateral custodian is 2 Hanson Place, Sixth Floor, Brooklyn, NY 11217. BNY Mellon Shareowner Services acts as our transfer and dividend paying agent and registrar. The principal business address of BNY Mellon Shareowner Services is 480 Washington Boulevard, Jersey City, New Jersey 07310, telephone number 800-274-2944. BNY Mellon Shareowner Services also maintains an internet website at http://stock.bankofny.com.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use securities brokers or dealers in the normal course of our business. Subject to policies established by our Board of Directors, our Adviser will be primarily responsible for the execution of transactions involving publicly traded securities and the allocation of brokerage commissions in respect thereof, if any. In the event that our Adviser executes such transactions, we do not expect our Adviser to execute transactions through any particular broker or dealer, but we would expect our Adviser to seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While we expect that our Adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to us, our Adviser and any of its other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer viewed in terms either of the particular transaction or our Adviser’s overall responsibilities with respect to all of our Adviser’s clients.

LEGAL MATTERS

The legality of securities offered hereby will be passed upon for us by Cooley LLP, Reston, Virginia. Certain legal matters will be passed upon for the underwriters, if any, by the counsel named in the accompanying prospectus supplement.

EXPERTS

The financial statements as of September 30, 2010 and September 30, 2009 and for each of the three years in the period ended September 30, 2010 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of September 30, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

GLADSTONE CAPITAL CORPORATION

Report of Management on Internal Controls

To the Stockholders and Board of Directors of Gladstone Capital Corporation:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and include those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of September 30, 2010, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management has concluded that our internal control over financial reporting was effective as of September 30, 2010.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

November 22, 2010

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Gladstone Capital Corporation:

In our opinion, the accompanying consolidated statements of assets and liabilities, including the schedules of investments, and the related statements of operations, changes in net assets and cash flows present fairly, in all material respects, the financial position of Gladstone Capital Corporation and its subsidiaries (the “Company”) at September 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/  PricewaterhouseCoopers LLP

McLean, VA
November 22, 2010

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

	September 30,	September 30,
	2010	2009
	(Dollar amounts in thousands,
	except per share data)

ASSETS
Non-Control/Non-Affiliate investments (Cost of $244,140 and $312,043, respectively)	$223,737	$286,997
Control investments (Cost of $54,076 and $52,350, respectively)	33,372	33,972

Total investments at fair value (Cost of $298,216 and $364,393, respectively)	257,109	320,969
Cash	7,734	5,276
Interest receivable — investments in debt securities	2,648	3,048
Interest receivable — employees (Refer to Note 4)	104	85
Due from custodian	255	3,059
Due from Adviser (Refer to Note 4)	—	69
Deferred financing fees	1,266	1,230
Prepaid assets	799	341
Receivables from portfolio companies, less allowance for uncollectible receivables of $322 and $0 at September 30, 2010 and 2009, respectively	289	1,528
Other assets	314	305

TOTAL ASSETS	$270,518	$335,910

LIABILITIES
Accounts payable	$—	$67
Interest payable	693	378
Fee due to Administrator (Refer to Note 4)	267	216
Fees due to Adviser (Refer to Note 4)	673	834
Borrowings under line of credit (Cost of $16,800 and $83,000, respectively)	17,940	83,350
Accrued expenses and deferred liabilities	1,426	1,800
Funds held in escrow	273	189

TOTAL LIABILITIES	21,272	86,834

COMMITMENTS AND CONTINGENCIES	—	—
NET ASSETS	$249,246	$249,076

ANALYSIS OF NET ASSETS
Common stock, $0.001 par value, 50,000,000 shares authorized and 21,039,242 and 21,087,574 shares issued and outstanding at September 30, 2010 and 2009, respectively	$21	$21
Capital in excess of par value	326,935	328,203
Notes receivable — employees (Refer to Note 4)	(7,103)	(9,019)
Net unrealized depreciation on investments	(41,108)	(43,425)
Net unrealized appreciation on borrowings under line of credit	(1,140)	(350)
Overdistributed net investment income	(1,103)	—
Accumulated Net Realized Losses	(27,256)	(26,354)

TOTAL NET ASSETS	$249,246	$249,076

NET ASSETS PER SHARE	$11.85	$11.81

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,
	2010	2009	2008
	(Dollar amounts in thousands,
	except per share data)

INVESTMENT INCOME
Interest income
Non-Control/Non-Affiliate investments	$29,938	$40,747	$43,734
Control investments	2,645	933	64
Cash	1	11	335
Notes receivable from employees (Refer to Note 4)	437	468	471

Total interest income	33,021	42,159	44,604
Other income	2,518	459	1,121

Total investment income	35,539	42,618	45,725

EXPENSES
Loan servicing fee (Refer to Note 4)	3,412	5,620	6,117
Base management fee (Refer to Note 4)	2,673	2,005	2,212
Incentive fee (Refer to Note 4)	1,823	3,326	5,311
Administration fee (Refer to Note 4)	807	872	985
Interest expense	4,390	7,949	8,284
Amortization of deferred financing fees	1,490	2,778	1,534
Professional fees	2,101	1,586	911
Compensation expense (Refer to Note 4)	245	—	—
Other expenses	1,259	1,131	1,215

Expenses before credit from Adviser	18,200	25,267	26,569
Credit to fees from Adviser (Refer to Note 4)	(420)	(3,680)	(7,397)

Total expenses net of credit to credits to fees	17,780	21,587	19,172

NET INVESTMENT INCOME	17,759	21,031	26,553

REALIZED AND UNREALIZED LOSS ON:
Net realized loss on investments	(2,893)	(26,411)	(787)
Net unrealized appreciation (depreciation) on investments	2,317	9,513	(47,023)
Realized (loss) gain on settlement of derivative	—	(304)	7
Net unrealized appreciation (depreciation) on derivative	—	304	(12)
Net unrealized appreciation on borrowings under line of credit	(789)	(350)	—

Net loss on investments, derivative and borrowings under line of credit	(1,365)	(17,248)	(47,815)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$16,394	$3,783	$(21,262)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS PER COMMON SHARE
Basic and Diluted	$0.78	$0.18	$(1.08)

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING
Basic and Diluted	21,060,351	21,087,574	19,699,796

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended September 30,
	2010	2009	2008
	(Dollar amounts in thousands)

Operations:
Net investment income	$17,759	$21,031	$26,553
Net loss on sale of investments	(2,893)	(26,411)	(787)
Net unrealized appreciation (depreciation) on investments	2,317	9,513	(47,023)
Realized (loss) gain on settlement of derivative	—	(304)	7
Net unrealized appreciation (depreciation) on derivative	—	304	(12)
Net unrealized appreciation on borrowings under line of credit	(789)	(350)	—

Net increase (decrease) in net assets from operations	16,394	3,783	(21,262)

Distributions to stockholders from:
Net investment income	(16,907)	(20,795)	(25,945)
Long Term Capital Gains	—	(27)	(285)
Return of capital	(783)	(5,748)	(7,149)

Net decrease in net assets from distributions to stockholders	(17,690)	(26,570)	(33,379)

Capital share transactions:
Issuance of common stock under shelf offering	—	—	106,226
Shelf offering costs	(28)	(41)	(852)
Repayment of principal on employee notes	1,400	6	56
Conversion of former employee stock option loans from recourse to non-recourse	(420)	—	—
Reclassification of principal on employee note	514	150	—

Net increase in net assets from capital share transactions	1,466	115	105,430

Total increase (decrease) in net assets	170	(22,672)	50,789
Net assets at beginning of year	249,076	271,748	220,959
Net assets at end of year	$249,246	$249,076	$271,748

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
	2010	2009	2008
	(Dollar amounts in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net increase (decrease) in net assets resulting from operations	$16,393	$3,783	$(21,262)
Adjustments to reconcile net (decrease) increase in net assets resulting from operations to net cash used in operating activities:
Purchase of investments	(23,245)	(24,911)	(176,550)
Principal repayments on investments	82,515	47,490	69,183
Proceeds from sale of investments	3,119	49,203	1,299
Repayment of paid in kind interest	51	—	—
Increase in investment balance due to paid in kind interest	(53)	(166)	(58)
Increase in investment balance due to rolled-over interest	(529)	(1,455)	—
Net change in premiums, discounts and amortization	711	(95)	228
Loan impairment / contra-investment	715	—	—
Net realized loss on investments	2,893	26,411	787
Net unrealized (appreciation) depreciation on investments	(2,317)	(9,513)	47,023
Realized loss on settlement of derivative	—	304	—
Net unrealized (appreciation) depreciation on derivative	—	(304)	12
Net unrealized appreciation on borrowings under line of credit	789	350	—
Amortization of deferred financing fees	1,490	2,778	1,534
Change in compensation expense from non-recourse notes	245	—	—
Decrease (increase) in interest receivable	382	546	(1,232)
Decrease (increase) in funds due from custodian	2,804	1,485	(1,313)
(Increase) decrease in prepaid assets	(459)	(35)	31
Decrease (increase) in due from Adviser	69	(69)	—
Decrease in receivables from portfolio companies	1,239	(968)	(480)
Increase in other assets	(3)	123	(10)
(Decrease) increase in accounts payable	(67)	59	2
Increase (decrease) in interest payable	315	(268)	59
(Decrease) increase in accrued expenses and deferred liabilities	(529)	472	537
(Decrease) increase in fees due to Adviser (Refer to Note 4)	(161)	377	(252)
Increase (decrease) in fee due to Administrator (Refer to Note 4)	51	(31)	10
Increase (decrease) in funds held in escrow	83	(45)	234

Net cash provided by (used in) operating activities	86,501	95,521	(80,218)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption of U.S. Treasury Bill	—	—	2,484

Net cash provided by investing activities	—	—	2,484

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from the issuance of common shares	—	—	106,226
Shelf offering costs	(28)	(41)	(852)
Borrowings from the line of credit	24,900	48,800	200,618
Repayments on the line of credit	(91,100)	(116,830)	(194,028)
Distributions paid	(17,690)	(26,570)	(33,379)
Receipt of principal on notes receivable — employees (Refer to Note 4)	1,400	6	56
Deferred financing fees	(1,525)	(2,103)	(3,253)

Net cash (used in) provided by financing activities	(84,043)	(96,738)	75,388

NET INCREASE (DECREASE) IN CASH	2,458	(1,217)	(2,346)
CASH, BEGINNING OF YEAR	5,276	6,493	8,839

CASH, END OF YEAR	$7,734	$5,276	$6,493

CASH PAID DURING PERIOD FOR INTEREST	$4,075	$8,278	$8,226
CASH PAID DURING PERIOD FOR TAXES	$—	$—	$7
NON-CASH FINANCING ACTIVITIES
Portfolio company payoff proceeds held in escrow (included in other assets and other liabilities)	$155	$—	$—
Reclassification of principal on employee note (Refer to Note 4)	$515	$150	$—
Cancellation of employee note receivable (Refer to Note 4)	$420	$—	$—

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS
SEPTEMBER 30, 2010

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

NON-CONTROL/NON-AFFILIATE INVESTMENTS
Non-syndicated Loans:
Access Television Network, Inc.	Service-cable airtime (infomercials)	Senior Term Debt (14.0%, Due 12/2011)(5)	$963	$809
Allison Publications, LLC	Service-publisher of consumer oriented magazines	Senior Term Debt (10.5%, Due 9/2012)(5)	9,094	8,543
		Senior Term Debt (13.0%, Due 12/2010)(5)	65	64
BAS Broadcasting	Service-radio station operator	Senior Term Debt (11.5%, Due 7/2013)(5)	7,465	6,644
Chinese Yellow Pages Company	Service-publisher of Chinese language directories	Line of Credit, $700 available (7.3%, Due 11/2010)(5)	450	428
		Senior Term Debt (7.3%, Due 11/2010)(5)	333	317
CMI Acquisition, LLC	Service-recycling	Senior Subordinated Term Debt (10.3%, Due 11/2012)(5)	5,972	5,868
FedCap Partners, LLC	Private equity fund	Class A Membership Units(8)	400	400
Finn Corporation	Manufacturing-landscape equipment	Common Stock Warrants(7)(8)	37	284
GFRC Holdings LLC	Manufacturing-glass-fiber reinforced concrete	Senior Term Debt (11.5%, Due 12/2012)(5)	6,111	6,004
		Senior Subordinated Term Debt (14.0%, Due 12/2012)(3)(5)	6,632	6,450
Global Materials Technologies, Inc.	Manufacturing-steel wool products and metal fibers	Senior Term Debt (13.0%, Due 6/2012)(3)(5)	3,560	2,937
Heartland Communications Group	Service-radio station operator	Line of Credit, $100 available (8.5%, Due 3/2013)	—	—
		Line of Credit, $100 available (8.5%, Due 3/2013)	—	—
		Senior Term Debt (8.5%, Due 3/2013)(5)	4,301	2,519
		Common Stock Warrants(7)(8)	66	—
Interfilm Holdings, Inc.	Service-slitter and distributor of plastic films	Senior Term Debt (12.3%, Due 10/2012)(5)	2,400	2,382
International Junior Golf Training Acquisition Company	Service-golf training	Line of Credit, $1,500 available (9.0%, Due 5/2011)(5)	—	—
		Senior Term Debt (8.5%, Due 5/2012)(5)	1,557	1,537

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

		Senior Term Debt (10.5%, Due 5/2012)(3)(5)	$2,500	$2,456
KMBQ Corporation	Service-AM/FM radio broadcaster	Line of Credit, $200 available (non-accrual, Due 7/2010)(5)(10)	161	16
		Senior Term Debt (non-accrual, Due 7/2010)(5)(10)	1,921	192
Legend Communications of Wyoming LLC	Service-operator of radio stations	Senior Term Debt (12.0%, Due 6/2013)(5)	9,880	6,422
Newhall Holdings, Inc.	Service-distributor of personal care products and supplements	Line of Credit, $1,350 available (5.0%, Due 12/2012)(5)	1,350	1,269
		Senior Term Debt(5) (5.0%, Due 12/2012)(5)	3,870	3,638
		Senior Term Debt (5.0%, Due 12/2012)(3)(5)	4,648	4,323
		Preferred Equity(7)(8)	—	—
		Common Stock(7)(8)	—	—
Northern Contours, Inc.	Manufacturing-veneer and laminate components	Senior Subordinated Term Debt (13.0%, Due 9/2012)(5)	6,301	5,765
Northstar Broadband, LLC	Service-cable TV franchise owner	Senior Term Debt (0.7%, Due 12/2012)(5)	117	102
Pinnacle Treatment Centers, Inc.	Service-Addiction treatment centers	Line of Credit, $500 available (12.0%, Due 10/2010)(5)(12)	150	150
		Senior Term Debt (10.5%, Due 12/2011)(5)	1,950	1,945
		Senior Term Debt (10.5%, Due 12/2011)(3)(5)	7,500	7,481
Precision Acquisition Group Holdings, Inc.	Manufacturing-consumable components for the aluminum industry	Equipment Note (13.0%, Due 10/2010)(5)(13)	1,000	950
		Senior Term Debt (13.0%, Due 10/2010)(5)(13)	4,125	3,919
		Senior Term Debt (13.0%, Due 10/2010)(3)(5)(13)	4,053	3,850
PROFITSystems Acquisition Co.	Service-design and develop ERP software	Line of Credit, $350 available (4.5%, Due 7/2011)	—	—
		Senior Term Debt (8.5%, Due 7/2011)(5)	1,000	940
		Senior Term Debt (10.5%, Due 7/2011)(3)(5)	2,900	2,697
RCS Management Holding Co.	Service-healthcare supplies	Senior Term Debt (9.5%, Due 1/2011)(3)(5)	1,937	1,918
		Senior Term Debt (11.5%, Due 1/2011)(4)(5)	3,060	3,029

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

Reliable Biopharmaceutical Holdings, Inc.	Manufacturing-pharmaceutical and biochemical intermediates	Line of Credit, $5,000 available (9.0%, Due 10/2010)(5)(14)	$1,200	$1,188
		Mortgage Note (9.5%, Due 10/2014)(5)	7,255	7,201
		Senior Term Debt (9.0%, Due 10/2012)(5)	1,080	1,069
		Senior Term Debt (11.0%, Due 10/2012)(3)(5)	11,693	11,386
		Senior Subordinated Term Debt (12.0%, Due 10/2013)(5)	6,000	5,730
		Common Stock Warrants(7)(8)	209	—
Saunders & Associates	Manufacturing-equipment provider for frequency control devices	Senior Term Debt (9.8%, Due 5/2013)(5)	8,947	8,935
SCI Cable, Inc.	Service-cable, internet, voice provider	Senior Term Debt (non-accrual, Due 10/2012)(5)(10)	450	140
		Senior Term Debt (non-accrual, Due 10/2012)(5)(10)	2,931	352
Sunburst Media — Louisiana, LLC	Service-radio station operator	Senior Term Debt (10.5%, Due 6/2011)(5)	6,391	5,100
Sunshine Media Holdings	Service-publisher regional B2B trade magazines	Line of credit, $2,000 available (10.5%, Due 2/2011)(5)	1,599	1,499
		Senior Term Debt (10.5%, Due 5/2012)(5)	16,948	15,889
		Senior Term Debt (13.3%, Due 5/2012)(3)(5)	10,700	9,898
Thibaut Acquisition Co.	Service-design and distribute wall covering	Line of Credit, $1,000 available (9.0%, Due 1/2011)(5)	1,000	970
		Senior Term Debt (8.5%, Due 1/2011)(5)	1,075	1,043
		Senior Term Debt (12.0%, Due 1/2011)(3)(5)	3,000	2,888
Viapack, Inc.	Manufacturing-polyethylene film	Senior Real Estate Term Debt (10.0%, Due 3/2011)(5)	675	672
		Senior Term Debt (13.0%, Due 3/2011)(3)(5)	4,005	3,990

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

Westlake Hardware, Inc.	Retail-hardware and variety	Senior Subordinated Term Debt (12.3%, Due 1/2014)(5)	$12,000	$11,820
		Senior Subordinated Term Debt (13.5%, Due 1/2014)(5)	8,000	7,800
Winchester Electronics	Manufacturing-high bandwidth connectors and cables	Senior Term Debt (5.3%, Due 5/2012)(5)	1,250	1,244
		Senior Term Debt (6.0%, Due 5/2013)(5)	1,686	1,661
		Senior Subordinated Term Debt (14.0%, Due 6/2013)(5)	9,875	9,603

Subtotal — Non-syndicated loans			225,798	206,326

Syndicated Loans:
Airvana Network Solutions, Inc	Service-telecommunications	Senior Term Debt (11.0%, Due 8/2014)(6)	$8,858	$8,942
Puerto Rico Cable Acquisition Company, Inc.	Service-telecommunications	Senior Subordinated Term Debt (7.9%, Due 1/2012)(6)	7,159	6,427
WP Evenflo Group Holdings Inc.	Manufacturing-infant and juvenile products	Senior Term Debt (8.0%, Due 2/2013)(6)	1,881	1,655
		Senior Preferred Equity(7)(8)	333	379
		Junior Preferred Equity(7)(8)	111	8
		Common Stock(7)(8)	—	—

Subtotal — Syndicated loans			18,342	17,411

Total Non-Control/Non-Affiliate Investments			$244,140	$223,737

CONTROL INVESTMENTS
BERTL, Inc.	Service-web-based evaluator of digital imaging products	Line of Credit, $1,621 available (non-accrual, Due 10/2010)(7)(10)(11)	$1,319	$—
		Common Stock(7)(8)	424	—
Defiance Integrated Technologies, Inc.	Manufacturing-trucking parts	Senior Term Debt (11.0%, Due 4/2013)(3)(5)	8,325	8,325
		Common Stock(7)(8)	1	1,543
		Guaranty ($250)

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

Lindmark Acquisition, LLC	Service-advertising	Senior Subordinated Term Debt (non-accrual, Due 10/2012)(5)(9)(10)	$10,000	$5,000
		Senior Subordinated Term Debt (non-accrual, Due 12/2010)(5)(9)(10)	2,000	1,000
		Senior Subordinated Term Debt (non-accrual, Due Upon Demand)(5)(9)(10)	1,794	897
		Common Stock(7)(8)	1	—
LocalTel, LLC	Service-yellow pages publishing	Line of credit, $1,850 available (non-accrual, Due 12/2010)(7)(10)	1,698	1,063
		Senior Term Debt (non-accrual, Due 2/2012)(7)(10)	325	—
		Line of Credit, $3,000 available (non-accrual, Due 6/2011)(7)(10)	1,170	—
		Senior Term Debt (non-accrual, Due 6/2011)(7)(10)	2,688	—
		Senior Term Debt (non-accrual, Due 6/2011)(3)(7)(10)	2,750	—
		Common Stock Warrants(7)(8)	—	—
Midwest Metal Distribution, Inc.	Distribution-aluminum sheets and stainless steel	Senior Subordinated Term Debt (12.0%, Due 7/2013)(5)	18,254	15,539
		Common Stock(7)(8)	138	—
U.S. Healthcare Communications, Inc.	Service-magazine publisher/ operator	Line of credit, $400 available (non-accrual, Due 12/2010)(7)(10)	269	5
		Line of credit, $450 available (non-accrual, Due 12/2010)(7)(10)	450	—
		Common Stock(7)(8)	2,470	—

Total Control Investments			$54,076	$33,372

Total Investments(15)			$298,216	$257,109

(1)	Certain of the listed securities are issued by affiliate(s) of the indicated portfolio company.

(2)	Percentage represents interest rates in effect at September 30, 2010 and due date represents the contractual maturity date.

(3)	Last Out Tranche (“LOT”) of senior debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after the senior debt.

(4)	LOT of senior debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after the senior debt, however, the debt is also junior to another LOT.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

(5)	Fair value was based on opinions of value submitted by Standard & Poor’s Securities Evaluations, Inc.

(6)	Security valued based on the indicative bid price on or near September 30, 2010, offered by the respective syndication agent’s trading desk or secondary desk.

(7)	Fair value was based on the total enterprise value of the portfolio company using a liquidity waterfall approach. The Company also considered discounted cash flow methodologies.

(8)	Security is non-income producing.

(9)	Lindmark’s loan agreement was amended in March 2009 such that any unpaid current interest accrues at a conditional interest rate. The conditional interest is not recorded until paid (see Note 2, “Summary of Significant Accounting Policies — Interest Income Recognition”).

(10)	BERTL, KMBQ, Lindmark, LocalTel, SCI Cable and U.S. Healthcare are currently past due on interest payments and are on non-accrual.

(11)	BERTL’s interest includes paid in kind interest. Please refer to Note 2 “Summary of Significant Accounting Policies.” Subsequent to September 30, 2010, BERTL’s line of credit maturity date was extended to October 2011.

(12)	Subsequent to September 30, 2010, Pinnacle’s line of credit maturity date was extended to January 2011.

(13)	Subsequent to September 30, 2010, Precision’s equipment note and senior term loan maturity dates were extended to November 2010.

(14)	Subsequent to September 30, 2010, Reliable’s line of credit limit was reduced to $3,500, the interest rate floor was increased to 10.0% and the maturity date was extended to January 2011.

(15)	Aggregate gross unrealized depreciation for federal income tax purposes is $1,919; aggregate gross unrealized appreciation for federal income tax purposes is $43,023. Net unrealized depreciation is $41,104 based on a tax cost of $298,186.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS
SEPTEMBER 30, 2009

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

NON-CONTROL/NON-AFFILIATE INVESTMENTS
Non-syndicated Loans:
Access Television Network, Inc.	Service-cable airtime (infomercials)	Senior Term Debt (14.5%, Due 12/2009)(5)(9)	$963	$868
ACE Expediters, Inc	Service-over-the-ground logistics	Senior Term Debt (13.5%, Due 9/2014)(5)(13)	5,106	4,864
		Common Stock Warrants(8)	200	564
ActivStyle Acquisition Co.	Service-medical products distribution	Senior Term Debt (13.0%, Due 4/2014)(3)(5)	4,000	3,940
Allison Publications, LLC	Service-publisher of consumer oriented magazines	Senior Term Debt (10.0%, Due 9/2012)(5)	9,709	8,746
		Senior Term Debt (13.0%, Due 12/2010)(5)	260	246
Anitox Acquisition Company	Manufacturing-preservatives for animal feed	Line of Credit, $3,000 available (4.5%, Due 1/2010)(5)	1,700	1,681
		Senior Term Debt (8.5%, Due 1/2012)(5)	2,877	2,823
		Senior Term Debt (10.5%, Due 1/2012)(3)(5)	3,688	3,582
BAS Broadcasting	Service-radio station operator	Senior Term Debt (11.5%, Due 7/2013)(5)	7,300	5,840
		Senior Term Debt (12.0%, Due 7/2009)(3)(5)(12)	950	475
CCS, LLC	Service-cable TV franchise owner	Senior Term Debt (non-accrual, Due 8/2008)(5)(10)(12)	631	126
Chinese Yellow Pages Company	Service-publisher of Chinese language directories	Line of Credit, $700 available (7.3%, Due 9/2010)(5)	450	427
		Senior Term Debt (7.3%, Due 9/2010)(5)	518	488
CMI Acquisition, LLC	Service-recycling	Senior Subordinated Term Debt (10.3%, Due 11/2012)(5)	6,233	5,890
Doe & Ingalls Management LLC	Distributor-specialty chemicals	Senior Term Debt (6.8%, Due 11/2010)(5)	2,300	2,266
		Senior Term Debt (7.8%, Due 11/2010)(3)(5)	4,365	4,267
Finn Corporation	Manufacturing-landscape equipment	Common Stock Warrants(8)	37	1,223

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

GFRC Holdings LLC	Manufacturing-glass-fiber reinforced concrete	Line of Credit, $2,000 available (4.5%, Due 12/2010)	$—	$—
		Senior Term Debt (9.0%, Due 12/2012)(5)	6,599	6,450
		Senior Subordinated Term Debt (11.5%, Due 12/2012)(3)(5)	6,665	6,432
Global Materials Technologies, Inc.	Manufacturing-steel wool products and metal fibers	Senior Term Debt (13.0%, Due 6/2010)(3)(5)	4,410	3,528
Heartland Communications Group	Service-radio station operator	Senior Term Debt (10.0%, Due 5/2011)(5)	4,567	2,726
Interfilm Holdings, Inc.	Service-slitter and distributor of plastic films	Senior Term Debt (12.3%, Due 10/2012)(5)	4,950	4,715
International Junior Golf Training Acquisition Company	Service-golf training	Line of Credit, $1,500 available (9.0%, Due 5/2010)(5)	700	690
		Senior Term Debt (8.5%, Due 5/2012)(5)	2,120	2,036
		Senior Term Debt (10.5%, Due 5/2012)(3)(5)	2,500	2,366
KMBQ Corporation	Service-AM/FM radio broadcaster	Line of Credit, $200 available (11.0%, Due 3/2010)(5)	153	69
		Senior Term Debt (11.0%, Due 3/2010)(5)	1,785	801
Legend Communications of Wyoming LLC	Service-operator of radio stations	Line of Credit, $500 available (12.0%, Due 6/2011)(5)	497	450
		Senior Term Debt (12.0%, Due 6/2013)(5)	9,373	8,482
Newhall Holdings, Inc.	Service-distributor of personal care products and supplements	Line of Credit, $3,000 available (11.3%, Due 5/2010)(5)	1,000	945
		Senior Term Debt (5)(11.3%, Due 5/2012)(5)	3,870	3,657
		Senior Term Debt (14.3%, Due 5/2012)(3)(5)	4,410	4,112
Northern Contours, Inc.	Manufacturing-veneer and laminate components	Senior Subordinated Term Debt (10.0%, Due 5/2010)(5)	6,562	5,414
Pinnacle Treatment Centers, Inc.	Service-Addiction treatment centers	Line of Credit, $500 available (4.5%, Due 12/2009)	—	—
		Senior Term Debt (10.5%, Due 12/2011)(5)	2,750	2,633
		Senior Term Debt (10.5%, Due 12/2011)(3)(5)	7,500	7,059

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

Precision Acquisition Group Holdings, Inc.	Manufacturing-consumable components for the aluminum industry	Equipment Note (8.5%, Due 10/2011)(5)	$1,000	$988
		Senior Term Debt (8.5%, Due 10/2010)(5)	4,250	4,192
		Senior Term Debt (11.5%, Due 10/2010)(3)(5)	4,074	4,023
PROFITSystems Acquisition Co.	Service-design and develop ERP software	Line of Credit, $350 available (4.5%, Due 7/2010)	—	—
		Senior Term Debt (8.5%, Due 7/2011)(5)	1,600	1,468
		Senior Term Debt (10.5%, Due 7/2011)(3)(5)	2,900	2,632
RCS Management Holding Co.	Service-healthcare supplies	Senior Term Debt (8.5%, Due 1/2011)(3)(5)	2,437	2,383
		Senior Term Debt (10.5%, Due 1/2011)(4)(5)	3,060	2,949
Reliable Biopharmaceutical Holdings, Inc.	Manufacturing-pharmaceutical and biochemical intermediates	Line of Credit, $5,000 available (9.0%, Due 10/2010)(5)	800	788
		Mortgage Note (9.5%, Due 10/2014)(5)	7,335	7,261
		Senior Term Debt (9.0%, Due 10/2012)(5)	1,530	1,507
		Senior Term Debt (11.0%, Due 10/2012)(3)(5)	11,813	11,518
		Senior Subordinated Term Debt (12.0%, Due 10/2013)(5)	6,000	5,640
		Common Stock Warrants(8)	209	282
Saunders & Associates	Manufacturing-equipment provider for frequency control devices	Senior Term Debt (9.8%, Due 5/2013)(5)	10,780	10,618
SCI Cable, Inc.	Service-cable, internet, voice provider	Senior Term Debt (9.3%, Due 10/2008)(5)(12)	2,881	576
Sunburst Media — Louisiana, LLC	Service-radio station operator	Senior Term Debt (10.5%, Due 6/2011)(5)	6,411	5,817
Sunshine Media Holdings	Service-publisher regional B2B trade magazines	Senior Term Debt (11.0%, Due 5/2012)(5)	16,948	15,973
		Senior Term Debt (13.5%, Due 5/2012)(3)(5)	10,700	9,978

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

Thibaut Acquisition Co.	Service-design and distribute wall covering	Line of Credit, $1,000 available (9.0%, Due 1/2011)(5)	$1,000	$933
		Senior Term Debt (8.5%, Due 1/2011)(5)	1,487	1,387
		Senior Term Debt (12.0%, Due 1/2011)(3)(5)	3,000	2,745
Tulsa Welding School	Service-private welding school	Line of credit, $750 available (9.5%, Due 9/2011)	—	—
		Senior Term Debt (9.5%, Due 9/2013)(5)	4,144	4,144
		Senior Term Debt (12.8%, Due 9/2013)(5)	7,960	7,950
VantaCore	Service-acquisition of aggregate quarries	Senior Subordinated Term Debt (12.0%, Due 8/2013)(5)	13,726	13,589
Viapack, Inc.	Manufacturing-polyethylene film	Senior Real Estate Term Debt (10.0%, Due 3/2011)(5)	775	743
		Senior Term Debt (13.0%, Due 3/2011)(3)(5)	4,061	3,893
Visual Edge Technology, Inc.	Service-office equipment distribution	Line of credit, $3,000 available (10.8%, Due 9/2011)(5)	2,981	2,340
		Senior Subordinated Term Debt (15.5%, Due 8/2011)(5)	5,000	3,925
Westlake Hardware, Inc.	Retail-hardware and variety	Senior Subordinated Term Debt (9.0%, Due 1/2011)(5)	15,000	14,269
		Senior Subordinated Term Debt (10.3%, Due 1/2011)(5)	10,000	9,400
Winchester Electronics	Manufacturing-high bandwidth connectors and cables	Senior Term Debt (5.3%, Due 5/2013)(5)	1,147	1,136
		Senior Term Debt (5.7%, Due 5/2013)(5)	1,690	1,642
		Senior Subordinated Term Debt (14.0%, Due 6/2013)(5)	9,925	9,478

Subtotal — Non-syndicated loans			298,322	277,048

Syndicated Loans:
GTM Holdings, Inc.	Manufacturing-socks	Senior Subordinated Term Debt (11.8%, Due 4/2014)(6)	$500	$220

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

Kinetek Acquisition Corp.	Manufacturing-custom engineered motors & controls	Senior Term Debt (3.6%, Due 11/2013)(7)	$1,438	$925
Puerto Rico Cable Acquisition Company, Inc.	Service-telecommunications	Senior Subordinated Term Debt (7.8%, Due 1/2012)(6)	7,174	5,713
Wesco Holdings, Inc.	Service-aerospace parts and distribution	Senior Subordinated Term Debt (6.0%, Due 3/2014)(7)	2,264	1,856
WP Evenflo Group Holdings Inc.	Manufacturing-infant and juvenile products	Senior Term Debt (8.0%, Due 2/2013)(6)	1,901	1,235
		Senior Preferred Equity(8)	333	—
		Junior Preferred Equity(8)	111	—
		Common Stock(8)	—	—

Subtotal — Syndicated loans			13,721	9,949

Total Non-Control/Non-Affiliate Investments			$312,043	$286,997

CONTROL INVESTMENTS
BERTL, Inc.	Service-web-based evaluator of digital imaging products	Line of Credit, $842 available (non-accrual, Due 10/2009)(10)(13)(15)	$930	$—
		Common Stock(8)(15)	424	—
Clinton Holdings, LLC	Distribution-aluminum sheets and stainless steel	Senior Subordinated Term Debt (12.0%, Due 1/2013)(5)(14)	15,500	12,013
		Escrow Funding Note (12.0%, Due 1/2013)(5)(14)	640	496
		Common Stock Warrants(8)(15)	109	—
Defiance Integrated Technologies, Inc.	Manufacturing-trucking parts	Senior Term Debt (11.0%, Due 4/2010)(3)(11)	6,005	6,005
		Senior Term Debt (11.0%, Due 4/2010)(3)(11)	1,178	1,178
		Common Stock(8)(15)	1	816
		Guaranty ($250)
Lindmark Acquisition, LLC	Service-advertising	Senior Subordinated Term Debt (11.3%, Due 10/2012)(5)(16)	10,000	8,675
		Senior Subordinated Term Debt (11.3%, Due 10/2012)(5)(16)	2,000	1,735
		Senior Subordinated Term Debt (13.0%, Due Upon Demand)(5)(16)	1,553	1,049
		Common Stock(8)(15)	1	—

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

LocalTel, LLC	Service-yellow pages publishing	Line of credit, $1,250 available (10.0%, Due 7/2010)(15)	$1,168	$1,168
		Senior Term Debt (12.5%, Due 2/2012)(15)	325	325
		Line of Credit, $3,000 available (non-accrual, Due 6/2010)(10)(15)	1,170	421
		Senior Term Debt (non-accrual, Due 6/2011)(10)(15)	2,688	—
		Senior Term Debt (non-accrual, Due 6/2011)(3)(10)(15)	2,750	—
		Common Stock Warrants(8)(15)	—	—
U.S. Healthcare Communications, Inc.	Service-magazine publisher/ operator	Line of credit, $200 available (non-accrual, Due 3/2010)(10)(15)	169	91
		Line of credit, $450 available (non-accrual, Due 3/2010)(10)(15)	450	—
		Common Stock(8)(15)	2,470	—
Western Directories, Inc.	Service-directory publisher	Line of credit, $1,250 available (non-accrual, Due 12/2009)(10)(15)	1,234	—
		Preferred Stock(8)(15)	1,584	—
		Common Stock(8)(15)	1	—

Total Control Investments			$52,350	$33,972

Total Investments(17)			$364,393	$320,969

(1)	Certain of the listed securities are issued by affiliate(s) of the indicated portfolio company.

(2)	Percentage represents interest rates in effect at September 30, 2009 and due date represents the contractual maturity date.

(3)	Last Out Tranche (“LOT”) of senior debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after the senior debt.

(4)	LOT of senior debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after the senior debt, however, the debt is also junior to another LOT.

(5)	Fair value was based on opinions of value submitted by Standard & Poor’s Securities Evaluations, Inc.

(6)	Security valued based on the indicative bid price on or near September 30, 2009, offered by the respective syndication agent’s trading desk or secondary desk.

(7)	Security valued based on the transaction sale price subsequent to September 30, 2009 (see Note 12).

(8)	Security is non-income producing.

(9)	Access Television includes a success fee with a fair value of $1.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

(10)	BERTL, CCS, U.S. Healthcare, Western Directories and a portion of LocalTel are currently past due on interest payments and are on non-accrual. BERTL’s loan matured in October 2009 and the Company is actively working to recover amounts due under this loan. However, there is no assurance that there will be any recovery of amounts past due.

(11)	Fair value of security estimated to be equal to cost due to recent recapitalization.

(12)	BAS Broadcasting’s loan matured in July 2009, CCS’ loan matured in August 2008 and SCI Cable’s loan matured in October 2008. The Company is actively working to recover amounts due under these loans, however, there is no assurance that there will be any recovery of amounts past due.

(13)	ACE Expediters’ interest and BERTL’s interest include paid in kind (“PIK”) interest. Please refer to Note 2 “Summary of Significant Accounting Policies.”

(14)	Subsequent to September 30, 2009, Clinton Aluminum’s senior subordinated term debt and escrow funding note were combined into one term note, with an interest rate of 12.0% and maturity date of January 2013. In addition, a term loan was entered into for $320, with an interest rate of 12.0% and maturity date of January 2013.

(15)	Fair value was based on the total enterprise value of the portfolio company using a liquidity waterfall approach.

(16)	Lindmark’s loan agreement was amended in March 2009 such that any unpaid current interest accrues at a conditional interest rate. The conditional interest is not recorded until paid (see Note 2, “Summary of Significant Accounting Policies — Interest Income Recognition”).

(17)	Aggregate gross unrealized depreciation for federal income tax purposes is $45,863; aggregate gross unrealized appreciation for federal income tax purposes is $2,439. Net unrealized depreciation is $43,424 based on a tax cost of $364,393.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(DOLLAR AMOUNTS IN THOUSANDS,
EXCEPT PER SHARE DATA AND AS OTHERWISE INDICATED)

Note 1.	Organization

Gladstone Capital Corporation (the “Company”) was incorporated under the General Corporation Laws of the State of Maryland on May 30, 2001. The Company is a closed-end, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, the Company has elected to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s investment objectives are to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, of established private businesses that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses, with a particular focus on senior notes. In addition, the Company may acquire from others existing loans that meet this profile.

Gladstone Business Loan, LLC (“Business Loan”), a wholly-owned subsidiary of the Company, was established on February 3, 2003 for the purpose of holding the Company’s portfolio of loan investments. Gladstone Capital Advisers, Inc. is also a wholly-owned subsidiary of the Company, which was established on December 30, 2003.

Northern Virginia SBIC, LP (“Northern Virginia SBIC”) and Northern Virginia SBIC GP, LLC, the general partner of Northern Virginia SBIC, were established on December 4, 2008 as wholly-owned subsidiaries of the Company for the purpose of applying for and holding a license to enable the Company, through Northern Virginia SBIC, to make investments in accordance with the United States Small Business Administration guidelines for small business investment companies.

Gladstone Financial Corporation (“Gladstone Financial”), a wholly-owned subsidiary of the Company, was established on November 21, 2006 for the purpose of holding a license to operate as a Specialized Small Business Investment Company. Gladstone Financial (previously known as Gladstone SSBIC Corporation) acquired this license in February 2007. This will enable the Company, through this subsidiary, to make investments in accordance with the United States Small Business Administration guidelines for specialized small business investment companies.

The financial statements of the subsidiaries are consolidated with those of the Company.

The Company is externally managed by Gladstone Management Corporation (the “Adviser”), an unconsolidated affiliate of the Company.

Note 2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year presentation with no effect to net increase in net assets resulting from operations.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidation

Under Article 6 of Regulation S-X under the Securities Act of 1933, as amended, and the authoritative accounting guidance provided by the AICPA Audit and Accounting Guide for Investment Companies, the Company is not permitted to consolidate any subsidiary or other entity that is not an investment company.

Use of Estimates

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) that require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Out-of-Period Adjustment

During the year ended September 30, 2010, the Company recorded adjustments to interest income, operating expenses and certain balance sheet accounts to reverse interest income and record additional expenses primarily related to professional fees that were not correctly recorded in prior periods. The net adjustments resulted in reductions of $651 in net investment income for the year ended September 30, 2010, respectively. These adjustments reduced net investment income per share by $0.03 for the year ended September 30, 2010, respectively. These adjustments both individually and in the aggregate were not material to any of the fiscal 2009 interim or full year consolidated financial statements nor were they material to full year fiscal 2010 results.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and highly liquid investments with original maturities of three months or less when purchased. Cash is carried at cost which approximated fair value as of September 30, 2010 and September 30, 2009. There were no cash equivalents as of September 30, 2010 or September 30, 2009.

Concentration of Credit Risk

The Company places its cash and cash equivalents with financial institutions and, at times, cash held in accounts may exceed the Federal Deposit Insurance Corporation insured limit. The Company seeks to mitigate this risk by depositing funds with major financial institutions.

Classification of Investments

In accordance with the 1940 Act, the Company classifies portfolio investments on its consolidated balance sheets and its consolidated schedules of investments into the following categories:

•	Control Investments — Investments in which the Company owns more than 25% of the voting securities or has greater than 50% representation on the board of directors;

•	Affiliate Investments — Investments in which the Company owns between 5% and 25% of the voting securities and has less than 50% representation on the board of directors; and

•	Non-Control/Non-Affiliate Investments — Investments in which the Company owns less than 5% of the voting securities.

Investment Valuation Policy

The Company carries its investments at market value to the extent that market quotations are readily available and reliable, and otherwise at fair value, as determined in good faith by its Board of Directors. In determining the fair value of the Company’s investments, the Adviser has established an investment valuation policy (the “Policy”).

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Policy is approved by the Company’s Board of Directors and each quarter the Board of Directors reviews whether the Adviser has applied the Policy consistently and votes whether or not to accept the recommended valuation of the Company’s investment portfolio.

The Company uses generally accepted valuation techniques to value its portfolio unless the Company has specific information about the value of an investment to determine otherwise. From time to time the Company may accept an appraisal of a business in which the Company holds securities. These appraisals are expensive and occur infrequently but provide a third-party valuation opinion that may differ in results, techniques and scopes used to value the Company’s investments. When these specific third-party appraisals are engaged or accepted, the Company uses estimates of value provided by such appraisals and its own assumptions including estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date to value the investment the Company has in that business.

The Policy, which is summarized below, applies to publicly-traded securities, securities for which a limited market exists and securities for which no market exists.

Publicly-traded securities:  The Company determines the value of publicly-traded securities based on the closing price for the security on the exchange or securities market on which it is listed and primarily traded on the valuation date. To the extent that the Company owns restricted securities that are not freely tradable, but for which a public market otherwise exists, the Company will use the market value of that security adjusted for any decrease in value resulting from the restrictive feature.

Securities for which a limited market exists:  The Company values securities that are not traded on an established secondary securities market, but for which a limited market for the security exists, such as certain participations in, or assignments of, syndicated loans, at the quoted bid price. In valuing these assets, the Company assesses trading activity in an asset class and evaluates variances in prices and other market insights to determine if any available quote prices are reliable. If the Company concludes that quotes based on active markets or trading activity may be relied upon, firm bid prices are requested; however, if a firm bid price is unavailable, the Company bases the value of the security upon the indicative bid price (“IBP”) offered by the respective originating syndication agent’s trading desk, or secondary desk, on or near the valuation date. To the extent that the Company uses the IBP as a basis for valuing the security, the Adviser may take further steps to consider additional information to validate that price in accordance with the Policy.

In the event these limited markets become illiquid such that market prices are no longer readily available, the Company will value its syndicated loans using alternative methods, such as estimated net present values of the future cash flows or discounted cash flows (“DCF”). The use of a DCF methodology follows that prescribed by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” which provides guidance on the use of a reporting entity’s own assumptions about future cash flows and risk-adjusted discount rates when relevant observable inputs, such as quotes in active markets, are not available. When relevant observable market data does not exist, the alternative outlined in ASC 820 is the use of valuing investments based on DCF. For the purposes of using DCF to provide fair value estimates, the Company considers multiple inputs such as a risk-adjusted discount rate that incorporates adjustments that market participants would make both for nonperformance and liquidity risks. As such, the Company develops a modified discount rate approach that incorporates risk premiums including, among others, increased probability of default, or higher loss given default or increased liquidity risk. The DCF valuations applied to the syndicated loans provide an estimate of what the Company believes a market participant would pay to purchase a syndicated loan in an active market, thereby establishing a fair value. The Company will apply the DCF methodology in illiquid markets until quoted prices are available or are deemed reliable based on trading activity.

As of September 30, 2010, the Company assessed trading activity in its syndicated loan assets and determined that there continued to be market liquidity and a secondary market for these assets. Thus, firm bid prices or IBPs were used to fair value the Company’s remaining syndicated loans as of September 30, 2010.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securities for which no market exists:  The valuation methodology for securities for which no market exists falls into three categories: (1) portfolio investments comprised solely of debt securities; (2) portfolio investments in controlled companies comprised of a bundle of securities, which can include debt and equity securities; and (3) portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and equity securities.

(1) Portfolio investments comprised solely of debt securities:  Debt securities that are not publicly-traded on an established securities market, or for which a limited market does not exist (“Non-Public Debt Securities”), and that are issued by portfolio companies where the Company has no equity or equity-like securities, are fair valued in accordance with the terms of the Policy, which utilizes opinions of value submitted to the Company by Standard & Poor’s Securities Evaluations, Inc. (“SPSE”). The Company may also submit paid in kind (“PIK”) interest to SPSE for its evaluation when it is determined that PIK interest is likely to be received.

(2) Portfolio investments in controlled companies comprised of a bundle of investments, which can include debt and equity securities:  The fair value of these investments is determined based on the total enterprise value (“TEV”) of the portfolio company, or issuer, utilizing a liquidity waterfall approach under ASC 820 for the Company’s Non-Public Debt Securities and equity or equity-like securities (e.g. preferred equity, common equity, or other equity-like securities) that are purchased together as part of a package, where the Company has control or could gain control through an option or warrant security; both the debt and equity securities of the portfolio investment would exit in the mergers and acquisition market as the principal market, generally through a sale or recapitalization of the portfolio company. In accordance with ASC 820, the Company applies the in-use premise of value which assumes the debt and equity securities are sold together. Under this liquidity waterfall approach, the Company first calculates the TEV of the issuer by incorporating some or all of the following factors to determine the TEV of the issuer:

•	the issuer’s ability to make payments;

•	the earnings of the issuer;

•	recent sales to third parties of similar securities;

•	the comparison to publicly traded securities; and

•	DCF or other pertinent factors.

In gathering the sales to third parties of similar securities, the Company may reference industry statistics and use outside experts. Once the Company has estimated the TEV of the issuer, the Company will subtract the value of all the debt securities of the issuer, which are valued at the contractual principal balance. Fair values of these debt securities are discounted for any shortfall of TEV over the total debt outstanding for the issuer. Once the values for all outstanding senior securities (which include the debt securities) have been subtracted from the TEV of the issuer, the remaining amount, if any, is used to determine the value of the issuer’s equity or equity-like securities. If, in the Adviser’s judgment, the liquidity waterfall approach does not accurately reflect the value of the debt component, the Adviser may recommend that the Company use a valuation by SPSE, or if that is unavailable, a DCF valuation technique.

(3) Portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and equity securities:  The Company values Non-Public Debt Securities that are purchased together with equity or equity-like securities from the same portfolio company, or issuer, for which the Company does not control or cannot gain control as of the measurement date, using a hypothetical secondary market as the Company’s principal market. In accordance with ASC 820, the Company determines its fair value of these debt securities of non-control investments assuming the sale of an individual debt security using the in-exchange premise of value. As such, the Company estimates the fair value of the debt component using estimates of value provided by SPSE and its own assumptions in the absence of observable market data, including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. Subsequent to

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2009, for equity or equity-like securities of investments for which the Company does not control or cannot gain control as of the measurement date, the Company estimates the fair value of the equity using the in-exchange premise of value based on factors such as the overall value of the issuer, the relative fair value of other units of account including debt, or other relative value approaches. Consideration is also given to capital structure and other contractual obligations that may impact the fair value of the equity. Further, the Company may utilize comparable values of similar companies, recent investments and indices with similar structures and risk characteristics or its own assumptions in the absence of other observable market data and may also employ DCF valuation techniques.

(4) Portfolio investments comprised of non-publicly traded non-control equity securities of other funds:  The Company values any uninvested capital of the non-control fund at par value and value any invested capital at the value provided by the non-control fund.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been obtained had a ready market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned. There is no single standard for determining fair value in good faith, as fair value depends upon circumstances of each individual case. In general, fair value is the amount that the Company might reasonably expect to receive upon the current sale of the security in an arms-length transaction in the security’s principal market.

Refer to Note 3 for additional information regarding fair value measurements and the Company’s adoption of ASC 820.

Interest Income Recognition

Interest income, adjusted for amortization of premiums and acquisition costs and for the accretion of discounts, is recorded on the accrual basis to the extent that such amounts are expected to be collected. Generally, when a loan becomes 90 days or more past due or if the Company’s qualitative assessment indicates that the debtor is unable to service its debt or other obligations, the Company will place the loan on non-accrual status and cease recognizing interest income on that loan until the borrower has demonstrated the ability and intent to pay contractual amounts due. However, the Company remains contractually entitled to this interest. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management’s judgment, are likely to remain current. As of September 30, 2010, two Non-Control/Non-Affiliate investment and four Control investments were on non-accrual with an aggregate cost basis of approximately $29,926, or 10.0% of the cost basis of all loans in the Company’s portfolio. As of September 30, 2009, one Non-Control/Non-Affiliate investment and four Control investments were on non-accrual with an aggregate cost basis of approximately $10,022, or 2.8% of the cost basis of all loans in the Company’s portfolio. Conditional interest, or a success fee, is recorded when earned or upon full repayment of a loan investment. Success fees are recorded upon receipt. Success fees are contractually due upon a change of control in a portfolio company and are recorded in Other income in the Company’s consolidated statements of operations.

Paid in Kind Interest and Original Issue Discount

The Company has one loan in its portfolio which contains a paid in kind (“PIK”) provision. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as income. To maintain the Company’s status as a RIC, this non-cash source of income must be paid out to stockholders in the form of distributions, even though the Company has not yet collected the cash. The Company recorded PIK income of $53, $166 and $58 for the fiscal years ended September 30, 2010, 2009 and 2008, respectively.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company also transfers past due interest to the principal balance as stipulated in certain loan amendments with portfolio companies. For the fiscal years ended September 30, 2010, 2009 and 2008, respectively, the Company rolled over past due interest to the principal balance of $529, $1,455 and $0. For the fiscal year ended September 30, 2010, the Company also rolled over past due interest to a portfolio company’s principal balance of $715, and then recorded an adjustment against that principal balance since the loan was on non-accrual and the collectability of the additional principal was uncertain. This adjustment had no net impact to the consolidated statement of operations.

The Company has four original issue discount (“OID”) loans. The Company recorded OID income of $21, $206 and $0 for the fiscal years ended September 30, 2010, 2009 and 2008, respectively.

Realized Gain or Loss and Unrealized Appreciation or Depreciation of Portfolio Investments

Gains or losses on the sale of investments are calculated by using the specific identification method. Realized gain or loss is recognized when an investment is disposed of and is computed as the difference between the Company’s cost basis in the investment at the disposition date and the net proceeds received from such disposition. Unrealized appreciation or depreciation displays the difference between the fair market value of the investment and the cost basis of such investment. The Company must determine the fair value of each individual investment on a quarterly basis and record changes in fair value as unrealized appreciation or depreciation in its consolidated statement of operations.

Costs Related to Shelf Registration Statements

Costs related to shelf registration statement filings are recorded as prepaid assets. These expenses are charged as a reduction of capital upon utilization, in accordance with ASC 946-20, “Investment Company Activities.”

Deferred Finance Costs

Costs associated with the Company’s line of credit are deferred and amortized over the life of the credit facility. These costs are amortized in the consolidated statement of operations as amortization of deferred financing fees using the straight line method.

Receivables from Portfolio Companies

Receivables from portfolio companies represent non-recurring costs incurred on behalf of the portfolio companies. The Company maintains an allowance for uncollectible receivables from portfolio companies, which is determined based on historical experience and management’s expectations of future losses. The Company charges the accounts receivable to the established provision when collection efforts have been exhausted and the receivables are deemed uncollectible. As of September 30, 2010 and 2009, the Company had gross receivables from portfolio companies of $611 and $1,528, respectively. The allowance for uncollectible receivables were $322 and $0 as of September 30, 2010 and 2009, respectively.

Related Party Costs

The Company has entered into an investment advisory and management agreement (the “Advisory Agreement”) with the Adviser, which is controlled by the Company’s chairman and chief executive officer. In accordance with the Advisory Agreement, the Company pays the Adviser fees as compensation for its services, consisting of a base management fee and an incentive fee. The Company has entered into an administration agreement (the “Administration Agreement”) with Gladstone Administration, LLC (the “Administrator) whereby it pays separately for administrative services. These fees are accrued when the services are performed and generally paid one month in arrears. Refer to Note 4 for additional information regarding these related party costs and agreements.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Federal Income Taxes

The Company intends to continue to qualify for treatment as a RIC under subchapter M of the Code. As a RIC, the Company will not be subject to federal income tax on the portion of its taxable income and gains distributed to stockholders. To qualify as a RIC, the Company must meet certain source-of-income, asset diversification, and annual distribution requirements. Under the annual distribution requirement, the Company is required to distribute at least 90% of its investment company taxable income, as defined by the Code. The Company intends to distribute at least 90% of its ordinary income, and as a result, no income tax provisions have been recorded. The Company may, but does not intend to, pay out a return of capital.

ASC 740-10, “Income Taxes” requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authorities. Tax positions not deemed to satisfy the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year. As of September 30, 2010 tax years 2006, 2007, 2008 and 2009 were open. The Company has evaluated the implications of ASC 740, for all open tax years and in all major tax jurisdictions, and determined that there is no material impact on the consolidated financial statements.

Dividends and Distributions

Distributions to stockholders are recorded on the ex-dividend date. The Company is required to pay out at least 90% of its ordinary income and short-term capital gains for each taxable year as a dividend to its stockholders in order to maintain its status as a RIC under Subtitle A, Chapter 1 of Subchapter M of the Code. It is the policy of the Company to pay out as a dividend up to 100% of those amounts. The amount to be paid out as a dividend is determined by the Board of Directors each quarter and is based on the annual earnings estimated by the management of the Company. Based on that estimate, a dividend is declared each quarter and is paid out monthly over the course of the respective quarter. At year-end the Company may pay a bonus dividend, in addition to the monthly dividends, to ensure that it has paid out at least 90% of its ordinary income and short-term capital gains for the year. The Company may retain long-term capital gains, if any, and not pay them out as dividends. If the Company decides to retain long-term capital gains, the portion of the retained capital gains will be subject to a 35% tax.

Recent Accounting Pronouncements

In August 2009, the FASB issued Accounting Standard Update (“ASU”) No. 2009-05, “Fair Value Measurements and Disclosures: Measuring Liabilities at Fair Value.” The update provides clarification to ASC 820 for the valuation techniques required to measure the fair value of liabilities. ASU No. 2009-05 also provides clarification around required inputs to the fair value measurement of a liability and definition of a Level 1 liability. ASU No. 2009-05 is effective for interim and annual periods beginning after August 28, 2009. The Company adopted ASU No. 2009-05 beginning with the quarter ended December 31, 2009. The adoption of this standard did not have a material effect on the Company’s financial position and results of operations.

In September 2009, the FASB issued ASU No. 2009-12, “Measuring Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” that provides additional guidance on how companies should estimate the fair value of certain alternative investments, such as hedge funds, private equity funds and venture capital funds. The fair value of such investments can now be determined using net asset value (“NAV”) as a practical expedient, unless it is probable that the investment will not be sold at a price equal to NAV. In those situations, the practical expedient cannot be used and disclosure of the remaining actions necessary to complete the sale will be required. New disclosures of the attributes of all investments within the scope of the new guidance is required, regardless of whether an entity used the practical expedient to measure the fair value of any of its investments. ASU No. 2009-12 is effective for the first annual or interim reporting period ending after December 15, 2009, with early application permitted. The Company determined that the adoption of this standard did not have a material effect on its financial position and results of operations as of and for the year ended September 30, 2010.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2009, the FASB issued ASU No. 2009-17, “Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” that amends the FASB ASC for the issuance of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R).” The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact such entity’s economic performance and (1) the obligation to absorb losses of such entity or (2) the right to receive benefits from such entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in ASU No. 2009-17 also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. ASU No. 2009-17 is effective for annual periods beginning after November 15, 2009. The Company does not believe the adoption of this standard will have a material effect on its financial position and results of operations.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures,” that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The Company adopted ASU No. 2010-06 during the year ended September 30, 2010. The adoption of this standard did not have a material effect on the Company’s financial position and results of operations.

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events,” that amended its guidance on subsequent events. Securities and Exchange Commission (“SEC”) filers are not required to disclose the date through which an entity has evaluated subsequent events. The amended guidance was effective upon issuance for all entities.

In February 2010, the FASB issued ASU 2010-10, “Consolidations” to defer FAS 167, Amendments to FASB Interpretation No. 46(R), for certain investment entities that have the attributes of entities subject to ASC 946 (the “investment company guide”). In addition, the ASU (1) amends the requirements for evaluating whether a decision maker or service contract is a variable interest to clarify that a quantitative approach should not be the sole consideration in assessing the criteria and (2) clarifies that related parties should be considered in applying all of the decision maker and service contract criteria. The Company’s adoption of this standard did not have a material effect on its financial position and results of operations.

Note 3.	Investments

The Company adopted ASC 820 on October 1, 2008. In part, ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. ASC 820 provides a consistent definition of fair value that focuses on exit price in the principal, or most advantageous, market and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. ASC 820 also establishes the following three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 inputs are in those markets for which there are

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers; and

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are those inputs that reflect the Company’s own assumptions that market participants would use to price the asset or liability based upon the best available information.

As of September 30, 2010, all of the Company’s assets were valued using Level 3 inputs.

The following tables present the financial instruments carried at fair value as of September 30, 2010 and 2009, by caption on the accompanying consolidated statements of assets and liabilities for each of the three levels of hierarchy:

	As of September 30, 2010
				Total Fair Value
				Reported in
				Consolidated Statements of
	Level 1	Level 2	Level 3	Assets and Liabilities

Non-Control/Non-Affiliate Investments
Senior Term Loans	$—	$—	$163,203	$163,203
Senior Subordinated Term Loans	—	—	59,463	59,463
Preferred Equity	—	—	387	387
Common Equity/Equivalents	—	—	684	684

Total investments at fair value	$—	$—	$223,737	$223,737

Control Investments
Senior Term Loans	$—	$—	$9,393	$9,393
Senior Subordinated Term Loans	—	—	22,436	22,436
Common Equity/Equivalents	—	—	1,543	1,543

Total investments at fair value	$—	$—	$33,372	$33,372

Total investments at fair value	$—	$—	$257,109	$257,109

	As of September 30, 2009
				Total Fair Value
				Reported in
				Consolidated Statements of
	Level 1	Level 2	Level 3	Assets and Liabilities

Non-Control/Non-Affiliate Investments
Senior Term Loans	$—	$—	$203,102	$203,102
Senior Subordinated Term Loans	—	—	81,826	81,826
Common Equity/Equivalents	—	—	2,069	2,069

Total investments at fair value	$—	$—	$286,997	$286,997

Control Investments
Senior Term Loans	$—	$—	$9,189	$9,189
Senior Subordinated Term Loans	—	—	23,967	23,967
Common Equity/Equivalents	—	—	816	816

Total investments at fair value	$—	$—	$33,972	$33,972

Total investments at fair value	$—	$—	$320,969	$320,969

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in Level 3 Fair Value Measurements

The following tables provide a roll-forward in the changes in fair value during the year ended September 30, 2010 and 2009 for all investments for which the Company determines fair value using unobservable (Level 3) factors. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable factors that are part of the valuation methodology.

Fair value measurements using unobservable data inputs (Level 3)

Fiscal Year 2010:

	Non-Control/
	Non-Affiliate	Control
Twelve Months Ended September 30, 2010:	Investments	Investments	Total

Fair value as of September 30, 2009	$286,997	$33,972	$320,969
Total gains or losses
Realized losses(a)	(28)	(2,865)	(2,893)
Reversal of prior period depreciation on realization(b)	3,546	2,865	6,411
Unrealized appreciation (depreciation)(b)	1,098	(5,192)	(4,094)
New investments, repayments and settlements(c)
Issuances/New investments	17,774	4,627	22,401
Settlements/Repayments	(82,531)	(35)	(82,566)
Sales	(3,119)	—	(3,119)
Transfers into/out of Level 3	—	—	—

Fair value as of September 30, 2010	$223,737	$33,372	$257,109

	Senior	Senior		Common
	Term	Subordinated	Preferred	Equity/
Twelve Months Ended September 30, 2010:	Loans	Term Loans	Equity	Equivalents	Total

Fair value as of September 30, 2009	$212,290	$105,794	$—	$2,885	$320,969
Total gains or losses
Realized (losses) gains(a)	(2,104)	(571)	(1,584)	1,366	(2,893)
Reversal of prior period depreciation (appreciation) on realization(b)	3,453	1,620	1,584	(246)	6,411
Unrealized (depreciation) appreciation(b)	(3,016)	(758)	386	(706)	(4,094)
New investments, repayments, and settlements, net(c)
Issuances/New investments	19,551	2,355	—	495	22,401
Settlements/Repayments	(56,653)	(24,347)	—	(1,566)	(82,566)
Sales	(925)	(2,194)	—	—	(3,119)
Transfers into/out of Level 3	—	—	—	—	—

Fair value as of September 30, 2010	$172,596	$81,899	$386	$2,228	$257,109

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Year 2009:

	Non-Control/
	Non-Affiliate	Control
Twelve Months Ended September 30, 2009:	Investments	Investments	Derivative	Total

Fair value as of September 30, 2008	$407,153	$780	$—	$407,933
Total gains or losses
Realized losses(a)	(26,411)	—	(304)	(26,715)
Reversal of prior period depreciation on realization(b)	24,531	—	304	24,835
Unrealized (depreciation) appreciation(b)	(16,582)	1,564	—	(15,018)
New investments, repayments, and settlements, net(c)	(101,694)	31,628	—	(70,066)
Transfers in (out) of Level 3	—	—	—	—

Fair value as of September 30, 2009	$286,997	$33,972	$—	$320,969

	Senior	Senior		Common
	Term	Subordinated	Preferred	Equity/
Twelve Months Ended September 30, 2009:	Loans	Term Loans	Equity	Equivalents	Derivative	Total

Fair value as of September 30, 2008	$265,297	$140,676	$—	$1,960	$—	$407,933
Total gains or losses
Realized losses(a)	(5,595)	(20,816)	—	—	(304)	(26,715)
Reversal of prior period depreciation on realization(b)	4,773	19,758	—	—	304	24,835
Unrealized (depreciation) appreciation(b)	(43)	(15,455)	(444)	924	—	(15,018)
New investments, repayments, and settlements, net(c)	(52,142)	(18,369)	444	1	—	(70,066)
Transfers into/out of Level 3	—	—	—	—		—

Fair value as of September 30, 2009	$212,290	$105,794	$—	$2,885	$—	$320,969

(a)	Included in net realized loss on investments on the accompanying consolidated statements of operations for the years ended September 30, 2010 and 2009.

(b)	Included in unrealized appreciation (depreciation) on investments on the accompanying consolidated statements of operations for the years ended September 30, 2010 and 2009.

(c)	Includes increases in the cost basis of investments resulting from new portfolio investments, the amortization of discounts, premiums and closing fees as well as decreases in the cost basis of investments resulting from principal repayments or sales.

Non-Control/Non-Affiliate Investments

As of September 30, 2010 and 2009, the Company held Non-Control/Non-Affiliate investments in the aggregate of approximately $223,737 and $286,997, at fair value, respectively.

Control and Affiliate Investments

As of September 30, 2010 and 2009, the Company held Control investments in the aggregate of approximately $33,372 and $33,972, at fair value, respectively. As of September 30, 2010, the Control investments were comprised

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of BERTL, Inc. (“BERTL”), Defiance Integrated Technologies, Inc. (“Defiance”), Lindmark Acquisition, LLC (“Lindmark”), LocalTel, LLC (“LocalTel”), Midwest Metal Distribution, Inc (“Midwest Metal”) and U.S. Healthcare Communications, Inc. (“U.S. Healthcare”).

•	BERTL: The Company originally purchased a past due debt instrument in MCA Communications, LLC, and the Company accepted a deed in lieu of foreclosure in satisfaction of BERTL’s obligations under the debt instrument in September 2007. BERTL is a web-based evaluator of digital imaging products.

•	Defiance: In July 2009, the Company acquired from the previous owner certain assets of Defiance Acquisition Corp., consisting of tangible and intangible personal property. The Company acquired these assets through a newly formed subsidiary, Defiance, and intends to continue the business under its control. Defiance is a manufacturer of trucking parts.

•	Lindmark: In March 2009, the Company acquired from the previous owner certain assets of Lindmark Outdoor Advertising, LLC, consisting of all tangible and intangible personal property. The Company acquired these assets through a newly formed subsidiary, Lindmark Holdings Corp., and intends to continue the business under its control. Lindmark is a billboard advertising company.

•	LocalTel: In July 2008, the Company acquired from the previous owner certain assets of LocalTel, Inc., consisting of all tangible and intangible personal property. The Company acquired these assets through a newly formed subsidiary, LYP Holdings Corp., and intends to continue the business under its control. LocalTel is a publisher of community yellow page directories.

•	Midwest Metal: In September 2009, the Company took control of certain entities of Clinton Holdings, LLC by exercising contractual rights under the investment documents. In July 2010, the Company acquired stock ownership through a newly formed subsidiary, Gladstone Metal, LLC, and intends to continue the business under its control. Midwest Metal is a metal service center for aluminum and stainless steel products.

•	U.S. Healthcare: The Company offered at public sale certain assets of U.S. Healthcare Communications, LLC in January 2008, consisting generally of all fixtures of tangible and intangible personal property. The Company acquired these assets in the sale through a newly formed subsidiary, U.S. Healthcare, and intends to continue the business under its control. U.S. Healthcare is a trade magazine operator.

Investment Concentrations

As of September 30, 2010, the Company had aggregate investments in 39 portfolio companies and approximately 67.1% of the aggregate fair value of such investments was senior term loans, approximately 31.9% was senior subordinated term loans, no investments were in junior subordinated loans and approximately 1.0% was in equity securities. The following table outlines the Company’s investments by type as of September 30, 2010 and 2009:

	September 30, 2010		September 30, 2009
	Cost	Fair Value	Cost	Fair Value

Senior Term Loans	$200,041	$172,596	$240,172	$212,290
Senior Subordinated Term Loans	93,987	81,899	118,743	105,794
Preferred Equity	444	387	2,028	—
Common Equity/Equivalents	3,744	2,227	3,450	2,885

Total Investments	$298,216	$257,109	$364,393	$320,969

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments at fair value consisted of the following industry classifications as of September 30, 2010 and 2009:

	September 30, 2010		September 30, 2009
		Percentage of		Percentage of
Industry Classification	Fair Value	Total Investments	Fair Value	Total Investments

Broadcast (TV & Radio)	$44,562	17.3%	$43,403	13.5%
Healthcare, Education & Childcare	41,098	16.0%	58,054	18.1%
Printing & Publishing	37,705	14.7%	37,864	11.8%
Electronics	25,080	9.8%	27,899	8.7%
Mining, Steel, Iron & Non-Precious Metals	24,343	9.5%	21,926	6.8%
Retail Stores	19,620	7.6%	23,669	7.4%
Buildings & Real Estate	12,454	4.8%	12,882	4.0%
Home & Office Furnishings	10,666	4.1%	16,744	5.2%
Automobile	9,868	3.8%	7,999	2.5%
Personal & Non-durable Consumer Products	9,230	3.6%	8,714	2.7%
Machinery	8,719	3.4%	9,202	2.9%
Chemicals, Plastics & Rubber	7,044	2.7%	15,884	4.9%
Leisure, Amusement, Movies & Entertainment	3,994	1.6%	5,091	1.6%
Diversified/Conglomerate Manufacturing	2,042	0.8%	1,236	0.4%
Aerospace & Defense	400	0.2%	1,857	0.6%
Farming & Agriculture	284	0.1%	9,309	2.9%
Diversified Natural Resources, Precious Metals & Minerals	—	—	13,589	4.2%
Cargo Transport	—	—	5,427	1.7%
Textiles & Leather	—	—	220	0.1%

Total	$257,109	100.0%	$320,969	100.0%

The investments at fair value consisted of the following geographic regions of the United States as of September 30, 2010 and 2009:

	September 30, 2010		September 30, 2009
		Percent of		Percentage of
Geographic Region	Fair Value	Total Investments	Fair Value	Total Investments

Midwest	$142,357	55.4%	$172,263	53.7%
West	59,892	23.3%	65,678	20.5%
Northeast	22,913	8.9%	14,170	4.4%
Mid-Atlantic	14,482	5.6%	28,437	8.8%
Southeast	11,038	4.3%	34,708	10.8%
U.S. Territory	6,427	2.5%	5,713	1.8%

	$257,109	100.0%	$320,969	100.0%

The geographic region depicts the location of the headquarters for the Company’s portfolio companies. A portfolio company may have a number of other locations in other geographic regions.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investment Principal Repayment

The following table summarizes the contractual principal repayment and maturity of the Company’s investment portfolio by fiscal year, assuming no voluntary prepayments:

Fiscal Year Ending September 30,	Amount
2011	$59,575
2012	72,201
2013	124,496
2014	31,840
2015	6,850

Total Contractual Repayments	$294,962
Investments in equity securities	4,189
Unamortized premiums, discounts and investment acquisition costs on debt securities	(935)

Total	$298,216

Note 4.	Related Party Transactions

Loans to Employees

The Company provided loans to employees of the Adviser, who at the time the loans were provided were joint employees of the Company and either the Adviser or the Company’s previous investment adviser, Gladstone Capital Advisers, Inc., for the exercise of options under the Company’s Amended and Restated 2001 Equity Incentive Plan, which has since been terminated. The loans require the quarterly payment of interest at the market rate in effect at the date of issue, have varying terms not exceeding ten years and have been recorded as a reduction of net assets. The loans are evidenced by full recourse notes that are due upon maturity or 60 days following termination of employment, and the shares of common stock purchased with the proceeds of the loan are posted as collateral. No new loans were issued during the years ended September 30, 2010 or 2009. The Company received $1,400 and $6 of principal repayments during the years ended September 30, 2010 and 2009, respectively. The Company recognized interest income from all employee stock option loans of $437, $468 and $471 for the years ended September 30, 2010, 2009 and 2008, respectively.

During the year ended September 30, 2010, $515 of an employee stock option loan to a former employee of the Adviser was transferred from notes receivable — employees to other assets in connection with the termination of her employment with the Adviser and the later amendment of the loan. The interest on the loan from the time the employee’s employment ended with the Adviser is included in other income on the accompanying consolidated statement of operations.

On September 7, 2010, the Company entered into redemption agreements (the “Redemption Agreements”) with David Gladstone, the Company’s Chairman and Chief Executive Officer, and Laura Gladstone, the daughter of Mr. Gladstone, in connection with the maturity of secured promissory notes executed by Mr. Gladstone and Ms. Gladstone in favor of the Company on August 23, 2001, in the principal amounts of $5,900 and $275 (the “Notes”). Mr. and Ms. Gladstone executed the Notes in payment of the exercise price of certain stock options (the “Options”) to acquire shares of the Company’s common stock. Concurrently with the execution of the Notes, the Company and Mr. and Ms. Gladstone entered into a Stock Pledge Agreements (the “Pledge Agreements”), pursuant to which Mr. and Ms. Gladstone granted to the Company a first priority security interest in the Pledged Collateral (as defined in the Pledge Agreement), which includes 393,334 and 18,334 shares, respectively, of the Company’s common stock that Mr. and Ms. Gladstone acquired pursuant to the exercise of the Options (the “Pledged Shares”). An event of default was triggered under the Notes by virtue of Mr. and Ms. Gladstone’s failure to repay the amounts outstanding under the Notes within five business days of August 23, 2010. The Redemption Agreements provide

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that, pursuant to the terms and conditions thereof, the Company will automatically accept and retire the Pledged Shares in partial or full satisfaction, as applicable, of Mr. and Ms. Gladstone’s obligations to the Company under the Notes at such time, if ever, that the trading price of the Company’s common stock reaches $15 per share. In entering into the Redemption Agreements, the Company reserved all of its existing rights under the Notes and the Pledge Agreements, including but not limited to the ability to foreclose on the Pledged Collateral at any time.

Compensation Expense

During the year ended September 30, 2010, the employee stock option loans of two former employees were converted from recourse to non-recourse loans. In connection with these conversions, the Company repurchased and retired the shares of common stock pledged as collateral for the loans, which shares had previously been acquired upon the exercise of the stock options in consideration for the issuance of the loans. The repurchases were accounted for as treasury stock transactions at the fair value of the shares, based on the trading price of the Company’s common stock on the date of the transactions, totaling $420. Since the value of the stock option loans totaled $665, the Company recorded non-cash compensation expense of $245.

Investment Advisory and Management Agreement

In accordance with the Advisory Agreement, the Company pays the Adviser fees as compensation for its services, consisting of a base management fee and an incentive fee. On July 7, 2010, the Company’s Board of Directors approved the renewal of the Advisory Agreement through August 31, 2011.

The following tables summarize the management fees, incentive fees and associated credits reflected in the accompanying consolidated statements of operations:

	Year Ended September 30,
	2010	2009	2008

Average total assets subject to base management fee(1)	$304,250	$381,250	$416,450
Multiplied by pro-rated annual base management fee of 2.0%	2.0%	2.0%	2.0%

Unadjusted base management fee	6,085	7,625	8,329
Reduction for loan servicing fees(2)	3,412	5,620	6,117

Base management fee(2)	2,673	2,005	2,212
Credit for fees received by Adviser from the portfolio companies	(213)	(89)	(1,678)
Fee reduction for the voluntary, irrevocable waiver of 2% fee on senior syndicated loans to 0.5% per annum(3)	(42)	(265)	(408)

Net base management fee	$2,418	$1,651	$126

Incentive fee	$1,823	$3,326	$5,311
Credit from voluntary, irrevocable waiver issued by Adviser’s board of directors	(165)	(3,326)	(5,311)

Net incentive fee	$1,658	$—	$—

Credit for fees received by Adviser from the portfolio companies	$(213)	$(89)	$(1,678)
Fee reduction for the voluntary, irrevocable waiver of 2% fee on senior syndicated loans to 0.5% per annum	(42)	(265)	(408)
Incentive fee credit	(165)	(3,326)	(5,311)

Credit to base management and incentive fees from Adviser	$(420)	$(3,680)	$(7,397)

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash and cash equivalents resulting from borrowings, valued at the end of the four most recently completed quarters and appropriately adjusted for any share issuances or repurchases during the current year.

(2)	Reflected as a line item on the consolidated statement of operations located elsewhere in this report.

(3)	The board of our Adviser voluntarily, irrevocably and unconditionally waived on a quarterly basis the annual 2.0% base management fee to 0.5% for senior syndicated loan participations for the years ended September 30, 2010, 2009 and 2008. Fees waived cannot be recouped by the Adviser in the future.

Base Management Fee

The base management fee is payable quarterly and assessed at a rate of 2.0%, computed on the basis of the Company’s average gross assets at the end of the two most recently completed quarters, which are total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulted from borrowings. In addition, the following three items are adjustments to the base management fee calculation:

•	Loan Servicing Fees

The Adviser also services the loans held by Business Loan, in return for which it receives a 2.0% annual fee based on the monthly aggregate outstanding balance of loans pledged under the Company’s line of credit. Since the Company owns these loans, all loan servicing fees paid to the Adviser are treated as reductions directly against the 2.0% base management fee under the Advisory Agreement.

•	Senior Syndicated Loan Fee Waiver

The Company’s Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations, for the years ended September 30, 2010 and 2009.

•	Portfolio Company Fees

Under the Advisory Agreement, the Adviser has also provided, and continues to provide, managerial assistance and other services to the Company’s portfolio companies and may receive fees for services other than managerial assistance. 50% of certain of these fees are credited against the base management fee that the Company would otherwise be required to pay to the Adviser.

Incentive Fee

The incentive fee consists of two parts: an income-based incentive fee and a capital gains incentive fee. The income-based incentive fee rewards the Adviser if the Company’s quarterly net investment income (before giving effect to any incentive fee) exceeds 1.75% of the Company’s net assets (the “hurdle rate”). The Company will pay the Adviser an income-based incentive fee with respect to the Company’s pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which its pre-incentive fee net investment income does not exceed the hurdle rate (7% annualized);

•	100% of pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The second part of the incentive fee is a capital gains-based incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date) and equals 20% of the Company’s realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to the Adviser, the Company calculates the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since the Company’s inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in its portfolio.

In addition to the base management and incentive fees under the Advisory Agreement, certain fees received by the Adviser from the Company’s portfolio companies are paid by the Adviser and credited under the Advisory Agreement. Effective April 1, 2007, 50% of certain of the fees received by the Adviser are credited against the base management fee, whereas prior to such date 100% of those fees were credited against the base management fee. In addition, the Company continues to pay its direct expenses including, but not limited to, directors’ fees, legal and accounting fees, stockholder related expenses, and directors and officers insurance under the Advisory Agreement.

As a business development company, the Company makes available significant managerial assistance to our portfolio companies and provide other services to such portfolio companies. Although, neither we nor our Adviser currently receives fees in connection with managerial assistance, our Adviser provides other services to our portfolio companies and receives fees for these other services. For example, certain of our portfolio companies contract directly with our Adviser for the provision of consulting services.

Administration Agreement

Under the Administration Agreement, the Company pays separately for administrative services. The Administration Agreement provides for payments equal to the Company’s allocable portion of the Administrator’s overhead expenses in performing its obligations under the Administration Agreement, including, but not limited to, rent and the allocable portion of salaries and benefits expenses of the Company’s chief financial officer, chief compliance officer, internal counsel, treasurer and their respective staffs. For the fiscal years ended September 30, 2010 and 2009, the Company recorded administration fees of $807 and $872, respectively. On July 7, 2010, the Company’s Board of Directors approved the renewal of the Administration Agreement with the Administrator through August 31, 2011.

Related Party Fees Due

Amounts due to related parties in the accompanying consolidated statements of assets and liabilities were as follows:

	As of September 30,	As of September 30,
	2010	2009

Unpaid base management fee to Adviser	$319	$617
Unpaid incentive fee to Adviser	158	—
Unpaid loan servicing fees to Adviser	196	217

Total Fees due to Adviser	673	834

Unpaid administration fee due to Administrator	267	216

Total related party fees due	$940	$1,050

As of September 30, 2010 and September 30, 2009, Due from Adviser totaled $0 and $69, respectively, which included reimbursements for non-recurring costs incurred on behalf of the portfolio companies.

Note 5.	Line of Credit

On March 15, 2010, the Company, through Business Loan, entered into a fourth amended and restated credit agreement which currently provides for a $127,000 revolving line of credit arranged by Key Equipment Finance Inc. as administrative agent (the “Credit Facility”). Branch Banking and Trust Company and ING Capital LLC also joined the Credit Facility as committed lenders. Subject to certain terms and conditions, the Credit Facility may be expanded up to

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$202,000 through the addition of other committed lenders to the facility. Advances under the Credit Facility will generally bear interest at the 30-day London Interbank Offered Rate (“LIBOR”) (subject to a minimum rate of 2.0%), plus 4.5% per annum, with a commitment fee of 0.5% per annum on undrawn amounts. As of September 30, 2010, there was a cost basis of approximately $16,800 of borrowings outstanding under the Credit Facility at an average interest rate of 6.5%. Available borrowings are subject to various constraints imposed under the Credit Facility, based on the aggregate loan balance pledged by Business Loan. Interest is payable monthly during the term of the Credit Facility. The Credit Facility matures on March 15, 2012, and, if the facility is not renewed or extended by this date, all unpaid principal and interest will be due and payable on March 15, 2013. In addition, if the Credit Facility is not renewed on or before March 15, 2012, the Company will be required to use all principal collections from its loans to pay outstanding principal on the Credit Facility.

In addition to the annual interest rate on borrowings outstanding, under the Credit Facility the Company will be obligated to pay an annual minimum earnings shortfall fee to the committed lenders on March 15, 2011. The minimum earnings shortfall fee will be calculated as the difference between the weighted average of borrowings outstanding under the Credit Facility and 50.0% of the commitment amount of the Credit Facility, multiplied by 4.5% per annum, less commitment fees paid during the year. As of September 30, 2010, the Company had accrued approximately $590 in minimum earnings shortfall fees.

The Credit Facility contains covenants that require Business Loan to maintain its status as a separate entity, prohibit certain significant corporate transactions (such as mergers, consolidations, liquidations or dissolutions), and restrict material changes to the Company’s credit and collection policies. The facility requires a minimum of 20 obligors in the borrowing base and also limits payments of distributions. As of September 30, 2010, Business Loan had 23 obligors and the Company was in compliance with all of the facility covenants. See Note 13 for a discussion of a recent amendment to the Credit Facility.

Fair Value

The Company elected to apply ASC 825, “Financial Instruments,” specifically for the Credit Facility, which was consistent with its application of ASC 820 to its investments. The Company estimated the fair value of the Credit Facility using estimates of value provided by an independent third party and its own assumptions in the absence of observable market data, including estimated remaining life, credit party risk, current market yield and interest rate spreads of similar securities as of the measurement date. The following table presents the Credit Facility carried at fair value as of September 30, 2010 and September 30, 2009, by caption on the accompanying consolidated statements of assets and liabilities for each of the three levels of hierarchy established by ASC 820:

	Borrowings under Line of Credit
				Total Fair Value
				Reported in
				Consolidated Statement of
	Level 1	Level 2	Level 3	Assets and Liabilities

September 30, 2010	$—	$—	$17,940	$17,940
September 30, 2009	$—	$—	$83,350	$83,350

The following table provides a roll-forward in the changes in fair value during the year ended September 30, 2010 and 2009, for the Credit Facility for which the Company determines fair value using unobservable (Level 3) factors. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated by external

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sources). Accordingly, the losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

Fair value measurements using unobservable data inputs (Level 3)

	Year Ended September 30,
	2010	2009

Fair value as of September 30, 2009 and 2008, respectively(a)	$83,350	$151,030
Unrealized appreciation(b)	790	350
Borrowings	24,900	48,800
Repayments	(91,100)	(116,830)
Transfers into/out of Level 3	—	—

Fair value as of September 30, 2010 and 2009, respectively	$17,940	$83,350

(a)	ASC 825 was not adopted until the quarter ended June 30, 2009; therefore, the Credit Facility is shown at its principal balance outstanding at September 30, 2008 in the table above.

(b)	Included in unrealized appreciation on borrowings under line of credit on the accompanying consolidated statements of operations for the years ended September 30, 2010 and 2009.

The fair value of the collateral under the Credit Facility was approximately $212,571 and $229,033 as of September 30, 2010 and 2009, respectively.

Note 6.	Interest Rate Cap Agreement

Pursuant to its previous revolving credit facility (the “DB Facility”), the Company had an interest rate cap agreement, with an initial notional amount of $35,000 at a cost of $304 that effectively limited the interest rate on a portion of the borrowings under the line of credit. The interest rate cap agreement expired in February 2009.

The Company recorded changes in the fair market value of the interest rate cap agreement monthly based on the current market valuation at month end as unrealized depreciation or appreciation on derivative on the Company’s consolidated statement of operations. The agreement provided that the Company’s floating interest rate or cost of funds on a portion of the portfolio’s borrowings would be capped at 5% when the LIBOR was in excess of 5%. During the year ended September 30, 2009, the Company recorded $304 of loss from the interest rate cap agreement, recorded as a realized loss on the settlement of derivative on the Company’s consolidated statements of operations. During the year ended September 30, 2008, the Company recorded $7 of income from the interest rate cap agreement, recorded as a realized gain on the settlement of derivative on the Company’s consolidated statements of operations.

Note 7.	Common Stock Transactions

On October 20, 2009, the Company filed a registration statement on Form N-2 (File No. 333-162592) that was declared effective by the SEC on January 28, 2010 and such registration statement will permit the Company to issue, through one or more transactions, up to an aggregate of $300,000 in securities, consisting of common stock, senior common stock, preferred stock, subscription rights, debt securities and warrants to purchase common stock, or a combination of these securities.

On May 17, 2010, the Company and the Adviser entered into an equity distribution agreement (the “Agreement”) with BB&T Capital Markets, a division of Scott & Stringfellow, LLC (the “Agent”), under which the Company may, from time to time, issue and sell through the Agent, as sales agent, up to 2,000,000 shares (the “Shares”) of the Company’s common stock, par value $0.001 per share, based upon instructions from the Company (including, at a minimum, the number of shares to be offered, the time period during which sales are requested to be made, any limitation on the number of shares that may be sold in any one day and any minimum price below which sales may not be made). Sales of Shares through the Agent, if any, will be executed by means of either ordinary brokers’ transactions on the NASDAQ Global Select Market in accordance with Rule 153 under the Securities Act of 1933, as amended, or such other sales of the Shares

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as shall be agreed by the Company and the Agent. The compensation payable to the Agent for sales of Shares with respect to which the Agent acts as sales agent shall be equal to 2.0% of the gross sales price of the Shares for amounts of Shares sold pursuant to the Agreement. To date, the Company has not issued any shares pursuant to this Agreement.

Transactions in common stock were as follows:

	Shares	Total Value

Balance as of September 30, 2008	21,087,574	$334,164
Shelf offering costs	—	(41)
Return of capital statement of position adjustment(1)	—	(5,899)

Balance as of September 30, 2009	21,087,574	$328,224
Conversion of recourse to non-recourse loans(2)	—	(420)
Retirement of employee loan shares(3)	(48,332)	—
Shelf offering costs		(28)
Return of capital statement of position adjustment(1)	—	(820)

Balance as of September 30, 2010	21,039,242	$326,956

(1)	The timing and characterization of certain income and capital gains distributions are determined annually in accordance with federal tax regulations which may differ from GAAP. These differences primarily relate to items recognized as income for financial statement purposes and realized gains for tax purposes. As a result, net investment income and net realized gain (loss) on investment transactions for a reporting period may differ significantly from distributions during such period. Accordingly, the Company made a reclassification among certain of its capital accounts without impacting the net asset value of the Company.

(2)	During the year ended September 30, 2010, the employee stock option loans of two former employees of the Adviser were converted from recourse to non-recourse loans. The conversions were non-cash transactions and were accounted for as repurchases of the shares previously received by the employees of the Adviser upon exercise of the stock options in exchange for the non-recourse notes. The repurchases were accounted for as treasury stock transactions at the fair value of the shares, which totaled $420.

(3)	During the year ended September 30, 2010, subsequent to the conversion of the stock option loans of two former employees of the Adviser from recourse to non-recourse, the loans came due when the underlying market value for the collateral reached the outstanding loan amount. As such, and consistent with the loan agreements, the shares pledged as collateral were retired in March 2010. Since these shares were already accounted for during the conversion to non-recourse above, these became non-cash events that did not require journal entries to the financial statements. However, they resulted in a reduction of the number of shares of common stock outstanding.

The following table is a summary of all outstanding notes issued to employees of the Adviser for the exercise of stock options:

					Outstanding
	Number of	Strike Price of	Amount of		Balance of
	Options	Options	Promissory Note		Employee Loans	Maturity	Interest
Issue Date	Exercised	Exercised	Issued to Employees		at 9/30/10	Date	Rate on Note

Aug-01	393,334	15.00	$5,900	(1)	$5,900	Aug-10	4.90	%(2)
Aug-01	18,334	15.00	275	(1)	255	Aug-10	4.90	%(2)
Aug-01	18,334	15.00	275		275	Aug-11	4.90%
Sep-04	13,332	15.00	200		198	Sep-13	5.00%
Jul-06	13,332	15.00	200		200	Jul-15	8.26%
Jul-06	18,334	15.00	275		275	Jul-15	8.26%

	475,000		$7,125		$7,103

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	On September 7, 2010, the Company entered into redemption agreements (the “Redemption Agreements”) with David Gladstone, the Company’s Chairman and Chief Executive Officer, and Laura Gladstone, the daughter of Mr. Gladstone, in connection with the maturity of secured promissory notes executed by Mr. Gladstone and Ms. Gladstone in favor of the Company on August 23, 2001, in the principal amounts of $5,900 and $275 (the “Notes”). Mr. and Ms. Gladstone executed the Notes in payment of the exercise price of certain stock options (the “Options”) to acquire shares of the Company’s common stock. Concurrently with the execution of the Notes, the Company and Mr. and Ms. Gladstone entered into a Stock Pledge Agreements (the “Pledge Agreements”), pursuant to which Mr. and Ms. Gladstone granted to the Company a first priority security interest in the Pledged Collateral (as defined in the Pledge Agreement), which includes 393,334 and 18,334 shares, respectively, of the Company’s common stock that Mr. and Ms. Gladstone acquired pursuant to the exercise of the Options (the “Pledged Shares”). An event of default was triggered under the Notes by virtue of Mr. and Ms. Gladstone’s failure to repay the amounts outstanding under the Notes within five business days of August 23, 2010. The Redemption Agreements provide that, pursuant to the terms and conditions thereof, the Company will automatically accept and retire the Pledged Shares in partial or full satisfaction, as applicable, of Mr. and Ms. Gladstone’s obligations to the Company under the Notes at such time, if ever, that the trading price of the Company’s common stock reaches $15 per share. In entering into the Redemption Agreements, the Company reserved all of its existing rights under the Notes and the Pledge Agreements, including but not limited to the ability to foreclose on the Pledged Collateral at any time.

(2)	An event of default was triggered under the Note by virtue of the employee’s failure to repay the amounts outstanding within five business days of August 23, 2010. As such, the Company charged a default rate of 2% under the Note for periods following the date of default.

In accordance with ASC 505-10-45-2, “Equity,” receivables from employees for the issuance of capital stock to employees prior to the receipt of cash payment should be reflected in the balance sheet as a reduction to stockholders’ equity. Therefore, these recourse notes were recorded as loans to employees and are included in the equity section of the accompanying consolidated statements of assets and liabilities. As of September 30, 2010, the Company determined that these notes were still recourse.

Note 8.	Net Increase (Decrease) in Net Assets Resulting from Operations per Share

The following table sets forth the computation of basic and diluted net increase (decrease) in net assets resulting from operations per share for the fiscal years ended September 30, 2010, 2009 and 2008:

	Year Ended September 30,
	2010	2009	2008

Numerator for basic and diluted net increase (decrease) in net assets resulting from operations per share	$16,394	$3,783	$(21,262)
Denominator for basic and diluted shares	21,060,351	21,087,574	19,699,796

Basic net increase (decrease) in net assets resulting from operations per common share	$0.78	$0.18	$(1.08)

Note 9.	Distributions

Distributions

The Company is required to pay out as a dividend 90% of its ordinary income and short-term capital gains for each taxable year in order to maintain its status as a RIC under Subtitle A, Chapter 1 of Subchapter M of the Code. It is the policy of the Company to pay out as a dividend up to 100% of those amounts. The amount to be paid out as a dividend is determined by the Board of Directors each quarter and is based on the annual earnings estimated by the management of the Company. Based on that estimate, three monthly dividends are declared each quarter. At year-end the Company may

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pay a bonus dividend, in addition to the monthly dividends, to ensure that it has paid out at least 90% of its ordinary income and realized net short-term capital gains for the year. Long-term capital gains are composed of success fees, prepayment fees and gains from the sale of securities held for one year or more. The Company may decide to retain long-term capital gains from the sale of securities, if any, and not pay them out as dividends, however, the Board of Directors may decide to declare and pay out capital gains during any fiscal year. If the Company decides to retain long-term capital gains, the portion of the retained capital gains will be subject to a 35% tax. The tax characteristics of all dividends will be reported to stockholders on Form 1099 at the end of each calendar year. The following table lists the per share dividends paid for the fiscal years ended September 30, 2010 and 2009:

			Dividend per
Fiscal Year	Record Date	Payment Date	Share

2010	October 22, 2009	October 30, 2009	$0.070
	November 19, 2009	November 30, 2009	0.070
	December 22, 2009	December 31, 2009	0.070
	January 21, 2010	January 29, 2010	0.070
	February 18, 2010	February 26, 2010	0.070
	March 23, 2010	March 31, 2010	0.070
	April 22, 2010	April 30, 2010	0.070
	May 20, 2010	May 28, 2010	0.070
	June 22, 2010	June 30, 2010	0.070
	July 22, 2010	July 30, 2010	0.070
	August 23, 2010	August 31, 2010	0.070
	September 22, 2010	September 30, 2010	0.070

Annual Total:			$0.840

2009	October 23, 2008	October 31, 2008	$0.140
	November 19, 2008	November 28, 2008	0.140
	December 22, 2008	December 31, 2008	0.140
	January 22, 2009	January 30, 2009	0.140
	February 19, 2009	February 27, 2009	0.140
	March 23, 2009	March 31, 2009	0.140
	April 27, 2009	May 8, 2009	0.070
	May 29, 2009	June 11, 2009	0.070
	June 22, 2009	June 30, 2009	0.070
	July 23, 2009	July 31, 2009	0.070
	August 21, 2009	August 31, 2009	0.070
	September 22, 2009	September 30, 2009	0.070

Annual Total:			$1.260

Aggregate distributions declared and paid for the 2010 and 2009 fiscal years were approximately $17,690 and $26,570, respectively, which were declared based on an estimate of net investment income for each year.

Distribution of Income and Gains  Net investment income of the Company is declared and distributed to stockholders monthly. Net realized gains from investment transactions, in excess of available capital loss carryforwards, would be taxable to the Company if not distributed, and, therefore, generally will be distributed at least annually.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The timing and characterization of certain income and capital gains distributions are determined annually in accordance with federal tax regulations which may differ from GAAP. These differences primarily relate to items recognized as income for financial statement purposes and realized gains for tax purposes. As a result, net investment income and net realized gain (loss) on investment transactions for a reporting period may differ significantly from distributions during such period. Accordingly, the Company may periodically make reclassifications among certain of its capital accounts without impacting the net asset value of the Company. Additionally, the following tables also include these adjustments for the years ended September 30, 2010 and 2009, respectively.

The Company’s components of net assets on a tax-basis were as follows:

	Year Ended September 30,
	2010	2009

Common stock	$21	$21
Paid in capital	326,935	328,203
Notes receivable — employees	(7,103)	(9,019)
Net unrealized depreciation on investments	(41,800)	(43,425)
Net unrealized appreciation on borrowings under line of credit	(1,140)	(350)
Capital loss carryforward	(26,354)	—
Post-October tax loss	(901)	(26,354)
Other temporary differences	(412)	—

Net Assets	$249,246	$249,076

The Company intends to retain realized gains to the extent of available capital loss carryforwards. As of September 30, 2010 the Company had $26,354 of capital loss carryforwards that expire in 2018.

For the years ended September 30, 2010 and 2009, the Company recorded the following adjustments to reflect tax character. Reclassifications between income and gains primarily relate to the character of prepayment and success fees and accrued interest written off for GAAP purposes. Adjustments to paid-in-capital relate primarily to distributions in excess of net investment income. Results of operations and net assets were not affected by these revisions.

	Year Ended September 30,
	2010	2009

Overdistributed net investment income	$(1,172)	$5,539
Accumulated Net Realized Losses	1,992	360
Paid-in-capital	(820)	(5,899)

The tax character of distributions paid to stockholders by the Company is summarized as follows:

	Year Ended September 30,
	2010	2009	2008

Distributions from:
Ordinary Income	$16,907	$20,795	$26,110
Long Term Capital Gains	—	27	120
Return of Capital	783	5,748	7,149

Total Distributions	$17,690	$26,570	$33,379

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.	Commitments and Contingencies

As of September 30, 2010, the Company had a commitment to purchase a $3,000 syndicated loan. In addition, the Company has certain lines of credit with its portfolio companies that have not been fully drawn. Since these lines of credit have expiration dates and the Company expects many will never be fully drawn, the total line of credit commitment amounts do not necessarily represent future cash requirements. The Company estimates the fair value of these unused lines of credit commitments as of September 30, 2010 and 2009 to be nominal.

In July 2009, the Company executed a guaranty of a line of credit agreement between Comerica Bank and Defiance, one of its Control investments. If Defiance has a payment default, the guaranty is callable once the bank has reduced its claim by using commercially reasonable efforts to collect through disposition of the Defiance collateral. The guaranty is limited to $250 plus interest on that amount accrued from the date demand payment is made under the guaranty, and all costs incurred by the bank in its collection efforts. As of September 30, 2010, the Company had not been required to make any payments on the guaranty of the line of credit agreement and the Company considers the credit risk to be remote. The Company reports off-balance sheet guarantees on its consolidated schedule of investments, as required by the 1940 Act.

In accordance with GAAP, the unused portions of the lines of credit commitments are not recorded on the accompanying consolidated statements of assets and liabilities. The following table summarizes the nominal dollar balance of unused line of credit commitments and guarantees as of September 30, 2010 and September 30, 2009:

	As of September 30,	As of September 30,
	2010	2009

Unused lines of credit	$9,304	$14,055
Guarantees	250	250

Note 11.	Federal and State Income Taxes

The Company has historically operated, and intends to continue to operate, in a manner to qualify for treatment as a RIC under Subchapter M of the Code. As a RIC, the Company is not subject to federal or state income tax on the portion of its taxable income and gains distributed to stockholders. To qualify as a RIC, the Company is required to distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code and as such no income tax provisions have been recorded for the individual companies of Gladstone Capital Corporation and Gladstone Business Loan, LLC.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12.	Financial Highlights

	Year Ended September 30,
	2010	2009	2008	2007	2006

Per Share Data(1)
Net asset value at beginning of period	$11.81	$12.89	$14.97	$14.02	$13.41

Income from investment operations(2)
Net investment income	0.84	1.00	1.35	1.69	1.70
Net realized loss on the sale of investments	(0.14)	(1.25)	(0.04)	—	(0.08)
Realized loss on settlement of derivative	—	(0.01)	—	—	—
Net unrealized appreciation on derivative	—	0.01	—	—	—
Net unrealized appreciation (depreciation) on investments	0.11	0.45	(2.39)	(0.56)	0.53
Net unrealized appreciation on borrowings under line of credit	(0.03)	(0.02)	—	—	—

Total from investment operations	0.78	0.18	(1.08)	1.13	2.15

Distributions to stockholders from(2)(3)
Net investment income	(0.80)	(0.99)	(1.31)	(1.48)	(1.64)
Gains	—	—	(0.01)	—	—
Tax return on capital	(0.04)	(0.27)	(0.36)	(0.20)	—

Total distributions	(0.84)	(1.26)	(1.68)	(1.68)	(1.64)

Capital share transactions
Issuance of common stock under shelf offering	—	—	0.72	1.55	—
Issuance of common stock under stock option plan	—	—	—	—	1.19
Offering costs	—	—	(0.04)	(0.05)	—
Repayment of principal on notes receivable	0.07	—	—	0.06	0.02
Conversion of recourse to non-recourse notes	(0.02)
Reclassification of principal on employee note	0.02
Stock compensation expense	—	—	—	—	0.02
Stock surrendered to settle withholding tax obligation	—	—	—	(0.06)	—
Dilutive effect of common stock issuance	—	—	—	—	(1.13)
Anti-dilutive effect of common stock reduction	0.03	—	—	—	—

Total from capital share transactions	0.10	—	0.68	1.50	0.10

Net asset value at end of period	$11.85	$11.81	$12.89	$14.97	$14.02

Per share market value at beginning of period	$8.93	$15.24	$19.52	$22.01	$22.55
Per share market value at end of period	$11.27	$8.93	$15.24	$19.52	$22.01
Total return(4)	37.46%	(30.94)%	(13.90)%	(4.40)%	5.21%
Shares outstanding at end of period	21,039,242	21,087,574	21,087,574	14,762,574	12,305,008
Statement of Assets and Liabilities Data
Net assets at end of period	$249,246	$249,076	$271,748	$220,959	$172,570
Average net assets(5)	$249,968	$253,316	$284,304	$189,732	$155,868
Senior Securities Data
Borrowing under line of credit	$17,940	$83,350	$151,030	$144,440	$49,993
Asset coverage ratio(6)(7)	1,419%	396%	279%	252%	443%
Average coverage per unit(7)	$14,187	$3,963	$2,792	$2,524	$4,435
Ratios/Supplemental Data
Ratio of expenses to average net assets(8)	7.28%	9.97%	9.34%	10.75%	6.16%
Ratio of net expenses to average net assets(9)	7.11%	8.52%	6.74%	7.60%	4.84%
Ratio of net investment income to average net assets	7.10%	8.30%	9.34%	11.73%	12.42%

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Based on actual shares outstanding at the end of the corresponding period.

(2)	Based on weighted average basic per share data.

(3)	Distributions are determined based on taxable income calculated in accordance with income tax regulations which may differ from amounts determined under accounting principles generally accepted in the United States of America.

(4)	Total return equals the change in the ending market value of the Company’s common stock from the beginning of the period taking into account distributions reinvested in accordance with the terms of the Company’s dividend reinvestment plan. Total return does not take into account distributions that may be characterized as a return of capital. For further information on the estimated character of the Company’s distributions please refer to Note 9.

(5)	Average net assets are computed using the average of the balance of net assets at the end of each month of the reporting period.

(6)	As a business development company, the Company is generally required to maintain a ratio of at least 200% of total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to total borrowings and guaranty commitments.

(7)	Asset coverage ratio is the ratio of the carrying value of the Company’s total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness (including interest payable and guarantees). Asset coverage per unit is the asset coverage ratio expressed in terms of dollar amounts per one thousand dollars of indebtedness.

(8)	Ratio of expenses to average net assets is computed using expenses before credits from Adviser to the base management and incentive fees and including income tax expense.

(9)	Ratio of net expenses to average net assets is computed using total expenses net of credits from Adviser to the base management and incentive fees and including income tax expense.

Note 13.	Subsequent Events

Distributions

On October 5, 2010, the Company’s Board of Directors declared the following monthly cash distributions to stockholders:

Record Date	Payment Date	Dividend per Share

October 21, 2010	October 29, 2010	$0.07
November 19, 2010	November 30, 2010	$0.07
December 23, 2010	December 31, 2010	$0.07

Investment Activity

Subsequent to September 30, 2010, the Company extended $8,366 in revolver draws and investments, including $7,000 for three new syndicated loans (Covad Communications, Global Brass & Copper and HGI Holding). The Company also received $1,775 in scheduled and unscheduled loan repayments.

Credit Facility

On November 22, 2010 (the “Amendment Date”), the Company amended its Credit Facility. Prior to the Amendment Date, advances under the Credit Facility bore interest at LIBOR subject to a minimum rate of 2.0%, plus 4.5% per annum, with a commitment fee of 0.5% per annum on undrawn amounts. As of the Amendment Date, advances under the Credit Facility bear interest at LIBOR subject to a minimum rate of 1.5%, plus 3.75% per annum, with a commitment fee of 0.5% per annum on undrawn amounts when the facility is drawn more than 50% and 1.0% per annum on undrawn amounts when the facility is drawn less than 50%. In addition, effective as of the Amendment Date, the Company is no longer obligated to pay an annual minimum earnings shortfall fee to the committed lenders, which was calculated as the difference between the weighted average of borrowings outstanding

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

under the Credit Facility and 50.0% of the commitment amount of the Credit Facility, multiplied by 4.5% per annum, less commitment fees paid during the year. As of the Amendment Date, the Company paid a $665 fee.

Note 14.	Selected Quarterly Data (Unaudited)

	Year Ended September 30, 2010
	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	December 31,	March 31,	June 30,	September 30,
	2009	2010	2010	2010

Total Investment Income	$9,804	$9,814	$7,969	$7,952
Net Investment Income	4,428	4,474	4,429	4,428
Net Increase (Decrease) in Net Assets Resulting From Operations	6,326	7,980	(1,748)	3,836
Basic and Diluted Earnings (Loss) per Weighted Average Common Share	$0.30	$0.38	$(0.08)	$0.18

	Year Ended September 30, 2009
	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	December 31,	March 31,	June 30,	September 30,
	2008	2009	2009	2009

Total Investment Income	$11,808	$10,929	$10,598	$9,283
Net Investment Income	5,881	5,555	5,435	4,160
Net (Decrease) Increase in Net Assets Resulting From Operations	(9,103)	10,280	(788)	3,394
Basic and Diluted (Loss) Earnings per Weighted Average Common Share	$(0.43)	$0.48	$(0.04)	$0.17

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

	March 31,	September 30,
	2011	2010
	(Dollar amounts in thousands, except per share amounts)
	(Unaudited)

ASSETS
Cash	$8,871	$7,734
Investments at fair value
Non-Control/Non-Affiliate investments (Cost of $229,517 and $244,140, respectively)	208,461	223,737
Control investments (Cost of $84,718 and $54,076, respectively)	48,652	33,372

Total investments at fair value (Cost of $314,235 and $298,216, respectively)	257,113	257,109
Interest receivable — investments in debt securities	2,379	2,648
Interest receivable — employees(1)	122	104
Due from custodian	1,279	255
Deferred financing fees	1,361	1,266
Prepaid assets	744	799
Other assets	667	603

TOTAL ASSETS	$272,536	$270,518

LIABILITIES
Borrowings at fair value (Cost of $33,200 and $16,800, respectively)	$33,646	$17,940
Accounts payable and accrued expenses	456	752
Interest payable	120	693
Fee due to Administrator(1)	175	267
Fees due to Adviser(1)	1,791	673
Other liabilities	1,133	947

TOTAL LIABILITIES	37,321	21,272

NET ASSETS	$235,215	$249,246

ANALYSIS OF NET ASSETS
Common stock, $0.001 par value, 50,000,000 shares authorized and 21,039,242 shares issued and outstanding at March 31, 2011 and September 30, 2010	$21	$21
Capital in excess of par value	326,935	326,935
Notes receivable — employees(1)	(6,049)	(7,103)
Net unrealized depreciation on investments	(57,121)	(41,108)
Net unrealized appreciation on borrowings	(446)	(1,140)
Overdistributed net investment income	—	(1,103)
Accumulated net realized losses	(28,125)	(27,256)

TOTAL NET ASSETS	$235,215	$249,246

NET ASSETS PER SHARE	$11.18	$11.85

(1)	Refer to Note 4 — Related Party Transactions for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,		Six Months Ended March 31,
	2011	2010	2011	2010
	(Dollar amounts in thousands, except per share amounts)
	(Unaudited)

INVESTMENT INCOME
Interest income
Non-Control/ Non-Affiliate investments	$6,055	$7,675	$12,651	$16,045
Control investments	1,113	709	2,240	1,477
Notes receivable from employees(1)	122	108	244	221

Total interest income	7,290	8,492	15,135	17,743
Other income	1,108	1,322	1,270	1,875

Total investment income	8,398	9,814	16,405	19,618

EXPENSES
Loan servicing fee(1)	757	852	1,599	1,781
Base management fee(1)	608	739	1,113	1,459
Incentive fee(1)	1,102	1,072	2,261	1,447
Administration fee(1)	175	176	361	354
Interest expense	478	1,136	358	2,671
Amortization of deferred financing fees	368	449	664	943
Professional fees	201	219	534	1,131
Other expenses	383	703	603	965

Expenses before credits from Adviser	4,072	5,346	7,493	10,751
Credits to fees from Adviser(1)	(102)	(6)	(154)	(35)

Total expenses net of credits to fees	3,970	5,340	7,339	10,716

NET INVESTMENT INCOME	4,428	4,474	9,066	8,902

REALIZED AND UNREALIZED (LOSS) GAIN ON:
Net realized gain (loss) on investments	5	892	5	(28)
Net unrealized (depreciation) appreciation on investments	(13,069)	2,483	(16,014)	5,082
Net unrealized depreciation on borrowings	255	131	693	350

Net (loss) gain on investments and borrowings	(12,809)	3,506	(15,316)	5,404
NET (DECREASE) INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(8,381)	$7,980	$(6,250)	$14,306

NET (DECREASE) INCREASE IN NET ASSETS RESULTING FROM OPERATIONS PER SHARE:
Basic and Diluted	$(0.40)	$0.38	$(0.30)	$0.68

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic and Diluted	21,039,242	21,075,445	21,039,242	21,081,576

(1)	Refer to Note 4 — Related Party Transactions for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Six Months Ended March 31,
	2011	2010
	(Dollar amounts in thousands)
	(Unaudited)

Operations:
Net investment income	$9,066	$8,902
Net realized gain (loss) on investments	5	(28)
Net unrealized (depreciation) appreciation on investments	(16,014)	5,082
Net unrealized depreciation on borrowings	693	350

Net (decrease) increase in net assets from operations	(6,250)	14,306

Distributions:
Distributions to stockholders	(8,836)	(8,853)

Capital transactions:
Shelf offering costs	—	(74)
Conversion of former employee stock option loans from recourse to non-recourse	—	(420)
Repayment of principal on employee notes	1,055	—
Reclassification of principal on employee note	—	514

Net increase in net assets from capital transactions	1,055	20

Total (decrease) increase in net assets	(14,031)	5,473
Net assets at beginning of period	249,246	249,076

Net assets at end of period	$235,215	$254,549

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	March 31,
	2011	2010
	(Dollar amounts in thousands)
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net (decrease) increase in net assets resulting from operations	$(6,250)	$14,306
Adjustments to reconcile net (decrease) increase in net assets resulting from operations to net cash (used in) provided by operating activities:
Investments in portfolio companies	(52,424)	(6,880)
Principal repayments on investments	35,227	38,418
Proceeds from sale of investments	777	3,119
Increase in investment balance due to paid in kind interest	(8)	(60)
Repayment of paid in kind interest	—	51
Increase in investment balance due to transferred interest	(204)	(441)
Net change in premiums, discounts and amortization	776	63
Net realized (gain) loss on investments	(163)	28
Net unrealized depreciation (appreciation) on investments	16,014	(5,082)
Net unrealized depreciation on borrowings	(693)	(349)
Amortization of deferred financing fees	664	943
Change in compensation expense from non-recourse notes	—	245
Decrease in interest receivable	251	655
Increase in due from custodian	(1,024)	(7,512)
Decrease in prepaid assets	55	53
Decrease in due from Adviser(1)	—	69
(Increase) decrease in other assets	(64)	1,158
Decrease in accounts payable and accrued expenses	(296)	(670)
Decrease in interest payable	(573)	(134)
Increase in fees due to Adviser(1)	1,118	1,531
Decrease in administration fee due to Administrator(1)	(92)	(39)
Increase (decrease) in other liabilities	186	(237)

Net cash (used in) provided by operating activities	(6,723)	39,235

CASH FLOWS FROM FINANCING ACTIVITIES:
Shelf offering costs	—	(74)
Proceeds from borrowings	50,800	5,500
Repayments on borrowings	(34,400)	(35,500)
Distributions paid	(8,836)	(8,853)
Receipt of principal on employee’s notes receivable	1,055	—
Deferred financing fees	(759)	(1,323)

net cash provided by (used in) financing activities	7,860	(40,250)

NET INCREASE (DECREASE) IN CASH	1,137	(1,015)
CASH, BEGINNING OF PERIOD	7,734	5,276

CASH, END OF PERIOD	$8,871	$4,261

(1)	Refer to Note 4 — Related Party Transactions for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2011

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)
			(Unaudited)

NON-CONTROL/NON- AFFILIATE INVESTMENTS
Non-syndicated Loans:
Access Television Network, Inc.	Service-cable airtime (infomercials)	Senior Term Debt (14.0%, Due 2/2011)(4)	$918	$459
Allison Publications, LLC	Service-publisher of consumer	Senior Term Debt (10.5%, Due 9/2012)(4)	8,786	8,282
BAS Broadcasting	Service-radio station operator	Senior Term Debt (11.5%, Due 7/2013)(4)	7,465	6,495
Chinese Yellow Pages Company	Service-publisher of Chinese language directories	Line of Credit, $250 available (7.3%, Due 11/2011)(4)	450	383
		Senior Term Debt (7.3%, Due 11/2011)(4)	243	207
CMI Acquisition, LLC	Service-recycling	Senior Subordinated Term Debt (10.3%, Due 11/2012)(4)	5,980	5,950
FedCap Partners, LLC	Private equity fund	Class A Membership Units(7) Uncalled Capital Commitment ($1,200)	800	800
GFRC Holdings LLC	Manufacturing-glass- fiber reinforced concrete	Senior Term Debt (11.5%, Due 12/2012)(4)	5,911	5,202
		Senior Subordinated Term Debt (14.0%, Due 12/2012)(3)(4)	6,632	5,836
Global Materials Technologies, Inc.	Manufacturing-steel wool products and metal fibers	Senior Term Debt (13.0%, Due 6/2012) (3)(4)	3,035	2,534
Heartland Communications Group	Service-radio station operator	Line of Credit, $0 available (10.0%, Due 3/2013)(4)	100	45
		Line of Credit, $50 available (10.0%, Due 3/2013)(4)	50	23
		Senior Term Debt (5.0%, Due 3/2013)(4)	4,309	1,954
		Common Stock Warrants(6)(7)	66	—
International Junior Golf Training Acquisition Company	Service-golf training	Line of Credit, $0 available (11.0%, Due 5/2012)(4)	1,500	1,349
		Line of Credit, $0 available (11.0%, Due 6/2011)(4)	200	179
		Senior Term Debt (10.5%, Due 5/2012)(4)	1,226	1,103
		Senior Term Debt (12.5%, Due 5/2012)(3)(4)	2,500	2,250
KMBQ Corporation	Service-AM/FM radio broadcaster	Line of Credit, $42 available (non-accrual, Due 7/2010)(4)(7)	158	13
		Senior Term Debt (non-accrual, Due 7/2010)(4)(7)	2,020	172
Legend Communications of Wyoming, LLC	Service-operator of radio stations	Senior Term Debt (12.0%, Due 6/2013)(4)	9,880	5,928
		Senior Term Debt (14.0%, Due 7/2011)(4)	220	132

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)
			(Unaudited)

Newhall Holdings, Inc.	Service-distributor of personal care products and supplements	Line of Credit, $0 available (8.0%, Due 12/2012)(4)	$1,985	$1,878
		Senior Term Debt Term A (8.5%, Due 12/2012)(4)	1,870	1,770
		Senior Term Debt (3.5%, Due 12/2012)(4)	2,000	1,868
		Senior Term Debt (3.5%, Due 12/2012)(3)(4)	4,648	4,294
		Preferred Equity(6)(7)	—	—
		Common Stock(6)(7)	—	—
Northern Contours, Inc.	Manufacturing-veneer and laminate components	Senior Subordinated Term Debt (13.0%, Due 9/2012)(4)	6,214	5,717
Northstar Broadband, LLC	Service-cable TV franchise owner	Senior Term Debt (0.7%, Due 12/2012)(4)	96	85
Precision Acquisition Group Holdings, Inc.	Manufacturing-consumable components for the aluminum industry	Equipment Note (13.0%, Due 11/2011)(4)	1,000	943
		Senior Term Debt (13.0%, Due 11/2011)(4)	4,125	3,887
		Senior Term Debt (13.0%, Due 11/2011)(3)(4)	4,053	3,820
PROFITSystems Acquisition Co.	Service-design and develop ERP software	Line of Credit, $350 available (4.5%, Due 7/2011)(4)	—	—
		Senior Term Debt (8.5%, Due 7/2011)(4)	500	475
		Senior Term Debt (10.5%, Due 7/2011)(3)(4)	2,900	2,737
RCS Management Holding Co.	Service-healthcare supplies	Senior Term Debt (9.5%, Due 1/2013)(4)	1,687	1,658
		Senior Term Debt (11.5%, Due 1/2013)(3)(4)	3,060	3,007
Reliable Biopharmaceutical Holdings, Inc.	Manufacturing-pharmaceutical and biochemical intermediates	Line of Credit, $2,400 available (9.0%, Due 1/2013)(4)	1,600	1,580
		Mortgage Note (9.5%, Due 12/2014)(4)	7,210	7,120
		Senior Term Debt (12.0%, Due 12/2014)(3)(4)	11,633	11,284
		Senior Subordinated Term Debt (12.5%, Due 12/2014)(4)	6,000	5,715
		Common Stock Warrants(6)(7)	209	—
Saunders & Associates	Manufacturing-equipment provider for frequency control devices	Line of Credit, $2,500 available (11.25%, Due 5/2013)(4)	—	—
		Senior Term Debt (11.25%, Due 5/2013)(4)	8,947	8,958
SCI Cable, Inc.	Service-cable, internet, voice provider	Senior Term Debt (non-accrual, Due 10/2012)(4)(7)	710	71
		Senior Term Debt (non-accrual, Due 10/2012)(4)(7)	2,931	147
Sunburst Media — Louisiana, LLC	Service-radio station operator	Senior Term Debt (10.5%, Due 12/2011)(4)	6,255	4,844

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)
			(Unaudited)

Thibaut Acquisition Co.	Service-design and distribute wall covering	Line of Credit, $250 available (9.0%, Due 1/2014)(4)	$750	$728
		Senior Term Debt (8.5%, Due 1/2014)(4)	812	789
		Senior Term Debt (12.0%, Due 1/2014) (3)(4)	3,000	2,895
Viapack, Inc.	Manufacturing-polyethylene film	Senior Real Estate Term Debt (10.0%, Due 3/2014)(4)	625	619
		Senior Term Debt (13.0%, Due 3/2014) (3)(4)	3,952	3,912
Westlake Hardware, Inc.	Retail-hardware and variety	Senior Subordinated Term Debt (12.3%, Due 1/2014)(4)	12,000	11,790
		Senior Subordinated Term Debt (13.5%, Due 1/2014)(4)	8,000	7,780
Winchester Electronics	Manufacturing-high bandwidth connectors and cables	Senior Term Debt (5.3%, Due 5/2012)(4)	1,250	1,249
		Senior Term Debt (5.7%, Due 5/2013)(4)	1,682	1,675
		Senior Subordinated Term Debt (14.0%, Due 6/2013)(4)	9,850	9,739

Subtotal — Non-syndicated loans			184,003	162,330

Syndicated Loans:
Airvana Network Solutions, Inc	Service-telecommunications	Senior Term Debt (10.25%, Due 3/2015)(5)	$7,840	$7,990
Allied Security Holdings LLC	Service — contract security officer providers	Senior Subordinated Term Debt (8.5%, Due 2/2018)(5)	990	1,010
Allied Specialty Vehicles, Inc	Manufacturing — speciality vechicles	Senior Term Debt (9.5%, Due 2/2016)(5)	9,801	9,800
Ameriqual Group, LLC	Manufacturing — production and distribution of food products	Senior Term Debt (9.8%, Due 3/2016)(5)	7,350	7,350
Applied Systems, Inc	Service — software for property & casualty insurance industry	Senior Subordinated Term Debt (9.3%, Due 6/2017)(5)	991	1,015
Ascend Learning, LLC	Service — technology-based learning solutions	Senior Subordinated Term Debt (12.3%, Due 12/2017)(5)	971	1,000
Covad Communications Group, Inc	Service-telecommunications	Senior Term Debt (12.0%, Due 11/2015)(5)	1,912	1,984
Global Brass and Copper, Inc	Service-telecommunications	Senior Term Debt (10.3%, Due 8/2015)(5)	2,901	3,130
HGI Holding, Inc	Service-telecommunications	Senior Term Debt (6.3%, Due 10/2016)(5)	1,830	1,885
Keypoint Government Solutions, Inc	Service — security consulting services	Senior Term Debt (10% Due 12/2015)(5)	6,948	6,913
National Surgical Hospitals, Inc	Service — physician-partnered surgical fa	Senior Term Debt (8.25%, Due 2/2017)(5)	1,664	1,690
WP Evenflo Group Holdings Inc.	Manufacturing-infant and juvenile products	Senior Term Debt (8.0%, Due 2/2013)(5)	1,872	1,768
		Senior Preferred Equity(6)(7)	333	399
		Junior Preferred Equity(6)(7)	111	138
		Common Stock(6)(7)	—	59

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)
			(Unaudited)

Subtotal — Syndicated loans			$45,514	$46,131

Total Non-Control/ Non-Affiliate Investments (represents 81.1% of total investments at fair value)			$229,517	$208,461

CONTROL INVESTMENTS
BERTL, Inc.	Service-web-based evaluator of digital imaging products	Line of Credit, $81 available (non-accrual, Due 10/2011)(6)(7)	$1,249	$—
		Common Stock(6)(7)	424	—
Defiance Integrated Technologies, Inc.	Manufacturing-trucking parts	Senior Term Debt (11.0%, Due 4/2013)(3)(4)	8,165	8,165
		Common Stock(6)(7)	1	5,515
Lindmark Acquisition, LLC	Service-advertising	Senior Subordinated Term Debt (non-accrual, Due 10/2012)(4)(7)	10,000	3,500
		Senior Subordinated Term Debt (non-accrual, Due 10/2012)(4)(7)	2,000	700
		Senior Subordinated Term Debt (non-accrual, Due
		Upon Demand)(4)(7)	1,909	668
		Common Stock (6)(7)	317	—
LocalTel, LLC	Service-yellow pages publishing	Line of credit, $77 available (non-accrual, Due 12/2011)(6)(7)	1,773	764
		Line of Credit, $1,830 available (non-accrual, Due 6/2011)(6)(7)	1,170	—
		Senior Term Debt (non-accrual, Due 2/2012)(6)(7)	325	—
		Senior Term Debt (non-accrual, Due 6/2011)(6)(7)	2,687	—
		Senior Term Debt (non-accrual, Due 6/2011)(3)(6)(7) Common Stock Warrants(6)(7)	2,750 —	— —
Midwest Metal Distribution, Inc.	Distribution-aluminum sheets and stainless steel	Senior Subordinated Term Debt (12.0%, Due 7/2013)(4)	18,258	16,179
		Common Stock(6)(7)	138	—
Sunshine Media Holdings(8)	Service-publisher regional B2B trade magazines	Line of credit, $400 available (10.5%, Due 5/2016)(4)	1,600	719
		Senior Term Debt (10.5%, Due 5/2012)(4)	16,948	7,627
		Senior Term Debt (5%, Due 5/2012)(3)(4)	10,700	4,815
		Preferred Equity(6)(7)	375	—
		Common Stock(6)(7)	740	—
U.S. Healthcare Communications, Inc.	Service-magazine publisher/operator	Line of credit, $131 available (non-accrual, Due 12/2010)(6)(7)	269	—
		Line of credit, $0 available (non-accrual, Due 12/2010)(6)(7)	450	—
		Common Stock(6)(7)	2,470	—

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)
			(Unaudited)

Total Control Investments (represents 18.9% of total investments at fair value)			$84,718	$48,652

Total Investments			$314,235	$257,113

(1)	Certain of the listed securities are issued by affiliate(s) of the indicated portfolio company.

(2)	Percentage represents interest rates in effect at March 31, 2011 and due date represents the contractual maturity date.

(3)	Last Out Tranche (“LOT”) of senior debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after the senior debt.

(4)	Fair value was primarily based on opinions of value submitted by Standard & Poor’s Securities Evaluations, Inc.

(5)	Security valued based on the indicative bid price on or near March 31, 2011, offered by the respective syndication agent’s trading desk or secondary desk.

(6)	Fair value was primarily based on the total enterprise value of the portfolio company using a liquidity waterfall approach. Gladstone Capital Corporation (the “Company”) also considered discounted cash flow methodologies.

(7)	Security is non-income producing.

(8)	During the quarter ended March 31, 2011, the Company purchased a controlling interest in common stock from existing shareholders of Sunshine Media Holdings. This purchase resulted in the Company reclassifying the investment from Non-Control/Non-Affiliate to Control.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS
SEPTEMBER 30, 2010

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

NON-CONTROL/NON-AFFILIATE INVESTMENTS
Non-syndicated Loans:
Access Television Network, Inc.	Service-cable airtime (infomercials)	Senior Term Debt (14.0%, Due 12/2011)(5)	$963	$809
Allison Publications, LLC	Service-publisher of consumer oriented magazines	Senior Term Debt (10.5%, Due 9/2012)(5)	9,094	8,543
		Senior Term Debt (13.0%, Due 12/2010)(5)	65	64
BAS Broadcasting	Service-radio station operator	Senior Term Debt (11.5%, Due 7/2013)(5)	7,465	6,644
Chinese Yellow Pages Company	Service-publisher of Chinese language directories	Line of Credit, $250 available (7.3%, Due 11/2010)(5)	450	428
		Senior Term Debt (7.3%, Due 11/2010)(5)	333	317
CMI Acquisition, LLC	Service-recycling	Senior Subordinated Term Debt (10.3%, Due 11/2012)(5)	5,972	5,868
FedCap Partners, LLC	Private equity fund	Class A Membership Units(8)	400	400
		Uncalled Capital Commitment ($1,600)
Finn Corporation	Manufacturing-landscape equipment	Common Stock Warrants(7)(8)	37	284
GFRC Holdings LLC	Manufacturing-glass-fiber reinforced concrete	Senior Term Debt (11.5%, Due 12/2012)(5)	6,111	6,004
		Senior Subordinated Term Debt (14.0%, Due 12/2012)(3)(5)	6,632	6,450
Global Materials Technologies, Inc.	Manufacturing-steel wool products and metal fibers	Senior Term Debt (13.0%, Due 6/2012)(3)(5)	3,560	2,937
Heartland Communications Group	Service-radio station operator	Line of Credit, $100 available (8.5%, Due 3/2013)	—	—
		Line of Credit, $100 available (8.5%, Due 3/2013)	—	—
		Senior Term Debt (8.5%, Due 3/2013)(5)	4,301	2,519
		Common Stock Warrants (7)(8)	66	—
Interfilm Holdings, Inc.	Service-slitter and distributor of plastic films	Senior Term Debt (12.3%, Due 10/2012)(5)	2,400	2,382
International Junior Golf Training Acquisition Company	Service-golf training	Line of Credit, $1,500 available (9.0%, Due 5/2011)(5)	—	—
		Senior Term Debt (8.5%, Due 5/2012)(5)	1,557	1,537
		Senior Term Debt (10.5%, Due 5/2012)(3)(5)	2,500	2,456
KMBQ Corporation	Service-AM/FM radio broadcaster	Line of Credit, $39 available (non-accrual, Due 7/2010)(5)(8)(10)	161	16
		Senior Term Debt (non-accrual, Due 7/2010)(5)(8)(10)	1,921	192
Legend Communications of Wyoming LLC	Service-operator of radio stations	Senior Term Debt (12.0%, Due 6/2013)(5)	9,880	6,422

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

Newhall Holdings, Inc.	Service-distributor of personal care products and supplements	Line of Credit, $0 available (5.0%, Due 12/2012)(5)	$1,350	$1,269
		Senior Term Debt (5) (5.0%, Due 12/2012)(5)	3,870	3,638
		Senior Term Debt (5.0%, Due 12/2012) (3)(5)	4,648	4,323
		Preferred Equity (7)(8)	—	—
		Common Stock (7)(8)	—	—
Northern Contours, Inc.	Manufacturing-veneer and laminate components	Senior Subordinated Term Debt (13.0%, Due 9/2012)(5)	6,301	5,765
Northstar Broadband, LLC	Service-cable TV franchise owner	Senior Term Debt (0.7%, Due 12/2012)(5)	117	102
Pinnacle Treatment Centers, Inc.	Service-Addiction treatment centers	Line of Credit, $350 available (12.0%, Due 10/2010) (5)(12)	150	150
		Senior Term Debt (10.5%, Due 12/2011)(5)	1,950	1,945
		Senior Term Debt (10.5%, Due 12/2011) (3)(5)	7,500	7,481
Precision Acquisition Group Holdings, Inc.	Manufacturing-consumable components for the aluminum industry	Equipment Note (13.0%, Due 10/2010) (5)(13)	1,000	950
		Senior Term Debt (13.0%, Due 10/2010) (5)(13)	4,125	3,919
		Senior Term Debt (13.0%, Due 10/2010) (3)(5)(13)	4,053	3,850
PROFITSystems Acquisition Co.	Service-design and develop ERP software	Line of Credit, $350 available (4.5%, Due 7/2011)	—	—
		Senior Term Debt (8.5%, Due 7/2011)(5)	1,000	940
		Senior Term Debt (10.5%, Due 7/2011) (3)(5)	2,900	2,697
RCS Management Holding Co.	Service-healthcare supplies	Senior Term Debt (9.5%, Due 1/2011) (3)(5)	1,937	1,918
		Senior Term Debt (11.5%, Due 1/2011) (4)(5)	3,060	3,029
Reliable Biopharmaceutical Holdings, Inc.	Manufacturing-pharmaceutical and biochemical intermediates	Line of Credit, $3,800 available (9.0%, Due 10/2010) (5)(14)	1,200	1,188
		Mortgage Note (9.5%, Due 10/2014)(5)	7,255	7,201
		Senior Term Debt (9.0%, Due 10/2012)(5)	1,080	1,069
		Senior Term Debt (11.0%, Due 10/2012) (3)(5)	11,693	11,386
		Senior Subordinated Term Debt (12.0%, Due 10/2013)(5)	6,000	5,730
		Common Stock Warrants (7)(8)	209	—
Saunders & Associates	Manufacturing-equipment provider for frequency control devices	Senior Term Debt (9.8%, Due 5/2013)(5)	8,947	8,935

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

SCI Cable, Inc.	Service-cable, internet, voice provide	Senior Term Debt (non-accrual, Due 10/2012)(5)(8)(10)	$450	$140
		Senior Term Debt (non-accrual, Due 10/2012) (5)(8)(10)	2,931	352
Sunburst Media — Louisiana, LLC	Service-radio station operator	Senior Term Debt (10.5%, Due 6/2011)(5)	6,391	5,100
Sunshine Media Holdings	Service-publisher regional B2B trade magazines	Line of credit, $401 available (10.5%, Due 2/2011)(5)	1,599	1,499
		Senior Term Debt (10.5%, Due 5/2012)(5)	16,948	15,889
		Senior Term Debt (13.3%, Due 5/2012) (3)(5)	10,700	9,898
Thibaut Acquisition Co.	Service-design and distribute wall covering	Senior Term Debt (8.5%, Due 1/2011)(5)	1,000	970
		Senior Term Debt (8.5%, Due 1/2011)(5)	1,075	1,043
		Senior Term Debt (12.0%, Due 1/2011)(3)(5)	3,000	2,888
Viapack, Inc.	Manufacturing-polyethylene film	Senior Real Estate Term Debt (10.0%, Due 3/2011)(5)	675	672
		Senior Term Debt (13.0%, Due 3/2011) (3)(5)	4,005	3,990
Westlake Hardware, Inc.	Retail-hardware and variety	Senior Subordinated Term Debt (12.3%, Due 1/2014)(5)	12,000	11,820
		Senior Subordinated Term Debt (13.5%, Due 1/2014)(5)	8,000	7,800
Winchester Electronics	Manufacturing-high bandwidth connectors and cables	Senior Term Debt (5.3%, Due 5/2012)(5)	1,250	1,244
		Senior Term Debt (6.0%, Due 5/2013)(5)	1,686	1,661
		Senior Subordinated Term Debt (14.0%, Due 6/2013)(5)	9,875	9,603

Subtotal — Non-syndicated loans			225,798	206,326

Syndicated Loans:
Airvana Network Solutions, Inc	Service-telecommunications	Senior Term Debt (11.0%, Due 8/2014)(6)	8,858	8,942
Puerto Rico Cable Acquisition Company, Inc.	Service-telecommunications	Senior Subordinated Term Debt (7.9%, Due 1/2012)(6)	7,159	6,427
WP Evenflo Group Holdings Inc.	Manufacturing-infant and juvenile products	Senior Term Debt (8.0%, Due 2/2013)(6)	1,881	1,655
		Senior Preferred Equity (7)(8)	333	379
		Junior Preferred Equity (7)(8)	111	8
		Common Stock(7)(8)	—	—

Subtotal — Syndicated loans			18,342	17,411

Total Non-Control/Non-Affiliate Investments (represents 87% of total investments at fair value)			$244,140	$223,737

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

Company(1)	Industry	Investment(2)	Cost	Fair Value
			(Dollar amounts in thousands)

CONTROL INVESTMENTS
BERTL, Inc.	Service-web-based evaluator of digital imaging products	Line of Credit, $302 available (non-accrual, Due 10/2010)(7)(8)(10)(11)	$1,319	$—
		Common Stock(7)(8)	424	—
Defiance Integrated Technologies, Inc.	Manufacturing-trucking parts	Senior Term Debt (11.0%, Due 4/2013)(3)(5)	8,325	8,325
		Common Stock(7)(8)	1	1,543
		Guaranty ($250)
Lindmark Acquisition, LLC	Service-advertising	Senior Subordinated Term Debt (non-accrual, Due 10/2012)(5)(8)(9)(10)	10,000	5,000
		Senior Subordinated Term Debt (non-accrual, Due 12/2010)(5)(8)(9)(10)	2,000	1,000
		Senior Subordinated Term Debt (non-accrual, Due Upon Demand)(5)(8)(9)(10)	1,794	897
		Common Stock(7)(8)	1	—
LocalTel, LLC	Service-yellow pages publishing	Line of credit, $152 available (non-accrual, Due 12/2010)(7)(8)(10)	1,698	1,063
		Line of Credit, $1,830 available (non-accrual, Due 6/2011)(7)(8)(10)	325	—
		Senior Term Debt (non-accrual, Due 6/2011)(7)(8)(10)	1,170	—
		Senior Term Debt (non-accrual, Due 6/2011)(7)(8)(10)	2,688	—
		Senior Term Debt (non-accrual, Due 6/2011)(3)(7)(8)(10)	2,750	—
		Common Stock Warrants(7)(8)	—	—
Midwest Metal Distribution, Inc.	Distribution-aluminum sheets and stainless steel	Senior Subordinated Term Debt (12.0%, Due 7/2013)(5)	18,254	15,539
		Common Stock(7)(8)	138	—
U.S. Healthcare Communications, Inc.	Service-magazine publisher/operator	Line of credit, $131 available (non-accrual, Due 12/2010)(7)(8)(10)	269	5
		Line of credit, $0 available (non-accrual, Due 12/2010)(7)(8)(10)	450	—
		Common Stock(7)(8)	2,470	—

Total Control Investments (represents 13% of total investments at fair value)			$54,076	$33,372

Total Investments (15)			$298,216	$257,109

(1)	Certain of the listed securities are issued by affiliate(s) of the indicated portfolio company.

(2)	Percentage represents interest rates in effect at September 30, 2010 and due date represents the contractual maturity date.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

(3)	Last Out Tranche (“LOT”) of senior debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after the senior debt.

(4)	LOT of senior debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after the senior debt, however, the debt is also junior to another LOT.

(5)	Fair value was primarily based on opinions of value submitted by Standard & Poor’s Securities Evaluations, Inc.

(6)	Security valued based on the indicative bid price on or near September 30, 2010, offered by the respective syndication agent’s trading desk or secondary desk.

(7)	Fair value was primarily based on the total enterprise value of the portfolio company using a liquidity waterfall approach. The Company also considered discounted cash flow methodologies.

(8)	Security is non-income producing.

(9)	Lindmark’s loan agreement was amended in March 2009 such that any unpaid current interest accrues as a success fee. The success fee is not recorded until paid (see Note 2, “Summary of Significant Accounting Policies — Investment Income Recognition”).

(10)	BERTL, KMBQ, Lindmark, LocalTel, SCI Cable and U.S. Healthcare are currently past due on interest payments and are on non-accrual.

(11)	BERTL’s interest includes past due interest transferred to principal (see Note 2, “Summary of Significant Accounting Policies — Investment Income Recognition”). Subsequent to September 30, 2010, BERTL’s line of credit maturity date was extended to October 2011.

(12)	Subsequent to September 30, 2010, Pinnacle’s line of credit maturity date was extended to January 2011.

(13)	Subsequent to September 30, 2010, Precision’s equipment note and senior term loan maturity dates were extended to November 2010.

(14)	Subsequent to September 30, 2010, Reliable’s line of credit limit was reduced to$3,500, the interest rate floor was increased to 10.0% and the maturity date was extended to January 2011.

(15)	Aggregate gross unrealized depreciation for federal income tax purposes is $1,919; aggregate gross unrealized appreciation for federal income tax purposes is $43,023. Net unrealized depreciation is $41,104 based on a tax cost of $298,186.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2011
(DOLLAR AMOUNTS IN THOUSANDS,
EXCEPT PER SHARE DATA AND AS OTHERWISE INDICATED)

NOTE 1.	Organization

Gladstone Capital Corporation (the “Company”) was incorporated under the General Corporation Laws of the State of Maryland on May 30, 2001. The Company is a closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, the Company has elected to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s investment objective is to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, of established private businesses that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses, with a particular focus on senior notes. In addition, the Company may acquire from others existing loans that meet this profile.

Gladstone Business Loan, LLC (“Business Loan”), a wholly-owned subsidiary of the Company, was established on February 3, 2003 for the purpose of holding the Company’s portfolio of loan investments. Gladstone Capital Advisers, Inc. established on December 30, 2003, is also a wholly-owned subsidiary of the Company.

Northern Virginia SBIC, LP (“Northern Virginia SBIC”) and Northern Virginia SBIC GP, LLC, the general partner of Northern Virginia SBIC, were established on December 4, 2008 as wholly-owned subsidiaries of the Company for the purpose of applying for and holding a license to enable the Company, through Northern Virginia SBIC, to make investments in accordance with the United States Small Business Administration guidelines for small business investment companies.

Gladstone Financial Corporation (“Gladstone Financial”), a wholly-owned subsidiary of the Company, was established on November 21, 2006 for the purpose of holding a license to operate as a Specialized Small Business Investment Company. Gladstone Financial (previously known as Gladstone SSBIC Corporation) acquired this license in February 2007. This will enable the Company, through this subsidiary, to make investments in accordance with the United States Small Business Administration guidelines for specialized small business investment companies.

The financial statements of all of the aforementioned subsidiaries are consolidated with those of the Company.

The Company is externally managed by Gladstone Management Corporation (the “Adviser”), an affiliate of the Company.

NOTE 2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Statements and Basis of Presentation

Interim financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 10 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, certain disclosures accompanying annual financial statements prepared in accordance with GAAP are omitted. The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Under Article 6 of Regulation S-X under the Securities Act, and the authoritative accounting guidance provided by the AICPA Audit and Accounting Guide for Investment Companies, the Company is not permitted to consolidate any portfolio company investments, including those in which the Company has a controlling interest. In the opinion of the Company’s management, all adjustments, consisting solely of normal recurring accruals, necessary for the fair statement of financial statements for the interim periods have been included. The results of operations for the six months ended March 31, 2011 are not necessarily indicative of results that ultimately may be achieved for the year. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes thereto included in the Company’s Form 10-K for the fiscal year ended September 30, 2010, as filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2010.

The year-end Condensed Consolidated Statement of Assets and Liabilities contained elsewhere in this prospectus was derived from audited financial statements but does not include all disclosures required by GAAP.

Reclassifications

Certain amounts in the prior period’s financial statements have been reclassified to conform to the presentation for the period ended March 31, 2011 with no effect to net increase in net assets resulting from operations.

Investment Valuation Policy

The Company carries its investments at market value to the extent that market quotations are readily available and reliable, and otherwise at fair value, as determined in good faith by its Board of Directors. In determining the fair value of the Company’s investments, the Adviser has established an investment valuation policy (the “Policy”). The Policy has been approved by the Company’s Board of Directors, and each quarter the Board of Directors reviews whether the Adviser has applied the Policy consistently and votes whether or not to accept the recommended valuation of the Company’s investment portfolio.

The Company uses generally accepted valuation techniques to value its portfolio unless the Company has specific information about the value of an investment to determine otherwise. From time to time the Company may accept an appraisal of a business in which the Company holds securities. These appraisals are expensive and occur infrequently but provide a third-party valuation opinion that may differ in results, techniques and scopes used to value the Company’s investments. When these specific third-party appraisals are sought, the Company uses estimates of value provided by such appraisals and its own assumptions, including estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date, to value the investment the Company has in that business.

The Policy, summarized below, applies to publicly-traded securities, securities for which a limited market exists and securities for which no market exists.

Publicly-traded securities:  The Company determines the value of publicly-traded securities based on the closing price for the security on the exchange or securities market on which it is listed and primarily traded on the valuation date. To the extent that the Company owns restricted securities that are not freely tradable, but for which a public market otherwise exists, the Company will use the market value of that security adjusted for any decrease in value resulting from the restrictive feature.

Securities for which a limited market exists:  The Company values securities that are not traded on an established secondary securities market, but for which a limited market for the security exists, such as certain participations in, or assignments of, syndicated loans, at the quoted bid price. In valuing these assets, the Company assesses trading activity in an asset class and evaluates variances in prices and other market insights to determine if any available quote prices are reliable. If the Company concludes that quotes based on active markets or trading activity may be relied upon, firm bid prices are requested; however, if a firm bid price is unavailable, the Company bases the value of the security upon the indicative bid price (“IBP”) offered by the respective originating syndication agent’s trading desk, or secondary desk, on or near the valuation date. To the extent that the Company uses the IBP as a basis for valuing the security, the Adviser may take further steps to consider additional information to validate that price in accordance with the Policy.

In the event these limited markets become illiquid such that market prices are no longer readily available, the Company will value its syndicated loans using alternative methods, such as estimated net present values of the future cash flows or discounted cash flows (“DCF”). The use of a DCF methodology follows that prescribed by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” which provides guidance on the use of a reporting entity’s own assumptions about future cash flows and risk-adjusted discount rates when relevant observable inputs, such as quotes in active markets, are not available. When relevant observable market data does not exist, the alternative outlined in ASC 820 is the valuation of investments based on DCF. For the purposes of using DCF to provide fair value estimates, the Company considers multiple inputs such as a risk-adjusted discount rate that incorporates adjustments that market participants would make both for nonperformance and liquidity risks. As such, the Company develops a modified discount rate approach that incorporates risk premiums including, among others, increased probability of default, or higher loss given default or increased liquidity risk. The DCF valuations applied to the syndicated loans provide an estimate of what the Company believes a market participant would pay to purchase a syndicated loan in an active market, thereby establishing a fair value. The Company will apply the DCF methodology in illiquid markets until quoted prices are available or are deemed reliable based on trading activity.

As of March 31, 2011, the Company assessed trading activity in its syndicated loan assets and determined that there continued to be market liquidity and a secondary market for these assets. Thus, firm bid prices, or IBPs, were used to fair value the Company’s syndicated loans as of March 31, 2011.

Securities for which no market exists:  The valuation methodology for securities for which no market exists falls into four categories: (1) portfolio investments comprised solely of debt securities; (2) portfolio investments in controlled companies comprised of a bundle of securities, which can include debt and equity securities; (3) portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and equity securities; and (4) portfolio investments comprised of non-publicly-traded non-control equity securities of other funds.

(1) Portfolio investments comprised solely of debt securities:  Debt securities that are not publicly traded on an established securities market, or for which a limited market does not exist (“Non-Public Debt Securities”), and that are issued by portfolio companies in which the Company has no equity or equity-like securities, are fair valued in accordance with the terms of the Policy, which utilizes opinions of value submitted to the Company by Standard & Poor’s Securities Evaluations, Inc. (“SPSE”). The Company may also submit paid in kind (“PIK”) interest to SPSE for its evaluation when it is determined that PIK interest is likely to be received.

(2) Portfolio investments in controlled companies comprised of a bundle of investments, which can include debt and equity securities:  The fair value of these investments is determined based on the total enterprise value (“TEV”) of the portfolio company, or issuer, utilizing a liquidity waterfall approach under ASC 820 for the Company’s Non-Public Debt Securities and equity or equity-like securities (e.g. preferred equity, common equity, or other equity-like securities) that are purchased together as part of a package, where the Company has control or could gain control through an option or warrant security; both the debt and equity securities of the portfolio investment would exit in the mergers and acquisition market as the principal market, generally through a sale or recapitalization of the portfolio company. In accordance with ASC 820, the Company applies the in-use premise of value which assumes the debt and equity securities are sold together. Under this liquidity waterfall approach, the Company first calculates the TEV of the issuer by incorporating some or all of the following factors to determine the TEV of the issuer:

•	the issuer’s ability to make payments;

•	the earnings of the issuer;

•	recent sales to third parties of similar securities;

•	the comparison to publicly traded securities; and

•	DCF or other pertinent factors.

In gathering the sales to third parties of similar securities, the Company may reference industry statistics and use outside experts. Once the Company has estimated the TEV of the issuer, the Company will subtract the value of all the debt securities of the issuer, which are valued at the contractual principal balance. Fair values of these debt securities are discounted for any shortfall of TEV over the total debt outstanding for the issuer. Once the values for all outstanding senior securities (which include the debt securities) have been subtracted from the TEV of the issuer, the remaining amount, if any, is used to determine the value of the issuer’s equity or equity-like securities. If, in the Adviser’s judgment, the liquidity waterfall approach does not accurately reflect the value of the debt component, the

Adviser may recommend that the Company use a valuation by SPSE, or, if that is unavailable, a DCF valuation technique.

(3) Portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and equity securities:  The Company values Non-Public Debt Securities that are purchased together with equity or equity-like securities from the same portfolio company, or issuer, for which the Company does not control or cannot gain control as of the measurement date, using a hypothetical secondary market as the Company’s principal market. In accordance with ASC 820, the Company determines its fair value of these debt securities of non-control investments assuming the sale of an individual debt security using the in-exchange premise of value. As such, the Company estimates the fair value of the debt component using estimates of value provided by SPSE and its own assumptions in the absence of observable market data, including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. Subsequent to June 30, 2009, for equity or equity-like securities of investments for which the Company does not control or cannot gain control as of the measurement date, the Company estimates the fair value of the equity using the in-exchange premise of value based on factors such as the overall value of the issuer, the relative fair value of other units of account including debt, or other relative value approaches. Consideration is also given to capital structure and other contractual obligations that may impact the fair value of the equity. Further, the Company may utilize comparable values of similar companies, recent investments and indices with similar structures and risk characteristics or its own assumptions in the absence of other observable market data and may also employ DCF valuation techniques.

(4) Portfolio investments comprised of non-publicly traded non-control equity securities of other funds:  The Company values any uninvested capital of the non-control fund at par value and values any invested capital at the value provided by the non-control fund.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been obtained had a ready market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned. There is no single standard for determining fair value in good faith, as fair value depends upon circumstances of each individual case. In general, fair value is the amount that the Company might reasonably expect to receive upon the current sale of the security in an arms-length transaction in the security’s principal market.

Refer to Note 3 below for additional information regarding fair value measurements and the Company’s adoption of ASC 820.

Investment Income Recognition

Interest income, adjusted for amortization of premiums and acquisition costs, the accretion of discounts and the amortization of amendment fees, is recorded on the accrual basis to the extent that such amounts are expected to be collected. Generally, when a loan becomes 90 days or more past due, or if the Company’s qualitative assessment indicates that the debtor is unable to service its debt or other obligations, the Company will place the loan on non-accrual status and cease recognizing interest income on that loan until the borrower has demonstrated the ability and intent to pay contractual amounts due. However, the Company remains contractually entitled to this interest. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest are paid and, in management’s judgment, are likely to remain current, or due to a restructuring such that the interest income is deemed to be collectible. As of March 31, 2011, two Non-Control/Non-Affiliate investments and four Control investments were on non-accrual with an aggregate cost basis of approximately $30.4 million, or 9.7% of the cost basis of all loans in the Company’s portfolio. As of September 30, 2010, two Non-Control/Non-Affiliate investments and four Control investments were on non-accrual with an aggregate cost basis of approximately $29.9 million, or 10.0% of the cost basis of all loans in the Company’s portfolio.

As of March 31, 2011, the Company had loans in its portfolio which contain a PIK provision. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as income. To maintain the Company’s status as a RIC, this non-cash source of income must be paid out to stockholders in the form of distributions, even though the Company has not yet collected the cash. The Company recorded PIK income of $4 and $8 for the three and six months ended March 31, 2011, respectively, as compared to $4 and $60 for the three and six months ended March, 31, 2010, respectively.

The Company also transfers past due interest to the principal balance as stipulated in certain loan amendments with portfolio companies. The Company transferred past due interest to the principal balance of $0.2 million for both the three and six months ended March 31, 2011, as compared to $0.3 million and $0.4 million for the three and six months ended March 31, 2010, respectively.

As of March 31, 2011, the Company had fifteen original issue discount (“OID”) loans. The Company recorded OID income of $29 and $53 for the three and six months ended March 31, 2011, respectively, as compared to $2 for both the three and six months ended March 31, 2010.

Success fees are recorded upon receipt. Success fees are contractually due upon a change of control in a portfolio company and are recorded in Other income in the accompanying Condensed Consolidated Statements of Operations. The Company recorded $0.6 million of success fees during the six months ended March 31, 2011, which resulted from the exits of Pinnacle Treatment Centers, Inc. and Interfilm Holdings, Inc. During the six months ended March 31, 2010, the Company received $1.4 million in success fees from the exits of ActivStyle Acquisition Co., Saunders & Associates, Visual Edge Technology, Inc., Tulsa Welding School, and the prepayment of success fees from Doe & Ingalls Management LLC.

NOTE 3.	Investments

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. ASC 820 provides a consistent definition of fair value that focuses on exit price in the principal, or most advantageous, market and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. ASC 820 also establishes the following three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 inputs are in those markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers; and

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are those inputs that reflect the Company’s own assumptions that market participants would use to price the asset or liability based upon the best available information.

As of March 31, 2011 and September 30, 2010, all of the Company’s investments were valued using Level 3 inputs.

The following tables present the financial instruments carried at fair value as of March 31, 2011 and September 30, 2010, by caption on the accompanying Condensed Consolidated Statements of Assets and Liabilities for each of the three levels of hierarchy established by ASC 820:

	Level 3 Investments
	Total Fair Value Reported in Condensed
	Consolidated Statements of Assets and Liabilities
	March 31, 2011	September 30, 2010

Non-Control/Non-Affiliate Investments
Senior term debt	$151,512	$163,203
Senior subordinated term debt	55,552	59,463
Preferred equity	538	387
Common equity/equivalents	859	684

Total Non-Control/Non-Affiliate investments at fair value	208,461	223,737

Control Investments
Senior term debt	$22,090	$9,393
Senior subordinated term debt	21,047	22,436
Common equity/equivalents	5,515	1,543

Total Control investments at fair value	48,652	33,372

Total investments at fair value	$257,113	$257,109

Changes in Level 3 Fair Value Measurements of Investments

The following tables provide a roll-forward in the changes in fair value during the three-month period from December 31, 2010 to March 31, 2011, and for the six-month period from September 30, 2010 to March 31, 2011, for all investments for which the Company determines fair value using unobservable (Level 3) factors. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable factors that are part of the valuation methodology. Two tables are provided for each period: the first table is broken out by Control and Non-Control/Non-Affiliate investment classification, and the second table is broken out by major security type.

Fair value measurements using unobservable data inputs (Level 3)

Periods ended March 31, 2011:

	Non-Control/
	Non-Affiliate	Control
	Investments	Investments	Total

Three months ended March 31, 2011:
Fair value at December 31, 2010	$216,612	$35,893	$252,505
Net realized gain	163	—	163
Net unrealized depreciation(1)	(2,810)	(10,049)	(12,859)
Reversal of prior period net appreciation on realization(1)	(210)	—	(210)
Issuances/Originations(2)	38,829	2,008	40,837
Settlements/Repayments	(21,888)	(695)	(22,583)
Sales	—	(740)	(740)
Transfer(3)	(22,235)	22,235	—

Fair value as of March 31, 2011	$208,461	$48,652	$257,113

	Non-Control/
	Non-Affiliate	Control
	Investments	Investments	Total

Six months ended March 31, 2011:
Fair value at September 30, 2010	$223,737	$33,372	$257,109
Net realized gain	163	—	163
Net unrealized depreciation(1)	(8,355)	(7,952)	(16,307)
Reversal of prior period net depreciation on realization(1)	293	—	293
Issuances/Originations(2)	50,125	2,511	52,636
Settlements/Repayments	(35,230)	(774)	(36,004)
Sales	(37)	(740)	(777)
Transfer(3)	(22,235)	22,235	—

Fair value as of March 31, 2011	$208,461	$48,652	$257,113

	Senior	Senior		Common
	Term	Subordinated	Preferred	Equity/
	Debt	Term Debt	Equity	Equivalents	Total

Three months ended March 31, 2011:
Fair value at December 31, 2010	$169,882	$76,999	$523	$5,101	$252,505
Net realized gain (loss)	177	(14)	—	—	163
Net unrealized (depreciation) appreciation(1)	(11,268)	(1,364)	(361)	134	(12,859)
Reversal of prior period net appreciation on realization(1)	(210)	—	—	—	(210)
Issuances/Originations(2)	37,544	1,038	375	1,880	40,837
Settlements/Repayments	(22,523)	(60)	—	—	(22,583)
Sales	—	—	—	(740)	(740)

Fair value as of March 31, 2011	$173,602	$76,599	$537	$6,375	$257,113

	Senior	Senior		Common
	Term	Subordinated	Preferred	Equity/
	Debt	Term Debt	Equity	Equivalents	Total

Six months ended March 31, 2011:
Fair value at September 30, 2010	$172,596	$81,899	$386	$2,228	$257,109
Net realized gain (loss)	177	(14)	—	—	163
Net unrealized (depreciation) appreciation(1)	(17,218)	(1,839)	(224)	2,974	(16,307)
Reversal of prior period net (appreciation) depreciation on realization(1)	(191)	731	—	(247)	293
Issuances/Originations(2)	46,942	3,122	375	2,197	52,636
Settlements/Repayments	(28,704)	(7,300)	—	—	(36,004)
Sales	—	—	—	(777)	(777)

Fair value as of March 31, 2011	$173,602	$76,599	$537	$6,375	$257,113

Periods ended March 31, 2010:

	Non-Control/
	Non-Affiliate	Control
	Investments	Investments	Total

Three months ended March 31, 2010:
Fair value at December 31, 2009	$272,380	$34,258	$306,638
Net realized gain(2)	892	—	892
Net unrealized appreciation (depreciation)(1)	1,018	(566)	452
Reversal of prior period net depreciation on realization(1)	2,031	—	2,031
Issuances/Originations(2)	3,308	1,832	5,140
Settlements/Repayments	(23,065)	—	(23,065)
Sales	(337)	—	(337)

Fair value as of March 31, 2010	$256,227	$35,524	$291,751

	Non-Control/
	Non-Affiliate	Control
Six Months Ended March 31, 2010:	Investments	Investments	Total

Fair value at September 30, 2009	$286,997	$33,972	$320,969
Net realized loss(2)	(28)	—	(28)
Net unrealized appreciation (depreciation)(1)	3,211	(1,566)	1,645
Reversal of prior period net depreciation on realization(1)	3,437	—	3,437
Issuances/Originations(2)	4,202	3,118	7,320
Settlements/Repayments	(38,473)	—	(38,473)
Sales	(3,119)	—	(3,119)

Fair value as of March 31, 2010	$256,227	$35,524	$291,751

	Senior	Senior		Common
	Term	Subordinated	Preferred	Equity/
Three Months Ended	Debt	Term Debt	Equity	Equivalents	Total

March 31, 2010:
Fair value at December 31, 2009	$198,577	$106,609	$—	$1,452	$306,638
Net realized (loss) gain	(312)	(163)	—	1,367	892
Net unrealized appreciation (depreciation)(1)	414	392	—	(354)	452
Reversal of prior period net depreciation (appreciation) on realization(1)	1,066	1,212	—	(247)	2,031
Issuances/Originations(2)	4,901	239	—	—	5,140
Settlements/Repayments	(16,298)	(5,200)	—	(1,567)	(23,065)
Sales	—	(337)	—	—	(337)

Fair value as of March 31, 2010	$188,348	$102,752	$—	$651	$291,751

	Senior	Senior		Common
	Term	Subordinated	Preferred	Equity/
Six Months Ended	Debt	Term Debt	Equity	Equivalents	Total

March 31, 2010:
Fair value at September 30, 2009	$212,290	$105,794	$—	$2,885	$320,969
Net realized (loss) gain	(825)	(570)	—	1,367	(28)
Net unrealized appreciation (depreciation)(1)	2,065	1,619	—	(247)	3,437
Reversal of prior period net depreciation (appreciation) on realization(1)	1,210	2,222	—	(1,787)	1,645
Issuances/Originations(2)	6,078	1,242	—	—	7,320
Settlements/Repayments	(31,545)	(5,361)	—	(1,567)	(38,473)
Sales	(925)	(2,194)	—	—	(3,119)

Fair value as of March 31, 2010	$188,348	$102,752	$—	$651	$291,751

(1)	Included in unrealized appreciation (depreciation) on investments on the accompanying Condensed Consolidated Statements of Operations for the three and six months ended March 31, 2011 and 2010.

(2)	Includes PIK, amortization of OID, and other cost basis adjustments.

(3)	Transfer represents the fair value of Sunshine Media Holdings as of December 31, 2010, which was reclassified from a Non-Control/Non-Affiliate investment to a Control investment during the three months ended March 31, 2011.

Non-Control/Non-Affiliate Investments

As of March 31, 2011 and September 30, 2010, the Company held Non-Control/Non-Affiliate investments in the aggregate of approximately $208.5 million and $223.7 million, at fair value, respectively. During the three months ended March 31, 2011, the Company added six new Non-Control/Non-Affiliate investments, with an aggregate fair value of $34.8 million as of March 31, 2011 and exited three Non-Control/Non-Affiliate investments, for which the Company received aggregate payments of $17.1 million. During the six months ended March 31, 2011, the Company added eleven new Non-Control/Non-Affiliate investments, with an aggregate fair value of $43.8 million as of March 31, 2011, exited five Non-Control/Non-Affiliate investments, for which the Company received aggregate payments of $26.6 million, sold one Non-Control/Non-Affiliate investment and partially sold one Control investments for aggregate net proceeds of $0.8 million. As of March 31, 2011, the Company had a total of 38 Non-Control/Non-Affiliate investments, of which twelve were syndicated loans.

Control Investments

As of March 31, 2011 and September 30, 2010, the Company held seven and six Control investments in the aggregate of approximately $48.7 million and $33.4 million, at fair value, respectively. During the three months ended March 31, 2011, the Company took control of Sunshine Media Holdings, which is now classified as a Control Investment. Additionally, three Control investments made draws, totaling $0.2 million, on their respective lines of credit. During the six months ended March 31, 2011, three Control investments made draws, totaling $0.3 million, on their respective lines of credit. The Company did not exit any Control investments during the six months ended March 31, 2011.

Investment Concentrations

As of March 31, 2011, the Company had aggregate investments in 45 portfolio companies. Approximately 67.5% of the aggregate fair value of such investments at March 31, 2011 was comprised of senior term debt, 29.8% was senior subordinated term debt and 2.7% was in equity securities. The following table outlines the Company’s investments by type at March 31, 2011 and September 30, 2010:

	March 31, 2011		September 30, 2010
	Cost	Fair Value	Cost	Fair Value

Senior term debt	$218,457	$173,602	$200,041	$172,596
Senior subordinated term debt	89,794	76,599	93,987	81,899
Preferred equity	1,185	537	444	387
Common equity/equivalents	4,799	6,375	3,744	2,227

Total investments	$314,235	$257,113	$298,216	$257,109

Investments at fair value consisted of the following industry classifications as of March 31, 2011 and September 30, 2010:

	March 31, 2011		September 30, 2010
		Percentage		Percentage
		of Total		of Total
Industry Classification	Fair Value	Investments	Fair Value	Investments

Broadcast (TV & radio)	$33,226	12.9%	$44,562	17.3%
Healthcare, education & childcare	33,053	12.8	41,098	16.0
Electronics	24,833	9.7	25,080	9.8
Mining, steel, iron & non-precious metals	24,663	9.6	24,343	9.5
Automobile	23,480	9.1	9,868	3.8
Printing & publishing	22,796	8.9	37,705	14.7
Retail stores	19,570	7.6	19,620	7.6
Personal & non-durable consumer products	11,693	4.5	9,230	3.6
Buildings & real estate	11,038	4.3	12,454	4.8
Home & office furnishings	10,130	3.9	10,666	4.1
Machinery	8,650	3.4	8,719	3.4
Personal, food and miscellaneous services	7,923	3.1	—	—
Beverage, food & tobacco	7,350	2.9	—	—
Leisure, amusement, movies & entertainment	4,883	1.9	3,994	1.6
Chemicals, plastics & rubber	4,531	1.8	7,044	2.7
Diversified natural resources, precious metals & minerals	3,130	1.2	—	—
Diversified/conglomerate manufacturing	2,365	0.9	2,042	0.8
Telecommunications	1,984	0.8	—	—
Insurance	1,015	0.4	—	—
Aerospace & defense	800	0.3	400	0.2
Farming & agriculture	—	—	284	0.1

Total investments	$257,113	100.0%	$257,109	100.0%

The investments at fair value were included in the following geographic regions of the United States at March 31, 2011 and September 30, 2010:

	March 31, 2011		September 30, 2010
		Percent of		Percentage of
		Total		Total
Geographic Region	Fair Value	Investments	Fair Value	Investments

Midwest	$127,790	49.7%	$109,299	42.5%
South	52,592	20.5	44,704	17.4
West	49,891	19.4	59,684	23.2
Northeast	26,840	10.4	36,995	14.4
U.S. Territory	—	—	6,427	2.5

Total Investments	$257,113	100.0%	$257,109	100.0%

The geographic region indicates the location of the headquarters for the Company’s portfolio companies. A portfolio company may have a number of other business locations in other geographic regions.

Investment Principal Repayments

The following table summarizes the contractual principal repayments and maturity of the Company’s investment portfolio by fiscal year, assuming no voluntary prepayments, at March 31, 2011:

For the remaining six months ending September 30:	Amount

2011	$18,295
For the fiscal year ending September 30:
2012	76,646
2013	122,981
2014	28,863
2015	32,088
2016 and thereafter	30,926

Total contractual repayments	$309,799
Investments in equity securities	5,984
Adjustments to cost basis on debt securities	(1,548)

Total cost basis of investments held at March 31, 2011:	$314,235

Receivables from Portfolio Companies

Receivables from portfolio companies represent non-recurring costs incurred on behalf of portfolio companies. The Company maintains an allowance for uncollectible receivables from portfolio companies, which is determined based on historical experience and management’s expectations of future losses. The Company charges the accounts receivable to the established provision when collection efforts have been exhausted and the receivables are deemed uncollectible. As of March 31, 2011 and September 30, 2010, the Company had gross receivables from portfolio companies of $0.6 million. The allowance for uncollectible receivables was $0.3 million for both March 31, 2011 and September 30, 2010.

NOTE 4.	Related Party Transactions

Loans to Former Employees

The Company has outstanding loans to certain employees of the Adviser, each of whom was a joint employee of the Adviser (or the Company’s previous adviser, Gladstone Capital Advisers, Inc.) and the Company at the time the loans were originally provided, for the exercise of options under the Amended and Restated 2001 Equity Incentive Plan, which has since been terminated. The loans require the quarterly payment of interest at the market rate in effect at the date of issue, have varying terms not exceeding ten years and have been recorded as a reduction of net assets. The loans are evidenced by full recourse notes that are due upon maturity or 60 days following termination of employment, and the shares of common stock purchased with the proceeds of the loan are posted as collateral. The Company received $1.1 million and $0 of principal repayments during the six months ended March 31, 2011 and 2010, respectively. The Company recognized interest income from all employee loans of $0.1 million and $0.2 million for the three and six months ended March 31, 2011, respectively, and $0.1 million and $0.2 million for the three and six months ended March 31, 2010, respectively.

Investment Advisory and Management Agreement

The Company has entered into an investment advisory and management agreement with the Adviser (the “Advisory Agreement”), which is controlled by the Company’s chairman and chief executive officer. In accordance with the Advisory Agreement, the Company pays the Adviser fees as compensation for its services, consisting of a base management fee and an incentive fee. On July 7, 2010, the Company’s Board of Directors approved the renewal of the Advisory Agreement through August 31, 2011.

The following table summarizes the management fees, incentive fees and associated credits reflected in the accompanying Condensed Consolidated Statements of Operations:

	Three Months Ended March 31,		Six Months Ended March 31,
	2011	2010	2011	2010

Average total assets subject to base management fee(1)	$273,000	$318,200	$271,200	$324,000
Multiplied by pro-rated annual base management fee of 2.0%	0.5%	0.5%	1.0%	1.0%

Unadjusted base management fee	$1,365	$1,591	$2,712	3,240
Reduction for loan servicing fees(2)	(757)	(852)	(1,599)	(1,781)

Base management fee(2)	608	739	1,113	1,459
Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5% per annum	(81)	(6)	(133)	(13)

Net base management fee	$527	$733	$980	$1,446

Incentive fee(2)	$1,102	$1,072	$2,261	$1,447
Credit from voluntary, irrevocable waiver issued by Adviser’s board of directors	(21)	—	(21)	(22)

Net incentive fee	$1,081	$1,072	$2,240	$1,425

Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5% per annum	$(81)	$(6)	$(133)	$(13)
Incentive fee credit	(21)	—	(21)	(22)

Credit to base management and incentive fees from Adviser(2)	$(102)	$(6)	$(154)	$(35)

(1)	Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash and cash equivalents resulting from borrowings, valued at the end of the applicable quarters within the respective periods and appropriately adjusted for any share issuances or repurchases during the periods.

(2)	Reflected as a line item on the Condensed Consolidated Statement of Operations located elsewhere in this prospectus.

Base Management Fee

The base management fee is payable quarterly and assessed at a rate of 2.0%, computed on the basis of the value of the Company’s average gross assets at the end of the two most recently completed quarters, which are total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. In addition, the following three items are adjustments to the base management fee calculation:

•	Loan Servicing Fees

The Adviser also services the loans held by Business Loan, in return for which it receives a 2.0% annual fee based on the monthly aggregate outstanding balance of loans pledged under the Company’s line of credit. Since the Company owns these loans, all loan servicing fees paid to the Adviser are treated as reductions directly against the 2.0% base management fee under the Advisory Agreement.

•	Senior Syndicated Loan Fee Waiver

The Company’s Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations, for the six months ended March 31, 2011 and 2010.

•	Portfolio Company Fees

Under the Advisory Agreement, the Adviser has also provided, and continues to provide, managerial assistance and other services to the Company’s portfolio companies and may receive fees for services other than managerial assistance. 50% of certain of these fees and 100% of others are credited against the base management fee that the Company would otherwise be required to pay to the Adviser.

Incentive Fee

The incentive fee consists of two parts: an income-based incentive fee and a capital gains-based incentive fee. The income-based incentive fee rewards the Adviser if the Company’s quarterly net investment income (before giving effect to any incentive fee) exceeds 1.75% of the Company’s net assets (the “hurdle rate”). The Company will pay the Adviser an income-based incentive fee with respect to the Company’s pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which the Company’s pre-incentive fee net investment income does not exceed the hurdle rate (7% annualized);

•	100% of the Company’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of the Company’s pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

The second part of the incentive fee is a capital gains-based incentive fee that will be determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), and equals 20% of the Company’s realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to the Adviser, the Company will calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since the Company’s inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in the Company’s portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the original cost of such investment since the Company’s inception. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the original cost of such investment since the Company’s inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the original cost of such investment. At the end of the applicable year, the amount of capital gains that serves as the basis for the Company’s calculation of the capital gains-based incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to the Company’s portfolio of investments. If this number is positive at the end of such year, then the capital gains-based incentive fee for such year equals 20% of such amount, less the aggregate amount of any capital gains-based incentive fees paid in respect of the Company’s portfolio in all prior years. No capital gains-based incentive fee has been recorded for the Company from its inception through March 31, 2011, as cumulative unrealized capital depreciation exceeded cumulative realized capital gains net of cumulative realized capital losses.

Administration Agreement

The Company has entered into an administration agreement (the “Administration Agreement”) with Gladstone Administration, LLC (the “Administrator”), an affiliate of the Adviser, whereby it pays separately for administrative services. The Administration Agreement provides for payments equal to the Company’s allocable portion of its Administrator’s overhead expenses in performing its obligations under the Administration Agreement, including, but not limited to, rent and the salaries and benefits expenses of the Company’s personnel, including its chief financial officer, chief compliance officer, treasurer, internal counsel and their respective staffs. The Company’s allocable portion of administrative expenses is generally derived by multiplying the Administrator’s total allocable expenses by the percentage of the Company’s total assets at the beginning of the quarter in comparison to the total assets at the beginning of the quarter of all companies managed by the Adviser under similar agreements. On July 7, 2010, the Company’s Board of Directors approved the renewal of the Administration Agreement through August 31, 2011.

Related Party Fees Due

Amounts due to related parties in the accompanying Condensed Consolidated Statements of Assets and Liabilities were as follows:

	March 31,	September 30,
	2011	2010

Unpaid base management fee to Adviser	$515	$319
Unpaid incentive fee to Adviser	1,081	158
Unpaid loan servicing fees to Adviser	195	196

Total fees due to Adviser	1,791	673

Unpaid administration fee due to Administrator	175	267

Total related party fees due	$1,966	$940

NOTE 5.	Borrowings

On March 15, 2010, the Company, through Business Loan, entered into a fourth amended and restated credit agreement which currently provides for a $127.0 million revolving line of credit arranged by Key Equipment Finance Inc. as administrative agent (the “Credit Facility”). Branch Banking and Trust Company (“BB&T”) and ING Capital LLC (“ING”) also joined the Credit Facility as committed lenders. Subject to certain terms and conditions, the Credit Facility may be expanded up to $202.0 million through the addition of other committed lenders to the facility. On November 22, 2010 (the “Amendment Date”), the Company amended its Credit Facility. Prior to the Amendment Date, advances under the Credit Facility bore interest at LIBOR subject to a minimum rate of 2.0%, plus 4.5% per annum, with a commitment fee of 0.5% per annum on undrawn amounts. As of the Amendment Date, advances under the Credit Facility bear interest at LIBOR subject to a minimum rate of 1.5%, plus 3.75% per annum, with a commitment fee of 0.5% per annum on undrawn amounts when the facility is drawn more than 50% and 1.0% per annum on undrawn amounts when the facility is drawn less than 50%. In addition, effective as of the Amendment Date, the Company is no longer obligated to pay an annual minimum earnings shortfall fee to the committed lenders, which was calculated as the difference between the weighted average of borrowings outstanding under the Credit Facility and 50.0% of the commitment amount of the Credit Facility, multiplied by 4.5% per annum, less commitment fees paid during the year. During the quarter ended December 31, 2010, the Company reversed the projected annual minimum earnings shortfall fee of $0.6 million that had been accrued as of September 30, 2010. As of the Amendment Date, the Company paid a $0.7 million fee.

As of March 31, 2011, there was a cost basis of approximately $33.2 million of borrowings outstanding under the Credit Facility at an average interest rate of 5.25%. Available borrowings are subject to various constraints imposed under the Credit Facility, based on the aggregate loan balance pledged by Business Loan. Interest is payable monthly during the term of the Credit Facility. The Credit Facility matures on March 15, 2012, and, if the facility is not renewed or extended by this date, all unpaid principal and interest will be due and payable on March 15, 2013. In addition, if the Credit Facility is not renewed on or before March 15, 2012, the Company will be required to use all principal collections from its loans to pay outstanding principal on the Credit Facility.

The Credit Facility contains covenants that require Business Loan to maintain its status as a separate entity, prohibit certain significant corporate transactions (such as mergers, consolidations, liquidations or dissolutions), and restrict material changes to the Company’s credit and collection policies. The facility requires a minimum of 20 obligors in the borrowing base and also limits payments of distributions. As of March 31, 2011, Business Loan had 30 obligors and the Company was in compliance with all of the facility covenants.

Fair Value

The Company elected to apply ASC 825, “Financial Instruments,” specifically for the Credit Facility, which was consistent with its application of ASC 820 to its investments. The Company estimated the fair value of the Credit Facility using estimates of value provided by an independent third party and its own assumptions in the absence of observable market data, including estimated remaining life, credit party risk, current market yield and interest rate spreads of similar securities as of the measurement date. The following tables present the Credit Facility carried at fair value as of March 31, 2011 and September 30, 2010, by caption on the accompanying Condensed Consolidated Statements of Assets and Liabilities for each of the three levels of hierarchy established by ASC 820 and a roll-forward in the changes in fair value during the three-month period from December 31, 2010 to March 31, 2011 and the six-month period from September 30, 2010 to March 31, 2011, for the Credit Facility for which the Company determines fair value using unobservable (Level 3) factors:

	Borrowings under Credit Facility
				Total Fair Value
				Reported in Condensed
				Consolidated Statements of
	Level 1	Level 2	Level 3	Assets and Liabilities

March 31, 2011	$—	$—	$33,646	$33,646
September 30, 2010	$—	$—	$17,940	$17,940

Fair value measurements using unobservable data inputs (Level 3)

	Three Months Ended March 31,
	2011	2010

Fair value as of December 31, 2010 and 2009, respectively	$25,301	$73,531
Unrealized depreciation(1)	(255)	(131)
Borrowings	40,800	2,600
Repayments	(32,200)	(23,000)

Fair value as of March 31, 2011 and 2010, respectively	$33,646	$53,000

	Six Months Ended March 31,
	2011	2010

Fair value as of September 30, 2010 and 2009, respectively	$17,940	$83,350
Unrealized depreciation(1)	(694)	(350)
Borrowings	50,800	5,500
Repayments	(34,400)	(35,500)

Fair value as of March 31, 2011 and 2010, respectively	$33,646	$53,000

(1)	Included in unrealized depreciation on borrowings on the accompanying Condensed Consolidated Statements of Operations for the three and six months ended March 31, 2011 and 2010.

The fair value of the collateral under the Credit Facility was approximately $216.1 million and $212.6 million at March 31, 2011 and September 30, 2010, respectively.

NOTE 6.	Common Stock

Registration Statement

On October 20, 2009, the Company filed a registration statement on Form N-2 (File No. 333-162592) that was declared effective by the SEC on January 28, 2010, and the Company filed a post-effective amendment to such registration statement on April 7, 2011, which has not yet been declared effective. Once the post-effective amendment has been declared effective, such registration statement will permit the Company to issue, through one or more transactions, an aggregate of $300.0 million in securities, consisting of common stock, preferred stock, subscription rights, debt securities and warrants to purchase common stock, or a combined offering of these securities.

On May 17, 2010, the Company and the Adviser entered into an equity distribution agreement (the “Agreement”) with BB&T Capital Markets, a division of Scott & Stringfellow, LLC (the “Agent”), under which the Company may, from time to time, issue and sell through the Agent, as sales agent, up to 2.0 million shares (the “Shares”) of the Company’s common stock, par value $0.001 per share, based upon instructions from the Company (including, at a minimum, the number of shares to be offered, the time period during which sales are requested to be made, any limitation on the number of shares that may be sold in any one day and any minimum price below which sales may not be made). Sales of Shares through the Agent, if any, will be executed by means of either ordinary brokers’ transactions on the NASDAQ Global Select Market in accordance with Rule 153 under the Securities Act of 1933 or such other sales of the Shares as shall be agreed by the Company and the Agent. The compensation payable to the Agent for sales of Shares with respect to which the Agent acts as sales agent shall be equal to 2.0% of the gross sales price of the Shares for amounts of Shares sold pursuant to the Agreement. To date, the Company has not issued any shares pursuant to this Agreement.

Employee Notes

The following table is a summary of all outstanding notes issued to employees of the Adviser for the exercise of stock options:

					Outstanding
	Number of	Strike Price of	Amount of		Balance of		Interest
	Options	Options	Promissory Note		Employee Loans	Maturity	Rate
Issue Date	Exercised	Exercised	Issued to Employees		at 3/31/11	Date	on Note

Aug-01	393,334	15.00	$5,900	(1)	$4,850	Aug-10	4.90	%(2)
Aug-01	18,334	15.00	275	(1)	251	Aug-10	4.90	(2)
Aug-01	18,334	15.00	275		275	Aug-11	4.90
Sep-04	13,332	15.00	200		198	Sep-13	5.00
Jul-06	13,332	15.00	200		200	Jul-15	8.26
Jul-06	18,334	15.00	275		275	Jul-15	8.26

	475,000		$7,125		$6,049

(1)	On September 7, 2010, the Company entered into redemption agreements (the “Redemption Agreements”) with David Gladstone, the Company’s Chairman and Chief Executive Officer, and Laura Gladstone, the daughter of Mr. Gladstone, in connection with the maturity of secured promissory notes executed by Mr. Gladstone and Ms. Gladstone in favor of the Company on August 23, 2001, in the principal amounts of $5.9 million and $0.3 million, respectively (collectively, the “Notes”). Mr. and Ms. Gladstone executed the Notes in payment of the exercise price of certain stock options (the “Options”) to acquire shares of the Company’s common stock. Concurrently with the execution of the Notes, the Company and Mr. and Ms. Gladstone entered into a stock pledge agreements (collectively, the “Pledge Agreements”), pursuant to which Mr. and Ms. Gladstone granted to the Company a first priority security interest in the Pledged Collateral (as defined in the respective Pledge Agreements), which includes 393,334 and 18,334 shares, respectively, of the Company’s common stock that Mr. and Ms. Gladstone acquired pursuant to the exercise of the Options (collectively, the “Pledged Shares”). An event of default was triggered under the Notes by virtue of Mr. and Ms. Gladstone’s failure to repay the amounts outstanding under the Notes within five business days of

August 23, 2010. The Redemption Agreements provide that, pursuant to the terms and conditions thereof, the Company will automatically accept and retire the Pledged Shares in partial or full satisfaction, as applicable, of Mr. and Ms. Gladstone’s obligations to the Company under the Notes at such time, if ever, that the trading price of the Company’s common stock reaches $15 per share. In entering into the Redemption Agreements, the Company reserved all of its existing rights under the Notes and the Pledge Agreements, including, but not limited, to the ability to foreclose on the Pledged Collateral at any time. On March 30, 2011, Mr. Gladstone paid down $1.1 million of the principal balance of his Note, leaving a principal balance of $4.8 million outstanding. In connection with this payment, the Company released its first priority security interest on 70,000 shares of Mr. Gladstone’s Pledged Shares, leaving a balance of 323,334 shares in Pledged Collateral from Mr. Gladstone.

(2)	An event of default was triggered under the Note by virtue of the employees’ failure to repay the amounts outstanding within five business days of August 23, 2010. As such, the Company charged a default rate of 2% per annum under the Note for periods following the date of default.

In accordance with ASC 505-10-45-2, “Equity,” receivables from employees for the issuance of capital stock to employees prior to the receipt of cash payment should be reflected in the balance sheet as a reduction to stockholders’ equity. Therefore, these recourse notes were recorded as loans to employees and are included in the equity section of the accompanying Condensed Consolidated Statements of Assets and Liabilities. As of March 31, 2011, the Company determined that these notes were still recourse.

NOTE 7.	Net (Decrease) Increase in Net Assets Resulting from Operations Per Share

The following table sets forth the computation of basic and diluted net (decrease) increase in net assets resulting from operations per share for the three and six months ended March 31, 2011 and 2010:

	Three Months Ended March 31,		Six Months Ended March 31,
	2011	2010	2011	2010

Numerator for basic and diluted net (decrease) increase in net assets resulting from operations per share	$(8,381)	$7,980	$(6,250)	$14,306
Denominator for basic and diluted weighted average shares	21,039,242	21,075,445	21,039,242	21,081,576

Basic and diluted net (decrease) increase in net assets resulting from operations per share	$(0.40)	$0.38	$(0.30)	$0.68

NOTE 8.	Distributions

The following table lists the per share distributions paid to stockholders for the six months ended March 31, 2011 and 2010:

			Distribution
Fiscal Year	Record Date	Payment Date	per Share

2011	October 21, 2010	October 29, 2010	$0.07
	November 19, 2010	November 30, 2010	0.07
	December 23, 2010	December 31, 2010	0.07
	January 21, 2011	January 31, 2011	0.07
	February 21, 2011	February 28, 2011	0.07
	March 21, 2011	March 31, 2011	0.07

		Total	$0.42

2010	October 22, 2009	October 30, 2009	$0.07
	November 19, 2009	November 30, 2009	0.07
	December 22, 2009	December 31, 2009	0.07
	January 21, 2010	January 29, 2010	0.07
	February 18, 2010	February 26, 2010	0.07
	March 23, 2010	March 31, 2010	0.07

		Total	$0.42

Aggregate distributions declared and paid for the six months ended March 31, 2011 and 2010 were approximately $8.8 million, and $8.9 million, respectively, which were declared based on estimates of net investment income for the respective fiscal years. Distributions declared for the fiscal year ended September 30, 2010 were comprised of 95.6% from ordinary income and 4.4% from a return of capital. The characterization of the distributions declared and paid for the fiscal year ending September 30, 2011 will be determined at year end and cannot be determined at this time.

The timing and characterization of certain income and capital gains distributions are determined annually in accordance with federal tax regulations which may differ from GAAP. These differences primarily relate to items recognized as income for financial statement purposes and realized gains for tax purposes. As a result, net investment income and net realized gain (loss) on investment transactions for a reporting period may differ significantly from distributions during such period. Accordingly, the Company may periodically make reclassifications among certain of its capital accounts without impacting the net asset value of the Company.

NOTE 9.	Commitments and Contingencies

As of March 31, 2011, the Company was not party to any signed commitments for potential investments. However, the Company has certain line of credit and capital commitments with its portfolio companies that have not been fully drawn or called, respectively. Since these commitments have expiration dates and the Company expects many will never be fully drawn or called, the total commitment amounts do not necessarily represent future cash requirements. The Company estimates the fair value of these unused and uncalled commitments as of March 31, 2011 and September 30, 2010 to be nominal.

In July 2009, the Company executed a guaranty of a line of credit agreement between Comerica Bank and Defiance Integrated Technologies, Inc. (the “Guaranty”), one of its Control investments. Pursuant to the Guaranty, if Defiance had a payment default, the guaranty was callable once the bank had reduced its claim by using commercially reasonable efforts to collect through disposition of the Defiance collateral. The Guaranty was limited to $0.3 million plus interest on that amount accrued from the date demand payment was made under the Guaranty, and all costs incurred by the bank in its collection efforts. On March 1, 2011, the Company and Comerica Bank terminated the Guaranty.

NOTE 10.	Financial Highlights

	Three Months Ended March 31,		Six Months Ended March 31
	2011	2010	2011	2010

Per Share Data(1)
Net asset value at beginning of period	$11.74	$11.92	$11.85	$11.81

Income from investment operations:
Net investment income(2)	0.21	0.21	0.43	0.42
Net realized gain on investments(2)	—	0.04	—	—
Net unrealized (depreciation) appreciation on investments(2)	(0.62)	0.12	(0.76)	0.24
Net unrealized appreciation on borrowings(2)	0.01	0.01	0.03	0.02

Total from investment operations	(0.40)	0.38	(0.30)	0.68

Distributions to stockholders(3)	(0.21)	(0.21)	(0.42)	(0.42)
Conversion of former employee stock option loans from recourse to non-recourse	—	(0.02)	—	(0.02)
Reclassification of principal on employee note	—	—	—	0.02
Repayment of principal on employee note	0.05	—	0.05	—
Anti-dilutive effect from retirement of employee loan shares	—	0.03	—	0.03

Net asset value at end of period	$11.18	$12.10	$11.18	$12.10

Per share market value at beginning of period	$11.52	$7.96	$11.27	$8.93
Per share market value at end of period	11.31	11.80	11.31	11.80
Total return(4)(5)	1.86%	56.94%	4.12%	38.77%
Shares outstanding at end of period	21,039,242	21,039,242	21,039,242	21,039,242
Statement of Assets and Liabilities
Data:
Net assets at end of period	$235,215	$254,549	$235,215	$254,549
Average net assets(6)	252,457	251,111	249,985	249,993
Senior Securities Data:
Total borrowings	33,646	53,000	33,646	53,000
Asset coverage ratio(7)(8)	797%	575%	797%	575%
Asset coverage per unit(8)	$7,966	$5,754	$7,966	$5,754
Ratios/Supplemental Data:
Ratio of expenses to average net assets-annualized(9)	6.43%	8.52%	6.00%	8.60%
Ratio of net expenses to average net assets-annualized(10)	6.27	8.51	5.87	8.57
Ratio of net investment income to average net assets-annualized	7.04	7.13	7.25	7.12

(1)	Based on actual shares outstanding at the end of the corresponding period.

(2)	Based on weighted average basic per share data.

(3)	Distributions are determined based on taxable income calculated in accordance with income tax regulations which may differ from amounts determined under accounting principles generally accepted in the United States of America.

(4)	Total return equals the change in the ending market value of the Company’s common stock from the beginning of the period taking into account distributions reinvested in accordance with the terms of the Company’s dividend reinvestment plan. Total return does not take into account distributions that may be characterized as a return of capital. For further information on the estimated character of the Company’s distributions please refer to Note 8.

(5)	Amounts were not annualized.

(6)	Average net assets are computed using the average of the balance of net assets at the end of each month of the reporting period.

(7)	As a business development company, the Company is generally required to maintain a ratio of at least 200% of total assets, less all liabilities and indebtedness not represented by senior securities, to total borrowings and guaranty commitments.

(8)	Asset coverage ratio is the ratio of the carrying value of the Company’s total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness (including interest payable and guarantees). Asset coverage per unit is the asset coverage ratio expressed in terms of dollar amounts per one thousand dollars of indebtedness.

(9)	Ratio of expenses to average net assets is computed using expenses before credits from Adviser to the base management and incentive fees but includes income tax expense.

(10)	Ratio of net expenses to average net assets is computed using total expenses net of credits from Adviser to the base management and incentive fees but includes income tax expense.

NOTE 11.	Subsequent Events

Distributions

In April 2011, the Company’s Board of Directors declared the following monthly cash distributions to stockholders:

Record Date	Payment Date	Distribution per Share

April 22, 2011	April 29, 2011	$0.07
May 20, 2011	May 31, 2011	0.07
June 20, 2011	June 30, 2011	0.07

Total		$0.21

Investment Activity

Subsequent to March 31, 2011, the Company extended an aggregate amount of approximately $17.3 million in three new investments and $0.5 million in revolver draws and additional investments to existing portfolio companies. Additionally, the Company received scheduled repayments of $1.5 million.

Part C — OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1.	Financial Statements

The following financial statements of Gladstone Capital Corporation (the “Company” or the “Registrant”) are included in the Registration Statement in “Part A: Information Required in a Prospectus:”

GLADSTONE CAPITAL CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Exhibits

Exhibit
Number		Description

2	.a.1	Articles of Amendment and Restatement of the Articles of Incorporation, incorporated by reference to Exhibit a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.b.1	By-laws, incorporated by reference to Exhibit b to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.b.2	Amendment to By-laws, incorporated by reference to Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003 (File No. 814-00237), filed February 17, 2004.
2	.b.3	Second Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed July 10, 2007.
2	.b.4	Third Amendment to Bylaws, incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed June 10, 2011.
2	.c	Not applicable.

Exhibit
Number		Description

2	.d.1	Form of Direct Registration Transaction Advice for the Registrant’s common stock, par value $0.001 per share, incorporated by reference to Exhibit d to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.d.2	Specimen Stock Certificate, incorporated by reference to Exhibit d.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-63700), filed August 23, 2001.
2	.d.3*	Form of Senior Indenture.
2	.d.4*	Form of Subordinated. Indenture.
2	.e	Dividend Reinvestment Plan, incorporated by reference to Exhibit 2.e to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.f	Not applicable.
2	.g.1	Amended and Restated Investment Advisory and Management Agreement between Gladstone Capital Corporation and Gladstone Management Corporation, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006 (renewed on July 7, 2010).
2	.h.1*	Equity Distribution Agreement, dated as of May 17, 2010, by and among Gladstone Capital Corporation, Gladstone Management Corporation and BB&T Capital Markets, a division of Scott & Stringfellow, LLC.
2	.i	Not applicable.
2	.j	Custodian Agreement between Gladstone Capital Corporation and The Bank of New York, dated as of May 5, 2006, incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 814-00237), filed August 1, 2006.
2	.k.1	Promissory Note of David Gladstone in favor of the Company, dated August 23, 2001, incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.
2	.k.2	Redemption Agreement, dated as of September 7, 2010, between Gladstone Capital Corporation and David Gladstone, incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.
2	.k.3	Third Amended and Restated Credit Agreement dated as of May 15, 2009 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Committed Lenders named therein, the CP Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed May 19, 2009.
2	.k.4	Administration Agreement between Gladstone Capital Corporation and Gladstone Administration, LLC, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006 (renewed on July 7, 2010).
2	.k.5	Fourth Amended and Restated Credit Agreement dated as of March 15, 2010 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed March 16, 2010.
2	.k.6	Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated as of November 22, 2010 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Committed Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.
2	.l*	Opinion of Cooley Godward Kronish LLP.
2	.m	Not applicable.
2	.n.1	Consent of Independent Registered Public Accounting Firm.
2	.n.2*	Consent of Cooley Godward Kronish LLP (included in Exhibit 2.1).
2	.n.3*	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.

Exhibit
Number		Description

2	.o	Not applicable.
2	.p	Subscription Agreement dated May 30, 2001, incorporated by reference to incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-63700), filed June 22, 2001.
2	.q	Not applicable.
2	.r	Code of Ethics and Business Conduct, incorporated by reference to Exhibit 14.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 12, 2005.
2	.s.1*	Power of Attorney.
2	.s.2*	Power of Attorney.

*	Previously filed.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 124 of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27.	Other Expenses of Issuance and Distribution

Commission registration fee	$16,740
FINRA fee	$30,500
Accounting fees and expenses	$200,000	*
Legal fees and expenses	$200,000	*
Printing and engraving	$200,000	*
Total	$647,240	*

*	These amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons Controlled by or Under Common Control

Gladstone Capital Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant.

U.S. Healthcare Communications, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant.

USHC Legal Inc., a New Jersey corporation and wholly-owned subsidiary of the Registrant.

Gladstone Business Loan, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Registrant.

Gladstone Financial Corporation, a Delaware corporation and wholly-owned subsidiary of the Registrant.

BERTL, Inc., a Delaware corporation controlled by the Registrant through 29% common stock ownership.

LYP Holdings Corp., a Delaware corporation controlled by the Registrant.

LocalTel, LLC, a Delaware limited liability company controlled by LYP Holdings Corp., through 57% ownership.

LYP, LLC, a Delaware limited liability company controlled by LYP Holdings Corp., through 100% ownership.

Lindmark Acquisition, LLC a Delaware limited liability company controlled by Lindmark Holdings Corp., through 50% ownership.

Lindmark Holdings Corp., a Delaware corporation controlled by the Registrant.

Defiance Integrated Technologies, Inc., a Delaware corporation controlled by the Registrant, through 58% ownership.

1090 Perry Acquisition Corp., a Delaware corporation controlled by Defiance Integrated Technologies, Inc., through 100% ownership.

JBM Tool & Die, Inc., a Delaware corporation controlled by Defiance Integrated Technologies, Inc., through 100% ownership.

Pro Shear Corporation, a Delaware corporation controlled by Defiance Integrated Technologies, Inc., through 100% ownership.

Midwest Metal Distribution, Inc., a Delaware corporation controlled by Gladstone Metal, LLC through 70% ownership.

Gladstone Metal, LLC, a Delaware limited liability company controlled by the Registrant.

SCI Cable, Inc, a Kansas corporation controlled by the Registrant by board control.

Kansas Cable Holdings, Inc., a Delaware corporation controlled by the Registrant through 100% ownership.

Sunshine Media Group, Inc., a Delaware corporation controlled by the Registrant through 50% ownership.

Publication Holdings, Inc., a Delaware corporation controlled by the Registrant through 100% ownership.

Gladstone Investment Corporation, a Delaware corporation controlled by the Registrant’s officers and directors.

Gladstone Business Investment, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Investment Corporation.

Gladstone Investment Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation.

ACME Cryogenics Inc., a Pennsylvania corporation controlled by Gladstone Investment Corporation through 53% ownership.

CCE Investment Corp., a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation.

Mustang Eagle Partnership, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCE Investment Corp.

Country Club Enterprises, LLC, a Massachusetts limited liability company, controlled by Mustang Eagle Partnership, LLC through 52% ownership.

ASH Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation.

Auto Safety House, LLC, a Delaware limited liability company, controlled by ASH Holdings, Corp. through 74% ownership.

Galaxy Tool Holding Corporation, a Delaware corporation controlled by Gladstone Investment Corporation through 60% ownership.

Mathey Investments, Inc., a Oklahoma corporation controlled by the Gladstone Investment Corporation through 97% ownership.

MRP Holdings Corp., a Delaware corporation controlled by Gladstone Investment Corporation through 30% ownership.

Tread Corporation, a Delaware corporation controlled by Gladstone Investment Corporation through 28% ownership.

Neville Limited, a Delaware corporation controlled by Gladstone Investment Corporation through 100% stock ownership.

Quench Holdings Corp., a Delaware corporation controlled by Gladstone Investment Corporation.

Precision Southeast Holdings, Inc., a Delaware corporation controlled by Gladstone Investment Corporation through 91% stock ownership.

Venyu Solutions, Inc, a Louisiana corporation controlled by Venyu Holdings, LLC through 100% ownership.

Venyu Holdings, LLC, a Delaware limited liability company controlled by Venyu Investments, LLC though 60% ownership.

Venyu Investments, LLC, a Delaware corporation controlled by Gladstone Investment Corporation through 100% ownership.

Gladstone Commercial Corporation, a Maryland corporation controlled by the Registrant’s officers and directors.

GCLP Business Trust I, a Massachusetts business trust controlled by Gladstone Commercial Corporation.

GCLP Business Trust II, a Massachusetts business trust controlled by Gladstone Commercial Partners, LLC.

Gladstone Commercial Partners, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Commercial Corporation.

Gladstone Commercial Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Commercial Corporation.

First Park Ten COCO San Antonio GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

First Park Ten COCO San Antonio LP, a Delaware limited partnership controlled by its general partner, First Park Ten COCO San Antonio GP LLC.

COCO04 Austin TX GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

COCO04 Austin TX LP, a Delaware limited partnership controlled by its general partner, COCO04 Austin TX GP LLC.

Pocono PA GCC, LP, a Delaware limited partnership controlled by its general partner, Pocono PA GCC GP LLC.

Gladstone Commercial Limited Partnership, a Delaware limited partnership controlled by its general partner GCLP Business Trust II.

GCC Acquisition Holdings LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SLEE Grand Prairie LP, a Delaware limited partnership controlled by its general partner, GCC Acquisition Holdings, Inc.

EE 208 South Rogers Lane, Raleigh, NC LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Gladstone Commercial Lending LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

260 Springside Drive Akron OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Little Arch04 Charlotte NC Member LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Little Arch Charlotte NC LLC, a Delaware limited liability company controlled by its sole member, Little Arch04 Charlotte NC Member LLC.

CMI04 Canton NC LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Midway NC Gladstone Commercial LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

GCC Granby LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Granby Property Trust, a Delaware statutory trust controlled by its grantor, GCC Granby LLC.

GCC Dorval LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Dorval Property Trust, a Delaware statutory trust controlled by its grantor, GCC Dorval LLC.

3094174 Nova Scotia Company, a Nova Scotia corporation controlled by its sole stockholder, Gladstone Commercial Limited Partnership.

3094175 Nova Scotia Company, a Nova Scotia corporation controlled by its sole stockholder, Gladstone Commercial Limited Partnership.

WMI05 Columbus OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

2525 N Woodlawn Vstrm Wichita KS LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Corning Big Flats LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Crenshaw SPE GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Crenshaw GCC LP, a Delaware limited partnership controlled by its general partner, OB Crenshaw SPE GP LLC.

HMBF05 Newburyport MA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

YorkTC05 Eatontown NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

STI05 Franklin NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

AFL05 Duncan SC Member LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

AFL05 Duncan SC LLC, a Delaware limited liability company controlled by its sole member, AFL05 Duncan SC Member LLC.

MSI05-3 LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

WMI05 Hazelwood MO LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CI05 Clintonville WI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

PZ05 Maple Heights OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

YCC06 South Hadley MA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

NW05 Richmond VA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SVMMC05 Toledo OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

ACI06 Champaign IL LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

UC06 Roseville MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

TCI06 Burnsville MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RC06 Menomonee Falls WI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SJMH06 Baytown TX GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SJMH06 Baytown TX LP, a Delaware limited partnership controlled by its general partner, SJMH06 Baytown TX GP LLC.

NJT06 Sterling Heights MI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CMS06-3 LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

MPI06 Mason OH LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

GCC Chicago Holdings, LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

AC07 Lawrenceville GA LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EE07 Raleigh NC GP LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EE07 Raleigh NC, L.P., a Delaware limited partnership, controlled by its general partner, EE07 Raleigh NC GP LLC.

WPI07 Tulsa OK LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

APML07 Hialeah FL LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EI07 Tewksbury MA LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

GBI07 Syracuse NY LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

CDLCI07 Mason OH LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

FTCH107 Grand Rapids MI LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

DBP107 Bolingbrook IL LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

Pocono PA GCC GP LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

RCOG07 Georgia LLC, a Delaware limited liability company, controlled by its manager Gladstone Commercial Limited Partnership.

C08 Fridley MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SRFF08 Reading PA GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SRFF08 Reading PA, L.P., a Delaware limited partnership controlled by its general partner, SRFF08 Reading PA GP LLC.

OS08 Winchester VA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RB08 Concord OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RPT08 Pineville NC GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RPT08 Pineville NC L.P., a Delaware limited partnership controlled by its general partner, RPT08 Pineville NC GP LLC.

FMCT08 Chalfont PA GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

FMCT08 Chalfont PA, L.P., a Delaware limited partnership controlled by its general partner, FMCT08 Chalfont PA GP LLC.

D08 Marietta OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

ELF08 Florida LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SCC10 Orange City IA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

TMC11 Springfield MO LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

FS11 Hickory NC GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

FS11 Hickory NC, LP, a Delaware limited partnership controlled by its general partner, FS11 Hickory NC GP LLC.

Gladstone Land Corporation, a Maryland corporation controlled by David Gladstone through indirect 100% stock ownership.

Gladstone Land Partners, LLC, a Delaware limited liability company controlled by its manager, Gladstone Land Corporation.

Gladstone Land Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Land Corporation.

Gladstone Land Limited Partnership, a Delaware limited partnership controlled by its general partner, Gladstone Land Partners, LLC.

San Andreas Road Watsonville LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

West Gonzales Road Oxnard LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

West Beach Street Watsonville, LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Dalton Lane Watsonville, LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Gladstone Holding Corporation, a Delaware corporation controlled by David Gladstone through 100% indirect stock ownership.

Gladstone Management Corporation, a Delaware corporation controlled by Gladstone Holding Corporation, through 100% ownership.

Gladstone Administration, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Holding Corporation.

Gladstone Securities, LLC, a Connecticut limited liability company controlled by its member, Gladstone Holding Corporation.

Gladstone General Partner, LLC, a Delaware limited liability company controlled by its manager, Gladstone Management Corporation.

Gladstone Participation Fund LLC, a Delaware limited liability company controlled by Gladstone General Partner, LLC.

Gladstone Partners Fund, LP, a Delaware limited partnership controlled by its general partner, Gladstone Management Corporation.

Gladstone Lending Corporation, a Maryland corporation controlled by David Gladstone through 100% indirect stock ownership.

Gladstone Management II, LLC, a Delaware limited liability company controlled by its managing member, Gladstone Management Corporation.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock at July 11, 2011.

Number of
Title of Class	Record Holders

Common Stock, par value $0.001 per share	66

Item 30.	Indemnification

Subject to the Investment Company Act of 1940, as amended (the “1940 Act”) or any valid rule, regulation or order of the Securities and Exchange Commission (“SEC”) thereunder, our articles of incorporation and bylaws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise to the maximum extent permitted by Section 2-418 of the Annotated Code of Maryland, Corporations and Associations (the “Maryland Law”). The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition to any indemnification to which our directors and officers are entitled pursuant to our articles of incorporation and bylaws and Maryland Law, our articles of incorporation and bylaws permit us to indemnify our other employees and agents to the fullest extent permitted by Maryland Law, whether such employees or agents are serving us or, at our request, any other entity.

In addition, the investment advisory and management agreement between us and our investment adviser, Gladstone Management Corporation (the “Adviser”), as well as the administration agreement between us and our administrator Gladstone Administration, LLC (the “Administrator”), each provide that, absent willful misfeasance, bad faith, or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, our Adviser or our Administrator, as applicable, and their respective officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs, and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s services under the investment advisory and management agreement or otherwise as our investment adviser, or the rendering of our Administrator’s services under the administration agreement, as applicable.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding our Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC, and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1) the Registrant, Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102;

(2) the Transfer Agent, BNY Mellon Shareowner Services, 480 Washington Boulevard, Jersey City, NJ 07310;

(3) the Adviser, Gladstone Management Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102;

(4) the Custodian, The Bank of New York Mellon Corp., 2 Hanson Place, Sixth Floor, Brooklyn, NY 11217; and

(5) the Collateral Custodian, The Bank of New York Mellon Corp., 2 Hanson Place, Sixth Floor, Brooklyn, NY 11217.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	We hereby undertake to suspend the offering of shares until the prospectus is amended if, subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement.

2. We hereby undertake:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(f)	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of the Registrant are trading below its net asset value and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading;

(g)	to file a post-effective amendment to the registration statement in respect of any one or more offerings of the Registrant’s shares (including warrants and/or rights to purchase the shares) below net asset value that will result in greater than 15% dilution, in the aggregate, to existing net asset value per share; and

(h)	to file a post-effective amendment to the registration statement in connection with any rights offering.

3. We hereby undertake that:

(a)	for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean and Commonwealth of Virginia, on the 13th day of July 2011.

GLADSTONE CAPITAL CORPORATION

By:	/s/ DAVID GLADSTONE
David Gladstone
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 4 to the Registration Statement has been signed below by the following persons in the capacities indicated on July 13, 2011:

By:	/s/ DAVID GLADSTONE David Gladstone Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)

By:	/s/ DAVID WATSON David Watson Chief Financial Officer (principal financial and accounting officer)

By:	* Terry L. Brubaker Vice Chairman, Chief Operating Officer, Secretary and Director

By:	* George Stelljes III President, Chief Investment Officer and Director

By:	* David A. R. Dullum Director

By:	* Anthony W. Parker Director

By:	* Michela A. English Director

By:	* Paul W. Adelgren Director

By:	* John H. Outland Director

By:	* Gerard Mead Director

By:	* John Reilly Director

*By:	/s/ DAVID GLADSTONE David Gladstone (attorney-in-fact)

Exhibits

Exhibit
Number		Description

2	.a.1	Articles of Amendment and Restatement of the Articles of Incorporation, incorporated by reference to Exhibit a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.b.1	By-laws, incorporated by reference to Exhibit b to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.b.2	Amendment to Bylaws, incorporated by reference to Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003 (File No. 814-00237), filed February 17, 2004.
2	.b.3	Second Amendment to Bylaws, incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed July 10, 2007.
2	.b.4	Third Amendment to Bylaws, incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed June 10, 2011.
2	.c	Not applicable.
2	.d.1	Form of Direct Registration Transaction Advice for the Registrant’s common stock, par value $0.001 per share, incorporated by reference to Exhibit d to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.d.2	Specimen Stock Certificate, incorporated by reference to Exhibit d.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-63700), filed August 23, 2001.
2	.d.3*	Form of Senior Indenture.
2	.d.4*	Form of Subordinated Indenture.
2	.e	Dividend Reinvestment Plan, incorporated by reference to Exhibit 2.e to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.f	Not applicable.
2	.g.1	Amended and Restated Investment Advisory and Management Agreement between Gladstone Capital Corporation and Gladstone Management Corporation, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006 (renewed on July 7, 2010).
2	.h.1*	Equity Distribution Agreement, dated as of May 17, 2010, by and among Gladstone Capital Corporation, Gladstone Management Corporation and BB&T Capital Markets, a division of Scott & Stringfellow, LLC.
2	.i	Not applicable.
2	.j	Custodian Agreement between Gladstone Capital Corporation and The Bank of New York, dated as of May 5, 2006, incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 814-00237), filed August 1, 2006.
2	.k.1	Promissory Note of David Gladstone in favor of the Company, dated August 23, 2001, incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.
2	.k.2	Redemption Agreement, dated as of September 7, 2010, between Gladstone Capital Corporation and David Gladstone, incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.
2	.k.3	Third Amended and Restated Credit Agreement dated as of May 15, 2009 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Committed Lenders named therein, the CP Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed May 19, 2009.
2	.k.4	Administration Agreement between Gladstone Capital Corporation and Gladstone Administration, LLC, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006 (renewed on July 7, 2010).

Exhibit
Number		Description

2	.k.5	Fourth Amended and Restated Credit Agreement dated as of March 15, 2010 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed March 16, 2010.
2	.k.6	Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated as of November 22, 2010 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Committed Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.
2	.l*	Opinion of Cooley Godward Kronish LLP.
2	.m	Not applicable.
2	.n.1	Consent of Independent Registered Public Accounting Firm.
2	.n.2*	Consent of Cooley Godward Kronish LLP (included in Exhibit 2.1).
2	.n.3*	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.
2	.o	Not applicable.
2	.p	Subscription Agreement dated May 30, 2001, incorporated by reference to incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-63700), filed June 22, 2001.
2	.q	Not applicable.
2	.r	Code of Ethics and Business Conduct, incorporated by reference to Exhibit 14.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 12, 2005.
2	.s.1*	Power of Attorney.
2	.s.2*	Power of Attorney.

*	Previously filed.